Form 20-F
period 2024-12-31
Concorde International Group Ltd.
filed 2025-05-15
CIK 2001794

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from ___________ to ___________

Commission file number: 001-42606

CONCORDE INTERNATIONAL GROUP LTD

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name Into English)

British Virgin Islands

(Jurisdiction of Incorporation or Organization)

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

+65 2960802

(Address of Principal Executive Offices)

Swee Kheng Chua, CEO

+65 2960802

alan.chua@concorde.com.sg

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Class A Ordinary Shares, par value $0.00001 per share	CIGL	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2024): There were Zero Class A Ordinary Share and 20,888,886 Class B Ordinary Shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting ☒	Other ☐
Standards as issued by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

Annual Report on Form 20-F

Year Ended December 31, 2024

i

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“we,” “us,” “the Company,” “our” or “our company” are to the combined business of Concorde International Group Ltd, a British Virgin Islands (“BVI”) business company incorporated on May 2, 2023, and its consolidated subsidiaries;

●	“Concorde International” are to Concorde International Group Ltd, a holding company incorporated in the BVI under the BVI Business Companies Act (as amended) (the “BVI Act”) on May 2, 2023;

●	“Concorde Singapore” are to Concorde International’s 100% owned subsidiary, Concorde International Group Pte Ltd a corporation formed in Singapore on June 12, 2023;

●	“Concorde Security Singapore” are to Concorde Singapore’s 96.81% owned subsidiary, Concorde Security Pte Ltd, a corporation formed in Singapore on June 16, 2005;

●	“Concorde Security Malaysia” are to Concorde Singapore’s 100% owned subsidiary, Concorde Security Sdn Bhd, a corporation formed in Malaysia on January 13, 2015;

●	“Concorde UK” are to Concorde Singapore’s 100% owned subsidiary, Concorde Security Limited, a private company limited by shares incorporated in the United Kingdom on December 23, 2016;

●	“Concorde Asia” are to Concorde Singapore’s 70% indirectly owned subsidiary, Concorde Asia Pte Ltd, a corporation formed in Singapore on October 8, 2013;

●	“Berjaya Academy” are to Concorde Singapore’s 70% indirectly owned subsidiary, Berjaya Academy Pte Ltd, a corporation formed in Singapore on March 6, 2020;

●	“Concorde i-Fast US” are to Concorde Singapore’s 100% owned subsidiary, Concorde i-FAST USA Inc., a corporation formed in Texas on April 25, 2024; and

●	“U.S. dollars,” “dollars,” “USD” or “$” are to the legal currency of the United States.

Forward-Looking Information

In addition to historical information, this annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins, or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that third parties hold proprietary rights that preclude us from marketing our products, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to legal system and economic, political and social events in Singapore, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this annual report.

Readers are urged to carefully review and consider the various disclosures made by us in this report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this report speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions, or amendments to any forward-looking statements to reflect changes in our expectations or future events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable for annual reports on Form 20-F.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for annual reports on Form 20-F.

ITEM 3. KEY INFORMATION

A. [RESERVED]

Not applicable.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our securities involves a high degree of risk and our Class A ordinary shares should be purchased only by persons who can afford to lose the entire amount invested. Before purchasing any of our securities, you should carefully consider the following factors relating to our business and prospects. You should pay particular attention to the fact that we currently conduct a significant portion of our operations in Singapore and are governed by a legal and regulatory environment that in some respects differs significantly from the environment that may prevail in the U.S. and other countries. If any of the following risks actually occurs, our business, financial condition or operating results will suffer, the value of our shares could decline, and you may lose all or part of your investment.

Summary of Risk Factors

Investing in our company involves significant risks. These risks include the following:

Risks Relating to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	A significant amount of our revenue is generated from our existing long-term customers; thus, our inability to retain and maintain a good relationship with our existing customers can have a material adverse effect on our business and financial results.

●	We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles.

●	Our independent registered public accounting firm expressed substantial doubt regarding our ability to continue as a going concern for the fiscal year ended December 31, 2022. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.

●	A critical part of our success was driven by introducing and providing innovative and cost-saving security services. If our new products and services are not successful, it could have a material adverse effect on our business.

●	The proper and efficient functioning of our computer, data backup, information technology, telecom and processing systems, and our monitoring stations are essential to our business.

●	As a security service provider, we are exposed to greater risk of liability for employee acts or omissions or system failure, than may be inherent in other businesses.

●	Our monitoring security facilities will call the police and fire departments when emergencies arise. If the police and fire departments fail or delay responding to our calls, our business and reputation could be adversely affected.

●	From time to time, we are subject to claims for infringing, misappropriating or otherwise violating the intellectual property rights of others and will be subject to such claims in the future, which could have an adverse effect on our business and operations.

●	Our inability to acquire necessary intellectual property or adequately protect our intellectual property could adversely affect our business and results of operation.

●	Reliance on external security vendors may increase our operational and financial risks.

Risks Relating to Regulatory Compliance

Risks and uncertainties related to our regulatory compliance, but are not limited to, the following:

●	Increasing legislative and regulatory initiatives on cybersecurity and data privacy regulations could adversely impact our business and financial results.

●	As we expand globally, we will be subject to more regulation by various governmental agencies.

Risks Relating to Our Class A Ordinary Shares

Risks and uncertainties related to our Class A ordinary shares include, but are not limited to, the following:

●	Our dual class voting structure has the effect of concentrating the voting control to holders of our Class B Ordinary Shares, which will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these shareholders. It may also adversely affect the trading market for our Class A Ordinary Shares due to exclusion from certain stock market indices and depress the trading price of our Class A Ordinary Shares.

●	If an active trading market does not develop, you may not be able to resell our shares at or above the price you paid, or at all.

●	Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Class A Ordinary Shares.

●	Nasdaq Capital Market may apply additional and more stringent criteria for our continued listing because our insiders will hold a large portion of our listed securities.

●	In addition, we face other risks and uncertainties that may materially affect our business prospects, financial condition, and results of operations. You should consider the risks discussed in “Risk Factors” and elsewhere in this report before investing in our Class A Ordinary Shares.

Risks Relating to Our Business and Industry

A significant amount of our revenue is generated from our existing long-term customers; thus, our inability to retain and maintain a good relationship with our existing customers can have a material adverse effect on our business and financial results.

As of the date of this report, our main line of revenue is generated from providing security services by monitoring properties, assets and building systems under 24/7 surveillance, ensuring security and business efficiency for our customers. A significant driver of our growth is our recurring revenue business in which customers who contracted to purchase our products and services and are required to pay monthly fees. As such, our ability to maintain our existing significant customer base is important to our long-term profitability. For the fiscal years ended December 31, 2024 and 2023, the total sales to our five largest customers accounted for 23% and 33% of our total revenue, respectively. The loss or material reduction of business, either due to a reduction in demand from one or more of our significant customers, such as industrial and commercial customers, or our inability to timely meet any elevated level of customer demand for various reasons, the lack of success of sales initiatives or changes in customer preferences or loyalties for our products and services related to any such significant customer could have a material adverse impact on our business. This requires that we minimize our rate of customer disconnects, or attrition, which can increase as a result of factors such as problems experienced with our product or service quality, customer service, customer non-pay, unfavorable general economic conditions, and the preference for lower pricing of competitors’ products and services over ours. If attrition rates were to rise significantly, we may be required to accelerate the depreciation and amortization expense for, or to impair, certain of our assets, including with respect to customer relationships, which would cause a material adverse effect on our financial condition and results of operations.

We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles.

We report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and United States generally accepted accounting principles, or U.S. GAAP, including differences related to revenue recognition, intangible assets, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

Our independent registered public accounting firm expressed substantial doubt regarding our ability to continue as a going concern for the fiscal year ended December 31, 2022. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.

As of December 31, 2022, the Company’s operating losses raise substantial doubt about the Company’s ability to continue as a going concern. This indicates the existence of a material uncertainty which may cast significant doubt over our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our profit generating operations in the future and/or obtaining the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they become due.

As of December 31, 2024 and 2023, our audited financial statements were prepared on the assumption that we would continue as a going concern. The Company’s ability to continue as a going concern is dependent upon the Company’s profit generating operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

If we are unable to continue in operational existence for the foreseeable future, we may be unable to discharge our liabilities in the normal course of business and adjustments may have to be made to reflect the situation that assets may need to be realized other than in the normal course of business and at amounts which could differ significantly from the amounts at which they are currently recorded in the statement of financial position. In addition, we may have to include adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses. No such adjustments have been made to these financial statements.

If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms or at all. Further, if we cannot continue as a going concern, we may be forced to discontinue operations and liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, which would cause our shareholders to lose all or a part of their investment.

We have substantial customer concentration, with a limited number of customers accounting for a substantial portion of our recent revenues.

Historically, we have derived a significant portion of our revenues from our top five customers. For the fiscal years ended December 31, 2024, 2023, and 2022 the total sales to our five largest customers accounted for 23%, 33% and 36% of our total revenue, respectively. Specifically, our top five customers contributed approximately 7%, 6%, 4%, 3%, and 3% of our total revenue, respectively for the year ended December 31, 2024.

There are inherent risks whenever a large percentage of total revenues are concentrated on a limited number of customers. It is not possible for us to predict the future level of demand for our services that will be generated by these customers. In addition, revenues from these larger customers may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions or other facts, some of which may be outside of our control. Further, some of our contracts with these larger customers permit them to terminate our services at any time (subject to notice and certain other provisions). If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce the prices we charge for our services which could have an adverse effect on our margins and financial position, and could negatively affect our revenues and results of operations and/or trading price of our Class A Ordinary Shares. If any of these largest customers terminates our services, such termination would negatively affect our revenues and results of operations and/or trading price of our Class A Ordinary Shares.

If we fail to attract, retain and engage appropriately qualified employees, including employees in key positions, our operations and profitability may be harmed. In addition, changes in market compensation rates may adversely affect our profitability.

One of the key products we offer is a suite of smart security solutions called “I-Guarding Services”. The first of these solutions is our patented IFS, a mobile vehicular platform providing security and facility maintenance services. Our I-Guarding Services offer high-quality and advanced technological products and services for our customers and require a highly trained and engaged workforce. As a result, we rely on our ability to attract, train and retain sufficient numbers of qualified employees. Specifically, because employees become more productive and skillful as they gain experience, market demand for such employees will become more competitive and retaining those individuals is very important for our success, especially as we expand and grow our market. Further, failure to recruit or retain qualified employees in the future may impair our efficiency and effectiveness and our ability to pursue growth opportunities. A significant amount of turnover of our executive team or other employees in key positions, such as Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer may negatively impact our operations. Factors that affect our ability to maintain sufficient numbers of qualified employees include, for example, employee engagement, our reputation, unemployment rates, competition from other employers, availability of qualified personnel and our ability to offer appropriate compensation and benefit packages. If we are unable to attract, train and retain sufficient numbers of qualified employees, our business, financial condition, cash flows or results of operations could be adversely affected.

We operate in a competitive labor market and there is a risk that market increases in compensation and employer-provided benefits could have a material adverse effect on our profitability. We may also be subject to continued market pressure to increase employee hourly wage rates and increased cost pressure on employer-provided benefits. Our need to implement corresponding adjustments within our labor model and compensation and benefit packages could have a material adverse impact to the profitability of our business.

A critical part of our success was driven by introducing and providing innovative and cost-saving security services. If our new products and services are not successful, it could have a material adverse effect on our business.

A critical part of our business success was driven by introducing and providing innovative and cost-saving security services for our customers. As of the date of this report, we are offering products and services including I-Guarding Services, Man-Guarding Services, Consultancy and Training Services, etc. To stay competitive in the market, we believe we must continue to develop and commercialize new products and services that meet the varied and evolving needs of our customers in order to continue to grow our business. While we devote significant effort and resources to the research and development of new products, we cannot guarantee the new products and services we may launch in the future will be well received by our customers. In addition, the speed of development by our competitors and new market entrants is increasing. We cannot provide any assurance that any new product or service will be successfully commercialized in a timely manner, if ever, or, if commercialized, will result in returns greater than our investment. Investment in a product or service could divert our attention and resources from other projects that become more commercially viable in the market. We also cannot provide any assurance that any new product or service will be accepted by the market. In addition, new products and services may present new and difficult technological and intellectual property challenges that may subject us to claims or complaints if our customers experience service failures or other quality issues. To the extent our new products and services are not successful, it could have a material adverse effect on our business, financial condition, cash flow or results of operations.

The proper and efficient functioning of our computer, data backup, information technology, telecom and processing systems, and our monitoring stations are essential to our business.

Our central monitoring facilities depend on the proper and efficient functioning of our computer, data backup, information technology, telecom and processing systems, and other platforms. If there is a catastrophic event, natural disaster, security breach, negligent or intentional act by an employee or other extraordinary event, the malfunctioning of our information technology system could cause us unable to respond to emergencies on a timely manner. Furthermore, because computer and data backup and processing systems are susceptible to malfunctions and interruptions, we cannot guarantee that we will not experience service failures in the future. A significant or large-scale malfunction or interruption of any computer or data backup and processing system could adversely affect our ability to keep our operations running efficiently and respond to alarm system signals. If a malfunction results in a wider or sustained disruption, it could have a material adverse effect on our reputation, business, financial condition, cash flows or results of operations.

Product defects or shortfalls in customer service may damage our reputation as a high-quality security service provider.

The success of our business depends on our reputation and ability to maintain good relationships with our customers, suppliers, and local regulators, among others. Our reputation may be harmed either through product defects or shortfalls in customer service. Customers generally judge our performance through their interactions with staff at our monitoring and customer care centers, and field installation and service technicians, as well as their day-to-day interactions with our products. Any failure to meet customers’ expectations in such customer service areas could cause an increase in attrition rates or make it difficult to obtain new customers. Any harm to our reputation or customer relationships caused by the actions of our personnel, or third-party product or service providers or any other factors could have a material adverse effect on our business, financial condition, results of operations, and cash flows. In addition, our products and services may contain undetected defects in the software, infrastructure, third-party components or processes. If these solutions fail for any reason, including due to defects in our equipment, software, a carrier outage or user error, we could be subject to liability for such failures and our business could suffer.

As a security service provider, we are exposed to greater risk of liability for employee acts or omissions or system failure, than may be inherent in other businesses.

The nature of the products and services we provide potentially exposes us to greater risks of liability for employee acts or omissions or system failures than may be inherent in other businesses. If customers believe that they incurred losses as a result of our action or inaction, the customers, or their insurers, could in the future bring claims against us. In addition, there can be no assurance that we are adequately insured for these risks. Certain of our insurance policies may limit or prohibit insurance coverage for punitive or certain other types of damages or liability arising from gross negligence. If significant uninsured damages are assessed against us, the resulting liability could have a material adverse effect on our business, financial condition, cash flows or results of operations.

A disruption in the operation of our monitoring facilities or customer care resources could materially adversely affect our business.

A disruption in our ability to provide security monitoring services or otherwise provide ongoing customer care to our customers could have a material adverse effect on our business. A disruption could occur for many reasons, including fire, natural disasters, weather, and the effects of climate change (such as sea level rise, drought, flooding, wildfires, and increased storm severity), health epidemics or pandemics, transmission interruption, extended power outages, human or other error, malicious acts, provider preferences regarding the signals that get transmitted, government actions, war, terrorism, sabotage, or other conflicts, or as a result of disruptions to internal and external networks or third party transmission lines. Monitoring and customer care could also be disrupted by information systems and network-related events or cybersecurity attacks, such as computer hacking, computer viruses, worms, or other malicious software, distributed denial of service attacks, malicious social engineering, or other destructive or disruptive activities that could also cause damage to our properties, equipment, and data. A failure of our back-up procedures or a disruption affecting monitoring facilities could disrupt our ability to provide security monitoring or customer care services to our customers. If we experience such disruptions, we may experience customer dissatisfaction and potential loss of confidence, and liabilities to customers or other third parties, each of which could harm our reputation and impact future revenues. We could also be subject to claims or litigation with respect to losses caused by such disruptions. Our insurance may not be sufficient to fully cover our losses or may not cover a particular event at all. Any such disruptions or outcomes could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our industry is highly competitive.

The markets in which we operate include a large number of participants, including multinational, regional and small, local companies. As we plan to expand beyond the Singaporean market, such as North America, Malaysia, and Australia, we will face increasing competition from internet service providers, large technology companies, singular experience companies, industrial and smart hardware companies, and others that may have greater capital and resources than us. We also face competition from large residential security companies that have or may have greater capital and other resources than we do. Competitors that are larger in scale and have greater resources may benefit from greater economies of scale and other lower costs that permit them to offer more favorable terms to consumers (including lower service costs) than we offer, causing such consumers to choose to enter into contracts with such competitors. These competitors may also benefit from greater name recognition and superior advertising, marketing, promotional and other resources. To the extent that such competitors utilize any competitive advantages in markets where our business is more highly concentrated, the negative impact on our business may increase over time. In addition to potentially reducing the number of new customers we are able to originate, increased competition could also result in increased customers acquisition costs and higher attrition rates that would negatively impact us over time. The benefit offered to larger competitors from economies of scale and other lower costs may be magnified by an economic downturn in which customers put a greater emphasis on lower cost products or services. In addition, we face competition from regional competitors that concentrate their capital and other resources in targeting local markets.

To stay competitive, we focus on quality, innovation, expertise, effective channels to market, breadth of product offering and price. We may be unable to effectively compete on all these bases. If we are unable to anticipate evolving trends in the market or the timing and scale of our competitors’ activities and initiatives, the demand for our products and services could be negatively impacted. In addition, we compete in an industry that is experiencing the convergence of mechanical, electronic and digital products. Technology and innovation play significant roles in the competitive landscape. Our success depends, in part, upon the research, development and implementation of new technologies and products including obtaining, maintaining and enforcing necessary intellectual property protections. Securing and maintaining key partnerships and alliances, recruiting and retaining highly skilled and qualified employee talent and having access to technologies, services, intellectual property and solutions developed by others will play a significant role in our ability to effectively compete. The continual development of new technologies by existing and new competitors, including non-traditional competitors with significant resources, could adversely affect our ability to sustain operating margins and desirable levels of sales volumes. To remain competitive, we must develop new products and service offerings and respond to new technologies in a timely manner.

Our monitoring security facilities will call the police and fire departments when emergencies arise. If the police and fire departments fail or delay responding to our calls, our business and reputation could be adversely affected.

Our monitoring security facilities will call the police and fire departments when emergencies arise. If the police and fire departments fail to respond or delay responding to our calls, our customers may suffer economically and incur physical injuries. In such instances, we may be subject to legal liability by potential lawsuits against us. As a result, our brand reputation would be damaged. Such events could adversely affect our ability to attract and retain customers and could negatively impact our business, financial condition, results of operations, and cash flow.

Our insurance policies may not cover all of our operating risks and a casualty loss beyond the limits of our coverage could negatively impact our business.

We are subject to all of the operating hazards and risks normally incidental to the provision of our products and services and business operations. We maintain insurance policies in such amounts and with such coverage and deductibles as required by law and that we believe are reasonable and prudent. Nevertheless, such insurance may not be adequate to protect us from all the liabilities and expenses that may arise from claims for personal injury, death or property damage arising in the ordinary course of our business and current levels of insurance may not be able to be maintained or available at economical prices. If a significant liability claim is brought against us that is not covered by insurance, then we may have to pay the claim with our own funds, which could have a material adverse effect on our business, financial condition, cash flows or results of operations.

We will be subject to risks related to currency exchange rate fluctuations as we plan to expand our business internationally, and such risks may have an adverse effect on our business, financial condition, results of operations and cash flows.

We expect sales to non-Singaporean customers to represent a significant portion of our revenues in the future. Although we may enter into currency exchange contracts to reduce our risk related to currency exchange fluctuations, changes in the relative fair values of currencies occur from time to time. We do not hedge against all our currency exposure, and therefore, our results of operations will continue to be susceptible to impacts from currency fluctuations. Further, we may invoice customers in a currency other than its functional currency or may be invoiced by suppliers in a currency other than its functional currency, which could result in unfavorable translation effects on our results of operations.

Shareholder and customer emphasis on environmental, social, and governance responsibility may impose additional costs on us or expose us to new risks.

Our shareholders, customers and employees continue to expect a more proactive response to environmental, social, and governance (“ESG”) matters. We may incur increased costs and may be exposed to new risks responding to these higher expectations. Although we believe that our emphasis on ESG priorities can help drive sustainable business practices that are crucial to our long-term growth, we may face reputational challenges in the event that we are unable to achieve these goals or our ESG standards do not meet those set by certain constituencies. These reputational challenges could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our strategic initiatives, including enterprise excellence efforts among other significant capital expenditure projects, may not achieve the improvements or financial returns we expect.

We utilize a number of tools to improve efficiency and productivity. Implementation of new processes to our operations could cause disruptions and may prove to be more difficult, costly or time-consuming than expected. Additionally, from time to time we undertake substantial capital projects for varying reasons, such as to increase production capacity or to insource certain products, parts or components. We invest in areas we believe best align with our business strategies and that will optimize future returns. However, there can be no assurance that all our planned enterprise excellence projects or other capital expenditures will be fully implemented, or if implemented, will realize the expected improvements or financial returns.

We may pursue additional business opportunities and may decide to eliminate or acquire certain businesses, which could expose us to additional risks.

We frequently evaluate strategic opportunities both within and outside our existing lines of business. We expect from time to time to pursue additional business opportunities and may decide to eliminate or acquire certain businesses, products or services or expand into new channels or industries. Such acquisitions or dispositions could be material. There are various risks and uncertainties associated with potential acquisitions and divestitures, including: (1) availability of financing; (2) difficulties related to integrating previously separate businesses into a single unit, including product and service offerings, distribution and operational capabilities and business cultures; (3) general business disruption; (4) managing the integration process; (5) diversion of management’s attention from day-to-day operations, assumption of costs and liabilities of an acquired business, including unforeseen or contingent liabilities or liabilities in excess of the amounts estimated; (7) failure to realize anticipated benefits and synergies, such as cost savings and revenue enhancements; (8) potentially substantial costs and expenses associated with acquisitions and dispositions; (9) potential increases in compliance costs; (10) failure to retain and motivate key employees; and (11) difficulties in applying our internal control over financial reporting and disclosure controls and procedures to an acquired business. Any or all of these risks and uncertainties, individually or collectively, could have material adverse effect on our business, financial condition, cash flow or results of operations. We can offer no assurance that any such strategic opportunities will prove to be successful. Additionally, any new product or service offerings could require developmental investments or have higher cost structures than our current arrangements, which could reduce operating margins and require more working capital. Moreover, expansion into any new industry or channel could result in higher compliance costs as we may become subject to laws and regulations to which we are not currently subject.

From time to time, we are subject to claims for infringing, misappropriating or otherwise violating the intellectual property rights of others and will be subject to such claims in the future, which could have an adverse effect on our business and operations.

We cannot be certain that our products and services or those of third parties that we incorporate into our offerings do not and will not infringe the intellectual property rights of others. Many of our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. From time to time, we are subject to claims based on allegations of infringement, misappropriation or other violations of the intellectual property rights of others, including litigation brought by special purpose or so-called “non-practicing” entities that focus solely on extracting royalties and settlements by enforcing intellectual property rights and against whom our patents may therefore provide little or no deterrence or protection.

Regardless of their merits, intellectual property claims divert the attention of our personnel and are often time- consuming and expensive. In addition, to the extent claims against us are successful, we may have to pay substantial monetary damages or discontinue or modify certain products or services that are found to infringe another party’s rights or enter into licensing agreements with costly royalty payments. Defending against claims of infringement, misappropriation or other violations or being deemed to be infringing, misappropriating or otherwise violating the intellectual property rights of others could impair our ability to innovate, develop, distribute and sell our current and planned products and services.

Although third parties may offer a license to their technology or other intellectual property, the terms of any offered license may not be acceptable, and the failure to obtain a license or the costs associated with any license could cause our business, financial condition and results of operations to be materially and adversely affected. In addition, some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third party does not offer us a license to its technology or other intellectual property on reasonable terms, or at all, we could be enjoined from continued use of such intellectual property. As a result, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we could be unable to continue to offer our affected products, subscriptions or services), effort, and expense and may ultimately not be successful. Furthermore, a successful claimant could secure a judgment or we may agree to a settlement that prevents us from distributing certain products, providing certain subscriptions or performing certain services that requires us to pay substantial damages, royalties or other fees. Any of these events could harm our business, financial condition and results of operations.

Our inability to acquire necessary intellectual property or adequately protect our intellectual property could adversely affect our business and results of operation.

Our intellectual property, including our patents, trademarks, copyrights, trade secrets and other proprietary rights, constitutes a significant part of our value. Our success depends, in part, on our ability to protect our proprietary technology, brands and other intellectual property against dilution, infringement, misappropriation and competitive pressure by defending our intellectual property rights. To protect our intellectual property rights, we rely on a combination of patent, trademark, copyright and trade secret laws and a combination of confidentiality procedures, contractual provisions and other methods, all of which offer only limited protection. In addition, we make efforts to acquire rights to intellectual property necessary for our operations. However, there can be no assurance that these measures will be successful in any given case, particularly in those countries where the laws do not protect our proprietary rights as rigorously.

We own a portfolio of issued patents that relate to our security product and services utilized in our business. We may file additional patent applications in the future. The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner all the way through to the successful issuance of a patent. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. In addition, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention.

If we fail to acquire the necessary intellectual property rights or adequately protect or assert our intellectual property rights, competitors may dilute our brands or manufacture and market similar products and services or convert our customers, which could adversely affect our market share and results of operations. We may not receive patents or trademarks for all our pending patent and trademark applications, and existing or future patents or licenses may not provide competitive advantages for our products and services. Furthermore, it is possible that our patent applications may not issue as granted patents, that the scope of our issued patents will be insufficient or not have the coverage originally sought, or that our issued patents will not provide us with any competitive advantages. Our competitors may challenge, invalidate or avoid the application of our existing or future intellectual property rights that we obtain or license. In addition, patent rights may not prevent our competitors from developing, using or selling products or services that are similar to or address the same market as our products and services. The loss of protection for our intellectual property rights could reduce the market value of our brands and our products and services, reduce new customers originations or upgrade sales to existing customers, lower our profits, and could have a material adverse effect on our business, financial condition, cash flows or results of operations.

Our policy is to require our employees that were hired to develop material intellectual property included in our products to execute written agreements in which they assign to us their rights in potential inventions and other intellectual property created within the scope of their employment (or, with respect to consultants and service providers, their engagement to develop such intellectual property), but we cannot assure you that we have adequately protected our rights in every such agreement or that we have executed an agreement with every such party. Finally, in order to benefit from the protection of patents and other intellectual property rights, we must monitor and detect infringement, misappropriation or other violations of our intellectual property rights and pursue infringement, misappropriation or other claims in certain circumstances in relevant jurisdictions, all of which are costly and time-consuming. As a result, we may not be able to obtain adequate protection or to effectively enforce our issued patents or other intellectual property rights.

In addition to patents and registered trademarks, we rely on trade secret rights, copyrights and other rights to protect our unpatented proprietary intellectual property and technology. Despite our efforts to protect our proprietary technologies and our intellectual property rights, unauthorized parties, including our employees, consultants, or service providers, may attempt to copy aspects of our products or obtain and use our trade secrets or other confidential information. We generally enter into confidentiality agreements with our employees and third parties that have access to our material confidential information, and generally limits access to and distribution of our proprietary information and proprietary technology through certain procedural safeguards. These agreements may not effectively prevent unauthorized use or disclosure of our intellectual property or technology, could be breached or otherwise may not provide meaningful protection for our trade secrets and know-how related to the design, manufacture or operation of our products and may not provide an adequate remedy in the event of unauthorized use or disclosure. We cannot assure you that the steps taken by us will prevent misappropriation of our intellectual property or technology or infringement of our intellectual property rights. Competitors may independently develop technologies or products that are substantially equivalent or superior to our solutions or that inappropriately incorporate our proprietary technology into their products or they may hire our former employees who may misappropriate our proprietary technology or misuse our confidential information. In addition, if we expand the geography of our service offerings, the laws of some foreign countries where we may do business in the future do not protect intellectual property rights and technology to the same extent as the laws of Singapore, and these countries may not enforce these laws as diligently as government agencies and private parties in Singapore.

From time to time, legal action by us may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement, misappropriation or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results and financial condition. If we are unable to protect our intellectual property and technology, we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative products that have enabled us to be successful to date.

Unauthorized use of our brand names by third parties, and the expenses incurred in developing and preserving the value of our brand names, may materially adversely affect our business.

Our brand names are critical to our success. Unauthorized use of our brand names by third parties may materially adversely affect our business and reputation, including the perceived quality and reliability of our products and services. We rely on patents, trademark law, company brand name protection policies, and agreements with our employees, customers, business partners, and others to protect the value of our brand names. Despite our precautions, we cannot provide assurance that those procedures are sufficiently effective to protect against unauthorized third-party use of our brand names. Third parties may use our brand names to engage in fraudulent activities, including unauthorized telemarketing conducted in our names to induce our existing customers to switch to competing service providers, lead generation activities for competitors, and obtaining personally identifiable or personal financial information. Third parties sometimes use our names and trademarks, or other confusingly similar variations thereof, in other contexts that may impact our brands. We may not be successful in detecting, investigating, preventing, or prosecuting all unauthorized third-party use of our brand names. Future litigation with respect to such unauthorized use could also result in substantial costs and diversion of our resources. These factors could materially adversely affect our reputation, business, financial condition, results of operations, and cash flows.

We may be subject to class action and other lawsuits which may harm our business and results of operations.

We may be subject to litigation involving alleged violations of privacy, consumer protection laws, employment laws, or other matters. In addition, if we successfully launch our initial public offering, we may in the future be subject to securities litigation that may be lengthy and may result in substantial costs and a diversion of management’s attention and resources. Results cannot be predicted with certainty, and an adverse outcome in such litigation could result in monetary damages or injunctive relief that could materially adversely affect our business, financial condition, results of operations, and cash flows.

In addition, we are currently and may in the future become subject to legal proceedings and commercial or contractual disputes other than class actions. These are typically claims that arise in the normal course of business including, without limitation, commercial general liability claims, automobile liability claims, contractual disputes, worker’s compensation claims, labor law and employment claims, personal injuries, property damage, and claims that we infringed on the intellectual property of others. There is a possibility that such claims may have a material adverse effect on our business, financial condition, results of operations, and cash flows that is greater than we anticipate and/or negatively affect our reputation.

Our historical performance in revenues and other operating and financial results should not be considered indicative of our future performance.

Prior growth rates in revenues and other operating and financial results should not be considered indicative of our future performance. Revenue for the years ended December 31, 2024, 2023 and 2022 was $10,490,668, $10,655,993 and $5,006,345, respectively. For the fiscal years ended December 31, 2024, 2023, and 2022, we incurred a net profit/(loss) of $(83,623,097), $994,194 and $(803,980), respectively. Our future performance and operating results depend on, among other things: (1) our ability to renew and/or upgrade contracts with existing customers and maintain customers satisfaction with existing customers; (2) our ability to generate new customers; (3) our ability to increase the density of our customers base for existing service locations or continue to expand into new geographic markets; (4) our ability to successfully develop and market new and innovative products and services; (5) the level of product, service and price competition; (6) the degree of saturation in, and our ability to further penetrate, existing markets; (7) our ability to manage growth, revenues, origination or acquisition costs of new customers and attrition rates, the cost of servicing our existing customers and general and administrative costs; and (8) our ability to attract, train and retain qualified employees. If our future operating and financial results suffer as a result of any of the other reasons mentioned above, or any other reasons, there could be a material adverse effect on our business, financial condition, cash flows or results of operations.

The security of our information and technology networks is critical to the safety of our customers and success of our business, and failure to maintain the security of our information and technology networks could damage our brand reputation and adversely affect our business.

We rely on information technology networks and systems, including the internet, to monitor and maintain security of the properties that we serve. If we experience disruption or if there are security breaches of our information and technology networks, we may be unable to detect irregularities and emergencies that could occur on the properties we have contracted to protect. Such failure could expose us to substantial economic and legal liability. In addition, we also process, transmit and store electronic information and, in the normal course of our business, we collect and retain certain information pertaining to our distributors, customers, partners and employees, including personal information.

If security breaches in connection with the delivery of our solutions allow unauthorized third parties to access any of this data or obtain control of our systems, our reputation, business, financial condition, cash flows and results of operations could be harmed.

The legal, regulatory and contractual environment surrounding information security, privacy and credit card fraud is constantly evolving and companies that collect and retain such information are under increasing attack by cyber-criminals around the world. Further, as the regulatory focus on privacy issues continues to increase and worldwide laws and regulations concerning the protection of data and personal information expand and become more complex, these potential risks to our business will intensify. A significant actual or potential theft, loss, fraudulent use or misuse of distributors, customers, employee or other personally identifiable data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or a violation of our privacy and security policies with respect to such data could result in loss of confidential information, damage to our reputation, early termination of our business relationships, litigation, regulatory investigations or actions and other liabilities or actions against us, including significant fines by governmental authorities, and private claims by companies and individuals for violation of data privacy and security regulations.

In addition, cyber-attacks from computer hackers and cyber criminals and other malicious internet-based activity continue to increase generally, and perpetrators of cyber-attacks may be able to develop and deploy viruses, worms, ransomware, malware, DNS attacks, wireless network attacks, attacks on our cloud networks, phishing attempts, social engineering attempts, distributed denial of service attacks and other advanced persistent threats or malicious software programs that attack our products and services, our networks and network endpoints or otherwise exploit any security vulnerabilities of our products, services and networks. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. We cannot be certain that advances in cyber-capabilities or other developments will not compromise or breach the technology protecting the networks that access our platforms and solutions, and we can make no assurance that we will be able to detect, prevent, timely and adequately address or mitigate the negative effects of cyber-attacks or other security breaches. If any one of these risks materializes, our business, financial condition, cash flows or results of operations could be materially and adversely affected.

We must successfully upgrade and maintain our information technology systems.

We rely on various information technology systems to manage our operations. As necessary, we implement modifications and upgrades to these systems, and replace certain of our legacy systems with successor systems with new functionality.

There are inherent costs and risks associated with modifying or changing these systems and implementing new systems, including potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time and other risks and costs of delays or difficulties in transitioning to new systems or of integrating new systems into our current systems. While management seeks to identify and remediate issues, we can provide no assurance that our identification and remediation efforts will be successful or that we will not encounter additional issues as we complete the implementation of these and other systems. In addition, our information technology system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. The implementation of new information technology systems may also cause disruptions in our business operations and have an adverse effect on our business, cash flows and operations.

We rely on third-party providers of telecommunication technologies and services for our monitoring operations.

Our monitoring services depend upon third-party cellular and other telecommunications providers to communicate signals to and from our customers in a timely, cost-efficient and consistent manner. The failure of one or more of these providers to transmit and communicate signals in a timely manner could affect our ability to provide services to our customers. There can be no assurance that third-party telecommunications providers and signal processing centers will continue to transmit and communicate signals to or from our third-party providers and the monitoring stations without disruption. Any such disruption, particularly one of a prolonged duration, could have a material adverse effect on our business. In addition, failure to renew contracts with existing providers or to contract with other providers on commercially acceptable terms or at all may adversely impact our business.

We rely on certain third-party providers of licensed software and services integral to the operations of our business.

Certain aspects of the operation of our business depend on third-party software and service providers. We rely on certain software technology that we license from third parties and use in our products and services to perform key functions and provide critical functionality. With regard to licensed software technology, we are, to a certain extent, dependent upon the ability of third parties to maintain, enhance or develop their software and services on a timely and cost-effective basis, to meet industry technological standards and innovations to deliver software and services that are free of defects or security vulnerabilities, and to ensure their software and services are free from disruptions or interruptions. Further, these third-party services and software licenses may not always be available to us on commercially reasonable terms or at all.

If our agreements with third-party software or services vendors are not renewed or the third-party software or services become obsolete, fail to function properly, are incompatible with future versions of our products or services, are defective or otherwise fail to address our needs, there is no assurance that we would be able to replace the functionality provided by the third-party software or services with software or services from alternative providers. Any of these factors could have a material adverse effect on our financial condition, cash flows or results of operations.

Reliance on external security vendors may increase our operational and financial risks.

Our Company increasingly relies on external security vendors to supply and deploy security personnel to meet the specific needs of our customers. This reliance is due, in part, to fluctuating demand and the operational flexibility these vendors offer. However, outsourcing security personnel carries several operational and financial risks. External vendors may have different standards for training, oversight, and compliance, potentially impacting the consistency and quality of our security services. This reduced control can lead to lapses in service quality, compliance issues, and reputational risks if vendors fail to meet customer expectations or our internal standards. Additionally, as external vendor fees and labor costs fluctuate, our dependence on outsourced security guards could lead to increased operational costs, adversely affecting our profit margins and financial stability.

The need to subcontract security personnel may also reflect challenges in customer adoption of our technology solutions, which are designed to reduce reliance on manual labor and improve efficiency. As digitalization of security services progresses, customers who resist these changes or prefer traditional, labor-intensive security methods may opt for services that are less dependent on technology, potentially impacting our competitive position in the market. If our efforts to drive customer adoption of technology-based solutions are unsuccessful, or if resistance to technological integration remains high, our ability to maintain and grow our customer base could be compromised, affecting both our business model and financial results.

The loss or changes to our senior management could disrupt our business.

Competition for senior management talent having security experience has increased. Factors that impact our ability to attract and retain senior management include compensation and benefits and our successful reputation as a top provider in these industries. Our success partly depends on our senior management and key employees’ ability to effectively implement our business strategies and to continue to identify and grow talent through our annual strategic talent planning process. In addition, the success of each of our segments depends on a highly qualified leader with relevant industry and operational experience, as well as its entire management team. The unexpected loss of any member of our senior management team and the related loss of their knowledge of products, offerings, and industry experience, and the difficulty of quickly finding qualified senior management talent to replace any such loss, could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We may be adversely affected by global economic and political instability.

As we seek to continue to expand our business, our overall performance will depend in part on worldwide economic and geopolitical conditions. Economies domestically and internationally have been affected from time to time by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, employment pressures in services sectors, volatility in credit, equity and foreign exchange markets, bankruptcies and outbreaks of variants of COVID-19, as well as war between Russia and Ukraine, conflict between Israel and Gaza, terrorist activity, political or social unrest, civil strife and other geopolitical uncertainty, and the resulting impact on business continuity and travel, supply chain disruptions, inflation, security issues, and overall uncertainty with respect to the economy, including with respect to tariff and trade issues. To the extent that inflationary pressures and other global factors lead to an economic recession, demand for our solutions, our business and financial condition could be negatively impacted.

On February 24, 2022, Russian military forces invaded Ukraine, and continued conflict and disruption in the region is likely. Although the length, impact and outcome of the ongoing military conflict in Ukraine is highly unpredictable, this conflict could lead to significant market and other disruptions, including significant volatility in commodity prices and supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as an increase in cyberattacks and espionage.

On October 7, 2023, the Palestinian Sunni Islamist group Hamas (a U.S.-designated foreign terrorist organization, or FTO) led surprise attacks against Israel from the Gaza Strip by land, sea, and air. The assault came on a Jewish holiday, 50 years after the Egypt-Syria surprise attack that sparked the 1973 Yom Kippur War. The attacks’ scope and lethality against Israel have no precedent in the 16 years Hamas has controlled Gaza, and the nature of the violence stunned Israelis. Since the attack, Israel’s Prime Minister Benjamin Netanyahu has declared war against Hamas. Israel has initiated air strikes and reportedly localized raids, but the questions of whether it will launch a ground assault, and, if it does, how extensive such a ground assault might be, loom large. The Israel Defense Forces has said it plans a wide-ranging offensive against Hamas, including coordinated attacks by land, air, and sea.

We are actively monitoring the Russia-Ukraine and Israel-Gaza situations and assessing their impact on our business, but to date have not experienced any material impact. We have no way to predict the progress or outcome of the conflict in these afflicted countries, and any resulting government reactions, are rapidly developing and beyond our control. The extent and duration of the military action, sanctions and resulting market disruptions could be significant and could potentially have a substantial impact on the global economy and our business for an unknown period of time. As the adverse effects of this conflict continue to develop and potentially spread, both in Europe and Middle East and through the rest of the world, our customers, and customer behavior, may be negatively impacted, which could negatively affect sales and sales cycles and overall demand for our products and services. Further or prolonged impacts on the global economy could also cause businesses to curtail business expenses, which could hinder our ability to attract new customers or result in a decrease in revenue. It is not possible to predict the ultimate broader consequences of those conflict and any of the abovementioned factors could have a material adverse effect on our business, financial condition and results of operations, particularly to the extent the conflict escalates to involve additional countries, further economic sanctions and wider military conflict. Any such disruptions could also magnify the impact of other risks described in this report.

In addition, inflation rates globally have increased rapidly in the past several years, which may result in decreased demand for our products and services, increases in our operating costs including our labor costs, constrained credit and liquidity, and volatility in financial markets. There continues to be uncertainty in the changing market and economic conditions, including the possibility of additional measures that could be taken by central banks and other government agencies. All of the abovementioned factors could have an adverse impact on our financial results.

The outbreak of the COVID-19 pandemic has and may continue to adversely affect the Company’s business and results of operations.

The rapid and continued spread of COVID-19, and the measures taken to slow its spread, have adversely affected the Company’s business and financial results. On May 5, 2023, the WHO ended the emergency status for COVID-19. However, COVID-19 is still a significant public health problem and may continue to challenge health systems worldwide in the long term. The COVID-19 pandemic negatively impacted our company’s business. During the pandemic, the demand for our services changed significantly. We experienced a decrease in the demand for our niche technology-integrated services, while more customers sought traditional security guards. Currently, COVID-19 no longer poses a threat to our business, and we have adapted our technology to meet the needs that arose during the pandemic.

Despite the Company’s efforts to manage these impacts and the positive growth in our revenue, due to the evolving situation with COVID-19, the effect on the Company’s operational and financial performance will depend on future developments, all of which are uncertain and difficult to predict and in the future may have material adverse effects on the Company’s business, financial condition, results of operations, liquidity and cash flows. Such developments may include, but are not limited to, the spread and future resurgences of the virus, the severity and duration of the outbreak and the severity and duration of the resulting impact on the economy. Even after the COVID-19 pandemic has subsided, we may experience impacts on the Company’s business as a result of any economic recession, downturn or volatility that has occurred or may occur in the future. The COVID-19 pandemic may also have the effect of heightening many of the other risks described below, including those related to ability to service indebtedness and share price fluctuation.

Risks Relating to Regulatory Compliance

Increasing legislative and regulatory initiatives on cybersecurity and data privacy regulations could adversely impact our business and financial results.

During our operations, we gather, process, transmit and store sensitive information, including personal, payment, credit and other confidential and private information. We may use some of this information for operational and marketing purposes while operating our business.

As we plan to enter North America, Malaysia and Australia markets, our collection, retention, transfer and use of this information will be governed by Singaporean and foreign laws and regulations relating to privacy, data protection and information security, industry standards and protocols, or it may be asserted that such industry standards or protocols apply to us. The regulatory framework for privacy and information security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. For example, in the United States, federal and various state and provincial governmental bodies and agencies have adopted or are considering adopting laws and regulations limiting, or laws and regulations regarding the collection, distribution, use, disclosure, storage, and security of certain categories of information. These new laws and regulations may also impact the way we design and develop new technology solutions. Some of these requirements include obligations of companies to notify individuals of security breaches involving particular personal information, which could result from exploitation of a vulnerability in our systems or services or breaches experienced by our service providers and/or partners. For example, in the State of California, the California Consumer Privacy Act (“CCPA”) provides for enhanced consumer protections for California residents, a private right of action for data breaches of certain personal information and statutory fines and damages for such data breaches or other CCPA violations, as well as a requirement of “reasonable” cybersecurity. In addition, in November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020, which amends and expands the CCPA with additional data privacy compliance requirements and establishes a regulatory agency dedicated to enforcing those requirements. We are also subject to state and federal laws and regulations regarding telemarketing and other telephonic communications and state and federal laws regarding unsolicited commercial emails, as well as regulations relating to automated telemarketing calls, texts or SMS messages.

Many jurisdictions have established their own data security and privacy legal and regulatory frameworks with which we must comply to the extent our operations expand into these geographies or the laws and regulations in these frameworks otherwise may be interpreted to apply to us. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of data that identifies or may be used to identify or locate an individual, such as names, email addresses and, in some jurisdictions, internet protocol addresses. We are also bound by contractual requirements relating to privacy, data protection and information security, and may agree to additional contractual requirements addressing these matters from time to time.

Our compliance with these various requirements increases our operating costs, and additional laws, regulations, standards or protocols (or new interpretations of existing laws, regulations, standards or protocols) in these areas may further increase our operating costs, require us to take on additional privacy and data security related obligations in our contracts and adversely affect our ability to effectively market our products and services. In view of new or modified legal obligations relating to privacy, data protection or information security, or any changes in their interpretation, we may find it necessary or desirable to fundamentally change our business activities and practices or to expend significant resources to modify our products and services and otherwise adapt to these changes. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to develop new services and features could be limited.

Further, our failure or perceived failure to comply with any of these laws, regulations, standards, protocols or other obligations could result in a loss of customer data, fines, sanctions and other liabilities and additional restrictions on our collection, transfer or use of customer data. In addition, our failure to comply with any of these laws, regulations, standards, protocols or other obligations could result in a material adverse effect on our reputation, customer attrition, new customer origination, financial condition, cash flows or results of operations.

As we expand globally, we will be subject to more regulation by various governmental agencies.

Our expansion plan includes entering the security service markets in North America, Malaysia, Australia, and more. As we expand our business into other countries, we will be subject to regulation by various federal, state, local and foreign governmental agencies, including, but not limited to, Personal Data Protection Act 2012 (PDPA), Infocomm Media Development Authority (IMDA), Regulations on Labor, Road Traffic Act 1961 and Workplace Safety and Health Act 2006.

Apart from the Private Security Industry Act 2007 and its subsidiary legislation, our business operations are not subject to any special legislation or regulatory controls other than those generally applicable to companies and businesses incorporated and/or operating in Singapore.

Changes in laws that apply to us could result in increased regulatory requirements and compliance costs which could harm our business, financial condition, cash flows and results of operations. In certain jurisdictions, regulatory requirements may be more stringent than in Singapore. Noncompliance with applicable regulations or requirements could subject us to whistleblower complaints, investigations, sanctions, settlements, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions, suspension or debarment from contracting with certain governments or other customers, the loss of export privileges, multi-jurisdictional liability, reputational harm, and other collateral consequences. If any governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition, cash flows and results of operations could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and an increase in defense costs and other professional fees.

Risks Relating to This Offering and Ownership of Our Class A Ordinary Shares

Our dual class voting structure has the effect of concentrating the voting control to holders of our Class B Ordinary Shares, which will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these shareholders. It may also adversely affect the trading market for our Class A Ordinary Shares due to exclusion from certain stock market indices and depress the trading price of our Class A Ordinary Shares.

We adopted a dual class voting structure such that our ordinary shares consist of Class A Ordinary Shares and Class B Ordinary Shares. Class B Ordinary Shares are entitled to 100 votes per share on proposals requiring or requesting shareholder approval, and Class A Ordinary Shares are entitled to one vote on any such matter. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Other than as to voting and conversion rights, Class B Ordinary Shares and Class A Ordinary Shares have the same rights and rank pari passu with one another, including the rights to dividends and other capital distribution. In this offering, we are offering Class A Ordinary Shares.

As of the date of this report, Swee Kheng Chua retains controlling voting power in the Company based on having approximately 97.56% of the combined voting power of our outstanding ordinary shares. Because of the one hundred-to-one voting ratio between our Class B and Class A Ordinary Shares, our founders, some of whom are also some of our officers and directors, will have the ability to control the outcome of most matters requiring shareholder approval, including:

●	the election of our Board and, through our Board, decision making with respect to our business direction and policies, including the appointment and removal of our officers;

●	mergers, de-mergers and other significant corporate transactions;

●	changes to our constitution; and

●	our capital structure.

This voting control and influence may discourage transactions involving a change of control of the Company, including transactions in which you, as a holder of our Class A Ordinary Shares, might otherwise receive a premium for your shares.

S&P Dow Jones and FTSE Russell have implemented changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, namely, to exclude companies with multiple classes of ordinary shares from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be materially adversely affected.

If an active trading market does not develop, you may not be able to resell our at or above the price you paid, or at all.

Our application to list our Class A Ordinary Shares on the Nasdaq Capital Market has been approved. Our Class A Ordinary Shares will commence trading on April 22, 2025. Notwithstanding the approval for listing of our Class A Ordinary Shares on the Nasdaq Capital Market, if an active trading market for our Class A Ordinary Shares does not develop after this offering, the market price and liquidity of our Class A Ordinary Shares will be materially adversely affected. You may not be able to sell any Class A Ordinary Shares that you purchase at or above the public offering price. Accordingly, investors should be prepared to face a complete loss of their investment.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Class A Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. In connection with the audits of our consolidated financial statements as of December 31, 2024, 2023 and 2022, we and our independent registered public accounting firms identified certain material weaknesses in our internal control over financial reporting PCAOB of the United States. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or   interim financial statements will not be prevented or detected on a timely basis.

As of December 31, 2024, our management identified the following material weaknesses in our internal control over financial reporting:

●	Lack of proper segregation of duties over the execution and approval of journal entries and financial processes

●	Lack of proper training of the accounting staff to ensure consistent application of IFRS as well as compliance with related financial reporting guidelines

●	Ineffective design of review controls regarding both routine accounting processes and accounting treatments for complex transactions to ensure that accounting transactions are properly recognized and measured in the consolidated financial statements.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including: i) hiring more qualified staff to fill up the key roles in the operations; ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and iii) appointing independent directors, establishing an audit committee and strengthening corporate governance.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, our financial condition, results of operations and prospects, as well as the market for and trading price of our Class A Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. Before our initial public offering, we were a private company with limited resources. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Class A Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

Nasdaq Capital Market may apply additional and more stringent criteria for our initial and continued listing because our insiders will hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities may meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including, but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities, and Nasdaq had concerns that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering will be relatively small. We estimate that there should not be more than 1% of the total issued capital in public hands after the listing. The insiders of our Company will still hold a large portion of the Company’s listed securities following the consummation of the offering. Therefore, we may be subject to the additional and more stringent criteria of Nasdaq for our initial and continued listing, which might cause delay or even denial of our listing application.

As a controlled company, we are not subject to all of the corporate governance rules of the Nasdaq Capital Market.

The “controlled company” exception to the rules of the Nasdaq Capital Market provides that a company of which more than 50% of the voting power is held by an individual, group or another company, a “controlled company,” need not comply with certain requirements of the Nasdaq Capital Market corporate governance rules. As of the date of this report, Swee Kheng Chua, the Chief Executive Officer and a director of the Company, beneficially owned an aggregate of 20,392,590 Class B Ordinary Shares (including 18,000,000 Class B Ordinary Shares owned directly by Swee Kheng Chua; 377,775 Class B Ordinary Shares beneficially owned by Ping Ping Lim, Swee Kheng Chua’s spouse; 14,815 Class B Ordinary Shares beneficially owned by Jia Wei Chua, Swee Kheng Chua’s son, as they live in the same household; and 2,000,000 Class B Ordinary Shares beneficially owned by Weilekai Investments Pte Ltd.), which represents approximately 97.62% of the voting power of our outstanding ordinary shares. As of the date of this report, Mr. Chua controls approximately 97.56% of the voting power of our outstanding ordinary shares. We are a “controlled company” within the meaning of the corporate governance rules of the Nasdaq Capital Market. Controlled companies are exempt from the corporate governance rules of the Nasdaq Capital Market requiring that listed companies have (i) a majority of the board of directors consist of “independent” directors under the listing standards of the Nasdaq Capital Market, (ii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting the requirements of the Nasdaq Capital Market, and (iii) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of the Nasdaq Capital Market. We currently utilize and presently intend to continue to utilize these exemptions. As a result, we may not have a majority of independent directors, our nomination and corporate governance committee and compensation committee may not consist entirely of independent directors and such committees may not be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Capital Market. See “Management.”

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A Ordinary Shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our Class A Ordinary Shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A Ordinary Shares. As of the date of this report, we have 1,437,500 Class A Ordinary Shares issued and outstanding. These Class A Ordinary Shares are freely tradable, without restriction, in the public market. The shares held by our directors, officers, and shareholders holding 2% or more are currently restricted due to securities laws or lock-up arrangements but may be sold after the lock-up period ends.

The initial public offering price for our Class A Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price does not bear any relationship to our earnings, book value or any other indicia of value. We cannot assure you that the market price of our Class A Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Class A Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

You will experience immediate and substantial dilution in the net tangible book value of the Class A Ordinary Shares purchased.

The initial public offering price of our Class A Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Class A Ordinary Shares. Consequently, when you purchase our Class A Ordinary Shares in the offering and upon completion of the offering, you will incur immediate dilution of $3.69 per share, at an initial public offering price of $4.00. In addition, you may experience further dilution to the extent that additional Class A Ordinary Shares are issued upon exercise of outstanding options we may grant from time to time.

The market price of our Class A Ordinary Shares may be volatile and may trade at prices below the initial public offering price.

The stock market in general, and the market for equities of new public companies in particular, have been highly volatile. As a result, the market price of our Class A Ordinary Shares is likely to be similarly volatile, and investors in our Class A Ordinary Shares may experience a decrease, which could be substantial, in the value of their Class A Ordinary Shares, including decreases unrelated to our operating performance or prospects, or a complete loss of their investment. The price of our Class A Ordinary Shares could be subject to significant fluctuations in response to a number of factors, including those listed elsewhere in this “Risk Factors” section and others such as:

●	variations in our operating performance and the performance of our competitors;

●	actual or anticipated fluctuations in our quarterly or annual operating results;

●	changes in our revenues or earnings estimates or recommendations by securities analysts;

●	publication of research reports by securities analysts about us or our competitors in our industry;

●	failure of securities analysts to initiate or maintain coverage of us, changes in ratings and financial estimates and the publication of other news by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

●	additions or departures of key personnel;

●	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

●	announcement of technological innovations by us or our competitors;

●	the passage of legislation, changes in interpretations of laws or other regulatory events or developments affecting us;

●	speculation in the press or investment community;

●	changes in accounting principles;

●	terrorist acts, acts of war or periods of widespread civil unrest (including the Ukraine-Russia and Israel-Gaza conflicts);

●	health pandemics (including COVID-19);

●	changes in general market and economic conditions;

●	changes or trends in our industry;

●	investors’ perception of our prospects; and

●	adverse resolution of any new or pending litigation against us.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources and could also require us to make substantial payments to satisfy judgments or to settle or defend litigation.

Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Ordinary Shares.

In addition to the risk factor “The market price of our Class A Ordinary Shares may be volatile and may trade at prices below the initial public offering price,” addressed above, our Class A Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Should our Class A Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Class A Ordinary Shares. In addition, investors of shares of our Class A Ordinary Shares may experience losses, which may be material, if the price of our Class A Ordinary Shares declines after this offering or if such investors purchase shares of our Class A Ordinary Shares prior to any price decline.

We do not intend to pay dividends after listing our Class A Ordinary Shares on Nasdaq Capital Market.

We currently intend to retain all remaining funds and future earnings, if any, for the operations and expansion of the business of our operating subsidiaries and do not anticipate declaring or paying any further dividends after listing our Class A Ordinary Shares on Nasdaq Capital Market. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant and will be subject to the restrictions contained in any future financing instruments.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us. We do not have any control over these analysts. If one or more of the analysts who cover us downgrades us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts ceases coverage of our Company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law.

We are a company incorporated under the laws of the British Virgin Islands. Our corporate affairs are governed by our Memorandum and Articles, the BVI Act and the common law of the British Virgin Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary duties of our directors under the British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the British Virgin Islands. In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Certain corporate governance practices in the British Virgin Islands, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We can rely on home country practice with respect to our corporate governance after we complete this offering. If we choose to follow the British Virgin Islands’ practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of the foregoing, public shareholders may have more difficulties in protecting their interests in the face of actions taken by our management, or members of our board of directors than they would as public shareholders of a company incorporated in the United States.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of NASDAQ Capital Market, our Class A Ordinary Shares may not be listed or may be delisted, which could negatively impact the price of our Class A Ordinary Shares and your ability to sell them.

We will seek to have our Class A Ordinary Shares approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our Class A Ordinary Shares are listed on the Nasdaq Capital Market, we cannot assure you that our Class A Ordinary Shares will continue to be listed on the Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our Class A Ordinary Shares could be subject to delisting.

If the Nasdaq Capital Market delists our Class A Ordinary Shares from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our Class A Ordinary Shares;

●	reduced liquidity with respect to our Class A Ordinary Shares;

●	a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We will incur significant costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, which could result in sanctions or other penalties that could materially and adversely affect our business, financial condition, results of operations and prospects.

We will incur significant legal, accounting and other expenses as a public company, including costs resulting from public company reporting obligations under the Exchange Act and regulations regarding corporate governance practices. The listing requirements of the Nasdaq Capital Market, and the rules of the SEC require that we satisfy certain corporate governance requirements relating to director independence, filing annual and interim reports, stockholder meetings, approvals and voting, soliciting proxies, conflicts of interest and a code of conduct. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements. Moreover, the reporting requirements, rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

We are subject to Section 404 and the related rules of the SEC, which generally require our management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Beginning with the second annual report that we will be required to file with the SEC, Section 404 requires an annual management assessment of the effectiveness of our internal control over financial reporting. However, for so long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting.

During the course of our review and testing, we may identify deficiencies and be unable to remediate them before we must provide the required reports. In connection with the audits of our consolidated financial statements for the years ended December 31, 2022, 2023 and 2024, we identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above-mentioned period. This material weakness contributed to the restatement of interim financial statements in share-based compensation. One contributing factor to these deficiencies is the insufficient training of our accounting staff, which has affected the consistent application of IFRS (International Financial Reporting Standards) and compliance with related financial reporting requirements. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses. We will engage external advisors with subject matter expertise and additional external resources to provide assistance in assessing the control environment and in reviewing our financial and SEC reporting compliance. We also expect to engage additional external advisors to provide assistance in the areas of information technology and financial accounting. In addition, as a public company we will be required to file accurate and timely quarterly and annual reports with the SEC under the Exchange Act. In order to report our results of operations and financial statements on an accurate and timely basis, we will depend in part on third parties to provide timely and accurate notice of their costs to us. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from the Nasdaq Capital Market or other adverse consequences that would materially and adversely affect our business, financial condition, results of operations and prospects.

We have broad discretion in the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We intend to use the proceeds from this offering for resource development activities including, possibly, regionally market development, Research & Development, Electric Vehicle fleet conversion and expansion, product development and general corporate purposes. However, our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate or other purposes with which you do not agree or that do not improve our profitability or increase our share price. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The net proceeds from this offering may also be placed in investments that do not produce income or that lose value. The failure by our management to apply these funds effectively could harm our business.

There can be no assurance that we will not be deemed a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income (the “income test”); or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not currently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets at the relevant time. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Class A Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder and such U.S. Holder may be subject to additional reporting requirements.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General Information

Our corporate address is 3 Ang Mo Kio Street 62, #01-49 LINK@AMK, Singapore 569139. Our company email address is info@concorde.com.sg.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168.

Our website can be found at www.concordesecurity.com. The information contained on our website is not a part of this report, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our Class A Ordinary Shares.

Corporate Structure

The chart below presents our current corporate structure, as of the date of this report:

Dual Class Structure

Under our current memorandum and articles of association, we are authorized to issue up to a maximum of 350,000,000 ordinary shares of with a par value of US$0.00001 each comprising (i) 250,000,000 Class A Ordinary Shares with a par value of US$0.00001 each; and (b) 100,000,000 Class B Ordinary Shares with a par value US$0.00001 each. Class B Ordinary Shares are entitled to one hundred votes per share on proposals requiring or requesting shareholder approval, unless prohibited by law. Class A Ordinary Shares are entitled to one vote on any such matter. Other than as to voting and conversion rights, Class B Ordinary Shares and Class A Ordinary Shares have the same rights and rank pari passu with one another, including the rights to dividends and other capital distribution. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

In our initial public offering, we sold 1,437,500 Class A Ordinary Shares. Our founders, some of whom are also our officers and directors, own 20,888,886 Class B Ordinary Shares which entitles them to 2,088,888,600 votes. As of the date of this report, our Chief Executive Officer retains controlling voting power in the Company based on having approximately 97.56% of all voting rights. This concentrated control may limit or preclude the ability of others to influence corporate matters including significant business decisions for the foreseeable future.

Our Corporate History

Concorde International was incorporated in the British Virgin Islands on May 2, 2023. Our registered office in the British Virgin Islands is at Conyers Trust Company (BVI) Limited of Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110. Our principal executive office is at 3 Ang Mo Kio Street 62, #01-49 LINK@AMK, Singapore 569139. Our telephone number at this location is +65 2960802. Our principal website address is https://concordesecurity.com. The information contained on our website does not form part of this report.

Concorde International was incorporated to acquire and hold, indirectly, Concorde Security Pte Ltd (Singapore), Concorde Security Sdn Bhd (Malaysia), Concorde Security Limited (UK), Concorde Asia Pte Ltd (Singapore) and Berjaya Academy Pte Ltd (Singapore).

Concorde International Group Pte Ltd (Singapore) was incorporated on June 12, 2023. It is a holding company and a 100% owned subsidiary of Concorde International. Its registered office is at 3 Ang Mo Kio Street 62, #01-49 LINK@AMK, Singapore 569139.

Concorde Security Pte Ltd (Singapore) was incorporated on June 16, 2005. Concorde Security Pte Ltd’s main business is in the provision of man-guarding and i-Guarding services in Singapore. It has received numerous awards and recognition. Notably, it has received various grants from the Infocomm Media Development Authority of Singapore (IMDA).

Security Industry Transformation Map (ITM) Pilot Program 2018/2019 — SG$1.8 million, refers to the total value of the IFS solution, of which approximately 60% (SG$1.08 million) was provided as grant funding to building owners and security agencies.

Productivity Solutions Grant (PSG) 2021/2022 — IFS solutions is the only pre-approved IT solutions under PSG in the Go Business Singapore portal under the category of security surveillance.

Advanced Digital Solutions (ADS) 2022/2023 — An initiative under the SMEs Go Digital programme for building owners/facilities managing agencies to adopt IFS solutions enhanced further as a complete Smart Security Solutions.

On January1, 2019, Lek Seck Tin (“Lek Family”) invested US$1,000,000 in exchange for an equity stake of 1.48% of Concorde Security Pte Ltd (Singapore).

On November 27, 2018, Wolfgang Steuerle and Yogeshwari A/P Subramaniam (“Wolfgang”) invested US$500,000 in exchange for an equity stake of 0.74% of Concorde Security Pte Ltd (Singapore).

On July 29, 2005, Sharifah Noriati Binte Said Omar (“Sharifah”) was allocated 0.98% of Concorde Security Pte Ltd (Singapore) in lieu of services provided.

Concorde Security Sdn Bhd (Malaysia), Concorde Singapore’s 100% owned subsidiary, was incorporated in Malaysia on January 13, 2015. It is currently at a development stage.

Concorde Security Limited (UK), Concorde Singapore’s 100% owned subsidiary, was incorporated in the United Kingdom on December 23, 2016. It is currently in a development stage.

Concorde Asia Pte Ltd, Concorde Singapore’s 70% indirectly owned subsidiary, was incorporated in Singapore on October 8, 2013.

Berjaya Academy Pte Ltd, Concorde Singapore’s 70% indirectly owned subsidiary, was formed in Singapore on March 6, 2020.

Concorde i-FAST USA Inc. (Texas), Concorde Singapore’s 100% owned subsidiary, was incorporated in State of Texas on April 25, 2024.

Group Reorganization

In connection with this offering, we have undertaken a reorganization of our corporate structure (the “Reorganization”) in the following steps:

●	On May 2, 2023, we incorporated Concorde International Group Ltd under the laws of the British Virgin Islands;

●	On June 12, 2023, we incorporated Concorde Singapore as a wholly owned subsidiary of Concorde International Group Ltd;

●	On July 31, 2023, Concorde Singapore acquired 100% of the equity interests in Concorde Security Limited from Concorde Group Pte Ltd;

●	On October 27, 2023, Concorde International Group Pte Ltd acquired 100% of the equity interests in Concorde Security Sdn Bhd from Swee Kheng Chua;

●	On November 1, 2023, Concorde International Group Pte Ltd acquired 96.81% of the equity interests in Concorde Security Pte Ltd from Swee Kheng Chua. Concorde Security Pte Ltd is a 96.81% subsidiary of Concorde International Group Pte Ltd;

●	On November 1, 2023, Concorde International Group Pte Ltd acquired 100% of the equity interests in Concorde Asia Pte Ltd from Swee Kheng Chua. On November 3, 2023, Weilekai Investment Pte Ltd acquired 30% of the equity interests in Concorde Asia Pte Ltd from Concorde International Group Pte Ltd. Consequently, Concorde Asia Pte Ltd is a 70% indirectly owned subsidiary of Concorde International Group Pte Ltd;

●	On November 1, 2023, Concorde International Group Pte Ltd acquired 100% of the equity interests in Berjaya Academy Pte Ltd from Sharifah Noriati Binte Said Omar. On November 8, 2023, Weilekai Investment Pte Ltd acquired 30% of the equity interests in Berjaya Academy Pte Ltd from Concorde International Group Pte Ltd. Consequently, Berjaya Academy Pte Ltd is a 70% indirectly owned subsidiary of Concorde International Group Pte Ltd. Consequently, Concorde International Group Ltd, through a restructuring which is accounted for as a reorganization of entities under common control, became the ultimate holding company of all the companies mentioned above.

Recent Developments

Initial Public Offering

On April 21, 2025, we entered into an Underwriting Agreement (the “Underwriting Agreement”) with R.F. Lafferty & Co., Inc., as the representative (the “Representative”) for the underwriters listed on Schedule 1 thereto (the “Underwriters”), relating to the Company’s initial public offering (the “Offering”) of 1,250,000 Class A Ordinary Shares (the “Shares”), par value $0.00001 per share (the “Class A Ordinary Share”). Pursuant to the Underwriting Agreement, in exchange for the underwriters’ firm commitment to purchase the Shares, the Company agreed to sell the Shares to the underwriters at a purchase price (the “Offering Price”) of $3.70 (92.5% of the public offering price per share of $4.00, after deducting underwriting discounts and commissions and before deducting a 1% non-accountable expense allowance). The Company also granted the underwriters a 45-day over-allotment option to purchase up to an additional 187,500 Class A Ordinary Shares at the Offering Price, less the non-accountable expense allowance, from the Company, representing 15% of the Shares. The Company also agreed to issue the Representative warrants to purchase a number of Class A Ordinary Shares which is equal to 3% of the aggregate number of Class A Ordinary Shares sold in the Offering, including the over-allotment shares (the “Representative’s Warrants”). The Representative’s Warrants will have an exercise price of $4.00 per share, which is equal to 100% of the public offering price, and are exercisable at any time and from time to time, in whole or in part, commencing six months after the effective date of the registration statement related to our initial public offering and terminating on the fifth anniversary of the commencement of sales of our initial public offering.

The Shares commenced trading on the Nasdaq Capital Market under the symbol “CIGL” on April 22, 2025. The closing of the Offering took place on April 23, 2025. At the closing, the Company sold the Shares for total gross proceeds of $5,000,000. After deducting underwriting discounts and commissions, the non-accountable expense allowance, and other expenses from the Offering, the Company received net proceeds of approximately $4.4 million. The Company also issued the Representative’s Warrants to the Representative for the purchase of 37,500 Class A Ordinary Shares.

The offer and sale of the Shares, and the issuance of the Representative’s Warrants, were registered pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-281799), as amended (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “SEC”) on August 27, 2024, and declared effective by the SEC on March 31, 2025, and by means of the final prospectus, dated April 21, 2025, filed with the SEC on April 21, 2025 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”). The Company intends to use the net proceeds from the Offering for purchase and rollout of electric vehicular mobile command centers, research and development activities, regional market development and exploration of new markets, product development, working capital and general corporate purposes.

The Underwriting Agreement contains customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act, other obligations of the parties, and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

The Company’s officers, directors, each holder of two percent (2%) or more of the Company’s issued and outstanding Class A Ordinary Shares as of the effective date of the Registration Statement, have agreed, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of the Class A Ordinary Shares or securities convertible into or exercisable or exchangeable for the Class A Ordinary Shares for a period of 180 days after the closing of this Offering, without the prior written consent of the Representative.

On May 2, 2025, the Representative fully exercised the Over-Allotment Option to purchase an additional 187,500 Class A Ordinary Shares at the public offering price, resulting in gross proceeds of $750,000. The Company issued the Representative warrants to purchase up to 5,625 Class A Ordinary Shares. The closing of the Over-Allotment Option took place on the same day.

Convertible Notes Financing

On June 10, 2024, Softbank Robotics Singapore Pte Ltd (“Softbank”) subscribed to a USD 1,000,000 convertible note with a 24-month maturity period with the Company. The Note shall be convertible to the Company’s Class A Ordinary Shares at a conversion price that is equal to the higher of (i) the price per share paid by investors for Class A Ordinary Shares in the Company’s initial public offering or (ii) a 15% discount to the volume weighted average price during the sixty-day period prior to the date of notice of conversion is given to the Company at Softbank’s sole discretion after one year from the date of issuance.

Singapore Subsidiary’s Loan with Oversea-Chinese Banking Corporation Limited (OCBC)

On May 28, 2024, Concorde Security Pte Ltd, our 96.81% owned subsidiary, secured a SGD1.5 million loan from OCBC at a preferential interest rate for general working capital and to refinance an existing loan with a higher interest rate. This loan is guaranteed by Concorde International Group Pte Ltd, our 100% owned subsidiary, Swee Kheng Chua and Ping Ping Lim.

On June 14, 2024, Concorde Security Pte Ltd secured a term loan of SGD500,000 from OCBC, at an interest rate of 3.5% per annum over the Bank’s prevailing Cost of Funds. This loan is guaranteed by Concorde International Group Pte Ltd, our 100% owned subsidiary, and Swee Kheng Chua and Ping Ping Lim.

On June 25, 2024, Concorde Security Pte Ltd (the “Grantor”) entered into a call option agreement annexed to the term loan, which grants OCBC the option to subscribe for shares of the Grantor at a 20% discount to the price of the initial public offering (the “Grantor IPO”) of the ordinary shares of the Grantor or the trade sale price. OCBC shall be entitled to subscribe up to (i) 20% of enlarged ordinary share capital of the Grantor, or (ii) SGD500,000, whichever is lower. As of June 25, 2024, the Grantor has an issued share capital of SGD4,070,000 divided into 1,542,748 ordinary shares of the Grantor. The rights to exercise this option will occur at the time of (i) the closing of the Grantor IPO pursuant to which such shares will be listed and quoted on the Singapore Exchange Securities Trading Limited or such other recognized stock exchange as may be agreed by the parties or (ii) trade sale (the purchase of 50% or more of the total number of issued ordinary shares or total assets of the Grantor by another entity).

Class B Ordinary Shares Issuances

On March 18, 2024, 20,788,886 Class B Ordinary Shares were issued to members of our Board, executive officers or their affiliates and existing shareholders as part of the share-based compensation plan, with the fair value recognized through comprehensive loss. The shares issued to each of them were fair valued at $4 per share (Refer to Note 16 for details).

On March 6, 2020, Berjaya Academy Pte. Ltd. issued 100,000 Ordinary Shares to Poh San Koh, who held them in a representative capacity for Swee Kheng Chua. On January 10, 2022, Poh San Koh transferred the 100,000 shares to Sharifah Noriati Binte Said Omar. On November 1, 2023, 100,000 shares were transferred from Sharifah Noriati Binte Said Omar to Concorde International Group Pte Ltd (Singapore) for 1 Singapore Dollar. The shares were held by Sharifah Noriati Binte Said Omar in a representative capacity for Swee Kheng Chua. On March 14, 2024, the Company re-designated and reclassified such 100,000 authorized shares to 100,000 Class B Ordinary Shares.

All of the shares were sold to members of our Board, executive officers or their affiliates and existing shareholders, in reliance upon (i) the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws, or (ii) the provisions of Regulation S promulgated under the Securities Act.

The following table presents the amounts of Class B Ordinary Shares that were issued as of the date of this report and aggregate purchase prices paid by the members of our Board, executive officers or their affiliates and existing shareholders. The terms of these purchases were the same for all purchasers of our Class B Ordinary Shares.

Shareholder	Class B Ordinary Shares	Aggregate Purchase Price Paid
Swee Kheng Chua(1)	18,000,000	$180
Terence Wing Khai Yap(2)	250,000	$2.5
Sze Yin Ong(3)	46,296	$0.46296
Sharifah Noriati Binte Said Omar(4)	185,185	$1.85185
Ping Ping Lim(5)	377,775	$3.77775
Jia Wei Chua(6)	14,815	$0.14815
Meang Fai Pang(7)	14,815	$0.14815
Weilekai Investments Pte Ltd(8)	2,000,000	$20

(1)	Swee Kheng Chua, our Chief Executive Officer and Director.

(2)	Terence Wing Khai Yap, our Director.

(3)	Sze Yin Ong, our Chief Financial Officer.

(4)	Ms. Sharifah Noriati Binte Said Omar serves as a nominee director at Berjaya Academy Pte Ltd, our 70% owned subsidiary, as well as Concorde Security Pte Ltd (Singapore), our 96.81% owned subsidiary, and Concorde Asia Pte Ltd (Singapore), our 70% owned subsidiary.

(5)	Ping Ping Lim, Swee Kheng Chua’s spouse.

(6)	Jia Wei Chua, Swee Kheng Chua’s son.

(7)	Meang Fai Pang, freelance contractor of the Company and a close associate of Swee Kheng Chua.

(8)	Weilekai Investments Pte Ltd is a Singapore company, 50% owned by Swee Kheng Chua and 50% owned by Ping Ping Lim, Spouse of Swee Kheng Chua. Swee Kheng Chua is deemed to beneficially own the Class B Ordinary Shares owned by Weilekai Investments Pte Ltd and has sole voting and dispositive powers over its shares. Weilekai Investments Pte Ltd’s business address is 3 Ang Mo Kio Street 62 #01-49 LINK@AMK Singapore 569139.

B. Business Overview

General

Concorde International Group Limited is an integrated security services providers that combines physical manpower and innovative technology to deliver effective security solutions. In 2014, we were awarded “The Business Model Innovation Award” by the Singapore Manufacturing Federation. In 2015, we were awarded the “Best Innovative Use of Infocomm Technology Award” by the Singapore Infocomm Technology Federation (“SiTF”). In 2016, we were awarded the “Most Innovative Use of Infocomm Technology (Private Sector-SME) Award” by the Infocomm Media Development Authority of Singapore (“IMDA”, formerly known as the Infocomm Development Authority) and the Singapore Infocomm Technology Federation (“SiTF”). In 2017, we were awarded the “IP Awards” by the World Intellectual Property Organization — Intellectual Property Office of Singapore (WIPO-IPOS). In addition, in 2017 The Nanyang Technological University of Singapore recognized our innovative solution by publishing it as a case study entitled “The Transformation of Concorde Security Pte Ltd” via its Nanyang Technoprenuership Center. In the same year, the Singapore Management University and Harvard Business Publishing Education also recognized our innovation by publishing a case study entitled “Main Case : The Resilience of a Disruptive Innovator : Concorde Security”. From 2018 to 2019, in recognition of our solution in transforming the industry, the Infocomm Media Development Authority of Singapore (“IMDA”) approved our solutions in the Singapore government’s Industry Transformation Map Pilot Programme. From 2020 to 2021, in recognition of our technology and solutions, we were included in the “Pre-approved IT solutions vendor” under the category of security, by the Infocomm Media Development Authority of Singapore (“IMDA”). From 2022 to 2023, in recognition of our technology solution, the Infocomm Development Authority of Singapore (“IMDA”) approved our solutions in the Singapore government’s Advanced Digital Solutions (ADS) under the Small Medium Enterprises Go Digital Programme. With these awards and recognitions, we believe we are the leading solution provider in Singapore. Through the integration of our patented technology solution, we help our clients reduce costs and enhance security. We have experienced significant revenue growth, primarily driven by the increasing labor costs and increasing demands in security and facilities management.

Since our establishment in Singapore in 1997, we have built a track record in the professional security community by consistently providing high-quality security manpower. Recognizing manpower sustainability with our ever-advancing society, in 2014, we decided to transit into a security solution services company using our innovative business model. With our technological inventive solution, we deliver a higher level of security performance with headcount uplifted of higher skillset, better reward as well as much sought after work-life balances for the new era security workforce. As a result, we have received numerous awards in Singapore, recognizing our innovative technology and our contribution to producing the next generation of reliable security solutions. Anchored by our patented technology applications and pioneering solutions, we provide top-tier security and facilities management services to commercial, financial, industrial, and governmental customers in Singapore.

We offer a range of services to enhance security and safety: (1) i-Guarding Services; (2) Man-Guarding Services; and (3) Consultancy and Training Services. Our i-Guarding Services leverages technology to increase efficiency, with a mobile platform and cluster® aggregation model of higher skillset workforce. For the fiscal years ended December 31, 2024, 2023 and 2022, our i-Guarding Services accounted for 97.57%, 98.09% and 99.09% of our consolidated revenues, respectively. Man-Guarding Services employs trained security officers to maintain safety and deter unlawful activities. For the fiscal years ended December 31, 2024, 2023 and 2022, it accounted for 1.15%, 1.41% and 0.24% of our consolidated revenues, respectively. For the fiscal year ended December 31, 2024, our revenue from others accounted for 1.28% of our consolidated revenue and this related to a one-off sales of security consumable. There was no such sales fiscal years ended December 31, 2023 and 2022. Consultancy and Training Services provide expert guidance tailored to clients’ needs. For the fiscal years ended December 31, 2024, 2023 and 2022, it accounted for 0.54%, 0.50% and 0.67% of our consolidated revenues, respectively.

We have gained recognition for our disruptive innovation in the integrated monitoring of properties, assets, and building service systems. This ensures round-the-clock surveillance for complete security and operational efficiency. This achievement is made possible through our suite of intelligent security solutions, known as “I-Guarding Services.” One of our flagship services, the groundbreaking I-Man Facility Sprinter, is a mobile vehicular platform that revolutionizes security and facility maintenance services. These pioneering solutions not only improve workers’ compensation, skill sets, and working conditions but also redefine the overall business landscape of the industry.

Our company’s second flagship product is the Intelligent Facility Authenticator. The IFA is an innovative solution that leverages advanced kiosk technology to enhance security and streamline visitor management. In response to the challenges of limited manpower and rising costs, the IFA system automates the issuance of secure passes and access cards, eliminating the need for physical human interaction. It works by sending secure pass-icons to visitors, verifying their identity upon entry, and dispensing access cards with varying levels of security clearance. This technology not only enhances security within buildings but also offers efficient visitor management services, making it a game-changer in industries where kiosk adoption is increasing. Ultimately, IFA represents a significant advancement in security access control without relying on human intervention. For the fiscal years ended December 31, 2024, 2023 and 2022, more than 89%, 96% and 85% of our revenues were generated by annual recurring contract, respectively. 99% of our clients were based in Singapore. For the fiscal year ended December 31, 2024, our revenue generated by annual recurring contract increased by 3% from 96% in fiscal year 2023 to 99% in fiscal year 2024 as we continued to focus on securing recurring contracts to ensure long-term financial stability and growth. For the fiscal year ended December 31, 2023, our revenue generated by annual recurring contract increased by 11% from 85% in fiscal year 2022 to 96% in fiscal year 2023 as we continued to focus on securing recurring contracts to ensure long-term financial stability and growth. For the fiscal year ended December 31, 2024, our top two customers, People’s Association at OneTampinesHub and People’s Association at OnePunggol accounted for 7% and 6% of our total revenue, respectively. For the fiscal year ended December 31, 2023, our top two customers, Singapore University of Technology and Design and People’s Association at OnePunggol accounted for approximately 8% and 7% of our total revenue, respectively. For the fiscal year ended December 31, 2022, our top two customers, Ceva Logistics Singapore Pte Ltd and JTC Corporation, accounted for approximately 10% and 10% of our total revenue, respectively.

Our Products and Services

i-Guarding Services

In a traditional security deployment, each building or location hires at least one guard per shift. Each 24-hour shift requires at least three guards stationed at the building or location. Traditional security deployment, based solely on manpower, faces a few key challenges: (i) unreliability of guards due to human nature, as guards often fall asleep while on duty, especially during the night shift; (ii) shortages in hiring guards; and (iii) rising labor costs. Our i-Guarding services address these issues and improve the work-life balance of the guards.

According to the diagram, our i-Guarding service consists of a mobile monitoring and response vehicle (known as the IFS) that patrols a designated radius, covering numerous buildings or locations within a 24-hour period. Each building or location installs electronic security systems that include access control systems, security monitoring cameras, and sensors that can be integrated with our IFS. As a result, instead of deploying guards at each location, these electronic security systems can be used. These systems are connected to our IFS via existing telecommunications infrastructures, including Super Wifi, 4G, or 5G networks. Should an alarm be triggered, the IFS will immediately respond via the remote command center within the vehicle and provide on-site response if the need arises. As a result, clients can reduce their reliance on manpower guards.

Each IFS will be manned by 3 I-specialists. This includes a driver and two security technicians. Each IFS can monitor and manage at least 15 buildings or locations within the deployment radius. This as a result increases manpower efficiency and enhance service levels due to the reduction of human errors resulting from the traditional security deployment model. Our installation and maintenance technicians, along with our customer service representatives, are dedicated to delivering a high-quality customer service experience. This commitment enhances our brand, improves customer satisfaction, increases customer retention, and accelerates the adoption of additional interactive automation solutions. The cluster® aggregation model allows a team of 3 security officers, with one of them being technically trained, to oversee a cluster of premises ranging from 5, 10, to 15 premises within a 15-minute radius.

For the fiscal years ended December 31, 2024, 2023 and 2022, our i-Guarding Services accounted for approximately 97.57%, 98.09% and 99.09% of our consolidated revenues, respectively. It also encompasses the design, implementation, and installation of security systems to protect physical assets and personnel from potential threats and vulnerabilities. This includes IFA, Visitor Management Systems (“VMS”), Keys Management Systems (“KMS”), security turnstile facilities, Internet of Things (“IoT”) devices, and other smart security solutions. It involves a strategic assessment of risks, the selection and deployment of appropriate security measures, and the establishment of protocols for ongoing maintenance and monitoring. This integrated approach ensures the safety and integrity of the environment or infrastructure in question, encompassing both physical security elements such as surveillance systems, access controls, and alarm systems. The ultimate goal of a security project and installation is to mitigate risks and safeguard against unauthorized access, theft, and other security threats.

Man-Guarding Services

Our man-guarding services provides a vital layer of protection for various clients and properties. Our security officers are professionally trained and play a critical role in maintaining safety while preventing unauthorized access or unlawful activities in a given area. They offer a combination of prevention, deterrence, and response to maintain a safe and secure environment, making them an integral part of overall security measures. This service does not involve technology applications or solutions. Service contracts are signed on an annual basis, and revenues are collected and recognized on a monthly basis.

For the fiscal year ended December 31, 2024, 2023 and 2022, our Man-Guarding Services was approximately 1.15%, 1.41% and 0.24% of our total revenues, respectively.

Consultancy and Training Service

Consultancy and training services provide expert guidance and training support to clients seeking to enhance their security and safety knowledge domains. The service is structured specifically to meet the clients’ needs.

For the fiscal year ended December 31, 2024, 2023 and 2022, our Consultancy and Training Service was approximately 0.54%, 0.50% and 0.67% respectively, of our total revenues.

Our Awards and Recognitions

Since our transition into a security solution services company using our unique business model innovation with our technological inventive solution in 2014, we received a number of awards and accreditations in recognition of our performance and quality services. The following table sets forth the awards and accreditations we have been granted up to December 31, 2024:

Year	Award/Recognition	Awarded by or Recognized by	Recipient
2014	Business Model Innovation Award	Singapore Manufacturing Federation	Concorde Security Pte Ltd

2015	Best Innovative Use of Infocomm Technology Award	Singapore Infocomm Technology Federation (SiTF)	Concorde Security Pte Ltd

2016	Most Innovative Use of Infocomm Technology (Private Sector — SME) Award	Infocomm Media Development Authority of Singapore (IMDA) and Singapore Infocomm Technology Federation (SiTF)	Concorde Security Pte Ltd

2017	IP Awards	World Intellectual Property Organization — Intellectual Property Office of Singapore (WIPO-IPOS)	Concorde Security Pte Ltd & Concorde Asia Pte Ltd

2017	Case Study: The Transformation of Concorde Security Pte Ltd	Nanyang Technopreneurship Center	Concorde Security Pte Ltd

2017	Main Case The Resilience of a Disruptive Innovator: Concorde Security	Singapore Management University and Harvard Business Publishing Education	Concorde Security Pte Ltd

Year	Award/Recognition	Awarded by or Recognized by	Recipient
2018 – 2019	Industry Transformation Map Pilot Programme	Infocomm Media Development Authority of Singapore (IMDA)	Concorde Security Pte Ltd

2020 – 2021	Pre-approved IT solutions vendor under category of security	Infocomm Media Development Authority of Singapore (IMDA)	Concorde Security Pte Ltd

2022 – 2023	Advanced Digital Solutions (ADS) under the SMEs Go Digital Programme	Infocomm Media Development Authority of Singapore (IMDA)	Concorde Security Pte Ltd

Competition

The security and facilities management industry in Singapore is relatively fragmented. According to the Ministry of Home Affairs in Singapore, there are currently more than 49,000 security officers and 250 security agencies operating in the country. Due to the heightened terrorism threat, increased demand for security services, and a slowing pace of workforce growth, the industry is undergoing transformation to enhance productivity and reduce the manpower-intensive nature of the job requirements.

This industry faces high competition and pricing pressures. Its primary competitor dominating players are Certis Cisco Security, Aetos Security and SATS Security which is majorly owned by the Singapore government. Additionally, there are several other international security service providers, including Securitas, Prosegur and Allied Universal G4S. However, most of these competitors continue to focus on providing labor-intensive services.

Concorde stands out as the only security services provider that has successfully transitioned into a mobile command center security services model based on a cluster® of buildings concept with dedicated on-site response.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Proven Solution that is protected by Patents. Our patent-protected solution that has been proven to reduce the need for manpower while maintaining, and even increasing, the quality of service levels for security and facilities management.

●	Superior-Class Customer Service. Rather than competing purely on price, we emphasize the quality of our services, which we believe is distinguished by superior customer service.

●	Deep industrial knowledge and experience. We believe that our focus on safety and security, coupled with our sales consultants, our solid reputation for and expertise in providing reliable security and monitoring services through our patent-protected business model vide our cluster® mobile command centers, our dependable product solutions, and our highly skilled installation and service capabilities, position us well to compete with both traditional and new competitors.

Growth Strategy

We believe that implementing the following growth strategies will continue to position our company as the leader in the markets we serve:

●	Continue to grow our recurring revenue business. For the fiscal years ended December 31, 2024, 2023 and 2022, our recurring revenue was approximately 89%, 96% and 85%, respectively, of our total revenues. Monthly recurring revenue allows us to achieve a more consistent and predictable income stream. In addition, it should improve our profitability as we continue to roll out more i-Guarding services. Each building or location deployed under the I-Guarding represents incremental revenues with almost the same cost levels as one IFS can service at least 15 or more buildings or locations. Serving our recurring customers should require lower acquisition and marketing costs as compared to new customers. Hence, signing on more buildings or locations will lead to increased revenues and profitability. We see significant market opportunities for our services because customers in our target markets prefer outsourced security and facilities management services that offer real-time security monitoring for continuous protection and rapid responses to security breaches and fire alarms. We intend to continue pursuing opportunities for recurring revenue by developing new and innovative products and by continuing our aggressive sales and marketing efforts. In order to build scale, we will have to continue to spend on marketing and development. We plan to enhance our operational capacity by expanding our fleet of IFS (response vehicles). Concurrently, we will increase management hiring to implement more efficient processes and optimize routes and schedules to maximize efficiency. As a result, this may impact our overall profitability.

●	Maintain our commitment to best-in-class customer service. We are focused on fostering a culture dedicated to providing industry-leading customer service to our extensive customer base. We operate through a fleet of 5 cluster command centers in Singapore. From these mobile locations, our teams offer monitored security, interactive residential and commercial automation solutions, including installation, field service, repair, ongoing monitoring, and customer support.

Our installation and service technicians, along with our customer service representatives, are dedicated to delivering a high-quality customer service experience. This commitment enhances our brand, improves customer satisfaction, increases customer retention, and accelerates the adoption of additional interactive automation solutions. As a result, it drives returns on new customer acquisition expenditures and enhances cash flow generation. We pride ourselves on providing on-site responses within a cluster® radius of 15 minutes of security alerts for the majority of our customers.

●	Maintain our high-quality customer base. We believe customer retention is also strongly correlated with the credit quality of our customers. We plan to maintain our focus on strict underwriting standards and will establish processes to evaluate potential new customers’ creditworthiness to improve our customer selection or require upfront payments for higher-risk customers. We expect that our focus on generating high-quality customers will continue to result in a portfolio of customers with attractive credit scores, thereby improving retention, decreasing credit risk exposure, and generating a strong, long-term customer portfolio that generates robust returns on new customer acquisition expenditures and drives strong cash flow generation.

●	Disciplined expansion of our patented protected solution beyond Singapore. We strongly believe that there will be significant demand for our solutions due to the continuous increase in labor costs and the growing demand for high-quality security and facilities management services. Our plan is to expand our geographical coverage and export our successful business model beyond Singapore within the next 24 months. We plan to expand to Malaysia, Australia, and North America markets via partnerships with local security service provider who already have an existing customer base that needs our solution to improve service delivery and to mitigate the increasing labor costs. We have not signed up with any partners yet, but we aim to have them in place by the end of the year 2025. We expect to spend approximately US$500,000 to develop each market and will rely on available internal cash flows. Our business plan is subject to change based on the change of global economy and other factors that may affect our business operations.

Marketing and Advertising

As of the date of this annual report, we serve approximately 93 customers in Singapore. Our marketing strategies target both our existing customers and potential new ones.

We manage our existing customer base to maximize customer lifetime value. This involves continuous evaluation of our product offerings, pricing, and service strategies, as well as cost management to provide better services and upgrade customers to technology-related solutions, ultimately achieving long customer tenure. Our ability to increase average selling prices for individual customers depends on factors such as service quality, the introduction of additional features, and the competitive environment.

To support customer base growth and enhance brand awareness, we promote our seminars, events, and public speaking opportunities.

Seasonality

Seasonality does not materially affect our business or operating results. Due to our business diversification, we have not experienced significant seasonal fluctuations in market demands.

Employees

As of the date of this annual report, we employed about 134 full-time staff.

Department	Number of Employees
Management	3
Finance and Accounting	4
Operations Management	11
Business Development	5
Technology & Engineering	5
Administrative	11
Security officers	95
Total	134

Collaborations

S/No	Company/Organization	Summary of Collaboration
1	ST Engineering Synthesis Pte Ltd	Provision of technology solutions including security services for the Punggol Digital District as part of Singapore’s Smart Nation initiative, in which is a key project aimed at integrating digital technology and smart solutions to create a modern and connected urban environment.

2	Infocomm Media Development Authority	Funding grants from the Singapore government to support technological transformation of clients in Singapore.

3	Kyowa Security Guard & General Services Pte Ltd	Provision of I Guarding Services and Solutions to reduce the reliance of security manpower and enhance of security outcome.

4	Exploit Technologies Pte Ltd	Deployment and integration of network devices with the TV white space technology in Singapore.

5	Guardforce AI Singapore Pte Ltd	Distribution and technology integration of Guardforce AI’s robotics solutions in Singapore. Target market includes shopping centers, hotels, exhibition centers.

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are currently not party to any material legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability.

Regulations

Our business operations are not subject to any special legislation or regulatory controls other than those generally applicable to companies and businesses incorporated and/or operating in Singapore.

Police Licensing and Regulatory Department (PLRD)

The Police Licensing and Regulatory Department (PLRD) of Singapore regulates sectors that pose risks to a safe, secure and orderly society under various regimes in support of Singapore’s Police Force’s mission to prevent, deter and detect crime. The PLRD is responsible for policy formulation, application processing and enforcement action across its licensing regimes. The private security industry falls under the PLRD’s licensing regime which is regulated by the Private Security Industry Act 2007 and its subsidiary legislation.

Personal Data Protection Act (PDPA)

Data Protection Obligations

The Personal Data Protection Act 2012 of Singapore (“PDPA”) establishes the Singapore regime for the protection of personal data, and governs the collection, use and disclosure of personal data by organizations. In this regard, “personal data” as defined under the PDPA refers to data, whether true or not, about an individual who can be identified from that data or other information to which the organization has or is likely to have access.

An organization is required to comply with, amongst other things, the following obligations prescribed by the PDPA:

(a)	Purpose limitation obligation — personal data must be collected, used or disclosed only for purposes that a reasonable person would consider appropriate in the circumstances, and if the individual concerned has been informed of the said purpose;

(b)	Notification obligation — individuals must be notified of the purposes for the collection, use or disclosure of their personal data, prior to such collection, use or disclosure;

(c)	Consent obligation — the consent of individuals must be obtained for any collection, use or disclosure of their personal data, unless exceptions apply. Additionally, an organization must allow the withdrawal of consent which has been given or is deemed to have been given;

(d)	Access and correction obligations — when requested by an individual and unless exceptions apply, an organization must: (i) provide that individual with access to his personal data in the possession or under the control of the organization and information about the ways in which his personal data may have been used or disclosed during the past year, and/or (ii) correct an error or omission in his personal data that is in the possession or under the control of the organization;

(e)	Accuracy obligation — an organization must make reasonable efforts to ensure that personal data collected by or on its behalf is accurate and complete if such data is likely to be used by the organization to make a decision affecting the individual to whom the personal data relates or if such data is likely to be disclosed to another organization;

(f)	Protection obligation — an organization must implement reasonable security arrangements for the protection of personal data in its possession or under its control;

(g)	Retention limitation obligation — an organization must not keep personal data for longer than it is necessary to fulfill; (i) the purposes for which it was collected, or (ii) a legal or business purpose;

(h)	Transfer limitation obligation — personal data must not be transferred out of Singapore except in accordance with the requirements prescribed under the PDPA; and

(i)	Openness obligation — an organization must implement the necessary policies and procedures in order to meet the obligations under the PDPA and shall make information about its policies and procedures available on request.

Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Singapore Personal Data Protection Commission (“PDPC”) and the relevant individuals where the data breach is of a certain severity.

The PDPA creates various offenses in connection with the improper use of personal data, certain methods of collecting personal data and certain failures to comply with the requirements under the PDPA. These offenses may be applicable to organizations, their officers and/or their employees. Offenders are liable on conviction to fines and/or imprisonment. The PDPA empowers the PDPC with significant regulatory powers to ensure compliance with the PDPA, including powers to investigate, give directions and impose a financial penalty of up to S$1 million or 10% of the annual turnover in Singapore of the organization. In addition, the PDPA created a right of private action, pursuant to which the Singapore courts may grant damages, injunctions and relief by way of declaration, to persons who suffer loss or damages directly as a result of contraventions of certain requirements under the PDPA.

Infocomm Media Development Authority (IMDA)

The Infocomm Media Development Authority (IMDA) is a statutory board under the Singapore Ministry of Communications and Information (MCI). IMDA provides numerous programmes, policies and grants that cater to industries and communities. IMDA also protects consumers’ privacy through the Personal Data Protection Commission (PDPC).

Regulations on Labor

The Employment Act 1968 of Singapore (the “Employment Act”) generally extends to all employees, with the exception of certain groups of employees. It provides employees falling within its ambit protections such as minimum notice periods, maximum working hours, a maximum amount of deductions from wages, minimum holidays and rest days, maternity and childcare leave, paid childcare leave, sick leave, etc. The Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Employment Act. In addition, the employment of foreign manpower in Singapore is also governed by the Employment of Foreign Manpower Act 1990 of Singapore.

Aside from minimum benefits in respect of the aforesaid terms of employment in the Employment Act, employees in Singapore are entitled to contributions to the central provident fund by the employer as prescribed under the Central Provident Fund Act 1953 of Singapore. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident and the age group and wage band of the employee. Generally, for employees who are Singapore citizens, 55 years old or below and that earn more S$750 a month, the employer’s contribution rate is 17% of the employee’s wages.

Road Traffic Act 1961

The Road Traffic Act 1961 in Singapore is a comprehensive piece of legislation that outlines the legal framework for road safety and regulation in the country. It covers various aspects of road traffic, including vehicle registration and licensing, traffic rules and regulations, the powers of traffic police, and the penalties for offenses related to road safety. The Act plays a crucial role in maintaining order on Singapore’s roadways, ensuring the safety of all road users, and facilitating the efficient functioning of the transportation system.

Workplace Safety and Health Act 2006

The Workplace Safety and Health Act covers the safety, health and welfare of persons at work in a workplace. It requires stakeholders to take reasonably practicable steps for the safety and health of workers and others affected by work.

A related legislation is the Work Injury Compensation Act 2019 which provides for the payment of compensation to employees for injuries suffered arising out of and in the course of their employment and to regulate providers of insurance for liability.

C. Organizational Structure

See “ITEM 4. INFORMATION ON THE COMPANY – A. History and Development of the Company – Corporate Structure” above for details of our current organizational structure.

D. Property, Plants and Equipment

Intellectual Property

Patents, trademarks, copyrights, and other proprietary rights are important to our business, thus we continuously refine our intellectual property strategy to maintain and improve our competitive position. We register new intellectual property to protect our ongoing technological innovations and strengthen our brand, and we take appropriate action against infringements or misappropriations of our intellectual property rights by others. We review third-party intellectual property rights to help avoid infringement and to identify strategic opportunities.

We own a portfolio of patents and patent applications that relate to a variety of monitored security and automation technologies utilized in our business. Our portfolio of patent applications are as follows:

Patent #1: A mobile control unit, a facility management system, a mobile unit control system, a facility management method and a mobile unit control method

Country	Patent Number	Grant Date	Notes
Australia	2013403341	29 November 2018	—
Austria	—	3 March 2021	Validated
Belgium	—	3 March 2021	Validated
Canada	—	3 March 2021	Pending
Denmark	—	3 March 2021	Validated
Europe	3058557	3 March 2021	—
Finland	—	3 March 2021	Validated
France	—	3 March 2021	Validated
Germany	—	3 March 2021	Validated
Hong Kong	—	—	Pending
Indonesia	IDP000068823	18 May 2020	—
Ireland	—	3 March 2021	Validated
Italy	502021000045734	3 March 2021	Validated
Luxembourg	—	3 March 2021	Validated
Malaysia	MY-187149-A	4 September 2021	—
Mexico	366057	26 June 2019	—
Netherlands	—	3 March 2021	Validated
Portugal	—	3 March 2021	Validated
Saudi Arabia	6402	2 April 2019	—
Singapore	11201401790Q	30 March 2015	—
South Africa	2016/03082	29 November 2017	—
Spain	—	3 March 2021	Validated
Sri Lanka	18746	16 October 2017	—
Sweden	—	3 March 2021	Validated
Switzerland & Liechtenstein	—	3 March 2021	Validated
Taiwan	I647662	11 January 2019	—
Thailand	90976	16 January 2023	—
Turkey	TR2021009092T4	3 March 2021	Validated
UK	—	3 March 2021	Validated
US	US 11,854,354B2	26 December 2023
US (continue-in-part)	18512004 (application no.)		Filed on 16 Nov 2023
Vietnam	28278	7 April 2021	—

Patent #2: Security control system for granting access and security control method thereof

Country	Patent Number	Grant Date	Notes
Australia	2014398695	3 January 2019	—
Cambodia	KH/RRP.SG/2017/00009	5 March 2018	—
Canada	2,953,503	17 September 2019	—
Europe	—	—	Pending
Hong Kong	—	—	Pending
Indonesia	IDP000054272	30 October 2018	—
Japan	6816218	25 December 2020	—
Korea	10-2387126	12 April 2022	—
Malaysia	MY-177786-A	23 September 2020	—
Philippines	1-2016 502598	16 March 2022	—
Qatar	B.K.Q. 184/2021	28 November 2021	—
Saudi Arabia	SA 7729	21 March 2021	—
Singapore	11201407621R	29 March 2017	—
South Africa	2017/00401	25 April 2018	—
Taiwan	I653608	11 March 2019	—
Thailand	—	—	Pending
UAE	4981	16 December 2022
US	US 9,786,106 B2	10 October 2017	—
Vietnam	31865	4 April 2022	—

Patent #3: An offshore security monitoring system and method

Country	Patent Number	Grant Date	Notes
Australia	2014405635	25 July 2019	—
Europe	3188964	4 August 2021	—
Malaysia	MY-184329-A	1 April 2021	—
Singapore	11201701752U	7 April 2020	—
Taiwan	I674559	11 October 2019	—
UK	3188964	4 August 2021	Validated
US	US 9,953,513 B2	24 April 2018	—

Patent #4: Mobile Monitoring System, Mobile Monitoring Unit and Mobile Monitoring Method

Country	Patent Number	Grant Date	Notes
Australia	—	—	Allowed on 2-Jan-2024
Bangladesh	1006362	9 February 2022	—
Europe	—	—	Pending
Hong Kong	—	—	Pending
Malaysia	—	—	Pending
Qatar	—	—	Pending
Singapore	—	—	Pending
UAE	—	—	Pending
US	US 11,688,270 B2	27 June 2023

We also own a portfolio of trademarks and trademark applications in Singapore and globally as shown below:

Trademark #1: CONCORDE

Country	Trademark Number	Grant Date	Notes
Singapore	40201806077W	4 July 2019	—
International Registration (IR)	1446192	2 October 2018	—
IR — UK	1446192	15 April 2019	—

Trademark #2: CLUSTER

Country	Trademark Number	Grant Date	Notes
Singapore	40202110784Q	16 December 2021	—

Design #1: Terminal with Screen

Country	Design Number	Grant Date	Notes
Singapore	30201703562R	5 April 2017	—

Facilities

We own approximately 735 sqm of office space in Singapore, which serves as our corporate headquarters. It is located at 3 Ang Mo Kio Street 62, #01-49 LINK@AMK, Singapore 569139.

Additionally, we lease approximately 292 sqm of office space in Singapore, as follows:

●	Block 808 French Road, #03-27 Kitchener Complex, Singapore 200808. Approximately 92 (Sqm)

●	3 Ang Mo Kio Street 62, #07-33, LINK@AMK Singapore 569139. Approximately 200 (Sqm)

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3 “Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F. See also “Introductory Notes—Forward-looking Information.”

A. Operating Results

Introduction

For the year ended December 31, 2024, the Company reported a minimal net non-GAAP loss before tax (refer to page 47) despite ongoing transitions and local market challenges, highlighting the resilience of our proven business model and the strong demand for our services. The temporary setback in financial performance aligns with our strategic decision to foster sustainable market growth and underscores our strong commitment to and readiness for anticipated market expansion.

Our revenue remained stable as the Company conserved resources in preparation for global market expansion post-IPO. Revenue decreased by $165,325 (1.55%), from $10,655,993 for the year ended December 31, 2023, to $10,490,668 for the year ended December 31, 2024.

Our revenue increased by $5,649,648, or 113%, from $5,006,345 for the year ended December 31, 2022 to $10,655,993 for the year ended December 31, 2023. Our profit increased by $1,798,174, or 224%, from a net loss of $803,980 for the year ended December 31, 2022 to a net profit of $994,194 for the year ended December 31, 2023, which was mainly due to by (i) an increase in sales by 5,649,648 or 113% driven by market demand, and; by (ii) a decrease of other expenses of $672,157, or 68% from $986,796 for the year ended December 31, 2022 to $314,639 for the year ended December 31, 2023 due to step up collection effort of the new established finance team, there was improvement in bad debt allowances and recovery of previously written off bad debt.

There were new clients acquired during the year because our services were favored by customers compared to those of competitors in the Singapore markets, this shows that our market demand is on an increasing trend.

Reorganization under Common Control

In connection with this offering, we have undertaken a reorganization of our corporate structure (the “Reorganization”) in the following steps:

●	On May 2, 2023, Concorde International Group Ltd was incorporated under the laws of the British Virgin Islands;

●	On June 12, 2023, Concorde International Group Pte Ltd was incorporated as a wholly owned subsidiary of Concorde International Group Ltd;

●	On July 31, 2023, Concorde International Group Pte Ltd acquired 100% of the equity interests in Concorde Security Limited from Concorde Group Pte Ltd.

●	On October 27, 2023, Concorde International Group Pte Ltd acquired 100% of the equity interests in Concorde Security Sdn Bhd from Swee Kheng Chua;

●	On November 1, 2023, Concorde International Group Pte Ltd acquired 96.81% of the equity interests in Concorde Security Pte Ltd from Swee Kheng Chua. Concorde Security Pte Ltd is a 96.81% owned subsidiary of Concorde International Group Pte Ltd;

●	On November 1, 2023, Concorde International Group Pte Ltd acquired 100% of the equity interests in Concorde Asia Pte Ltd from Swee Kheng Chua. On November 3, 2023, Weilekai Investment Pte Ltd acquired 30% of the equity interests in Concorde Asia Pte Ltd from Concorde International Group Pte Ltd. Consequently, Concorde Asia Pte Ltd is a 70% indirectly owned subsidiary of Concorde International Group Pte Ltd;

●	On November 1, 2023, Concorde International Group Pte Ltd acquired 100% of the equity interests in Berjaya Academy Pte Ltd from Sharifah Noriati Binte Said Omar. On November 8, 2023, Weilekai Investment Pte Ltd acquired 30% of the equity interests in Berjaya Academy Pte Ltd from Concorde International Group Pte Ltd. Consequently, Berjaya Academy Pte Ltd is a 70% indirectly owned subsidiary of Concorde International Group Pte Ltd.

●	Concorde i-FAST USA Inc.(Texas), (“CiF”) was incorporated in the State of Texas on April 25, 2024. CGPL (Singapore) holds 100 shares of CiF at US$0.01. CiF (Texas) is a 100% owned subsidiary of CGPL (Singapore).

Consequently, Concorde International Group Ltd, through a restructuring which is accounted for as a reorganization of entities under common control, became the ultimate holding company of all the companies mentioned above.

Key Factors Affecting Our Results of Operations

Demand for Our Services

For the fiscal years ended December 31, 2024, 2023, and 2022, where our business was primarily locally derived, we believe our results of operations were affected by the general factors impacting the Singapore economy.

Demand for security services is evergreen, stable, and on the rise, benefitting from environmental regulatory requirements for security infrastructure services. However, demand for our services is affected by government and regulatory policies. Changes in government and regulatory policies might affect the demand for our security services. Competition in an established market might adversely affect our pricing and profitability. The demand for our services is also influenced by customer satisfaction. We may not be able to retain existing customers if we fail to meet our customers’ requirements.

Our Relationships with Major Customers

Our future growth and profitability are significantly dependent on our ability to maintain close and mutually beneficial relationships with existing customers and to expand our customer base. For the fiscal years ended December 31, 2024, 2023 and 2022, the total sales to our five largest customers accounted for 23%, 33% and 36% of our total revenue, respectively.

There is no assurance that our major customers will continue to be satisfied with our services and will continue to be our customer. Any material deteriorations in our relationships with any of our major customers may materially and adversely affect our business, results of operations and financial condition.

Ability to secure new contract

Our results of operations and sales growth are affected by our ability to secure new contracts. Competition in the established market might affect our profitability.

Cost of Labor

Our results of operations are affected by the rising cost of labor and the implementation of the Progressive Wage Model (a Singapore minimum wage policy). The increase in labor costs may adversely affect our gross profit margin.

Cost of subcontracting

Our results of operations are affected by the rising costs of subcontracting. As we refocus on patented technology-integrated services, we are subcontracting traditional manpower and installation work to external vendors. Due to the rising cost of labor, this increase in subcontracting costs might affect our gross profit margins.

Gross profit margin

Our gross profit margin relies on our ability to negotiate subcontracting costs and on our customers’ adoption of technology to reduce reliance on manual labor.

Emerging Growth Company

We are qualified as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until one of the following occurs: (i) our total annual gross revenues are $1.235 billion or more. (ii) we issue more than $1 billion in non-convertible debt in the past three years. or (iii) we become a “large accelerated filer” under the Exchange Act, which could occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Results of Operations

The following table sets forth a summary of our consolidated results of operations and the amounts as a percentage of total revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	2024		2023		2022
	$	% of Revenue	$	% of Revenue	$	% of Revenue
Revenues
I-Guarding Services	10,236,195	97.6%	10,452,263	98.1%	4,960,585	99.1%
Man-Guarding Services	120,354	1.1%	150,314	1.4%	12,193	0.2%
Others	134,119	1.3%	53,416	0.5%	33,567	0.7%
Total Revenue	10,490,668		10,655,993		5,006,345

Cost and expenses
Cost of revenue, excluding depreciation and amortization	(6,875,141)	65.5%	(7,662,024)	71.9%	(3,648,637)	72.9%

Other income
Receipt of government grants	164,197		47,894		132,836
Interest income	38,922		30,560		48,405
Other income	(57,338)		158,457		23,960
Compensation received	355,879		-		-
	501,660	4.8%	236,911	2.2%	205,201	4.1%

Employee benefits expenses	(2,151,970)	20.5%	(1,311,345)	12.3%	(912,772)	18.2%

Depreciation and amortization expense	(279,543)	2.7%	(329,836)	3.1%	(389,449)	7.8%

Other expenses
Bad debt allowance	(566,202)		246,619		(463,463)
Professional fees	(918,016)		(121,773)		(193,838)
Distribution expenses	(99,515)		(102,971)		(142,513)
Office expenses	(185,258)		(221,371)		(154,802)
Rental expenses	(1,542)		(31,342)		(29,865)
Others	(49,370)		(83,801)		(5,154)
	(1,819,903)	17.3%	(314,639)	3%	(989,635)	19.8%

Share-based compensation expense	(83,155,336)	792.7%	-	-	-	-

Finance cost	(218,630)	2.1%	(149,626)	1.4%	(75,033)	1.5%
Net Profit/(Loss) before tax	(83,508,195)		1,125,434		(803,980)
Income tax expense	(114,902)		(131,240)		-
Net Profit/(Loss) before tax	(83,623,097)		994,194		(803,980)

Comparison of Years Ended December 31, 2024 and 2023

Revenues

Revenues. The principal activities of the Company for the years ended December 31, 2024 and 2023 were providing I-guarding service and man guarding service. Revenue for the years ended December 31, 2024 and 2023 was $10,490,668 and $10,655,993, respectively, representing decrease of 1.6%. Revenue remains stable as we continue to conserve operational capacity for global market growth plans.

Revenue from Man-Guarding Services. Revenue from Man-Guarding Services decreased by $29,960, or 20%,  to $120,354 for the year ended December 31, 2024, from $150,314 for the year ended December 31, 2023. This line of revenue consist entirely of a sole customer.

Revenue from I-Guarding Services. Revenue from I-Guarding Services decrease by $216,068, or 2.1%, to $10,236,195 for the year ended December 31, 2024 from $10,452,263 for the year ended December 31, 2023. The slight decrease was the result of a strategic period of sales reconsolidation and stabilization, as we conserve resources in preparation for global market expansion and rebalance our client portfolio toward higher-quality customers.

Revenue from Others. Revenue from others increase by $80,703, or 151%, to $134,119 for the year ended December 31, 2024 from $53,416 for the year ended December 31, 2023. the year ended December 31, 2024. This significant increase was partly due to a one-off incidental transaction, where we acted as an agent for the sale of security apparel, contributing $77,494. Revenue from others accounted for 1.3% of our total revenue for the year ended December 31, 2024, as compared to 0.50% for the year ended December 31, 2023.

For the year ended December 31, 2024, Berjaya Academy Pte Ltd generated $56,625 in revenue. In comparison, for the year ended December 31, 2023—its first year of revenue generation starting from February—the Academy earned $34,981 from the delivery of government-approved security courses. This growth reflects clear market demand and reinforces our position as a leading provider in Singapore’s security training industry.

Cost and expenses

Cost of revenue (exclusive of depreciation and amortization). Cost of revenue (exclusive of depreciation and amortization expense) mainly includes sub-contractor cost, guards labor cost, guards related employees’ expenses and consumables. Our cost of sales decreased by $786,883, or 10.3%, to $6,875,141 for the year ended December 31, 2024, from $7,662,024 for the year ended December 31, 2023. This decrease was a result of the Company’s enhanced efforts in subcontractor monitoring, due to which credit notes amounting to $892,390 were received from a major subcontractor.

Depreciation and amortization expense. Depreciation and amortization include depreciation and amortization of IT equipment, vehicles, leasehold property; and intangible assets such as Research and Developments and Patents. Depreciation and amortization decreased by $50,293, or 15%, to $279,543 for the year ended December 31, 2024 from $329,836 for the year ended December 31, 2023. The decrease is attributed to the decline in amortization expense for intangible assets in the year ended December 31, 2024.

Employee Benefits Expenses. Our staff expenses consist primarily of non-guard related employee expenses. Our employee expenses increased by $840,625, or 64%, to $2,151,970 for the year ended December 31, 2024 from $1,311,345 for the year ended December 31, 2023. Such increase was due to overall general increased hiring of management staffs including key appointment personnels. As of December 31, 2024, our headcount in our primary subsidiary, Concorde Security Pte Ltd, increased by 100% as compared to the headcount as of December 31, 2023.

Bad Debt Allowance. Bad debt allowance includes specific and general provision for trade receivables. Bad debt expense increased by $812,821, or 329%, from a bad debt recovery (income) of $246,619 for the year ended December 31, 2023. This increase was primarily due to the absence of a bad debt write-back of $246,619 recorded in 2023, combined with new provisions made in 2024.

Professional fees. Professional fees include consultancy fees incurred in the area of accounting, auditing, legal and secretarial work. Professional fees increased by $796,243, or 653%, to $918,016 for the year ended December 31, 2024 from $121,773 for the year ended December 31, 2023. The increase is mainly due to audit fees and other accounting/ professional fee incurred for the offering but not directly attributable to it, amounting to $817,360.

Distribution expenses. Distribution expenses include expenses incurred for transportation, telecommunication, publicity and entertainment. Distribution expenses decreased by $3,456, or 3%, to $99,515 for the year ended December 31, 2024 from $102,971 for the year ended December 31, 2023. Such decrease was in line with decrease in sales.

Office expenses. Office expenses include expenses incurred for miscellaneous office administration such as subscriptions, office supplies, utility and office insurance. Office expenses decreased by $36,113, or 16%, to $185,258 for the year ended December 31, 2024 from $221,371 for the year ended December 31, 2023. Such decrease was primarily due to decrease in patent registration and maintenance expense of $28,781, and staff training amounting to $20,625, which is partially offset by the increase in insurance expense amounting to $10,042 and other office expenses.

Rental expenses. Rental expenses include on leased properties at 808 Kitchener road and unit at #07-33 at Link@AMK. Rental expense decreased by $29,800, or 95%, to $1,542 for the year ended December 31, 2024 from $31,342 for the year ended December 31, 2023. The tenancy was ceased during the year and the Company repurpose the premises for internal use.

Others. Others include unrealized currency exchange loss and other small-value miscellaneous expenses. Other decreased by $34,431, or 41%, to $49,370 for the year ended December 31, 2024 from $83,801 for the year ended December 31, 2023. Such decrease was mainly due to unrealized currency exchange gain of $17,555.

Interests cost. The interests cost is the interest incurred on bank loans. Finance cost increased by $69,004, or 46%, to $218,630 for the year ended December 31, 2024 from $149,626 for the year ended December 31, 2023. Such increase was due to additional loans taken during the year ended December 31, 2024.

Comparison of Years Ended December 31, 2023 and 2022

Revenues

Revenues. The principal activities of the Company for the years ended December 31, 2023 and 2022 were providing man guarding service and I-Guarding service. Revenue for the years ended December 31, 2023 and 2022 was $10,655,993 and $5,006,345, respectively, representing an increase of 113%. The increase was due to an increase in revenues from I-Guarding services due to acquisition of new customers.

Revenue from Man-Guarding Services. Revenue from Man-Guarding Services increased by $138,121, or 1,133%, to $150,314 for the year ended December 31, 2023, from $12,193 for the year ended December 31, 2022. This increase was primarily because our sole man-guarding customer was contracted at the end of the fiscal year 2022 and did not contribute a full year of sales. In the fiscal year 2023, the sole major customer contributed a full year of sales. Revenue from Man-Guarding Services accounted for 1.41% of our total revenue for the year ended December 31, 2023, compared to 0.24% for the year ended December 31, 2022.

Revenue from I-Guarding Services. Revenue from I-Guarding Services increase by $5,491,678, or 111%, to $10,452,263 for the year ended December 31, 2023 from $4,960,585 for the year ended December 31, 2022. Our current country of operation is Singapore, the increase was primarily due to growth in the number of customers and contract value, signifying improved market penetration in the local market. In the fiscal year ending 2023, we experienced a 23% growth in the number of customers served. Our contract value per customer was $107,755 for the fiscal year ended December 31, 2023, up from $62,792 in 2022, reflecting a 72% increase in per-customer value. We are currently facing more demand than our capacity can meet, prompting us to strategize on acquiring high-value customers. The growth in the number of customers and contract value indicates sustained market demand and underscores our competitiveness in the market through our ability to increase per-contract value. We plan to enhance our operational capacity by expanding our fleet of IFS (response vehicles). Concurrently, we will increase management hiring to implement more efficient processes and optimize routes and schedules to maximize efficiency.

Revenue from Others. Revenue from others increase by $19,849, or 59%, to $53,416 for the year ended December 31, 2023 from $33,567 for the year ended December 31, 2022. Such increase was primarily because Berjaya Academy Pte Ltd started generating revenue in the fiscal year 2023. Revenue from others accounted for 0.50% of our total revenue for the year ended December 31, 2023, as compared to 0.67% for the year ended December 31, 2022.

For the year ended December 31, 2023, Berjaya Academy Pte Ltd started generating revenue in February and generated $34,980.52 revenue for the rendering of government approved courses in security. This evidenced a market demand and further strengthened our position as one of the market leaders in the local security industry. No such revenue was generated in the year ended December 31, 2022.

Other income

Our other income consists primarily of rental income, government credit scheme and government grant and miscellaneous income. Our other income increased by $31,710, or 15%, to $ 236,911 for the year ended December 31, 2023 from $205,201 for the year ended December 31, 2022. Such increase was due to (i) gain from disposal of fixed assets amounting to $63,626 compared to $0 in 2022 and compensation received from our past lawsuit claims amounting to $37,280 comparing to $0 in 2022 which offset the absence of covid related grant given by Government amounting to $80,863 in year 2023 due to the recovery of Covid situation in Singapore.

Cost and expenses

Cost of revenue (exclusive of depreciation and amortization). Cost of revenue (exclusive of depreciation and amortization) mainly includes sub-contractor cost, guards labor cost, guards related employees’ expenses and consumables. Our cost of sales increased by $4,013,387, or 110%, to $7,662,024 for the year ended December 31, 2023, from $3,648,637 for the year ended December 31, 2022. Such an increase is in line with the increase in sales.

Depreciation and amortization expense. Depreciation and amortization include depreciation and amortization of IT equipment, vehicles, leasehold property; and intangible assets such as Research and Developments and Patents. Depreciation and amortization decreased by $59,613, or 15%, to $329,836 for the year ended December 31, 2023 from $389,449 for the year ended December 31, 2022. Such decrease was due to many assets being fully depreciated during the fiscal year ended December 31, 2023.

Employee Benefits Expenses. Our staff expenses consist primarily of non-guard related employee expenses. Our employee expenses increased by $398,573, or 44%, to $1,311,345 for the year ended December 31, 2023 from $912,772 for the year ended December 31, 2022. Such increase was due to overall general increased hiring of management staffs including key appointment personnels. Our year-end headcount in our primary subsidiary, Concorde Security Pte Ltd, increased by 100% in the fiscal year ended December 31, 2023.

Bad Debt Allowance. Bad debt allowance includes specific and general provision for trade receivables. Bad debt decreased by $ 710,082, or 153%, to a write-back of $246,619 for the year ended December 31, 2023 from $463,463 for the year ended December 31, 2022. Such decrease was due to step up collection effort of the newly established finance team.

Professional fees. Professional fees include consultancy fees incurred in the area of accounting, auditing, legal and secretarial work. Professional fees decreased by $72,065, or 37%, to $121,773 for the year ended December 31, 2023 from $193,838 for the year ended December 31, 2022. Such decrease was attributed to lower legal costs incurred in the fiscal year 2023, amounting to $44,917, due to a case being closed in 2022. Additionally, consultancy fees decreased by $28,920.

Distribution expenses. Distribution expenses include expenses incurred for transportation, telecommunication, publicity and entertainment. Distribution expenses decreased by $39,542, or 28%, to $102,971 for the year ended December 31, 2023 from $142,513 for the year ended December 31, 2022. Such decrease was due to lower communication costs amounting to $29,430, reduced salesman commissions paid amounting to $6,379, and decreased spending on traditional marketing amounting to $10,245. However, this decrease was offset by increased costs incurred on vehicles, amounting to $8,698.44.

Office expenses. Office expenses include expenses incurred for miscellaneous office administration such as subscriptions, office supplies, utility and office insurance. Office expenses increased by $66,569, or 43%, to $221,371 for the year ended December 31, 2023 from $154,802 for the year ended December 31, 2022. Such increase was due to increase patent maintenance cost.

Rental expenses. Rental expenses include on leased properties at 808 Kitchener road and unit at #07-33 at Link@AMK. Rental expense increased by $1,477, or 5%, to $31,342 for the year ended December 31, 2023 from $29,865 for the year ended December 31, 2022. Such increase was due to insignificant increase in rental.

Others. Others include unrealized currency exchange loss and other small-value miscellaneous expenses. Other increased by $78,645, or 1,526%, to $83,799 for the year ended December 31, 2023 from $5,154 for the year ended December 31, 2022. Such increase was mainly due to increase in unrealized currency exchange loss of $51,906.30.

Interests cost. The interests cost is the interest incurred on bank loans. Finance cost increased by $74,593, or 99%, to $149,626 for the year ended December 31, 2023 from $75,003 for the year ended December 31, 2022. Such increase was due to the drawdown of an additional loan in the fiscal year 2023.

Non-GAAP Financial Measures

In addition to consolidated financial measures prepared in accordance with IFRS, we evaluate our performance using non-GAAP financial measures (where GAAP is IFRS). These measures exclude certain non-cash and/or non-recurring items that do not reflect our ongoing business operations in order to provide clearer view of operational efficiency and facilitate period-to-period comparability for management, investors, and the board. The adjustments currently include share-based compensation expenses.

However, these measures are not intended to replace IFRS metrics, such as net profit (loss), revenue growth, or cash flow from operations, nor should they be considered superior. Adjusted Net Profit (refer table below) has inherent limitations as analytical tools and should be reviewed alongside IFRS metrics for a comprehensive understanding of our financial performance.

Reconciliations of Adjusted Net (Loss)/ Profit to the most comparable IFRS financial metric for historical periods are presented in the table below:

	Year Ended December 31,
Reconciliation of non-GAAP net (loss) profit	2024	2023	2022
	$	$	$
Net (Loss)/ Proft before tax	(83,508,195)	1,125,434	(803,980)
Adjustments:
Share based compensation expense	83,155,336	-	-
Adjusted Net (Loss)/profit before tax	(352,859)	1,125,434	(803,980)
Income tax expense	(114,902)	(131,240)	-
Adjusted Net (Loss)/profit for the year	(467,761)	994,194	(803,980)

Taxation

Although we have subsidiaries formed in the United Kingdom and Malaysia, those entities do not have active business activities as of the date of this report.

British Virgin Islands

Concorde International Group Limited is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Concorde International Group Limited is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no withholding tax from British Virgin Islands will be imposed.

Singapore Income Taxes

Our subsidiaries incorporated in Singapore are subject to the uniform tax rate of 17% under Singapore income tax law on taxable income. Under Singapore tax laws, we are exempted from Singapore income tax on our foreign sourced dividend income received in Singapore by our company and Singapore tax resident subsidiaries provided that (i) such income is subject to income tax of a similar character under the laws of the jurisdiction from which such income is received at the time the income is received in Singapore; (ii) the highest rate of such tax on any gains or profits from a trade or business carried on in such jurisdiction is not less than 15%; and (iii) the Singapore Comptroller of Income Tax is satisfied that the tax exemption would be beneficial to the person resident in Singapore.

We have not recognized deferred tax assets with respect to our carried forward tax losses as we are not able to estimate the timing of the availability of future taxable profits to utilize these tax losses, based on our operating history. In addition, before utilizing these tax losses carried forward, we would need to obtain the approval of the Inland Revenue Authority of Singapore.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign exchange rates as well as, to a lesser extent, inflation.

Credit Risk

Our exposure to credit risk arises primarily from trade receivables. For other financial assets (including cash and cash equivalents), we minimize credit risk by dealing exclusively with high credit rating counterparties.

We have adopted a policy of only dealing with creditworthy counterparties. We perform ongoing credit evaluation of its counterparties’ financial condition and generally does not require collateral.

If our customers delay or default in their payments to us, we may have to make impairment provisions and write-off the relevant receivables. This in turn may materially and adversely affect our business, financial condition, and results of operation.

Trade receivables

Trade receivables is stated at the original amount less an allowance for doubtful receivable.

Trade receivable is recognized in the period when we have rendered services to our customers and when its right to consideration is unconditional. The amounts due are stated at their net estimated realizable value. We review the accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectability of individual balances.

In application of the general provision, the Company applies the simplified approach to provide for expected credit losses (“ECLs”). To measure the ECLs, trade receivables have been grouped based on shared credit risk characteristics and the days past due. We consider factors in assessing the collectability of its receivables, such as historical bad debts, changes in customers’ payment patterns, credit-worthiness and financial condition of the customers, current economic trends and other specific circumstances related to the accounts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Cash and cash equivalents

No expected credit losses are recognized from cash and cash equivalents arising from bank balances with financial institution because the probability of default by these financial institutions are negligible.

Liquidity risk

We are also exposed to liquidity risk which is the risk that we are unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and the shareholders to obtain short-term funding to meet the liquidity shortage.

Market risk

Interest Rate Risk

Our exposure to interest rate risk arises primarily from its debt and lease liabilities. Although interest rates for our loans are about fixed for the terms of the loans, the interest rates are subject to change upon renewal and at the bank’s discretion. Additionally, we may need to raise additional financing to support our operations, which could include equity or debt financing, in the immediate and near term. Rising interest rates would negatively impact our ability to obtain such financing on commercially reasonable terms or at all. Recently, due to the fixed interest rates in our terms of loans, our borrowing costs have not increased. However, we cannot predict the ultimate impact on our business of any prolonged or continued interest rate increases. To the extent we are required to obtain financing at higher borrowing costs to support our operations, we may be unable to offset such costs through price increases, other cost control measures, or other means. Any attempts to offset cost increases with price increases may result in reduced sales, increased customer dissatisfaction, or otherwise harm our reputation.

At the end of reporting period, the weighted average effective interest rates for the debt and lease liabilities were as follows:

	December 31, 2024	December 31, 2023
Fixed rates
Debt	1.5% – 8%	1.5% – 8%
Lease liabilities	1.5% – 2.5%	1.5% – 2.5%

Possible changes in interest rate are not expected to have a material impact on the result of our Company.

Foreign Currency Exchange Risk

The reporting currency of the Company is the U.S. dollar (“USD”). The functional currency of CGPL, CSPL, BAPL and CAPL is the SGD. The functional currency of CIGL and CiF is the U.S. dollar (“USD). The functional currency of CSSB is Malaysia Ringgit (“MYR”). The functional currency of CSL is Great Britain Pound(“GBP”).

For the subsidiaries whose functional currency is the MYR and GBP dollar, profit or loss and other comprehensive income and cash flows are translated at the average exchange rates during the reporting periods, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the statements of financial position. Translation adjustments resulting from the process of translating the local currency financial statements into USD are included in comprehensive income/loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the consolidated statement of financial position’s date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in profit or loss as incurred.

Critical Accounting Policies

The following are the critical accounting policies used in the preparation of the consolidated financial statements:

Revenue

The amount of revenue recognized is the amount allocated to the satisfied performance obligation under IFRS 15 Revenue from Contracts with Customers (“IFRS 15”).

Performance obligations satisfied over time

A performance obligation is satisfied over time when the customer (a) simultaneously receives and consumes the service, (b) controls the asset as it is created or enhanced, or (c) the asset has no alternative use and the entity has an enforceable right to payment for work completed. For round-the-clock security services, the customer receives and consumes the service in real time, and revenue is recognized over time on a monthly billing basis. Similarly, installation work required for the use of the Company’s patented service, which lacks alternative use and is governed by enforceable payment terms, is also recognized over time.

Performance obligations satisfied at a point in time

If these conditions aren’t met, the obligation is satisfied at a specific point when control transfers, considering factors like payment rights, legal title, possession, risks and rewards, and customer acceptance. For installations where the customer has an alternative use, revenue is recognized at the point of completion.

Trade receivables

Trade receivables is stated at the original amount less an allowance for doubtful receivable.

Trade receivable is recognized in the period when we have rendered services to our customers and when its right to consideration is unconditional. The amounts due are stated at their net estimated realizable value. We review the accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectability of individual balances.

In application of the general provision, the Company applies the simplified approach to provide for expected credit losses (“ECLs”). To measure the ECLs, trade receivables have been grouped based on shared credit risk characteristics and the days past due. We consider factors in assessing the collectability of its receivables, such as historical bad debts, changes in customers’ payment patterns, credit-worthiness and financial condition of the customers, current economic trends and other specific circumstances related to the accounts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Financial instruments

Financial assets and financial liabilities are recognized in the group’s consolidated statement of financial position when the group becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value, except for trade receivables that do not have a significant financing component which are measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss and other comprehensive income.

Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

Classification of financial assets

Debt instruments that meet the following conditions are measured subsequently at amortized cost:

●	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows.

●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Other financial asset

Under IFRS 9, the insurance contract is recognized as a financial asset. In accordance with IFRS9 paragraph 4 classification of financial asset, two key criteria are assessed for further classification: the entity’s business model for managing the assets and the contractual cash flow characteristics. Financial assets can be classified into three categories: Amortized Cost for those held to collect cash flows that are solely payments of principal and interest; Fair Value Through Other Comprehensive Income (FVOCI) for assets held to collect cash flows and for selling, also with solely payments of principal and interest; and Fair Value Through Profit or Loss (FVPL) for assets that do not meet the criteria for the first two categories. This classification ensures that financial assets are measured and reported in a way that accurately reflects their economic substance. The insurance contract is not classified as a financial asset for collecting contractual cash flows through compensation for the life insured. Since the contract does not represent solely the payment of principal and interest, it fails the SPPI (Solely Payments of Principal and Interest) test. Therefore, it will be recognized at fair value through profit and loss in subsequent reporting periods.

Impairment of financial assets

The group always recognizes lifetime expected credit losses (ECL) for trade and other receivables. The expected credit losses on these financial assets are estimated using a provision matrix based on the group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions, and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

For all other financial instruments, the group recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instrument has not increased significantly since initial recognition, the group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL. Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

Financial liabilities

All financial liabilities are measured subsequently at amortized cost using the effective interest method.

Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for trading, or (iii) designated as at FVTPL, are measured subsequently at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

Derecognition of financial liabilities

The group derecognizes financial liabilities when, and only when, the group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability recognized and the consideration paid and payable is recognized in profit or loss.

Share-based Compensation

The granted shares are measured at fair value on the grant date in accordance with IFRS 2. This fair value is recognized as share-based compensation expense immediately upon grant and is charged to the consolidated statements of profit or loss. The fair value of share options is determined based on the fair value of the underlying shares. The Company utilizes the unlevered discounted cash flow method to determine the fair value of restricted share at the grant date considering the dilutive effect of restricted share, which is a level 3 input of IFRS 13.

Recently issued accounting pronouncements

The Company is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company elected to take advantage of the extended transition periods. However, this election will not apply should the Company cease to be classified as an EGC.

For a discussion on certain revised IFRS accounting policies recently adopted, see Note 2 to our consolidated financial statements.

In applying the group’s accounting policies, the directors are required to make judgements that have a significant impact on the amounts recognized and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

B. Liquidity and Capital Resources

As of December 31, 2024 and December 31, 2023, we had cash and cash equivalents of $1,000,284 and $956,975, respectively. To date, we have financed our operations primarily through business income and working capital loan from the Bank.

As of December 31, 2024, our financial statements were prepared on the assumption that we would continue as a going concern. The Company’s ability to continue as a going concern is dependent upon the Company’s profit generating operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. Subsequent to the year-end, the Company completed an initial public offering, which significantly improved its capital position. In addition, the Company is actively pursuing further financing opportunities. In assessing the going concern, management and the Board has considered:

a.	The Company’s cash and cash equivalents as at December 31, 2024, amounted to $1,000,284, an increase from $956,975 as at December 31, 2023. In the financial year ended December 31, 2024, the Company had a negative operating cash flow of $564,187, and the positive cash position was due to financing activity, Loan 5, 6 and 7 (as discussed in c). Due to delay in the offering, the Company delayed planned business expansion while continuing to finance for offering associated costs and additional spending on talents. These expenses are scalable and management is confident in the Company’s ability to effectively manage working capital from its core operations.

b.	The Company has an established and resilient stream of revenue and operating profit. Revenue for the financial year ended December 31, 2024 and 2023, were $10,490,668 and $10,655,993, respectively. While revenue remained relatively stable, the increased expenses led to a decline in net profit. Despite this, the Company continued to have operating profits despite reporting a net loss of $83,623,097. The decline in net profit is primarily attributed to fair value of share-based compensation expense of $83,155,336, offering related cost charged to statement of profit and loss amounting to $658,181 and increased hiring of skilled personnel, particularly in key management roles dedicated to long-term growth initiatives and anticipated business expansion. This increase in hiring represents an initial investment focused on future planning and strategic development not reflecting of current basal operational or administrative needs. As such additional spending is scalable, the management is confident that the Company will continue to be profitable.

c.	The Company has the ability to meet its debt obligations. The Company gearing ratio increased to 2.38 in the financial year ended December 31, 2024, compared to 1.18 in the fiscal year 2023. In the financial year ended December 31, 2024, the company’s total bank loans amounted to $6,028,792, signifying an increased borrowing of $2,056,144 from $3,972,648 in the fiscal year 2023. Current liabilities as at December 31, 2024, stood at $4,580,526, up from $3,514,897 as at December 31, 2023 while non-current liabilities increased to $3,432,484 from $2,333,108 as at December 31, 2023. These loans have a fixed interest rates ranging between 1.3% and 8% per annum. Loan 1, secured by a leasehold property and guaranteed by a director and family member, has monthly repayments and an interest rate of 1.30%. Loan 2 and Loan 3, both unsecured and guaranteed have different repayment schedules and interest rates of 2.5% per annum. Loan 4, secured against a director’s freehold property with a joint guarantee, is a money market loan with variable interest rates ranging from 4.9% to 8% per annum, drawn in tranches of at least $372,150 for up to three months. Loan 5, secured by a leasehold property and guaranteed by a director and family member and Concorde International Group Pte Ltd, has monthly repayments and an interest rate of 3.88%. Loan 6, with a carrying amount of $940,777, is a $1,000,000 principal convertible note bearing an interest rate of 3.00% per annum on the principal. Loan 7 have a fixed repayment schedule with interest rate of 3.5% over the bank's prevailing 3 month Cost of Funds as determined by bank per annum.

As of December 31, 2024, 2023 and, 2022, we had cash and cash equivalents of $1,000,284, $956,975 and $441,278 respectively.

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the years indicated.

	For the year ended December 31,
	2024	2023	2022
Net cash from/(used in) operating activities	$(564,187)	$790,944	$(931,028)
Net cash used in investing activities	(952,990)	(309,631)	(912,089)
Net cash provided by financing activities	1,589,835	947	602,923
Net change in cash during period	72,658	482,260	(1,240,194)
Effect of exchange rate changes on cash and cash equivalents	(29,351)	33,437	74,861

Operating Activities

Our net cash used in operating activities was $(564,187)for the year ended December 31, 2024, as compared to a net cash generated of $790,944 for the year ended December 31, 2023. For the year ended December 31, 2024, net cash from operating activities primarily reflected the negative cashflow. The net cash from operating activities consists of a loss before tax of $83,508,195, a $84,300,428 positive impact from non-cash items mainly adjusted by (i) depreciation and amortization of $279,543, (ii) share-based compensation of $83,155,336, (iii) expected credit loss provision of $562,755, and (iv) decrease in trade and other receivables of approximately $892,894 together with an decrease in trade and other payables of $446,240.

Our net cash from operating activities was $790,944 for the year ended December 31, 2023, as compared to a net cash used of $931,028 for the year ended December 31, 2022. For the year ended December 31, 2023, net cash from operating activities primarily reflected the positive cashflow generated from the increase in revenue. The net cash from operating activities consists of a profit before tax of $1,125,434, a $509,315 positive impact from non-cash items mainly adjusted by (i) depreciation and amortization of $329,836, and (ii) increase in trade and other receivables of approximately $930,482 together with an increase in trade and other payables of $190,338.

For the year ended December 31, 2022, the net cash used in operating activities consists of a net loss of $803,980, a $649,574 positive impact from non-cash items mainly adjusted by (i) depreciation and amortization of $389,449, and (ii) write off of amount due from related parties of $233,497; and increase in trade and other receivables of approximately $1,537,479 together with an increase in trade and other payables of $760,857.

Investing Activities

Our net cash used in investing activities was $952,990 for the year ended December 31, 2024, as compared $309,631 provided by investing activities for the year ended December 31, 2023. Our net cash used in investing activities for the for the year ended December 31, 2024, consisted of $1,052,484 used for purchase of property and equipment and $85,913 used for purchase of keyman insurance, offset by $185,407 repayment of loans from related parties.

Our net cash used in investing activities was $309,632 for the year ended December 31, 2023, as compared $912,089 for the year ended December 31, 2022. Our net cash used in investing activities for the year ended December 31, 2023 includes $407,204 used for purchase of property and equipment and $71,449 from repayment of related parties loan, while our net cash used in investing activities for the year ended December 31, 2022 consisted entirely of advances to related parties.

Financing Activities

Our net cash from financing activities was $1,589,835, for the year ended December 31, 2024, as compared to $947 net cash provided by financing activities the year ended December 31, 2023. Our net cash provided by financing activities for the year ended December 31, 2024, consisted of proceeds from borrowing of $3,259,062 and issuance of shares of $208 offset by repayment of borrowing of $1,255,766, payment of deferred offering cost of $333,088 and lease of $80,581.

Our net cash from financing activities was $947 for the year ended December 31, 2023, as compared to $602,923 net cash provided by financing activities for the year ended December 31, 2022. Our net cash used in financing activities for the year ended December 31, 2023 consisted of proceed from a debt of $2,036,696, offset by repayment of borrowing and lease of $2,035,749, while our net cash provided by financing activities for the year ended December 31, 2022 mainly consisted of proceeds from a debt of $1,116,450, offset by repayment of borrowing and lease of $513,527.

Related Party Transactions

The following schedule describes the transactions and balances with related parties for the period from January 1, 2025 to the date of this report, as well as fiscal years ended December 31, 2024 and 2023:

	January 1, 2025 to date (Unaudited)	December 31, 2024 (Audited)	December 31, 2023 (Audited)
	$	$	$
Concorde Global I Pte Ltd	-	-	15,168
Total Protection Pte Ltd	530,964	553,184	753,976
Advance from supplier – Total Protection Solutions Pte Ltd	-	323,514	-
Swee Kheng Chua	-	4,616	75,838
Total amount due from related parties	530,964	881,314	844,982

Included in Trade Receivables
Concorde Global I Pte Ltd	10,599	10,448	10,779
iMatrix Global Pte Ltd	6,192	6,105	6,297
Total Protection Solutions	4,703	4,610	4,757
	21,494	21,663	21,833

The following schedule describes the amount due to related parties for the period from January 1, 2025 to the date of this report, as well as fiscal years ended December 31, 2024 and 2023:

	From January 1, 2025 to date (Unaudited)	December 31, 2024 (Audited)	December 31, 2023 (Audited)
	$	$	$
Total Protection Pte Ltd (included in Trade Payable)	-	-	517,383
Swee Kheng Chua	208,234	221,556	405,632

The following schedule describes the related parties transactions during the period for the years ended December 31, 2024 and 2023 and 2022:

	Year Ended December 31,
	2024	2023	2022
	(Audited)	(Audited)	(Audited)
	$	$	$
Subcontracting costs
Total Protection Solution Pte Ltd	2,667,045	2,504,458	1,668,048
iMatrix Global Pte Ltd	-	16,403	150,305
Total subcontracting costs	2,667,045	2,520,861	1,818,353

Expenses paid on behalf – Chua Swee Kheng	4,695	-	-
Interest income – Total Protection Solution Pte Ltd	33,285	29,853	-
Loan repayment (given), net - Total Protection Solution Pte Ltd	185,407	71,449	(912,089)

Compensation payable to key management personnel comprises of salaries, bonus, allowances and Employer’s contribution to Central Provident Funds. For the fiscal year ended December 31, 2023, Swee Kheng Chua and Ping Ping Lim both requested for a voluntary pay cut in Concorde Security Pte Ltd.

Key management personnel compensation during the period from January 1, 2025 to the date of this report and fiscal years ended December 31, 2024, 2023 and 2022 is as follows:

	From January 1, 2025	Year Ended December 31,
	to date (Unaudited)	2024 (Audited)	2023 (Audited)	2022 (Audited)
	$	$	$	$
Swee Kheng Chua	71,368	260,306	70,725	212,047
Sharifah Noriati Binte Said Omar*	15,618	62,810	21,983	34,632
Ping Ping Lim**	56,285	225,435	88,193	157,119
Terence Wing Khai Yap	39,176	264,454	86,098	—
Sze Yin Ong	20,598	81,921	52,191	—
Jia Wei Chua	20,825	83,746	-	-
Total compensation	223,872	978,672	319,190	403,798

*	Ms. Sharifah Noriati Binte Said Omar serves as a nominee director at Berjaya Academy Pte Ltd, our 70% owned subsidiary, as well as Concorde Security Pte Ltd (Singapore), our 96.81% owned subsidiary, and Concorde Asia Pte Ltd (Singapore), our 70% owned subsidiary.

**	Ping Ping Lim, Swee Kheng Chua’s spouse.

On March 18, 2024, 20,788,886 Class B Ordinary Shares were issued to members of our Board, executive officers or their affiliates and existing shareholders as part of the share-based compensation plan, with the fair value recognized through comprehensive loss. The Class B Ordinary Shares issued to each of them were fair valued at $4 per share (Refer to Note 16 for details).

Contractual Obligations, Commitments and Contingencies

Comparison of Fiscal Years ended December 31, 2024, 2023 and 2022

Our contractual obligations as of December 31, 2024, 2023 and 2022 consist of the obligations under the lease agreements covering our sublet space and debt.

The following table summarizes our lease obligations for the fiscal years ended December 31, 2024, 2023 and 2022:

Year ended December 31, 2024	Within 1 year	1 to 5 years	>5 years	Total
Undiscounted lease liabilities	103,063	182,499	—	285,562
Interest expense	(13,625)	(11,775)	—	(25,400)
	89,438	170,724	—	260,162

Year ended December 31, 2023	Within 1 year	1 to 5 years	>5 years	Total
Undiscounted lease liabilities	65,160	96,588	—	161,748
Interest expense	(5,339)	(6,506)	—	(11,845)
	59,821	90,082	—	149,903

Year ended December 31, 2022	Within 1 year	1 to 5 years	>5 years	Total
Undiscounted lease liabilities	20,096	10,048	—	30,144
Interest expense	(464)	(65)	—	(529)
	19,632	9,983	—	29,615

The follow table summarizes our debt for the fiscal years ended December 31, 2024, 2023 and 2022:

Years ended December 31,	2024 (Audited)	2023 (Audited)	2022 (Audited)
Within 1 year	3,122,678	1,863,110	1,567,292
1 to 5 years	2,906,113	2,109,538	2,423,020
	6,028,791	3,972,648	3,990,312

No other significant capital or commitments, long-term obligations, or guarantees as of December 31, 2024, 2023 and 2022.

Off-Balance Sheet Commitments Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

C. Research and Development, Patents and Licenses, Etc.

Please refer to “Item 4. Information on the Company – D. Property, Plant and Equipment – Intellectual Property.

We incurred $0 research and development expense during the year ended December 31, 2024.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demand, commitments or events that are reasonably likely to have a material effect on our net revenues and income from operations, profitability, liquidity, capital resources, or would cause reported financial information not to be indicative of future operation results or financial condition.

E. Critical Accounting Estimates

Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year, are discussed below

i. Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, as follows:

Level 1: Quoted prices for identical instruments in an active market;

Level 2: Directly (i.e. as prices) or indirectly (i.e. derived from prices) observable market inputs, other than Level 1 inputs; and

Level 3: Inputs which are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part using a net asset value or valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data.

The convertible option which is included in other financial liabilities and disclosed at Note 12 are carried at fair value classified as Level 3 applying the binomial method.

The Group has changed the valuation method during the initial recognition and subsequent measurement. At initial recognition in June 2024, the Company used a discounted cash flow (DCF) method to value the host loan component and the embedded derivative separately, as the fair value of the conversion feature could not be reliably measured using market-based inputs due to the absence of an IPO and observable market data. The fair values of the Group’s fixed interest-bearing borrowings are determined using the discounted cash flow (DCF) method, applying a discount rate that represents the issuer’s borrowing rate as of the reporting period’s end. There are no financial instruments for which Level 1 or Level 2 fair value measurements were applied.

As at December 31, 2024, management changed the valuation technique to a binomial option pricing model to value the embedded derivative component of the convertible note. The change was made because the binomial method better reflects the optional nature of the conversion feature.

ii. Fair value of share-based compensation

The Company issued the Class B Ordinary Shares to members of the Board, executive officers, their affiliates, and existing shareholders. The cost of the restricted shares is measured based on the fair value on the grant date.

Such granted shares were measured in accordance with IFRS2 of fair value at grant date. The company utilizes the unlevered discounted cash flow method to determine the fair value of restricted share at the grant date considering the dilutive effect of restricted share, which is a level 3 input of IFRS 13.

iii. Expected credit losses assessment on trade and other receivables

The expected credit losses on trade and other receivables of the Group are estimated using a provision matrix based on the group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

In assessing the credit risk of the trade and other receivables, the group takes into account qualitative and quantitative reasonable and supportable forward-looking information.

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our current directors and executive officers.

NAME	AGE	POSITION
Swee Kheng Chua(2)(3)	58	Chief Executive Officer; Chairman
Terence Wing Khai Yap(2)(3)	52	Director
Sze Yin Ong	37	Chief Financial Officer
Sim Peng Thia(1)(2)(3)	49	Independent Director; Chair of Audit Committee
Goh Kok Kee Alfred(1)(2)(3)	63	Independent Director; Chair of Compensation Committee
Mark Allen Brisson(1)(2)(3)	58	Independent Director; Chair of Nominating and Corporate Governance Committee

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

Swee Kheng Chua

Mr. Swee Kheng Chua (Alan) is the Executive Director and the Chairman of the Board of Concorde Group. He founded the business in 1997 and founded Concorde Security Pte Ltd in 2005. He invented 4 solutions and received certificate of grants of patent in more than 50 global cities; IFS, the I-Man Access Control System (IMACS), and Secured Aerial Viewer and Secured Cruise Vessel marketed under the “I-GuardingTM”. 4 patents; mobile control unit, a facility management system, a mobile unit control system, a facility management method and a mobile unit control method; Security control system for granting access and security control method thereof; An offshore security monitoring system and method; Mobile Monitoring System, Mobile Monitoring Unit and Mobile Monitoring Method.

Mr. Chua graduated from Singapore Polytechnic with a Diploma in Building. We believe Mr. Chua’s decades’ experience in business management and security and facilities management industry qualifies him to serve on our board of directors.

Terence Wing Khai Yap

Mr. Yap was appointed the Executive Director of Concorde Group in February 2024. Mr. Yap has more than 25 years in the telecommunications and security industry. He is also the founder and director of Infinity Advisors Limited. Prior to that he was the chairman of the Board and a Director of the Guardforce AI Co., Limited from December 2019 to August 2022. Mr. Yap served as an independent director and a member of renumeration committee at Newmark Security Plc since May 2020. He also has been working as a consultant at Softbank Robotics Singapore Pte Ltd since June 2023. Prior to joining our Company, Mr. Yap was the Executive Director and CEO of the Guardforce Group, a security solutions provider with more than 12,000 employees located in Hong Kong, Australia, Macau and Thailand, from 2014 to 2019. Mr. Yap graduated from Swinburne University of Technology, Victoria, Australia with a BBUS (Bachelor’s Degree in Business — Accounting & Finance) in 1994 and the Chinese University of Hong Kong for an Masters in Business Administration in 2000. He is a Fellow member of the Hong Kong Institute of Directors, a Fellow member of the Chartered Management Institute (UK), a member of the Australian Institute of Company Directors and a Certified ESG Planner CEP®. We believe Mr. Yap’s extensive experience in business management, accounting and finance qualifies him to serve on our board of directors.

Sze Yin Ong

Ms. Sze Yin Ong joined Concorde in April 2023 as Finance Manager and was appointed as Chief Financial Officer in October 2023. Ms. Ong has more than 10 years of diversified and progressive professional experience across a wide spectrum of companies and industries. From 2017 to 2023, she left the corporate due to pro family reasons. From 2016 to 2017, she was the internal Accountant of Mazars LLP, Singapore office, where she did financial and management reporting within the company and reported to headquarter in France. From 2013 to 2015, she was the Accounts Executive (Reviewer role) at Deliciae Hospitality Management Pte Ltd, reporting directly to the CFO. She was extensively involved and implemented an ERP accounting system which entails a point-of-sales to end report function. From 2012 to 2013, she was the Financial Consultant at Prudential. From 2010 to 2012, she was the Audit Senior at Astute Group Pte Ltd, a Certified Public Accounting firm where she led a team of audit juniors to perform audits. In 2010, she was the Audit Associate at K.G. Tan & Co. During her stint in audit, she worked on a wide spectrum of companies such as renowned luxury goods Group of Companies, investment funds and companies in the manufacturing and Food and Beverages industry. In 2009, she was the Accounts Assistant at Johnson & Johnson. Ms Ong is an ASEAN Chartered Professional Accountant. She is a Member of the Institute of Singapore Chartered Accountants and member of the Association of Chartered Certified Accountants. She graduated from Singapore Polytechnic with a Diploma in Biomedical Science and holds the following certificates from the Capital Markets and Financial Advisory Services (CMFAS): M5, M8, M8A, M9, M9A and CHI.

Sim Peng Thia

Ms. Thia has served as our independent director since March 31, 2025.

Ms. Thia has over 20 years of experience in the Technology and Banking industry including wholesale corporate banking, institutional & international banking portfolio management and general management. Ms. Thia currently serves as the Executive Coach, Founder & Director of Catenary Pte Ltd Singapore since June 2021. She was the Senior Regional Manager, Global Financial Institutions for OCBC Bank Singapore from June 2020 to August 2021. She was the Executive Director, Business Planning & Strategic Initiatives for Standard Chartered Bank Singapore from February 2018 to June 2020. She was the Head, PM Loan Sales, Institutional & International Banking Portfolio Management for Australia and New Zealand Banking Group Limited Singapore from July 2015 to February 2018. She is a Certified Financial Analyst (“CFA” — CFA Institute), certified in Green & Sustainable Finance (CBI), Professional Certified Coach (“PCC” — ICF), Team Coach (“Practitioner Level” — EMCC), Certified Neuro-Behavioral Modelling Coach (SAC) and a qualified Practitioner Program (Global Team Coaching Institute). Ms. Thia obtained a Bachelor of Engineering (Electrical & Electronics from Imperial College, University of London in 1996. She also obtained a Master Science in Applied Finance from the National University of Singapore in 2000. In addition, she also obtained a Master in Business Administration from INSEAD in 2005. In addition, she was awarded an Overseas Merit Scholarship from the Singapore Technologies Group in 1993. We believe Ms. Thia’s extensive experience in business administration, accounting and finance qualifies her to serve on our board of directors.

Goh Kok Kee Alfred

Mr. Goh has served as our independent director since March 31, 2025.

Mr. Goh began his professional career as a military officer in the Singapore Armed Forces (SAF) and attained the rank of Major. He was appointed as the Aide-de-Camp to the President of the Republic of Singapore (1991-1996). In his service 1996-2019 as an Operationally Ready National Serviceman, he attained the rank of Lieutenant Colonel in 2010 and received the Long Service Medal by Minister at the National Day Awards Investiture in 2011 and the Commendation Medal (Military) and at the National Day Awards Investiture in 2013 . Mr. Goh currently serves as the Associate Director at Guthrie FMC Pte Ltd, having relinquished from his role as Executive Director within the same company in 2023. Alfred joined Guthrie FMC Pte Ltd in 2014, a facilities management company as a Project Director and subsequently as Executive Director in 2016. Guthrie FMC Pte Ltd is a subsidiary of Guthrie GTS Limited which was established in 1821. In his nine years as an Executive Director, he increased the company sales turnover from S$22.7 mil to an average of S$46.0 mil between 2020 and 2023. During the Covid-19 Pandemic, the company was awarded the Certificate of Commendation by the President of the Republic of Singapore for exceptional efforts which had significant impact in Singapore’s fight against COVID-19. From 1996 to 2014, Mr Goh was managing his family business ABC Marineland Services Pte Ltd and digitalized the company’s operation and financial processes in 2000.

His professional qualifications include an Honors Degree in Building Science (1986), a Post-Graduate Certificate in International Arbitration (2007), Certification Course for Green Mark Facilities Managers (2014) and Managing Security Agencies Within Legal Framework (2015). We believe Mr. Goh’s extensive experience in business management and expertise in the security and facilities management industry qualify him to serve on our board of directors.

Mark Allen Brisson

Mr. Brisson has served as our independent director since March 31, 2025.

Mr. Brisson currently is an Independent Non-Executive Director of the Nasdaq-listed Shine Union Group (SUGP) since December 2023, a Non-Executive Director of the Australian listed Intelligent Monitoring Group Limited (IMB) since June 2024 and advises a number of overseas startups, Security and Industrial related companies. He has been working as a Director at Team Properties Limited Hong Kong since February 2002 and The Barefoot SL in Spain since May 2022. Mr. Brisson has worked as a consultant in the Electronic Security and Life Safety sector and serves as a Director at Kaizntree Hong Kong Limited, a small business specializing in inventory management software since December 2020. Previously, from December 2016 to November 2020, he held the role of President at Chubb Fire and Security (Australia and New Zealand), an international provider of security and fire safety solutions. Before that, from December 2013 to December 2016, he was President of the Building & Industrial Services divisions at United Technologies Corporation (Australia and New Zealand), overseeing Chubb Field operations, Otis Elevators, Carrier HVAC, and Fire and Security Products. Prior to these roles, from May 2010 to December 2013, Mr. Brisson served as President of various divisions within United Technologies Corporation (Australia and New Zealand), focusing on Chubb Cash in Transit, Fire Systems Installation, Fire Service, Electronic Security, Monitoring, and Security products. Earlier in his career, from June 2006 to April 2010, he was Managing Director at UTC Fire and Security, covering Hong Kong, Macau, Taiwan, and Guangdong. From December 2004 to June 2006, he served as General Manager at Chubb Hong Kong Electronic Security. Mr. Brisson holds a Bachelor of Arts degree in Political Science from Simon Fraser University in Canada and is a Fellow of the Hong Kong Institute of Directors. We believe Mr. Brisson’s extensive experience in business management and expertise in the security and facilities management industry qualify him to serve on our board of directors.

Family Relationships

No family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

Compensation of Directors and Officers

For the fiscal year ended December 31, 2024, we paid aggregate cash compensation of $978,672 to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors and the executive officers. For information regarding share awards granted to our directors and executive officers, see note 16 of the consolidated financial statements.

C. Board Practices

Board Composition and Committees

The Nasdaq Marketplace Rules generally require that most of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of five directors, including three independent directors, namely, Swee Kheng Chua, Terence Wing Khai Yap, Sim Peng Thia, Goh Kok Kee Alfred and Mark Allen Brisson so that a majority of our board of directors are independent.

A director is not required to hold any shares in our company to qualify to serve as a director. Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property, and uncalled capital, and to issue debentures, bonds and other securities whether outright or as security for any debt, liability or obligation of the company or of any third-party.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted, and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered.

Board Committees

The Board has established three standing committees: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. The Audit Committee is comprised entirely of independent directors, the Compensation Committee and the Nominating and Corporate Governance Committee are comprised by a majority of independent directors. From time to time, the Board may establish other committees.

Each committee’s members and functions are described below.

Audit Committee and Audit Committee Financial Expert

Our Audit Committee is currently composed of three members: Sim Peng Thia, Goh Kok Kee Alfred and Mark Allen Brisson. Our Board of Directors determined that each member of the Audit Committee meets the independence criteria prescribed by applicable regulation and the rules of the SEC for Audit Committee membership and is an “independent” director within the meaning of the NASDAQ Marketplace Rules. Each Audit Committee member also meets NASDAQ’s financial literacy requirements. Mr. Pangburn currently serves as Chairman of the Audit Committee.

Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee is responsible for, among other things:

●	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

●	reviewing with our independent auditors any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related-party transactions;

●	discussing the annual audited financial statements with management and our independent auditors;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted considering significant internal control deficiencies;

●	annually reviewing and reassessing the adequacy of our Audit Committee charter;

●	meeting separately and periodically with management and our internal and independent auditors;

●	reporting regularly to the full Board of Directors; and

●	such other matters that are specifically delegated to our Audit Committee by our Board of Directors from time to time.

Our Board of Directors has determined that Ms. Thia is the “Audit Committee Financial Expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and meets NASDAQ’s financial sophistication requirements.

Compensation Committee

Our Compensation Committee consists of Swee Kheng Chua, Terence Wing Khai Yap, Sim Peng Thia, Goh Kok Kee Alfred and Mark Allen Brisson. Sim Peng Thia, Goh Kok Kee Alfred and Mark Allen Brisson satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605(c)(2) of the Nasdaq Marketplace Rules. Mr. Goh Kok Kee Alfred serves as chairman of the Compensation Committee. The Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

The Compensation Committee is responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) making recommendations to the board regarding the compensation of our independent directors; (iii) making recommendations to the board regarding equity-based and incentive compensation plans, policies, and programs; and (iv) reviewing and assessing annually the Compensation Committee’s performance and the adequacy of its charter.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Swee Kheng Chua, Terence Wing Khai Yap, Sim Peng Thia, Goh Kok Kee Alfred and Mark Allen Brisson. Mr. Mark Allen Brisson serves as chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The Nominating and Corporate Governance Committee is responsible for, among other things: (i) identifying and evaluating individuals qualified to become members of the board by reviewing nominees for election to the board submitted by shareholders and recommending to the board director nominees for each annual meeting of shareholders and for election to fill any vacancies on the board; (ii) advising the board with respect to board organization, desired qualifications of board members, the membership, function, operation, structure and composition of committees (including any committee authority to delegate to subcommittees), and self-evaluation and policies; (iii) advising on matters relating to corporate governance and monitoring developments in the law and practice of corporate governance; (iv) overseeing compliance with the our code of ethics; and (v) approving any related party transactions.

The Nominating and Corporate Governance Committee’s methods for identifying candidates for election to our board of directors will include the solicitation of ideas for possible candidates from a number of sources - members of our board of directors, our executives, individuals personally known to the members of our board of directors, and another research. The Nominating and Corporate Governance Committee may also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the Nominating and Corporate Governance Committee may consider some or all of the following factors: (i) the candidate’s judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate’s experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate’s ability to contribute to the effective management of our company, taking into account the needs of our company and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which we operate.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise care, diligence and skills that a reasonable director would exercise in same circumstances taking into account, but without limitation, (a) the nature of the company, (b) the nature of the decision, and (c) the position of the director and the nature of the responsibilities undertaken by him or her. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum of association and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

Conflicts of Interest

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. After becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into, a director must promptly disclose such interest to all other directors.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors. Each director shall hold office for the term, if any, as may be specified in the resolution appointing him or until his earlier death, resignation or removal.

Employment and Indemnification Agreements

We have entered into labor contracts with our executive officers under Singapore laws. Each of our executive officers is employed for a specified time period, which may be renewed by the mutual agreement between us and the executive officer. The employment will be terminated in accordance with relevant laws and regulations. An executive officer may terminate his or her employment at any time with not less than 30 days’ prior written notice. When the employment is terminated, the executive officer should return any company property that he or she is using and transition any work in progress to the person designated by us.

Each executive officer will agree to hold in strict confidence and not to use or disclose to any person, corporation or other entity any confidential information, including but not limited to our business secrets and intellectual property. Each executive officer will represent to us that when the labor contract was executed, he or she will not enter in an employment relationship with any other entity or corporation and he or she has not executed any non-competition agreement.

We have entered into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

D. Employees

There is no significant change to the number of our employees between the date as of December 31, 2024 and the date of this report. As of December 31, 2024, we employed about 134 full-time staff.

Department	Number of Employees
Management	3
Finance and Accounting	4
Operations Management	11
Business Development	5
Technology & Engineering	5
Administrative	11
Security officers	95
Total	134

Collaborations

S/No	Company/Organization	Summary of Collaboration
1	ST Engineering Synthesis Pte Ltd	Provision of technology solutions including security services for the Punggol Digital District as part of Singapore’s Smart Nation initiative, in which is a key project aimed at integrating digital technology and smart solutions to create a modern and connected urban environment.

2	Infocomm Media Development Authority	Funding grants from the Singapore government to support technological transformation of clients in Singapore.

3	Kyowa Security Guard & General Services Pte Ltd	Provision of I Guarding Services and Solutions to reduce the reliance of security manpower and enhance of security outcome.

4	Exploit Technologies Pte Ltd	Deployment and integration of network devices with the TV white space technology in Singapore.

5	Guardforce AI Singapore Pte Ltd	Distribution and technology integration of Guardforce AI’s robotics solutions in Singapore. Target market includes shopping centers, hotels, exhibition centers.

E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our share capital as of the date of this report by:

●	Each of our directors and named executive officers;

●	All directors and named executive officers as a group; and

●	Each person who is known by us to beneficially own 5% or more of each class of our voting securities.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o our company, Concorde International Group Ltd, 3 Ang Mo Kio Street 62, #01-49 LINK@AMK, Singapore 569139.

	Ordinary Shares Beneficially Owned (1)
Name of Beneficial Owner	Class A Ordinary Shares	Percent of Class A Ordinary Shares (%)	Class B Ordinary Shares	Percent of Class B Ordinary Shares (%)	Total Voting Power (2) (%)
Swee Kheng Chua, CEO and Director(3)	0	—	20,392,590	97.62%	97.56%
Terence Wing Khai Yap, Director(4)	0	—	250,000	1.20%	1.20%
Sze Yin Ong, Chief Financial Officer(5)	0	—	46,296	*	*
Goh Kok Kee Alfred, Independent Director	0	—	0	—	—
Sim Peng Thia, Independent Director	0	—	0	—	—
Mark Allen Brisson, Independent Director	0	—	0	—	—
All directors and executive officers as a group (six persons)	0	—	20,688,886	99.04%	98.97%
Weilekai Investments Pte Ltd(6)	0	—	2,000,000	9.57%	9.57%

*	Less than 1%

(1)	Based on 1,437,500 Class A Ordinary Shares and 20,888,886 Class B Ordinary Shares issued and outstanding as of the date of this report.

(2)	The holders of Class A Ordinary Shares are entitled to one (1) vote for each Class A Ordinary Share held of record, and the holders of Class B Ordinary Shares are entitled to one hundred (100) votes for each Class B Ordinary Share held of record, and on all matters submitted to a vote of the shareholders. A total of 20,888,886 Class B Ordinary Shares representing total voting power of 2,088,888,600 votes are outstanding as of the date of this report.

(3)	Consists of 18,000,000 Class B Ordinary Shares beneficially owned by Swee Kheng Chua, our Chief Executive Officer and Director; 377,775 Class B Ordinary Shares beneficially owned by Ping Ping Lim, Swee Kheng Chua’s spouse; 14,815 Class B Ordinary Shares beneficially owned by Jia Wei Chua, Swee Kheng Chua’s son, who lives in the same household; and 2,000,000 Class B Ordinary Shares beneficially owned by Weilekai Investments Pte Ltd. Weilekai Investments Pte Ltd is a Singapore company, 50% owned by Swee Kheng Chua and 50% owned by Ping Ping Lim, Spouse of Swee Kheng Chua. Swee Kheng Chua is deemed to beneficially own the Class B Ordinary Shares owned by Weilekai Investments Pte Ltd and has sole voting and dispositive powers over its shares. Each of them received their respective shares on March 18, 2024.

(4)	Consists of 250,000 Class B Ordinary Shares beneficially owned by Terence Wing Khai Yap, our Director, which he received on March 18, 2024.

(5)	Consists of 46,296 Class B Ordinary Shares beneficially owned by Sze Yin Ong, our Chief Financial Officer, which she received on March 18, 2024.

(6)	Weilekai Investments Pte Ltd is a Singapore company, 50% owned by Swee Kheng Chua and 50% owned by Ping Ping Lim, Spouse of Swee Kheng Chua. Swee Kheng Chua is deemed to beneficially own the Class B Ordinary Shares owned by Weilekai Investments Pte Ltd and has sole voting and dispositive powers over its shares. Weilekai Investments Pte Ltd’s business address is 3 Ang Mo Kio Street 62 #01-49 LINK@AMK Singapore 569139. Weilekai Investments Pte Ltd received such shares on March 18, 2024.

See note 15 and 16 of the consolidated financial statements for historical changes in our shareholding.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

In addition to the compensation arrangements discussed under “Management,” the following is a description of the material terms of those transactions with related parties to which we are party and which we are required to disclose pursuant to the disclosure rules of the SEC.

The table below sets forth the major related parties and their relationships with our Company as of December 31, 2024:

Name of related parties	Relationship with the Company
Concorde Global I Pte Ltd	Controlled by Mr. Chua Swee Kheng and Lim Ping Ping

iMatrix Global Pte Ltd*	Mr. Chua Swee Kheng has significant influence over the company

Total Protection Solutions Pte Ltd*	Lim Ping Ping is a shareholder of Total Protection Solutions Pte Ltd until November 2023

Ping Ping, Lim*	Non-controlling shareholder and spouse of Mr. Chua Swee Kheng

Swee Kheng Chua*	Controlling shareholder and Chief Executive Officer

Jia Wei Chua**	Son of Mr. Chua Swee Kheng, Keyman to Concorde Security Pte. Ltd.

Concorde International Group Pte Ltd	Subsidiary of Concorde International Group Ltd

Concorde i-FAST USA Inc.	Subsidiary of Concorde International Group Ltd

Concorde Security Pte Ltd	Subsidiary of Concorde International Group Pte Ltd

Concorde Security Sdn Bhd	Subsidiary of Concorde International Group Pte Ltd

Concorde Security Limited	Subsidiary of Concorde International Group Pte Ltd

Concorde Asia Pte Ltd	Subsidiary of Concorde International Group Pte Ltd

Berjaya Academy Pte Ltd	Subsidiary of Concorde International Group Pte Ltd

Directors and the key management	Key Management**

*	These are the related parties that have engaged in significant transactions with the Company for the years ended December 31, 2024, 2023 and 2022.

**	Below table listed the key management personnels for the fiscal years ended December 31, 2024, 2023 and 2022.

Key management personnel compensation during the period from January 1, 2025 to the date of this report and fiscal years ended December 31, 2024, 2023 and 2022 is as follows:

	January 1,	Year Ended December 31,
	2025 to date (Unaudited)	2024 (Audited)	2023 (Audited)	2022 (Audited)
	$	$	$	$
Swee Kheng Chua	71,368	260,306	70,725	212,047
Sharifah Noriati Binte Said Omar*	15,618	62,810	21,983	34,632
Ping Ping Lim**	56,285	225,435	88,193	157,119
Terence Wing Khai Yap	39,176	264,454	86,098	—
Sze Yin Ong	20,598	81,921	52,191	—
Jia Wei Chua***	20,825	83,746	—	—
Total compensation	223,872	978,672	319,190	403,798

*	Ms. Sharifah Noriati Binte Said Omar serves as a nominee director at Berjaya Academy Pte Ltd, our 70% owned subsidiary, as well as Concorde Security Pte Ltd (Singapore), our 96.81% owned subsidiary, and Concorde Asia Pte Ltd (Singapore), our 70% owned subsidiary.

**	Ping Ping Lim, Swee Kheng Chua’s spouse.

***	Jia Wei Chua, Swee Kheng Chua’s son.

On March 18, 2024, 20,788,886 Class B Ordinary Shares were issued to members of our Board, executive officers or their affiliates and existing shareholders as part of the share-based compensation plan, with the fair value recognized through comprehensive loss. The shares issued to each of them were fair valued at $4 per share (Refer to Note 16 for details).

The following schedule describes the related party transactions during period from January 1, 2025 to the date of this report and fiscal years ended December 31, 2024 and 2023:

		Year Ended December 31,
	January 1, 2025 to date (Unaudited)	2024 (Audited)	2023 (Audited)
	$	$	$
Concorde Global I Pte Ltd	—	—	15,168
Total Protection Pte Ltd	530,964	553,184	753,976
Advance from supplier – Total Protection Solutions Pte Ltd	—	323,514	—
Swee Kheng Chua	—	4,616	75,838
Total amount due from related parties	530,964	881,314	844,982
Included in Trade Receivables
Concorde Global I Pte Ltd	10,599	10,448	10,779
iMatrix Global Pte Ltd	6,192	6,105	6,297
Total Protection Solutions	4,703	4,610	4,757
	21,494	21,663	21,833

The following schedule describes the amount due to related parties during the period from January 1, 2025 to the date of this report and fiscal years ended December 31, 2024 and 2023:

	January 1,	December 31,
	2025 to date (Unaudited)	2024 (Audited)	2023 (Audited)
	$	$	$
Total Protection Pte Ltd (included in Trade Payable)	-	-	517,383
Swee Kheng Chua	208,234	221,556	405,632

The following schedule describes the related party transactions during the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
	2024 (Audited)	2023 (Audited)	2022 (Audited)
	$	$	$
Subcontracting costs
Total Protection Solution Pte Ltd	2,667,045	2,504,458	1,668,048
iMatrix Global Pte Ltd	—	16,403	150,305
Total subcontracting costs	2,667,045	2,520,861	1,818,353

Expenses paid on behalf – Chua Swee Kheng	4,695	-	-
Interest income – Total Protection Solution Pte Ltd	33,285	29,853	-
Loan repayment (given), net - Total Protection Solution Pte Ltd	185,407	71,449	(912,089)

Employment and Indemnification Agreements

See “Management — Employment and Indemnification Agreements.”

Compensation of Directors and Officers

See “Management — Compensation of Directors and Officers.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. See Item 18 “Financial Statements.”

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are currently not party to any material legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

Concorde International is a holding company incorporated in the British Virgin Islands, and it relies principally on dividends from its Singapore subsidiaries for its cash requirements, including any payment of dividends to its shareholders. Singapore regulations may restrict the ability of our Singapore subsidiaries to pay dividends to Concorde International.

We have never declared or paid cash dividends on our Class A Ordinary Shares. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our Class A Ordinary Shares in the near future. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our Class A Ordinary Shares. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. See also “Risk Factors — Risks Related to This Offering and Ownership of Our Class A Ordinary Shares — We do not expect to declare or pay dividends in the foreseeable future.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, no significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Class A ordinary shares have been listed and started trading on the Nasdaq Capital Market since April 22, 2025.

B. Plan of Distribution

Not applicable.

C. Markets

See our disclosures above under “A. Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a BVI business company, and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the BVI Act. We were incorporated under the laws of the British Virgin Islands on May 2, 2023. The original authorized share capital of our Company was $50,000 divided into 50,000 Ordinary Shares, par value $1 per share with 1 share issued and outstanding at incorporation.

On November 1, 2023, 100,000 shares were transferred from Sharifah Noriati Binte Said Omar to Concorde International Group Pte Ltd (Singapore) at $1 Singapore Dollar. The shares were held by Sharifah Noriati Binte Said Omar in representative capacity of Swee Kheng Chua.

On March 14, 2024, we sub-divided, re-designated and reclassified the 50,000 authorized shares as below:

(i)	50,000 authorized shares were sub-divided to 5,000,000,000 shares of a single class each with a par value of US$0.00001.

(ii)	4,650,000,000 shares of US$0.00001 each was cancelled to reduce the number of shares to 350,000,000 shares of a single class each with a par value of US$0.00001.

(iii)	The 100,000,000 of such authorized shares with a par value of US$0.00001 each, including the 100,000 then issued shares of the Company, held by Swee Kheng Chua, were re-designated and re-classified as 100,000,000 Class B Ordinary Shares with a par value of US$0.00001 each, while the remaining 250,000,000 authorized shares with a par value of US$0.00001 each, none of which were then issued, were re-designated and re-classified as 250,000,000 Class A Ordinary Shares with a par value of US$0.00001 each.

As of the date of this report, we are authorized to issue up to a maximum of 350,000,000 ordinary shares of a single class with a par value of US$0.00001 each comprising (i) 250,000,000 Class A Ordinary Shares with a par value of US$0.00001 each (“Class A Ordinary Shares”); and (b) 100,000,000 Class B Ordinary Shares with a par value US$0.00001 each (“Class B Ordinary Shares”, together with Class A Ordinary Shares, “Ordinary Shares”). As of December 31, 2024, there were zero Class A Ordinary Shares and 20,888,886 Class B Ordinary Shares were issued and outstanding. As of the date of this report, we have 1,437,500 Class A Ordinary Shares and 20,888,886 Class B Ordinary Shares are issued and outstanding.

All of our shares issued and outstanding as of the date of this report are fully paid.

We are a “controlled company” as defined in Nasdaq listing rules because more than 50% of our voting power are held by Mr. Swee Kheng Chua, our Chief Executive Officer and Chairman of the Board. As a “controlled company,” we are exempt by Nasdaq listing rules from certain corporate governance requirements. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Capital Market. Controlled companies are exempt from the corporate governance rules of the Nasdaq Capital Market requiring that listed companies have (i) a majority of the board of directors consist of “independent” directors under the listing standards of the Nasdaq Capital Market, (ii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting the requirements of the Nasdaq Capital Market, and (iii) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of the Nasdaq Capital Market. We currently utilize and presently intend to continue to utilize these exemptions. As a result, we may not have a majority of independent directors, our nomination and corporate governance committee and compensation committee may not consist entirely of independent directors and such committees may not be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Capital Market. See “Risk Factors — Risks Relating to This Offering and Ownership of Our Class A Ordinary Shares — As a controlled company, we are not subject to all of the corporate governance rules of the Nasdaq Capital Market.”

We have adopted a second amended and restated memorandum of association (the “Memorandum”) and articles of association (the “Articles”), which replaced our amended and restated memorandum of association and articles of association in its entirety. The following are summaries of the material provisions of our Memorandum and Articles that are in force and the BVI Act, insofar as they relate to the material terms of our Ordinary Shares.

The following description of our Ordinary Shares and provisions of our Memorandum and Articles are summaries and are qualified by reference to the Memorandum and the Articles of association. Copies of these documents have been filed with the SEC as exhibits to this report.

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates evidencing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote with their Ordinary Shares. As of December 31, 2024, there were zero Class A Ordinary Shares and 20,888,886 Class B Ordinary Shares were issued and outstanding. As of the date of this report, we have 1,437,500 Class A Ordinary Shares and 20,888,886 Class B Ordinary Shares issued and outstanding.

Holders of our Class A Ordinary shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Other than in respect of voting and conversion, the Class A Ordinary Shares and the Class B Ordinary Shares carry equal rights and rank pari passu with one another, including the rights to dividends and other capital distribution.

Conversion

Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares or the transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise by a holder thereof to any person or entity which is neither ultimately controlled by Swee Kheng Chua (the “Founder”) nor another holder of Class B Ordinary Shares or an Affiliate (as defined in the Articles) of such another holder, all Class B Ordinary Shares held by a holder thereof shall be automatically and immediately converted into an equal number of Class A Ordinary Shares. Upon any sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person or entity which is neither ultimately controlled by the Founder nor another holder of Class B Ordinary Shares or an Affiliate (as defined in the Articles) of such another holder, all Class B Ordinary Shares held by a holder thereof shall be automatically and immediately converted into an equal number of Class A Ordinary Shares.

Distributions

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of Directors subject to the BVI Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called general meeting of the shareholders entitled to vote on such action or may be effected by a resolution in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Class A Ordinary Share which such shareholder holds and 100 votes for each Class B Ordinary Share which such shareholder holds. Holders of Class A Ordinary Shares and holders of Class B Ordinary Shares shall vote together as a single class, on all matters that require shareholders’ approval (other than in respect of separate general meetings of the holders of a class or series of shares).

Qualification

There is currently no shareholding qualification for directors.

Meetings

We must provide not less than seven days’ notice of all meetings of shareholders to those persons whose names appear as shareholders in the register of members on the date of the notice is given and are entitled to vote at the meeting. Our board of directors shall call a meeting of the shareholders upon the written request of shareholders holding at least 30% of voting rights. In addition, our board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver on his part.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50% of the votes of Ordinary Shares entitled to vote on the resolutions to be considered at the meeting. Such a quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day at the same time and place or to such other time and place as the board of directors may determine, and if shareholders representing not less than one-third of the votes of the Ordinary Shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board of directors is not present, then the shareholders present shall choose a shareholder to chair the meeting of shareholders. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman.

A corporation that is a shareholder shall be deemed for the purpose of our Memorandum and Articles to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

There are no provisions in the Articles of Association relating to the rights of minority shareholders in relation to fraud or oppression. However, certain remedies are available to shareholders of the Company under the BVI law as summarized below.

The BVI Companies Act contains various mechanisms to protect minority shareholders, including:

(i)	Restraining or Compliance Orders: if a company or a director of a company engages in, or proposes to engage in or has engaged in, conduct that contravenes the BVI Act or the company’s memorandum and articles of association, the court may, on the application of a member or a director of the company, make an order directing the company or its director to comply with, or restraining the company or director from engaging in conduct that contravenes, the BVI Act or the company’s memorandum and articles of association;

(ii)	Derivative Actions: the court may, on the application of a member of a company, grant leave to that member to:

(aa)	bring proceedings in the name and on behalf of that company; or

(bb)	intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company; and

(iii)	Unfair Prejudice Remedies: a member of a company who considers that the affairs of the company have been, are being or are likely to be, conducted in a manner that is, or any acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him, may apply to the court for an order and, if the court considers that it is just and equitable to do so, it may make such order as it thinks fit, including, without limitation, one or more of the following orders:

(aa)	in the case of a shareholder, requiring the company or any other person to acquire the shareholder’s shares;

(bb)	requiring the company or any other person to pay compensation to the member;

(cc)	regulating the future conduct of the company’s affairs;

(dd)	amending the memorandum or articles of association of the company;

(ee)	appointing a receiver of the company;

(ff)	appointing a liquidator of the company under section 159(1) of the Insolvency Act;

(gg)	directing the rectification of the records of the company; and

(hh)	setting aside any decision made or action taken by the company or its directors in breach of the BVI Companies Act or the company’s memorandum and articles of association.

(iv)	Personal and Representative Actions: a member can bring an action against the company for a breach of a duty owed by the company to member in his capacity as a member. Where a member brings such an action and other members have the same (or substantially the same) action against the company, the court may appoint the first member to represent all or some of the members having the same interest and may make an order:

(aa)	as to the control and conduct of the proceedings;

(bb)	as to the costs of the proceedings; and

(cc)	directing the distribution of any amount ordered to be paid by a defendant in the proceedings among the members represented.

The BVI Companies Act provides that any member of a company is entitled to payment of the fair value of their shares upon dissenting from any of the following:

(i)	a merger, if the company is a constituent company, unless the company is the surviving company, and the member continues to hold the same or similar shares;

(ii)	a consolidation, if the company is a constituent company;

(iii)	any sale, transfer, lease, exchange or other disposition of more than 50% of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including:

(aa)	a disposition pursuant to an order of the court having jurisdiction in the matter;

(bb)	a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one (1) year after the date of disposition; or

(cc)	a transfer pursuant to the power of the directors to transfer assets for the protection thereof;

(iv)	a redemption of 10% or less of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Companies Act; and

(v)	an arrangement, if permitted by the court.

Generally, any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the BVI or their individual rights as shareholders as established by the company’s memorandum and articles of association.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new Ordinary Shares under either BVI law or our Memorandum and Articles.

Transfer of Ordinary Shares

Subject to the restrictions in our Memorandum and Articles, the lock-up agreements with the representative of the underwriters described in “Shares Eligible for Future Sale — Lock-Up Agreements” and applicable securities laws, any of our shareholders may transfer all or any of his or her Ordinary Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any Ordinary Shares.

Liquidation

The BVI court has authority under the Insolvency Act of the BVI to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

A BVI company may enter into voluntary liquidation under the BVI Companies Act if it has no liabilities or is able to pay its debts as they fall due and the value of its assets equals or exceeds its liabilities.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least fourteen days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture. For the avoidance of doubt, if the issued shares have been fully paid in accordance with the terms of its issuance and subscription, the board of directors shall not have the right to make calls on such fully paid shares and such fully paid shares shall not be subject to forfeiture.

Purchase or redemption of Ordinary Shares

Subject to the provisions of the BVI Act, the board of directors may purchase, redeem or otherwise acquire and hold its own shares on such terms and in such manner as may be determined by our Memorandum and Articles and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the Nasdaq Capital Market, or by any recognized stock exchange on which our securities are listed.

Modification of rights

All or any of the special rights attached to any class of shares may, subject to the provisions of the BVI Act, be amended only pursuant to consent in writing of all the holders of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class.

To every such separate general meeting all the provisions of the Articles relating to general meetings of shareholders shall, mutatis mutandis, apply, but so that:

(a)	separate general meetings of the holders of a class or series of shares may be called only by (i) the chairman of the board of directors, or (ii) a majority of the entire board of directors (unless otherwise specifically provided by the terms of issue of the shares of such class or series);

(b)	the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons (or in the case of a shareholder being a corporation, its duly authorized representative) together holding or representing by proxy not less than one-third in nominal or par value of the issued shares of that class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those shareholders who are present shall form a quorum);

(c)	every holder of shares of the class shall be entitled (whether on show of hands or on a poll) to one vote for every such share held by him; and

(d)	any holder of shares of the class present in person or by proxy or authorized representative may demand a poll.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by a resolution of shareholders or resolution of our board of directors:

●	amend our Memorandum and Articles to increase or decrease the maximum number of shares we are authorized to issue;

●	subject to our Memorandum and Articles, sub-divide our authorized and issued shares into a larger number of shares than our existing number of shares; and

●	subject to our Memorandum and Articles, consolidate our authorized and issued shares into a smaller number of shares than our existing number of shares.

Untraceable shareholders

Our Memorandum and Articles contain no provision entitling us to sell the shares of a shareholder who is untraceable.

Inspection of books and records

Members of the general public, on a payment of a nominal fee, can inspect the public records of a company available at the office of the BVI Registrar of Corporate Affairs (the “Registrar”) which will include, inter alia, the company’s certificate of incorporation, its memorandum and articles of association (with any amendments) and the records of license fees paid to date.

A director of a BVI company may, on giving reasonable notice, inspect (and make copies of) the documents and records of a BVI company without charge and at a reasonable time specified by the director.

A member of a BVI company may, on giving written notice to a BVI company, inspect the company’s memorandum and articles of association, the register of members, the register of directors and the minutes of meetings and resolutions of members and of those classes of members of which he is a member.

Subject to any provision to the contrary in the company’s memorandum and articles of association, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. The directors shall, as soon as reasonably practicable, notify a member of any exercise of such powers. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

A company shall keep minutes of all meetings of directors, members, committees of directors and committees of members and copies of all resolutions consented to by directors, members, committees of directors and committees of members. The books, records and minutes required by the BVI Companies Act shall be kept at the office of the BVI registered agent of the company or at such other place as the directors determine. See “Where You Can Find More Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our Memorandum and Articles authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued Ordinary Shares, to the extent available, from time to time as our board of directors shall determine.

Certain BVI Company Considerations

Differences in Corporate Law

The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which are applicable to us and the companies incorporated in the state of Delaware and their shareholders.

Mergers and similar arrangements

Under the BVI Act, two or more BVI companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent BVI company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders. One or more BVI companies may also merge or consolidate with one or more companies incorporated under the laws of jurisdictions outside the BVI, if the merger or consolidation is permitted by the laws of the jurisdictions in which the companies incorporated outside the BVI are incorporated. In respect of such a merger or consolidation a BVI company is required to comply with the provisions of the BVI Act and a company incorporated outside the BVI is required to comply with the laws of its jurisdiction of incorporation.

Shareholders of BVI companies not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum association or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Under Delaware law each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding stock entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation.

Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the stockholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate.

Shareholders’ suits

The BVI Act provides for remedies which may be available to shareholders. Where a company incorporated under the BVI Act or any of its directors engages in, or proposes to engage in, conduct that contravenes the BVI Act or the company’s memorandum and articles of association, the BVI courts can issue a restraining or compliance order. Shareholders can also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for members’ remedies has also been incorporated into the BVI Act: where a shareholder of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the court for an order based on such conduct.

Any shareholder of a company may apply to court for the appointment of a liquidator of the company and the court may appoint a liquidator of the company if it is of the opinion that it is just and equitable to do so.

The BVI Act provides that any shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (a) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation, if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the shareholders in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a redemption of 10% or fewer of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and (e) an arrangement, if permitted by the court.

Indemnification of directors and executive officers and limitation of liability

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of directors, officers and any other person, except to the extent any such provision may be held by the court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime.) provided that the indemnified person acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the DGCL for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ fiduciary duties

BVI law provides that every director of a BVI company in exercising his powers or performing his duties shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, BVI law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes BVI law or the memorandum association or articles of association of the company.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Shareholder action by written consent

Our Memorandum and Articles provide that shareholders may approve corporate matters by way of a resolution approved at a duly constituted meeting of shareholders by the affirmative vote of a simple majority of the votes of those shareholders entitled to vote and voting on the resolution, subject to the Articles. Following the Company’s IPO, any action required or permitted to be taken by the shareholders of the Company must be effected by a meeting of the shareholders, such meeting to be duly convened and held in accordance with the Articles.

Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Shareholder proposals

BVI law and our Memorandum and Article provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested.

Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cumulative voting

There are no prohibitions to cumulative voting under the laws of the BVI, but our Memorandum and Articles do not provide for cumulative voting.

Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Our Articles provides that a director may be removed from office by a resolution of shareholders or by resolution of directors. A resolution for the removal of a director may only be passed at a meeting called for the purpose of removing the director or for purposes including the removal of the director or by a written resolution passed by at least seventy-five percent (75%) of the votes of the members or directors of the Company entitled to vote.

Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Transactions with interested shareholders

The DGCL contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

BVI law has no comparable provision. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. Although BVI law does not regulate transactions between a company and its significant shareholders, it does provide that transactions by the Company must be entered into bona fide in the best interests of the company and not with the effect of oppressing or constituting a fraud on the minority shareholders.

Dissolution; Winding Up

As permitted by BVI law and our Memorandum and Articles, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if we have no liabilities or we are able to pay our debts as they fall due and value of the Company’s assets equals or exceeds its liabilities.

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Under our Memorandum and Articles, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied pursuant to consent in writing of all the holders of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class.

To every such separate general meeting all the provisions of the Articles relating to general meetings of shareholders shall, mutatis mutandis, apply, but so that:

(a)	separate general meetings of the holders of a class or series of shares may be called only by (i) the chairman of the board of directors, or (ii) a majority of the entire board of directors (unless otherwise specifically provided by the terms of issue of the shares of such class or series):

(b)	the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons (or in the case of a shareholder being a corporation, its duly authorized representative) together holding or representing by proxy not less than one-third in nominal or par value of the issued shares of that class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those shareholders who are present shall form a quorum);

(c)	every holder of shares of the class shall be entitled (whether on show of hands or on a poll) to one vote for every such share held by him; and

(d)	any holder of shares of the class present in person or by proxy or authorized representative may demand a poll.

Amendment of governing documents

As permitted by BVI law, our Memorandum and Articles may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations,” Item 7 “Major Shareholders and Related Party Transactions,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this annual report.

D. Exchange Controls

British Virgin Islands Exchange Controls

The Company is free to acquire, hold and sell foreign currency and securities without restriction. There is no exchange control legislation under British Virgin Islands law and accordingly there are no exchange control regulations imposed under British Virgin Islands law that would prevent the Company from paying dividends to shareholders in any particular currency, and all such dividends may be freely transferred out of the British Virgin Islands, clear of any income or other tax of the British Virgin Islands imposed by withholding or otherwise without the necessity of obtaining any consent of any government or authority of the British Virgin Islands.

Singapore Exchange Controls

Singapore currently has no exchange control regulations or currency restrictions.

E. Taxation

BVI Taxation

As Concorde International is incorporated under the BVI Act, it is exempt from all provisions of the Income Tax Act (as amended) of the British Virgin Islands (including with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by Concorde International to persons who are not persons resident in the British Virgin Islands).

Capital gains realized with respect to any shares, debt obligations or other securities of Concorde International by persons who are not persons resident in the British Virgin Islands are also exempt from all provisions of the Income Tax Act (as amended) of the British Virgin Islands.

No estate, inheritance, succession or gift tax is payable by persons who are not persons resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of Concorde International, save for interest payable to or for the benefit of an individual resident in the European Union.

U.S. Federal Income Taxation Considerations

The following discussion describes the material U.S. federal income tax consequences applicable to the ownership and disposition of our Class A Ordinary Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our Class A Ordinary Shares and hold such Class A Ordinary Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold our Class A Ordinary Shares as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, persons subject to special tax accounting rules under Section 451(b) of the Code, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A Ordinary Shares, the U.S. federal income tax consequences relating to an investment in our Class A Ordinary Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our Class A Ordinary Shares. Persons considering an investment in our Class A Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them that may result from the purchase, ownership and disposition of our Class A Ordinary Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income” or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although we do not believe that we were a PFIC for the year ending December 31, 2024, our determination is based on an interpretation of complex provisions of the law, which are not addressed in a significant number of administrative pronouncements or rulings by the Internal Revenue Service, or IRS. Accordingly, there can be no assurance that our conclusions regarding our status as a PFIC for the 2024 taxable year will not be challenged by the IRS and, if challenged, upheld in appropriate proceedings. In addition, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. Because we may continue to hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our Class A Ordinary Shares, which may fluctuate considerably, we may be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a particular taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis.

If we are a PFIC in any taxable year during which a U.S. Holder owns our Class A Ordinary Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Class A Ordinary Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of our Class A Ordinary Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Class A Ordinary Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds our Class A Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Class A Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell our Class A Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Class A Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Class A Ordinary Shares if such U.S. Holder makes a valid “mark-to-market” election for our Class A Ordinary Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock”.

Our Class A Ordinary Shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our Class A Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Class A Ordinary Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such our Class A Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Class A Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our Class A Ordinary Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to our Class A Ordinary Shares for any taxable year during which we are not a PFIC but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future, notwithstanding the U.S. Holder’s mark-to-market election for our Class A Ordinary Shares.

The tax consequences that would apply if we were a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. At this time, we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election. Consequently, prospective investors should assume that a QEF election will not be available.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of our potential PFIC status on the purchase, ownership and disposition of our Class A Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to our Class A Ordinary Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the Class A Ordinary Shares under the PFIC rules.

Distributions

Subject to the discussion above under “— Passive Foreign Investment Company Consequences”, a U.S. Holder that receives a distribution with respect to our Class A Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder in our Class A Ordinary Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder in our Class A Ordinary Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on our Class A Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by a “qualified foreign corporation” are eligible for taxation for certain non-corporate U.S. Holders at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “— Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and the reduced capital gains tax rate described above will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends in light of its particular circumstances.

A non-United States corporation (other than a corporation classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of the Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of our Class A Ordinary Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences”, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our Class A Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in our Class A Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for noncorporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, our Class A Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed as ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Class A Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Net Investment Income Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Class A Ordinary Shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this net investment income tax to your income and gains resulting your investment in our Class A Ordinary Shares.

Information Reporting

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Class A Ordinary Shares, including, among others, IRS Form 8938, Statement of Specified Foreign Financial Assets. As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our Class A Ordinary Shares may be required to file IRS Form 926, Return by a U.S. Transferor of Property to a Foreign Corporation reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

U.S. Holders should consult their own tax advisors regarding the information reporting rules.

Certain Singapore Taxation Considerations

The following summary is not intended to be or to be regarded as tax advice to any investors, and investors should consult their own professional tax advisors regarding the Singapore tax matters.

Corporate Income Tax

A company is regarded as a tax resident in Singapore if the control and management of its business is exercised in Singapore. “Control and management” is defined as the making of decisions on strategic matters, such as those concerning the company’s policy and strategy. Generally, the location of a company’s board of directors’ meetings where strategic decisions are made determines where the control and management of that company is exercised. However, under certain scenarios, holding board meetings in Singapore may not be sufficient and other factors will be considered to determine if the control and management of the business is indeed exercised in Singapore.

A Singapore tax resident corporate taxpayer is subject to Singapore income tax on:

(a)	income accruing in or derived from Singapore; or

(b)	income derived from outside Singapore (i.e. foreign-sourced income) which is received or deemed received in Singapore, unless otherwise exempted. A non-Singapore tax resident corporate taxpayer is liable to Singapore income tax on income accruing in or derived from Singapore.

A non-Singapore tax resident corporate taxpayer is also liable to Singapore income tax on income derived from outside Singapore which is received or deemed to have been received in Singapore but generally only where such taxpayer is considered to be operating in or from Singapore.

Foreign-sourced income is deemed to be received in Singapore when it is:

(a)	remitted to, transmitted or brought into Singapore;

(b)	used to pay off any debt incurred in respect of a trade or business carried on in Singapore; or

(c)	used to purchase any movable property brought into Singapore.

Foreign-sourced income in the form of branch profits, dividends and service fee income (“specified foreign income”) received or deemed received in Singapore by a Singapore tax resident company are exempted from Singapore tax provided that the following qualifying conditions are met:

(a)	such income is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which such income is received;

(b)	at the time such income is received in Singapore by the person resident in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which such income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is at least 15.0%; and

(c)	the Comptroller of Income Tax (the “Comptroller”) is satisfied that the tax exemption would be beneficial to the person resident in Singapore who is receiving or deemed to be receiving the specified foreign income.

The prevailing corporate income tax rate in Singapore is 17.0% with the first S$200,000 of chargeable income of a company being partially exempt from tax as follows:

(a)	75.0% of the first S$10,000 of chargeable income; and

(b)	50.0% of the next S$190,000 of chargeable income.

New companies will also, subject to certain conditions and exceptions, be eligible for tax exemption for each of the company’s first three (3) years of assessment as follows:

(a)	75.0% of the first S$100,000 of chargeable income; and

(b)	50.0% of the next S$100,000 of chargeable income.

The remaining chargeable income (after the tax exemption scheme for new companies or the partial tax exemption scheme for companies) will be fully taxable at the prevailing corporate tax rate. For the year of assessment 2024, companies will receive a 50% corporate income tax rebate capped at S$40,000. For companies which employed at least one local employee in 2023 will receive a cash payout of at least S$2,000. The maximum total benefits of the corporate income tax rebate and the cash payout that a company may receive is capped at S$40,000.

Dividend Distributions

All Singapore-tax resident companies are currently under the one-tier corporate tax system, or one-tier system.

Under the one-tier system, the income tax paid by a tax resident company is a final tax and its distributable profits can be distributed to shareholders as tax exempt (one-tier) dividends. Such dividends are tax exempt in the hands of a shareholder, regardless of the tax residence status, shareholding level or legal form of the shareholder.

Accordingly, dividends received in respect of the ordinary shares of a Singapore-tax resident company by either a resident or non-resident of Singapore are not subject to Singapore income tax (whether by withholding or otherwise).

Foreign shareholders are advised to consult their own tax advisers to take into account the tax laws of their respective countries of residence and the existence of any agreement for the avoidance of double taxation which their country of residence may have with Singapore.

Gains on Disposal of Shares

Singapore does not currently impose tax on capital gains. Gains arising from the disposal of the shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which may be regarded as the carrying on of a trade or business in Singapore. Such gains may also be considered income in nature, even if they do not arise from an activity in the ordinary course of trade or business or an ordinary incident of some other business activity, if the shares were purchased with the intention or purpose of making a profit by sale rather than holding for long-term investment purposes in Singapore. Conversely, gains from disposition of the shares in Singapore, if considered as capital gains rather than income by the Inland Revenue Authority of Singapore (“IRAS”), are not taxable in Singapore.

There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. The characterization of gains arising from the sale of our shares will depend primarily on the facts and circumstances (commonly referred to as the “badges of trade”) of each shareholder.

Subject to specified exceptions, Section 13W of the Income Tax Act 1947 (“SITA”) provides for certainty on the non-taxability of gains derived by a corporate taxpayer from the disposal of ordinary shares during the period from June 1, 2012 to December 31, 2027 (both dates inclusive) where:

●	the divesting company had legally and beneficially held a minimum shareholding of 20% of the ordinary shares of the company whose shares are being disposed; and

●	the divesting company had maintained the minimum 20% shareholding for a continuous period of at least 24 months immediately prior to the disposal.

The exemption prescribed under Section 13W of the SITA is not applicable under the following scenarios:

(a)	the disposal(s) of shares the gains or profits of which are included as part of the income of an insurer company;

(b)	the disposal of shares before 1 June 2022 in a company that is:

(i)	is in the business of trading Singapore immovable properties; or

(ii)	principally carries on the activity of holding Singapore immovable properties, other than property development, where the shares are not listed on a stock exchange in Singapore or elsewhere;

(c)	the disposal of shares on or after 1 June 2022 not listed on a stock exchange in Singapore or elsewhere, being shares in a company that the Comptroller is satisfied:

(i)	is in the business of trading immovable properties situated whether in Singapore or elsewhere;

(ii)	principally carries on the activity of holding immovable properties situated whether in Singapore or elsewhere; or

(iii)	has undertaken property development in Singapore or elsewhere, except where:

(A)	the immovable property developed is used by the company to carry on its trade or business (including the business of letting immovable properties), not being a business mentioned in sub-paragraph (i); and

(B)	the company did not undertake any property development in Singapore or elsewhere for a period of at least 60 consecutive months before the disposal of shares; or

(d)	the disposal(s) of shares by a partnership, limited partnership and limited liability partnership, one or more of the partners of which is a company or are companies.

Shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 — Financial Instruments: Recognition and Measurement, or SFRS(I) 1-39; the Singapore Financial Reporting Standard 109 — Financial Instruments, or FRS 109; or the Singapore Financial Reporting Standard (International) 9 — Financial Instruments, or SFRS(I) 9, may for the purposes of Singapore income tax be required to recognize gains or losses in respect of financial instruments (not being gains or losses in the nature of capital) in accordance with SFRS(I) 1-39, FRS 109 or SFRS(I) 9 (as the case may be) (as modified by the applicable provisions of Singapore income tax law) even where no sale or disposal of the shares is made.

Shareholders who may be subject to the above-mentioned tax treatments, including under Sections 34A or 34AA of the SITA, should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of the shares.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN CLASS A ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed this annual report on Form 20-F with the SEC under the Exchange Act. Statements made in this report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC, including this report, may be viewed from the SEC’s Internet site at http://www.sec.gov. In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

The reporting currency of the Company is the U.S. dollar (“USD”). The functional currency of CGPL, CSPL, BAPL and CAPL is the SGD. The functional currency of CIGL and CiF is the U.S. dollar (“USD). The functional currency of CSSB is Malaysia Ringgit (“MYR”). The functional currency of CSL is Great Britain Pound(“GBP”).

For the subsidiaries whose functional currency is the MYR and GBP dollar, profit or loss and other comprehensive income and cash flows are translated at the average exchange rates during the reporting periods, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the statements of financial position. Translation adjustments resulting from the process of translating the local currency financial statements into USD are included in comprehensive income/loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the consolidated statement of financial position’s date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in profit or loss as incurred.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

We do not have any American Depositary Shares.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Securities Holders

There have been no material modifications to the rights of our security holders.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File Number 333- 281799) (the “F-1 Registration Statement”) in relation to our initial public offering of $5,750,000 Class A Ordinary Shares.

For the period since we closed our initial public offering to the date of this annual report, our reasonable estimate of the uses of the proceeds from the IPO is approximately $1 million for working capital and general corporate purposes.

There has not been any material change in the planned use of proceeds from the initial public offering as described in the prospectus filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act on December 17, 2024.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls include, without limitation, controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to management, including principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act, as of December 31, 2024. Based on that evaluation, our management, including our chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were ineffective as of December 31, 2024 due to the material weakness in internal control over financial reporting identified below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024, due to a material weakness identified in our internal control over financial reporting as described below:

●	Lack of proper segregation of duties over the execution and approval of journal entries and financial processes;

●	Lack of proper training of the accounting staff to ensure consistent application of IFRS as well as compliance with related financial reporting guidelines; and

●	Ineffective design of review controls regarding both routine accounting processes and accounting treatments for complex transactions to ensure that accounting transactions are properly recognized and measured in the consolidated financial statements.

To remediate our identified material weakness, we have implemented and will continuously use the following measures to improve our internal control over financial reporting, including i) hiring more qualified staff to fill up the key roles in the operations; ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and iii) appointing independent directors, establishing an audit committee and strengthening corporate governance.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that M. Thia is the “Audit Committee Financial Expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and also meets NASDAQ’s financial sophistication requirements. He is an “independent director” as defined by the rules and regulations of NASDAQ.

ITEM 16B. CODE OF ETHICS

Our code of conduct and business ethics conforms to the rules and regulations of NASDAQ. The code of conduct and business ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of conduct and business ethics has been filed as an exhibit to our Registration Statement on Form F-1, File No. 333-281799, filed on August 27, 2024, as amended. The Company will provide any person a copy of its code of ethics, without charge, upon request. Such request should be addressed to the Company at 3 Ang Mo Kio Street 62, #01-49 LINK@AMK Singapore 569139.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Kreit & Chiu CPA LLP, our independent registered public accounting firm, for the periods indicated.

	Fiscal Years Ended December 31,
	2024	2023	2022
Audit Fees (1)	$312,000	$183,750	$312,772
Audit-related Fees	-	-	-
Tax Fees	-	-	-
TOTAL	$312,000	$183,750	$312,772

(1)	“Audit Fees” consisted of the aggregate fees billed or to be billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements in each of the fiscal years.

Our Board of Directors pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Board of Directors prior to the completion of the audit). The percentage of services provided for which we paid audit-related fees, tax fees, or other fees that were approved by our Board of Directors pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X promulgated by the SEC was 100%.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the period covered by this Annual Report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are incorporated in the British Virgin Islands and our corporate governance practices are governed by applicable laws of the British Virgin and our memorandum and articles of association. In addition, because our Class A ordinary shares are listed on the Nasdaq Stock Market, or Nasdaq, we are subject to Nasdaq’s corporate governance requirements.

For the fiscal year ended December 31, 2024 and as of the date of this report, we are a “controlled company” within the meaning of the Nasdaq Listing Rules, where more than 50% of the voting power of our securities for the election of directors was held by an individual, group or another company and, as a result, qualified for and relied on exemptions from certain Nasdaq corporate governance requirements, including, without limitation (i) the requirement that to hold an annual meeting of shareholders no later than one year after the end of its fiscal year; (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating and corporate governance committee comprised solely of independent directors. Since we relied on the “controlled company” exemption, we were not required to have either a compensation committee or a nominating and corporate governance committee composed solely of independent directors.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We are committed to compliance with laws and regulations and to financial integrity. We have adopted an insider trading policy that governs the purchase, sale and other dispositions of our securities by directors, management and employees that is reasonably designed to promote compliance with applicable trading laws, rules and regulations and listing standards. A copy of the policy is included as Exhibit 11.2 to this annual report on Form 20-F.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and risk identification. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, continuous testing of aspects of our security posture internally and with outside vendors, a robust incident response program and regular cybersecurity awareness training for employees. Our IT department regularly monitors the performance of our website, platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

We are committed to appropriate cybersecurity governance and oversight.

Our board of directors has oversight of our strategic and business risk management, including cybersecurity risk management. Our board of directors is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which we are exposed and to implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. Management is responsible for identifying, assessing, and managing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures, maintaining cybersecurity policies and procedures, and providing regular reports to our board of directors.

For additional information on our cybersecurity risks, please see Item 1A “Risk Factors.”

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Concorde International Group Ltd, adopted on May 2, 2023 (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 filed on August 27, 2024)
1.2	Second Amended and Restated Memorandum and Articles of Association of Concorde International Group Ltd, adopted on March 14, 2024 (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-1 filed on August 27, 2024)
2.1*	Description of Rights of Class A Ordinary Shares Registered Pursuant to Section 12 of the Exchange Act as of December 31, 2024
4.1†

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 filed on August 27, 2024)

4.2†	Form of Independent Director Agreement between the Registrant and its independent directors (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 filed on August 27, 2024)
4.3†	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.3 to the Amendment No.1 to Form F-1 filed on September 18, 2024)
4.4	U.S. $1,000,000 Convertible Promissory Note between Softbank Robotics Singapore Pte Ltd and Concorde International Group Ltd, dated June 10, 2024 (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed on August 27, 2024)
4.5	Securities Purchase Agreement between Softbank Robotics Singapore Pte Ltd and Concorde International Group Ltd, dated June 10, 2024 (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 filed on August 27, 2024)
4.6	Form of Concorde International Group Ltd 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 filed on August 27, 2024)
4.7	Form of Share Option Agreement (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 filed on August 27, 2024)
4.8	Form of Restricted Share Award Agreement (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 filed on August 27, 2024)
4.9	Form of Restricted Share Units Award Agreement (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 filed on August 27, 2024)
4.10	SGD1.5 million Loan Agreement between Concorde Security Pte Ltd and Oversea-Chinese Banking Corporation Limited (OCBC) dated May 28, 2024 (incorporated by reference to Exhibit 10.10 to the Amendment No.2 to Form F-1 filed on November 5, 2024)
4.11	Call Option Agreement between Concorde Security Pte. Ltd and OCBC dated June 25, 2024 (incorporated by reference to Exhibit 10.11 to the Amendment No.2 to Form F-1 filed on November 5, 2024)
4.12	SGD500,000 Loan Agreement between Concorde Security Pte Ltd and OCBC dated June 14, 2024 (incorporated by reference to Exhibit 10.12 to the Amendment No.2 to Form F-1 filed on November 5, 2024)
4.13	Lease Agreement between Concorde Security Pte Ltd and the Housing Development Board for the premises at 808 Kitchener Road, dated October 04, 2024 (incorporated by reference to Exhibit 10.13 to the Amendment No.3 to Form F-1 filed on November 26, 2024)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Amendment No.1 to Form F-1 filed on September 18, 2024)
11.1	Code of Ethics of the registrant (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-1 filed on August 27, 2024)
11.2*	Insider Trading Policy of the registrant
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1**	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy (incorporated by reference to Exhibit 99.5 to the Amendment No.1 to Registration Statement on Form F-1 filed on September 18, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith
†	Executive compensation plan or arrangement

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONCORDE INTERNATIONAL GROUP LTD

By:	/s/ Swee Kheng Chua
Name:	Swee Kheng Chua
Title:	Chief Executive Officer and Chairman

Date: May 15, 2025

CONCORDE INTERNATIONAL GROUP LTD

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2024, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Concorde International Group Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Concorde International Group Ltd. (the “Company”) as of December 31, 2024, and 2023, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These consolidated financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kreit and Chiu CPA LLP

We have served as the Company’s auditor since 2023.

New York, NY

May 15, 2025

CONCORDE INTERNATIONAL GROUP LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2024 AND 2023

		2024	2023
	Note	USD	USD
Assets
Non-current assets:
Property and equipment, net	5	3,720,807	2,904,413
Right-of-use asset, net	6	322,332	177,429
Intangible assets, net	7	9,325	65,396
Other financial assets	8	393,019	-
Deferred offering cost		449,110	116,022
Total non-current assets		4,894,593	3,263,260

Current assets:
Trade and other receivables	9	3,825,146	3,485,364
Amount due from related parties	9	553,184	844,982
Cash and cash equivalents	10	1,000,284	956,975
Total current assets		5,378,614	5,287,321
Total assets		10,273,207	8,550,581

Equity and liabilities
Equity
Share capital	15	209	1
Merger reserves		2,336,848	2,336,848
Other reserves		83,085,159	50,739
(Accumulated deficit)/Retained earnings		(83,313,648)	177,649
Equity attributable to equity holders of the parent company		2,108,568	2,565,237
Non-controlling interests		151,629	137,339
Total equity		2,260,197	2,702,576

Liabilities
Non-current liabilities:
Lease liabilities, net of current portion	6	170,724	90,082
Long-term debt	11	2,906,113	2,109,538
Deferred tax liabilities	13	182,096	133,488
Other financial liabilities	12	173,551	-
Total non-current liabilities		3,432,484	2,333,108

Current liabilities:
Trade and other payables	14	1,091,188	1,186,334
Amount due to related parties	14	216,940	405,632
Tax payable		60,282	-
Lease liabilities	6	89,438	59,821
Current maturities of long-term debt	11	3,122,678	1,863,110
Total current liabilities		4,580,526	3,514,897
Total liabilities		8,013,010	5,848,005
Total equity and liabilities		10,273,207	8,550,581

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDE INTERNATIONAL GROUP LTD.
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE (LOSS)/INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024, 2023 and 2022

		2024	2023	2022
	Note	USD	USD	USD
Revenue	18	10,490,668	10,655,993	5,006,345
Cost of revenue (exclusive of depreciation and amortization expenses shown separately below)		(6,875,141)	(7,662,024)	(3,648,637)
		3,615,527	2,993,969	1,357,708

Other income	22	501,660	236,911	205,201
Depreciation and amortization expenses		(279,543)	(329,836)	(389,449)
Employee benefit expenses	20	(2,151,970)	(1,311,345)	(912,772)
Other expenses	21	(1,819,903)	(314,639)	(989,635)
Share-based compensation	16	(83,155,336)	-	-
Finance costs	23	(218,630)	(149,626)	(75,033)

(Loss) /Profit before tax		(83,508,195)	1,125,434	(803,980)
Income tax expense	19	(114,902)	(131,240)	-
(Loss) /Profit for the year		(83,623,097)	994,194	(803,980)

Other comprehensive (loss)/income
Other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods (net of tax):
Foreign currency translation		(106,213)	26,610	46,459

Total comprehensive (loss)/income for the year, net of tax		(83,729,310)	1,020,804	(757,521)

(Loss) /Profit for the year attributable to:
Equity holders of the parent company		(83,637,387)	960,686	(783,037)
Non-controlling interests		14,290	33,508	(20,943)
		(83,623,097)	994,194	(803,980)

Total comprehensive (loss)/income for the year attributable to:
Equity holders of the parent company		(83,743,600)	987,296	(736,578)
Non-controlling interests		14,290	33,508	(20,943)
		(83,729,310)	1,020,804	(757,521)

(Loss)/Earnings per share
Basic	17	(5.08)	9.61	(7.83)
Diluted	17	(5.08)	9.61	(7.83)

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDE INTERNATIONAL GROUP LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024, 2023 and 2022

	Share capital	Merger reserve	Other reserve	Foreign currency translation reserve	(Accumulated Deficit)/ Retained earnings	Equity attributable to owners of the parent	Non- controlling interests	Total equity
	USD	USD	USD	USD	USD	USD	USD	USD
Balance as at January 1, 2022	-	2,336,848	-	(5,035)	-	2,331,813	124,774	2,456,587
Loss for the year	-	-	-	-	(783,037)	(773,037)	(20,943)	(803,980)
Other comprehensive income	-	-	-	46,459	-	46,459	-	46,459
Total comprehensive (loss)/income	-	-	-	41,424	(783,037)	(736,578)	(20,943)	(757,521)

Transactions with equity holders:	-	-		-	-	-	-	-
Capital distribution	-	-	(88,744)			(88,744)	-	(88,744)
Issuance of new shares	1	-	-	-	-	1	-	1
Balance as at December 31, 2022	1	2,336,848	(88,744)	41,424	(783,037)	1,506,492	103,831	1,610,323

Profit for the year	-	-	-	-	960,686	960,686	33,508	994,194
Other comprehensive income	-	-	-	26,610	-	26,610	-	26,610
Total comprehensive income	-	-	-	26,610	960,686	987,296	33,508	1,020,804

Transactions with equity holders:
Capital distribution	-	-	71,449	-	-	71,449	-	71,449
Balance as at December 31, 2023	1	2,336,848	(17,295)	68,034	177,649	2,565,237	137,339	2,702,576

Prior period adjustment	-	-	-		146,090	146,090	-	146,090
(Loss)/profit for the year	-	-	-	-	(83,637,387)	(83,637,387)	14,290	(83,623,097)
Other comprehensive loss	-	-	-	(106,213)	-	(106,213)	-	(106,213)
Total comprehensive loss	-	-	-	(1,062,133)	(83,637,387)	(83,743,600)	14,290	(83,729,310)

Transactions with equity holders:
Capital distribution	-	-	(14,703)	-	-	(14,703)	-	(14,703)
Issuance of new shares	208	-	-	-	-	208	-	208
Share-based compensation		-	83,155,336	-	-	83,155,336	-	83,155,336
Balance as at December 31, 2024	209	2,336,848	83,123,338	(38,179)	(83,313,648)	2,108,568	151,629	2,260,197

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDE INTERNATIONAL GROUP LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024, 2023 and 2022

	2024	2023	2022
	USD	USD	USD
Cash flows from operating activities
(Loss)/Profit before tax	(83,508,195)	1,125,434	(803,980)

Adjustments for:
Depreciation of property and equipment	149,895	188,969	292,044
Depreciation of right-of-use assets	74,662	48,134	18,932
Amortization of intangible assets	54,986	92,734	78,473
Interest expense	218,630	149,626	75,033
Interest income	(35,940)	(29,853)	(48,405)
Amount due from related party written off	2,131	-	233,497
Share-based compensation	83,155,336	-	-
Expected credit loss provision	562,755	-	-
Fair value adjustment	117,973	-	-
Operating cash flows before movements in working capital	792,233	1,575,044	(154,406)

Change in working capital:
Decrease in trade and other receivables	(892,894)	(930,482)	(1,537,479)
Increase in trade and other payables	(446,240)	190,338	661,281
Decrease in amount due to related parties	(17,286)	(43,956)	99,576
Cash used in operations	(564,187)	790,944	(931,028)
Net cash (used in)/provided by operating activities	(564,187)	790,944	(931,028)

Cash flows from investing activities
Purchase of property and equipment	(1,052,484)	(407,203)	-
Premium paid for purchase of keyman insurance	(85,913)	-	-
Proceeds from disposal of property and equipment	-	30,942	-
Acquired intangible asset	-	(4,819)	-
Loan repaid from / (to) related parties	185,407	71,449	(912,089)
Net cash used in investing activities	(952,990)	(309,631)	(912,089)

Cash flows from financing activities
Proceeds from issuance of shares	208	-	-
Payment of deferred offering cost	(333,088)	-	-
Proceeds from borrowings	3,259,062	2,036,696	1,116,450
Repayment of borrowings	(1,255,766)	(1,984,699)	(493,431)
Repayment of lease liabilities	(80,581)	(51,050)	(20,096)
Net cash provided by financing activities	1,589,835	947	602,923

Net (decrease)/increase in cash and cash equivalents	72,658	482,260	(1,240,194)
Cash and cash equivalents at beginning of year	956,975	441,278	1,606,611
Effect of foreign exchange rate changes on cash and cash equivalents	(29,351)	33,437	74,861
Cash and cash equivalents at December 31, 2024	1,000,284	956,975	441,278

Non-cash investing and financing activities
Fair value measurement of share-based compensation	83,155,336	-	-
Fair value adjustment for other financial assets	16,615	-	-
Fair value adjustment for other financial liabilities	101,357	-	-
Initial measurement of right-of-use asset and lease liability	223,755	76,713	-

The accompanying notes are an integral part of these consolidated financial statements

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General

Concorde International Group Ltd (“Company” or “Concorde”), was incorporated in the British Virgin Islands on May 2, 2023. The Company’s registered office is at Conyers Trust Company (BVI) Limited of Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110. The Company’s agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Concorde International Group Ltd (“CIGL”), was incorporated in 2023 to acquire via Concorde International Group Pte Ltd (Singapore) the following companies, Concorde Security Pte Ltd (Singapore), Concorde Security Sdn Bhd (Malaysia), Concorde Security Limited (UK), Concorde Asia Pte Ltd (Singapore) and Berjaya Academy Pte Ltd (Singapore).

Concorde International Group Pte Ltd (Singapore) (“CGPL”) was incorporated on June 12, 2023. On July 10, 2023, 1 share was transferred from Chua Swee Kheng to Concorde International Group Ltd at 1 Singapore dollar. It is a holding company and a 100% owned subsidiary of Concorde International. Its registered office is at 3 Ang Mo Kio Street 62, #01-49 LINK@AMK, Singapore 569139.

Concorde Security Pte Ltd (Singapore) (“CSPL”) was incorporated on June 16, 2005, 96.81% of shares of Concorde Security Pte Ltd (Singapore) are owned by Concorde International Group Pte Ltd (Singapore).

On January 1, 2019, Lek Seck Tin (“Lek Family”) invested USD 1,000,000 in exchange for an equity stake of 1.48% of Concorde Security Pte Ltd (Singapore).

On November 27, 2018, Wolfgang Steuerle and Yogeshwari A/P Subramaniam (“Wolfgang”) invested USD 500,000 in exchange for an equity stake of 0.74% of Concorde Security Pte Ltd (Singapore).

On July 29, 2005, Sharifah Noriati Binte Said Omar (“Sharifah”) was allocated 0.97% of Concorde Security Pte Ltd (Singapore) in lieu of services provided.

Concorde Security Sdn Bhd (Malaysia)(“CSSB”) was incorporated in Malaysia on January 13, 2015. On October 27, 2023, 100 shares were transferred from Chua Swee Kheng to Concorde International Group Pte Ltd (Singapore) at 100 Malaysian Ringgit. Concorde Security Sdn Bhd (Malaysia) is currently at a development stage. Concorde Security Sdn Bhd (Malaysia) is 100% owned subsidiary of Concorde International Group Pte Ltd (Singapore).

Concorde Security Limited (UK) (“CSL”) was incorporated in the United Kingdom on December 23, 2016. On July 31, 2023, 100 shares weretransferred from Concorde Group Pte Ltd to Concorde International Group Pte Ltd (Singapore) at 0.77 Euro. Concorde Security Limited (UK) is currently in a development stage. Concorde Security Limited (UK) is 100% owned subsidiary of Concorde International Group Pte Ltd (Singapore).

Concorde Asia Pte Ltd (“CAPL”) was incorporated in Singapore on October 8, 2013. On November 1, 2023, 200,000 shares were transferred from Chua Swee Kheng to Concorde International Group Pte Ltd (Singapore) at $1 Singapore Dollar. On November 23, 2023, 60,000 (30%) shares were transferred from Concorde International Group Pte Ltd (Singapore) to Weilekai Investment Pte Ltd at $1 Singapore Dollar. The Shareholders of Weilekai Investment Pte Ltd are Chua Swee Kheng and Lim Ping Ping (Spouse of Chua Swee Kheng). Concorde Asia Pte Ltd is a 70% owned subsidiary of Concorde International Group Pte Ltd (Singapore).

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General (cont.)

Berjaya Academy Pte Ltd (Singapore) (“BAPL”) was incorporated on March 6, 2020. On November 1, 2023, 100,000 shares were transferred from Sharifah Noriati Binte Said Omar to Concorde International Group Pte Ltd (Singapore) at $1 Singapore Dollar. The shares were held by Sharifah Noriati Binte Said Omar in representative capacity of Chua Swee Kheng. On November 8, 2023, 30,000 (30%) shares were transferred from Concorde International Group Pte Ltd (Singapore) to Weilekai Investment Pte Ltd at $1 Singapore Dollar. The Shareholders of Weilekai Investment Pte Ltd are Chua Swee Kheng and Lim Ping Ping (Spouse of Chua Swee Kheng). Berjaya Academy Pte Ltd (Singapore) is a 70% owned subsidiary of Concorde International Group Pte Ltd (Singapore).

Concorde i-FAST USA Inc. (Texas), (“CiF”) was incorporated in the State of Texas on April 25, 2024. Concorde International Group Pte Ltd (Singapore) holds 100 shares at USD 0.01. Concorde i-FAST USA Inc. (Texas) is a 100% owned subsidiary of Concorde International Group Pte Ltd (Singapore).

The reorganization of Concorde International Group Ltd, and its subsidiaries (collectively referred to as the “Company) was completed in November 2023. Pursuant to the reorganization, Concorde International Group Ltd, became the holding company of the companies which were under the common control of the controlling shareholder before and after the reorganization. Accordingly, the Company’s financial statements have been prepared on a consolidated basis by applying the book value method, it is as if the reorganization had been completed at the beginning of the earliest reporting period.

The Company engages principally in providing man guarding and i-Guarding services including project installation and maintenance work located in Singapore.

i-Guarding services is a technology-integrated security service implementing and utilizing technologies such as I-Facility Sprinter (“IFS”), Visitor Management Systems (VMS), Keys Management Systems (KMS), Intelligent Facility Authenticators (IFA), security turnstile facilities, Internet of Things (IoT) devices, and other smart security solutions. Man-Guarding is the provision of traditional manpower to man-operate at the customer’s site.

On April 22, 2025, the Company was successfully listed on the NASDAQ Stock Exchange, and on April 23, 2025, it issued an aggregate of 1,250,000 Class A Ordinary Shares, receiving proceeds of US$4,371,613.55. This amount represents full payment for the shares, net of underwriting discounts, offering expenses, and other costs, as outlined in the Underwriting Agreement and the flow of funds memorandum dated April 23, 2025. Subsequently, on May 2, 2025, the Underwriter exercised the over-allotment option pursuant to the Underwriting Agreement, and the Company issued an additional 187,500 ordinary shares (the “Option Shares”). The Company received same-day wire transfers totaling US$693,750 in connection with the issuance of the Option Shares.

These consolidated financial statements are presented in United States Dollars (“USD”) and have been rounded to the nearest USD.

2.	Adoption of new and revised Standards

New and amended IFRS Accounting Standards that are effective for the current year

The following standards and amendments have been adopted by the Group for the first time for the financial year beginning on January 1, 2024:

Amendments to IFRS 16 Leases	Lease Liability in a Sale and Leaseback
Amendments to IAS 1 Presentation of Financial Statements	Classification of liabilities as Current or Non-Current and Non-current Liabilities with Covenants
Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures	Supplier Finance Arrangements

The adoption of Amendments to IAS 1 Presentation of Financial Statements has resulted in the classification of USD 940,777 of bank loan with convertible note as current liability which would otherwise have been classified as non-current liability. The adoption of remaining amendment does not have material impact on the audited consolidated financial statements of the Group.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Adoption of new and revised Standards (cont.)

The following new standards and amendments to standards have not come into effect for the financial year beginning January 1, 2024, and have not been early adopted by the Group in preparing these consolidated financial statements. None of these new standards and amendments to standards is expected to have a material effect on the consolidated financial statements of the Group.

Title	Effective date
Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability	1 January 2025
Amendments to IFRS 18 Presentation and Disclosure in Financial Statements	1 January 2027
Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosure: Classification and Measurement of Financial Instruments	1 January 2026
Annual Improvements to IFRS – Volume 11	1 January 2026

3.	Significant accounting policies

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

3.1	Basis of accounting

The consolidated financial statements of Concorde have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are presented in USD.

The accounting policies used for the preparation of these consolidated financial statements are based upon the application of IFRS 1.D17, which results in assets and liabilities being measured at the same carrying amount as in the standalone financial statements of subsidiaries for the years December 31, 2024 and 2023 after adjusting for consolidation and equity accounting adjustments and for the effects of the business combination in which the entity acquired the subsidiaries.

The consolidated statement of financial position, consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows of the Group for the relevant periods include the results and cash flows of all companies now comprising the Group from the earliest date presented as if the reorganization had been completed at the beginning of the earliest reporting period.

3.2	Going concern

Pursuant to IAS 1, Presentation of Financial Statements, the Company is required to and does evaluate at each annual and interim period whether there are conditions or events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

As of December 31, 2024, the consolidated financial statements have been prepared on the assumption that the Company would continue as a going concern. The Company’s ability to continue as a going concern is dependent upon the Company’s profit generating operations in the future and/ or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. Subsequent to the year-end, the Company completed an initial public offering (see Note 28), which significantly improved its capital position. In addition, the Company is actively pursuing further financing opportunities.

Management believes that these actions mitigate the risk and support the Company’s ability to meet its obligations as they become due over the next 12 months. In assessing the going concern, management and the Board has considered:

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant accounting policies (cont.)

a.

The Company’s cash and cash equivalents as at December 31, 2024, amounted to USD 1,000,284, an increase from USD 956,975 as at December 31, 2023. During the financial year, the Company had a negative operating cash flow of USD 564,187, and the positive cash position was due to financing activity, Loan 5, 6 and 7 (as discussed in c). Due to a previous delay in the offering, the Company postponed its planned business expansion while continuing to finance offering-related costs and strategic investments in talent. These expenditures are scalable, and management remains confident in the Company’s ability to effectively manage working capital through its core operations. Following the successful completion of the offering (refer to Note 28), the Company anticipates that revenue growth will align with the associated increase in expenses.

b.	While revenue remained relatively stable, the increased expenses led to a decline in net profit. The Company reported a net loss of USD 83,623,097. The decline in net profit is primarily attributed to fair value of share-based compensation of USD 83,155,336, offering related cost charged to statement of profit and loss amounting to USD 658,181 and increased hiring of skilled personnel, particularly in key management roles dedicated to long-term growth initiatives and anticipated business expansion. This increase in hiring represents an initial investment focused on future planning and strategic development not reflecting of current basal operational or administrative needs. As such additional spending is scalable, the management is confident that the Company will continue to be profitable.

c.	The Company has the ability to meet its debt obligations. The Company gearing ratio increased to 2.38, compared to 1.18 in the fiscal year 2023. As at December 31, 2024, the company’s total bank loans amounted to USD 6,028,792, signifying an increased borrowing of USD 2,056,144 from USD 3,972,648 in the fiscal year 2023. Current liabilities as at December 31, 2024 stood at USD 4,580,526, up from USD 3,514,897 as at December 31, 2023 while non-current liabilities increased to USD 3,432,484 from USD 2,333,108 as at December 31, 2023. These loans have fixed interest rates ranging between 1.3% and 8% per annum. Loan 1, secured by a leasehold property and guaranteed by a director and family member, has monthly repayments and an interest rate of 1.30%. Loan 2 and Loan 3, both unsecured and guaranteed have different repayment schedules and interest rates of 2.5% per annum. Loan 4, secured against a director’s freehold property with a joint guarantee, is a money market loan with variable interest rates ranging from 4.9% to 8% per annum, drawn in tranches of at least USD 372,150 for up to three months. Loan 5, secured by a leasehold property and guaranteed by a director and family member and Concorde International Group Pte Ltd, has monthly repayments and an interest rate of 3.88%. Loan 6, with a carrying amount of USD 940,777, is a USD 1,000,000 principal convertible note bearing an interest rate of 3.00% per annum on the principal. Loan 7 have a fixed repayment schedule with interest rate of 3.5% over the bank's prevailing 3 month Cost of Funds as determined by bank per annum.

The Company’s continuation as a going concern is dependent on the Company’s ability to meet obligations as they become due and to obtain additional equity or alternative financing required to fund operations until sufficient sources of recurring revenues can be generated. While there can be no assurance that the Company will be successful in its plans described above or in attracting equity or alternative financing on acceptable terms, management of the Company believes that, based on considerations of above factors and its most recent projections for year 2025, the Company can meet its working capital requirements over the next 12 months. Following the successful completion of the initial public offering (refer to Note 28), the Company expects to accelerate business growth and strengthen its financial position.

The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

The directors have at the time of approving the consolidated financial statements, a reasonable expectation that the group have adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing consolidated financial statements.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant accounting policies (cont.)

3.3	Principles of consolidation

Pursuant to the reorganization, Concorde became the holding company for the entities that were under the common control of the controlling shareholders (the “Group”) both before and after the reorganization.

Entities under common control are entities, which are ultimately controlled by the same parties and that control is not transitory. Control exists when the same parties have, as a result of contractual agreements, ultimate collective power to govern the financial and operating policies of each of the combining entities so as to obtain benefits from their activities, and that ultimate collective power is not transitory. The financial statements of commonly controlled entities are included in the consolidated financial statements from the day that control commences until the date that control ceases.

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

(a)	Power over the investee;

(b)	Exposure, or rights, to variable returns from its involvement with the investee; and

(c)	The ability to use its power over the investee to affect its returns.

If the Group has less than a majority of the voting of similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a)	The contractual arrangement with the other vote holders of the investee;

(b)	Rights arising from other contractual agreements; and

(c)	The voting rights of the Group and potential voting rights

IFRS 3 Business combinations do not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the Group has accounted for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of US Financial Accounting Standards Board and US Securities and Exchange Commission regulations.

Accordingly, the Group’s financial statements have been prepared on a consolidated basis by applying the Book Value method as if the reorganization had been completed at the beginning of the earliest reporting period.

The Group recorded assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferee’s standalone financial statements, and to have the consolidated statement of financial position, consolidated statement of profit or loss, and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows that reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place.

Any difference between the consideration paid and the share capital and capital reserves of the “acquired” entity is reflected within equity as merger reserve. The statement of profit or loss and other comprehensive income reflects the results of the entities for the full year, irrespective of when the combination takes place. Comparatives are presented as if the entities had always been combined since the date the entities had come under common control.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant accounting policies (cont.)

Intercompany balances, transactions, income and expenses are eliminated in the consolidated financial statements.

Acquisition-related costs are recognized as expenses in the periods in which the costs are incurred, and the services are received.

Non-controlling interests, if any, represent equity in subsidiaries that are not attributable, directly or indirectly, to owners of the parent, and is presented separately in the consolidated statement of profit or loss and other comprehensive income and within equity in the consolidated statement of financial position, separately from equity attributable to owners of the Company. Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Subsidiaries are consolidated from the date on which control is transferred to the Group up to the effective date on which control ceases, as appropriate. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the financial year/ period are included in the statement of profit or loss and other comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

Transaction under common control entities

Under common control entities represent those entities are controlled by Swee Kheng Chua and Ping Ping Lim. The Group determines the allowance for its receivable from controlling shareholders based on historical collection experience and economic conditions. The Company writes-off receivable when amounts are deemed uncollectible. The writes-off amounts are recognized in other reserve.

Name of subsidiaries	Date of incorporation	Principal activities	Relationship with the Group
Concorde International Group Pte Ltd	June 12, 2023	Holding company	100% own subsidiary
Concorde i-FAST USA Inc.	April 25, 2024	Security solution services	100% own subsidiary
Concorde Security Pte Ltd	June 16, 2005	Security solution services	96.81% own subsidiary
Concorde Security Sdn Bhd	January 13, 2015	Security solution services	100% own subsidiary
Concorde Security Limited	December 23, 2016	Security solution services	100% own subsidiary
Concorde Asia Pte Ltd	October 08, 2013	Security solution services	100% own subsidiary (directly or indirectly)
Berjaya Academy Pte Ltd	March 06, 2020	Consultancy and training course services	100% own subsidiary (directly or indirectly)

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant accounting policies (cont.)

3.4	Revenue recognition

Revenue is measured based on the consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Group recognizes revenue from contracts with customers for the sale of goods based on the five-step model as set out below:

(i)	Identify contract(s) with a customer. A contract is defined as an agreement between two or more parties that creates enforceable rights and obligations and sets out the criteria that must be met.

(ii)	Identify performance obligations in the contract. A performance obligation is a promise in a contract with a customer to transfer a good or service to the customer.

(iii)	Determine the transaction price. The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

(iv)	Allocate the transaction price to the performance obligations in the contract. For a contract that has more than one performance obligation, the Group allocates the transaction price to each performance obligation in an amount that depicts the amount of consideration to which the Group expects to be entitled in exchange for satisfying each performance obligation.

(v)	Recognize revenue when the Group satisfies a performance obligation.

Revenue is recognized when the Company satisfies a performance obligation by transferring promised goods or services to the customer, which is when the customer obtains control of the goods or services.

A performance obligation may be satisfied at a point in time or over time.

Performance obligations satisfied over time

A performance obligation is satisfied over time when an entity transfers control of a good or service over a period. This occurs when one of three conditions is met: (a) the customer simultaneously receives and consumes the benefits provided by the entity’s performance; (b) the entity’s performance creates or enhances an asset that the customer controls during creation or enhancement; or (c) the entity’s performance does not result in an asset with an alternative use, and there exists an enforceable right to payment for the performance completed to date.

In providing round-the-clock security manning, the customer simultaneously receives and consumes the benefits of the company’s performance. Therefore, the nature of the service sales is recognized over time, on a monthly billing cycle basis

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant accounting policies (cont.)

An asset created by an entity’s performance lacks an alternative use if contractual or practical restrictions prevent the entity from redirecting it during creation or completion. This assessment is fixed at contract inception and can only be revised if a contract modification substantially alters the performance obligation with mutual agreement from the parties involved. In providing installation solely as a prerequisite to our patent-protected service at the customer’s site, the customer will not have an alternate use for such installation. Performance obligations are satisfied over time, primarily through the provision of service sales.

Right to payment for performance completed to date, an entity considers both contractual terms and applicable laws. This right does not necessarily specify a fixed amount but must ensure that the entity is compensated for work completed if the contract is terminated for reasons unrelated to the entity’s performance failure. Customers have entered into a contract with the Company that does recurring monthly billing, securing the Company’s right to payment for services rendered as they are consumed.

Performance obligations satisfied at a point in time

In cases where a performance obligation is not satisfied over time, it is fulfilled at a specific point in time. This determination relies on factors including the entity’s present right to payment, the transfer of legal title, physical possession of the asset by the customer, the transfer of significant risks and rewards of ownership, and the customer’s acceptance of the asset. Consideration of these indicators, alongside the control requirements outlined in the standard, helps determine when control of the asset is transferred, and the performance obligation is satisfied.

In the provision of installation at customer’s site amounting to creation of assets where customer has an alternative use. Such installation’s performance obligation are satisfied at the point in time.

The amount of revenue recognized is the amount allocated to the satisfied performance obligation under IFRS 15 Revenue from Contracts with Customers (“IFRS 15”).

Some contract(s) with customers include a variable consideration where revenue is recognized based on key performance indicators (“KPI”) assessed by the Company and the customer. Revenue is recognized on the percentage of KPI on contracted monthly fees.

(a)	Man Guarding Services

Revenue from a contract to provide man guarding services is recognized over time, using the output method to measure progress towards complete satisfaction of the service, as the customer simultaneously receives and consumes the benefits provided by the Company. In the applicable of the output method, the Company has used the appraisal of results achieved method. Accordingly, in view of the nature of the service income on a contract basis, management considers that this output method is most appropriate in measuring the progress towards complete satisfaction of these performance’s obligation.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant accounting policies (cont.)

(b)	I-Guarding Services (including installation and maintenance services)

I-Guarding Services is a comprehensive technology-integrated package of round-the-clock ongoing security monitoring and maintenance services, the service is consumed continuously and revenue is recognized over time through monthly invoicing.

The Company sells a range of products such as closed-circuit cameras, turnstiles, gates, authenticators, and cabling, and provides installation services for these products.

In the case, where the installation is part of a comprehensive package that includes monthly security monitoring and maintenance services, revenue is recognized over time as these services are consumed. This installation is a prerequisite for our comprehensive package, involving continuous service and maintenance of the installed facilities by the company. Therefore, the setup of these facilities constitutes a continuous performance obligation, inseparable from the provision of security services.

In the case, where the installation is part of a security setup without ongoing monthly security monitoring or maintenance services, revenue is recognized at a point in time upon completion of installation and acceptance by customers. This recognition occurs when control of the goods is transferred to the customers, in accordance with the agreed terms, and significant risks and rewards of ownership have been passed to them. Such service denotes a small portion of the total i-guarding services sales. The point-in-time sales are 4% (USD 418,874), 3% (USD 339,568) and 15% (USD 749,021) of the total I-guarding sales in the year ended December 31, 2024, 2023 and 2022, respectively. These installations are standalone and capable of operating independently from our security services. Examples include installing turnstiles, modifying gates, and installing biometric locks.

(c)	Training and consulting

Training and consulting income is recognized at the time when such services have been performed and rendered.

(d)	Licensing fee and vehicle rental income

Licensing and vehicle rental income is recognized at the time when such services have been performed and rendered. This income is generated from related companies within the Group and the amount was eliminated in the consolidated financial statements.

3.5	Cost of revenues (exclusive of depreciation and amortization shown separately)

Cost of revenues mainly consists of service costs, sub-contracting cost, salaries, consumables and others excluding depreciation and amortization expenses which is shown separately.

3.6	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received, and the Group will comply with all attached conditions.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant accounting policies (cont.)

3.7	Leases — The Group as lessee

With reference to IFRS 16, the group assesses whether a contract is, or contains, a lease, at inception of the contract. The group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, the group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the group uses its incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise:

●	Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable

●	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date

●	The amount expected to be payable by the lessee under residual value guarantees

●	The exercise price of purchase options, if the lessee is reasonably certain to exercise the options

●	Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the lessee’s incremental borrowing rate.

The Company generally uses the incremental borrowing rate as the discount rate. To determine the incremental borrowing rate, the Company obtains a reference rate and makes certain adjustments to reflect the terms of the lease and the asset leased.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant accounting policies (cont.)

Lease payments included in the measurement of the lease liability comprise:

●	Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable

●	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date

●	The amount expected to be payable by the lessee under residual value guarantees

●	The exercise price of purchase options, if the lessee is reasonably certain to exercise the options

●	Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable

●	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date

●	The amount expected to be payable by the lessee under residual value guarantees

●	The exercise price of purchase options, if the lessee is reasonably certain to exercise the options

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

●	The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

●	The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

●	A lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The group did not make any such adjustments during the periods presented.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date for all lease arrangement for which the Company is the lessee, except for leases which have lease term of 12 months or less and leases of low value assets for which the Company applied the recognition exemption allowed under IFRS 16 Leases (“IFRS 16”). For these leases, the Company recognizes the lease payment as an operating expense on a straight-line basis over the term of the lease.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant accounting policies (cont.)

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, less any lease incentives received, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term. When the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. The right-of-use asset is also reduced by allowances for expected credit losses, if any, and adjusted for certain remeasurements of the lease liability, where applicable.

The group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘Property and Equipment’ policy.

Where a contract contains more than one lease component, the Company allocates the consideration in the contract to each lease component on the basis of the relative standalone price of the lease component. Where the contract contains non-lease components, the Company applied the practical expedient to not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

3.8	Borrowing costs

All borrowing costs are recognized in statements of profit or loss and other comprehensive income in the period in which they are incurred.

3.9	Defined Contribution Plan

Payments to defined contribution retirement plans are recognized as an expense when employees have rendered service entitling them to the contributions. Payments made to state-managed retirement plans are accounted for as payments to defined contribution plans where the group’s obligations under the plans are equivalent to those arising in a defined contribution retirement plan.

3.10	Taxation

The income tax expense represents the sum of current and deferred income tax expense.

Current tax

The tax currently payable is based on taxable profit for the year. No provision for tax is recognized during the financial year as the Group is in a tax profit position.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant accounting policies (cont.)

Deferred tax

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. A deferred tax liability was recognized by the Group during the financial year 2024 as the Group’s net deferred tax stemming from business losses in previous years, may not completely offset the tax liability recognized for the year.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled, or the asset is realized based on tax laws and rates that have been enacted or substantively enacted at the reporting date.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.

Current tax and deferred tax for the year

Current and deferred tax are recognized in profit or loss and other comprehensive income, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Group relief in Singapore Taxation

Group Relief in Singapore taxation permits companies within the same group to consolidate their tax positions, treating them as a single entity for certain tax benefits. This includes allowing a company (the claimant) to deduct current year unutilized capital allowances, trade losses, and donations from another company in the group (the transferor). To utilize Group Relief in Singapore, the transferor and claimant companies must be Singapore incorporated, belong to the same group with at least 75% shareholding, and share the same financial year end for tax purposes. This allows for the deduction of current year unutilized capital allowances, trade losses, and donations between these entities.

Goods and services tax (GST)

Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognized as part of the cost of acquisition of the asset or as part of the expense.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant accounting policies (cont.)

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

3.11	Foreign currency transactions and translation

Foreign currency transactions are translated into the Company’s functional currency at the exchange rates prevailing on the date of the transaction. At the end of each financial year, monetary items denominated in foreign currencies are retranslated at the rate prevailing at the end of the financial year. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on retranslation of monetary items are included in profit or loss for the year. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the year except for differences arising on retranslation of non-monetary items, any exchange component of that gain or loss is also recognized directly in other comprehensive income.

3.12	Property and equipment

All items of property and equipment are initially measured at cost. Cost includes expenditure that is directly attributable to the acquisition of the asset in accordance to IAS 16 Property and Equipment.

After initial recognition, property and equipment are stated at cost less accumulated depreciation and accumulated allowances for expected credit losses, if any

Depreciation is recognized so as to write off the cost less their residual values over their useful lives, using the straight-line method, on the following bases:

Estimated useful life
Furniture and Fittings	3 years
Office equipment	3 years
Building	50 years
Motor Vehicles	5 years
Security Equipment	3 – 7 years
Renovation	3 – 7 years

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant accounting policies (cont.)

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying

3.13	Intangible assets

3.13.1	Internally generated intangible assets

In accordance to IAS 38 Intangible assets, expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following conditions have been demonstrated:

●	The technical feasibility of completing the intangible asset so that it will be available for use or sale

●	The intention to complete the intangible asset and use or sell it

●	The ability to use or sell the intangible asset

●	How the intangible asset will generate probable future economic benefits

●	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset

●	The ability to measure reliably the expenditure attributable to the intangible asset during its development

●	amount of the asset and is recognized in statement of profit or loss and other comprehensive income.

(a)	Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred. Where no internally generated intangible asset can be recognized, development expenditure is charged to profit or loss and other comprehensive income in the period in which it is incurred. Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortization and accumulated impairment loss, on the same basis as intangible assets acquired separately. These costs are amortized to profit or loss and other comprehensive income over their estimated use of lives of 3 years.

(b)	Patent and trademarks

Patents and trademarks are measured initially at purchase cost and are amortized on a straight-line basis over their useful lives.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant accounting policies (cont.)

3.13.2	Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization. Amortization is recognized on a straight-line basis over 3 years period which are disclosed in note 7.

(a)	Software

Software are measured initially at purchase cost and are amortized on a straight-line basis over a 3 year period.

Amortization is recognized on a straight-line basis over their estimated useful lives which are disclosed as follows:

Intangible asset	Useful lives
Patent	20 years
Trademark	10 years
Research and development	3 years
Software	3 years

The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss and other comprehensive income when the asset is derecognized.

3.14	Impairment of property and equipment and intangible assets

With reference to IAS 36, at each reporting date, the group reviews the carrying amounts of its property and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant accounting policies (cont.)

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss and other comprehensive income, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss and other comprehensive income.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss and other comprehensive income to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.

3.15	Cash and cash equivalents

In the consolidated statement of financial position, cash and bank balances comprise cash and cash equivalents. Cash equivalents are short-term (generally with original maturity of three months or less), highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Bank balances for which use by the group is subject to third party contractual restrictions are included as part of cash unless the restrictions result in a bank balance no longer meeting the definition of cash.

For the purposes of the statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above.

3.16	Financial instruments

Financial assets and financial liabilities are recognized in the group’s consolidated statement of financial position when the group becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value, except for trade receivables that do not have a significant financing component which are measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss and other comprehensive income.

Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant accounting policies (cont.)

3.16	Financial instruments

All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

Classification of financial assets

Debt instruments that meet the following conditions are measured subsequently at amortized cost:

●	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows.

●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Other financial asset

Under IFRS 9, the insurance contract is recognized as a financial asset. In accordance with IFRS9 paragraph 4 classification of financial asset, two key criteria are assessed for further classification: the entity’s business model for managing the assets and the contractual cash flow characteristics. Financial assets can be classified into three categories: Amortized Cost for those held to collect cash flows that are solely payments of principal and interest; Fair Value Through Other Comprehensive Income (FVOCI) for assets held to collect cash flows and for selling, also with solely payments of principal and interest; and Fair Value Through Profit or Loss (FVPL) for assets that do not meet the criteria for the first two categories. This classification ensures that financial assets are measured and reported in a way that accurately reflects their economic substance. The insurance contract is not classified as a financial asset for collecting contractual cash flows through compensation for the life insured. Since the contract does not represent solely the payment of principal and interest, it fails the SPPI (Solely Payments of Principal and Interest) test. Therefore, it will be recognized at fair value through profit and loss in subsequent reporting periods.

Foreign exchange gains and losses

The carrying amount of financial assets that are denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. The exchange differences are recognized in the statement of profit or loss and other comprehensive income.

Impairment of financial assets

The group recognizes a loss allowance for expected credit losses on investments in debt instruments that are measured at amortized cost. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

The group always recognizes lifetime expected credit losses (ECL) for trade and other receivables. The expected credit losses on these financial assets are estimated using a provision matrix based on the group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions, and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant accounting policies (cont.)

3.16	Financial instruments

For all other financial instruments, the group recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instrument has not increased significantly since initial recognition, the group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL. Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

Derecognition of financial assets

The group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the group retains substantially all the risks and rewards of ownership of a transferred financial asset, the group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the group are recognized at the proceeds received, net of direct issue costs.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant accounting policies (cont.)

Financial liabilities

All financial liabilities are measured subsequently at amortized cost using the effective interest method.

Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for trading, or (iii) designated as at FVTPL, are measured subsequently at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

Derecognition of financial liabilities

The group derecognizes financial liabilities when, and only when, the group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability recognized and the consideration paid and payable is recognized in profit or loss.

3.17	Provisions and contingent liabilities

With reference to IAS 37, provisions are recognized when the group has a present obligation (legal or constructive) as a result of a past event, it is probable that the group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.

A contingent liability is a possible obligation that arises from past events whose existence would be confirmed by the occurrence or non-occurrence of one or more uncertain future events beyond the control of the Group or a present obligation that is not recognized because it is not probable that an outflow of resources would be required to settle the obligation. A contingent liability also arises in extremely rare cases where there is a liability that cannot be recognized because it cannot be measured reliably. The Group does not recognize a contingent liability but discloses its existence in the consolidated financial statements (Refer Note 21 to the consolidated financial statements).

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant accounting policies (cont.)

3.18	Earnings/(Loss) per share

Basic earnings/(loss) per share

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to the controlling interest, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings/(loss) per share

Diluted earnings/(loss) per share adjusts the figures used in the determination of basic earnings/(loss) per share to take into account the after-tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

3.19	Foreign currency translation

The reporting currency of the Company is the U.S. dollar (“USD”). The functional currency of CGPL, CSPL, BAPL and CAPL is the SGD. The functional currency of CIGL is the U.S. dollar(“USD). The functional currency of CSSB is Malaysia Ringgit(“MYR”). The functional currency of CSL is Great Britain Pound(“GBP”).

For the subsidiaries whose functional currency is the MYR and GBP dollar, profit or loss and other comprehensive income and cash flows are translated at the average exchange rates during the reporting periods, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the statements of financial position. Translation adjustments resulting from the process of translating the local currency financial statements into USD are included in comprehensive income/loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the consolidated statement of financial position’s date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in profit or loss as incurred.

3.20	Deferred offering costs

Deferred Offering Costs consists of legal, accounting, underwriter’s fees, and other costs incurred through the balance date that are directly related to the proposed Initial Public Offering (IPO) and that would be charged to stockholder equity upon completion of the proposed IPO. Should the proposed IPO prove unsuccessful, deferred costs and additional expenses to be incurred would be charged to the statement of profit or loss.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant accounting policies (cont.)

3.21	Reportable segments

Basis for segmentation

The Group’s chief executive officer (the Chief Operating Decision Maker or CODM) is responsible for resource allocation and performance assessment. Operating segments are determined using the management approach, based on internal reporting reviewed monthly by the CODM for decision-making and evaluation.

Based on management’s assessment, the Group has determined that it has two operating segments, which are (i) security services; and (ii) training school, which is the other subsidiary, Berjaya Academy Pte Ltd, is the only revenue-generating subsidiary, with its revenue accounting for 0.7% for the year ended December 31,2024.

Information about reportable segment

	Security Services	Training school	Unallocated	Total
	USD	USD	USD	USD
2024
Segment Revenue	10,434,043	56,625	-	10,490,668
Segment Profit / (loss)	(296,097)	(171,682)	(83,155,336)	(83,623,097)

2023
Segment Revenue	10,621,012	34,981	-	10,655,993
Segment Profit / (loss)	1,131,506	(137,312)	-	994,194

2022
Segment Revenue	5,006,345	-	-	5,006,345
Segment Profit (loss)	(803,980)	-	-	(803,980)

Geographic allocation

All business units of the Group are operating in Singapore.  The Group allocates revenue based on the location of the customer. The geographic revenue generates majority from Singapore less than 1% of the Group’ revenue generated from Australia.

3.22	Share-based compensation

The Company issued restricted shares to members of the Board, executive officers, their affiliates, and existing shareholders. The cost of the restricted shares is measured based on the fair value on the grant date.

The granted shares were measured in accordance to IFRS2 of fair value at grant date. The company utilizes the unlevered discounted cash flow method to determine the fair value of restricted share at the grant date considering the dilutive effect of restricted share, which is a level 3 input of IFRS 13.

3.23	Prior period adjustments

From time to time, the Company may identify errors related to prior periods. When such errors are determined to be immaterial to both the current period and the prior period financial statements, they are corrected in the period in which they are identified rather than restating the prior period financial statements.

During the year ended December 31, 2024, the Group identified and corrected certain immaterial errors related to prior periods. These adjustments were primarily related to correcting the misstatements related to revenue, accounts receivable, and cost of sales that had a net impact of SGD 169,873 (USD 146,090). These adjustments were recorded through the retained earning balance in the current year and did not have a material impact on the Company’s financial position, results of operations, or cash flows in any of the periods presented. The Company assessed materiality based on both quantitative and qualitative factors in accordance with the guidance set forth in SEC Staff Accounting Bulletin (“SAB”) Topics 1.M and 1.N.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	Critical accounting judgements and key sources of estimation uncertainty

In applying the group’s accounting policies, the directors are required to make judgements that have a significant impact on the amounts recognized and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year, are discussed below:

i.	Expected credit losses assessment on trade and other receivables

The expected credit losses on trade and other receivables of the Group are estimated using a provision matrix based on the group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

In assessing the credit risk of the trade and other receivables, the group takes into account qualitative and quantitative reasonable and supportable forward-looking information.

ii.	Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, as follows:

Level 1: Quoted prices for identical instruments in an active market;

Level 2: Directly (i.e. as prices) or indirectly (i.e. derived from prices) observable market inputs, other than Level 1 inputs; and

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	Critical accounting judgements and key sources of estimation uncertainty (cont.)

ii.	Fair value of financial instruments (cont.)

Level 3: Inputs which are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part using a net asset value or valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data.

The convertible option which is included in other financial liabilities and disclosed at Note No. 12 are carried at fair value classified as Level 3 applying the binomial method.

The Group has changed the valuation method during the initial recognition and subsequent measurement. At initial recognition in June 2024, the Company used a discounted cash flow (DCF) method to value the host loan component and the embedded derivative separately, as the fair value of the conversion feature could not be reliably measured using market-based inputs due to the absence of an IPO and observable market data. The fair values of the Group’s fixed interest-bearing borrowings are determined using the discounted cash flow (DCF) method, applying a discount rate that represents the issuer’s borrowing rate as of the reporting period’s end. There are no financial instruments for which Level 1 or Level 2 fair value measurements were applied.

As at December 31, 2024, management changed the valuation technique to a binomial option pricing model to value the embedded derivative component of the convertible note. The change was made because the binomial method better reflects the optional nature of the conversion feature.

The following table summarize the Company’s fair value measurements by level at December 31, 2024 for the assets measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Financial liabilities
Other financial liability	-	-	173,551	173,551

iii.	Fair value of share-based compensation

The Company issued the Class B Ordinary Shares to members of the Board, executive officers, their affiliates, and existing shareholders. The cost of the restricted shares is measured based on the fair value on the grant date.

Such granted shares were measured in accordance with IFRS2 of fair value at grant date. The company utilizes the unlevered discounted cash flow method to determine the fair value of restricted share at the grant date considering the dilutive effect of restricted share, which is a level 3 input of IFRS 13.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	Property and equipment

	Building	Security equipment	Motor vehicle	Renovation	Office equipment	Furniture and fittings	Total
	USD	USD	USD	USD	USD	USD	USD
Cost
At December 31, 2022	2,805,806	661,277	404,413	398,665	199,639	43,971	4,513,771
Additions	-	36,582	137,476	-	21,852	3,034	198,944
Written off	-	-	(39,306)	-	-	-	(39,306)
Disposals	-	-	(38,314)	-	-	-	(38,314)
Currency translation adjustments	76,038	22,055	6,188	7,542	2,864	832	115,519
At December 31, 2023	2,881,844	719,914	470,457	406,207	224,355	47,837	4,750,614
Additions	-	988,816	6,800	2,532	54,336	-	1,052,484
Currency translation adjustments	(88,344)	(22,069)	(12,651)	(12,453)	(6,025)	(1,466)	(143,008)
At December 31, 2024	2,793,500	1,686,661	464,606	396,286	272,666	46,371	5,660,090

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	Property and equipment (cont.)

	Building	Security equipment	Motor vehicle	Renovation	Office equipment	Furniture and fittings	Total
	USD	USD	USD	USD	USD	USD	USD

Accumulated Depreciation
As December 31, 2022	147,167	547,101	382,130	357,192	166,861	42,089	1,642,540
Depreciation	56,666	28,537	35,028	37,550	28,725	2,464	188,970
Written off	-	-	(30,135)	-	-	-	(30,135)
Disposal	-	-	(28,096)	-	-	-	(28,096)
Currency translation adjustments	26,715	33,757	(1,805)	7,401	6,012	842	72,922
As December 31, 2023	230,548	609,395	357,122	402,143	201,598	45,395	1,846,201
Depreciation	56,817	16,438	42,282	4,006	29,355	997	149,895
Currency translation adjustments	(8,017)	(18,956)	(4,410)	(12,395)	(11,625)	(1,410)	(56,813)
As December 31, 2024	279,348	606,877	394,994	393,754	219,328	44,982	1,939,283

Net book value
At December 31, 2022	2,658,639	114,176	22,283	41,473	32,778	1,882	2,871,231
At December 31, 2023	2,651,296	110,519	113,335	4,064	22,757	2,442	2,904,413
At December 31, 2024	2,514,152	1,079,784	69,612	2,532	53,338	1,389	3,720,807

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	Property and equipment (cont.)

As at December 31, 2024, 2023 and 2022, the Group’s building with carrying amount of USD 2,514,152, USD 2,651,297 and USD 2,658,639 are mortgaged to secure the Group’s debt and certain credit facilities granted from banks.

As at December 31, 2024, the carrying value of security equipment held under finance lease obligation as at December 31, 2024 is USD 240,700 (2023: USD 98,047 and 2022: USD Nil) The leased asset is pledged as security for the related finance lease liability.

As at December 31, 2024, the Group has security equipment with a carrying amount of USD 964,301 that are currently not available for use. Accordingly, these assets are not subject to depreciation during the financial year. Management will continue to assess the status and future use of these assets on a regular basis.

There was no impairment of fixed assets recorded for the years ended December 31, 2024, 2023 and 2022.

6.	Leases

Right-of-use assets

The Group entered into a tenancy arrangement with Housing Development Board to renew the tenancy of the Premises for a term of 3 years, commencing from July 1, 2021 at monthly rental USD 2,250. The lease ended on June 30, 2024 and was renewed for a term of 3 years, commencing from July 1, 2024, at monthly rental of USD 2,250 (refer to note 26). During the financial year ended December 31, 2023, the Group also entered into a tenancy arrangement with Faith Global Pte Ltd to renew a tenancy of an office premise for a term of 2.5 years, commencing from July 1, 2023. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Group purchased security equipment at cost amounting to USD 166,227 (2023: USD 109,814) by finance lease arrangements amounting to USD 130,324 (2023: USD 78,871) at interest rate of 2.99% (2023: 3.48%) repayable by 60 monthly instalments during years ended December 31, 2024 and 2023, respectively.

The carrying amounts of right-of-use assets are as below:

	Office premise	Security equipment	Total
	USD	USD	USD
At December 31, 2022	29,123	-	29,123
Addition	86,900	109,814	196,714
Depreciation expense	(36,566)	(11,568)	(48,134)
Foreign currency translation	(75)	(199)	(274)
At December 31, 2023	79,382	98,047	177,429
Addition	57,528	166,227	223,755
Depreciation expense	(53,743)	(20,919)	(74,662)
Foreign currency translation	(1,535)	(2,655)	(4,190)
At December 31, 2024	81,632	240,700	322,332

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	Leases (cont.)

	Operating Lease	Finance Lease	Total
	USD	USD	USD
Lease liabilities
At December 31, 2022	29,615	-	29,615
Foreign currency translation	583	60	643
Addition during the year	86,901	78,871	165,772
Lease payments	(37,161	(13,889)	(51,050)
Accretion of interest	1,359	3,564	4,923
At December 31, 2023	81,297	68,606	149,903
Foreign currency translation	(2,524)	(2,200)	(4,724)
Addition during the year	57,528	130,324	187,852
Lease payments	(55,135)	(25,446)	(80,581)
Accretion of interest	1,901	5,811	7,712
At December 31, 2024	83,067	177,095	260,162

	December 31, 2024	December 31, 2023
	USD	USD
Represented by:
Current liabilities	89,438	59,821
Non-current liabilities	170,724	90,082
	260,162	149,903

Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate. The weighted average incremental borrowing rate applied to new leases during year 2024 and 2023 were 2.25%.

The following table summarizes the maturity of lease liabilities:

Year ended December 31, 2024	Within 1 year	1 to 5 years	>5 years	Total
Undiscounted lease liabilities	103,063	182,499	-	285,562
Interest expense	(13,625)	(11,775)	-	(25,400)
	89,438	170,724	-	260,162

Year ended December 31, 2023	Within 1 year	1 to 5 years	>5 years	Total
Undiscounted lease liabilities	65,160	96,588	-	161,748
Interest expense	(5,339)	(6,506)	-	(11,845)
	59,821	90,082	-	149,903

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Intangible assets

	Research and development	Software	Patents	Trademark	Total
	USD	USD	USD	USD	USD
Cost
At December 31, 2022	257,945	15,880	4,971	8,113	286,909
Additions	-	-	4,819	-	4,819
Currency translation adjustments	4,879	300	94	153	5,426
At December 31, 2023	262,824	16,180	9,884	8,266	297,154
Additions	-	-	-	-	-
Currency translation adjustments	(8,057)	(496)	(303)	(255)	(9,111)
At December 31, 2024	254,767	15,684	9,581	8,011	288,043

Accumulated amortization
At December 31, 2022	121,807	7,499	1,848	3,730	134,884
Amortization	86,132	5,303	486	813	92,734
Currency translation adjustments	3,780	232	44	84	4,140
At December 31, 2023	211,719	13,034	2,378	4,627	231,758
Amortization	50,380	3,102	689	814	54,985
Currency translation adjustments	(7,332)	(452)	(86)	(155)	(8,025)
At December 31, 2024	254,767	15,684	2,981	5,286	278,718

Net book value
At December 31, 2023	51,105	3,146	7,506	3,639	65,396

At December 31, 2024	-	-	6,600	2,725	9,325

There was no impairment of intangible assets recorded for the years ended December 31, 2024 and 2023.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	Other financial assets

	2024	2023
	USD	USD

Keyman insurance#	69,505	-
Advance from supplier*	323,514	-
	393,019	-

*	Advances from supplier pertain to credit notes issued by the supplier. These credit notes were partially offset against current purchases but could not be fully utilized as at the reporting date. The remaining balance will be fully utilized and offset against future purchases.

#	Keyman insurance was purchased by the company for a department head, who is a family member of Swee Kheng Chua, for which $85,956 was capitalized as other financial asset. The amount was revalued to $69,505 as at December 31, 2024. The policy has an accumulating asset value and provides $1 million coverage on the life insured. The Company has the discretion to reassign the life insured.

9.	Trade and other receivables

	December 31, 2024	December 31, 2023
	USD	USD
Trade receivables
Third parties (refer note a below)	4,701,900	3,804,343
Less: Allowances for expected credit losses	(968,322)	(428,099)
Trade receivables, net	3,733,578	3,376,244
Ageing analysis of trade receivables
Not past due	2,176,512	1,409,649
Up to 60 days	814,010	726,333
60 to 365 days	651,860	1,266,371
Over 1 year	1,059,518	401,990
	4,701,900	3,804,343

Other receivables
Amount due from related parties (refer note 24)	553,184	844,982
Government grant receivable	6,137	7,699
Advance to employees	9,090	10,037
Deposit recoverable	29,216	34,863
Prepayments	47,126	56,521
	644,753	954,102
Total trade and other receivables	4,378,331	4,330,346

a.	Included in trade receivables are unbilled revenue amounting to USD 268,818 in 2024 and USD 711,971 in 2023 which related to I-Guarding services. The services are provided within the financial year end however billing was made subsequent to the financial year ended. According to the contract with the customer, the consideration on the services provided are unconditional as the performance obligation has been complied with.

b.	Trade receivables are non-interest bearing and are generally on 30 days’ terms.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	Trade and other receivables (cont.)

c.	Lifetime expected loss provision for trade receivables of the Group are as follows:

		December 31, 2024		December 31, 2023
Customers’ characteristics	Weighted- average expected credit loss rate	Gross carrying amount	Allowance for expected credit losses	Gross carrying amount	Allowance for expected credit losses
		USD	USD	USD	USD

Low risk	0.6%	3,755,925	22,347	3,376,244	-
Loss	100%	945,975	945,975	428,099	428,099
		4,701,900	968,322	3,804,343	428,099

d.	The reconciliation of movement in the allowances for expected credit losses is as follows:

	December 31, 2024	December 31, 2023
	USD	USD
Balance at January 1	428,099	489,792
Impairment during the year	562,755	(69,763)
Exchange differences	(22,532)	8,070
Balance at December 31	968,322	428,099

e.	Government grants receivables are pre-approved government grants granted to customers for adoption of digitalization. Such grant is directly disbursed to Concorde.

f.	The trade and other receivables are denominated in the local currency of the Group operates in.

g.	The government grant receivables is in relation to approved innovation project implemented. There are no unfulfilled conditions or other contingencies attaching to this grant.

10.	Cash and cash equivalents

	December 31, 2024	December 31, 2023
	USD	USD
Cash on hand	7,099	5,224
Cash at bank	993,185	951,751
Total cash and cash equivalents	1,000,284	956,975

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	Debt

	December 31, 2024	December 31, 2023
	USD	USD
Loan 1 – Property loan	1,689,025	1,801,718
Loan 2 – Bridge loan	192,686	488,841
Loan 3 – Bridge loan	177,969	342,602
Loan 4 – Money market loan	1,617,290	1,339,487
Loan 5 – Property loan	1,064,773	-
Loan 6 – Convertible note	940,777	-
Loan 7 – Business Venture loan	346,971	-
	6,028,791	3,972,648

Represented by:
Current liabilities	3,122,678	1,863,110
Non-current liabilities	2,906,113	2,109,538
	6,028,791	3,972,648

a.	The details of the bank borrowings are as follows:

Loan 1 with a carrying amount of USD 1,689,025 (2023: USD 1,801,718) is secured by a legal mortgage on a leasehold property of the Company with a carrying amount of USD 2,514,154 (2023: USD 2,651,297) and guaranteed personally by a director of the Company and a close family member of the director. It is repayable by 300 monthly instalments commencing from February 1, 2020 and bears interest at the rate of 1.30% per annum.

Loan 2 with a carrying amount of USD 192,686 (2023: USD 488,841) is unsecured and guaranteed personally by a director and a close family member of the director. It is repayable by 48-months instalments commencing from September 1, 2021 and bears interest at the rate of 2.5% per annum.

Loan 3 with a carrying amount of USD 177,969 (2023: USD 342,602) is unsecured and guaranteed personally by a director and a close family member of the director. It is repayable by 60-months instalments commencing from December 1, 2021 and bears interest at the rate of 2.5% per annum.

Loan 4 with a carrying amount of USD 1,617,290 (2023: USD 1,339,487) is secured by a legal mortgage on a freehold property of a director and joint and several guarantee of USD 2,902,770 executed by a director and a close family member of the director. The money market loan shall be drawn in one or more tranches, subject to a minimum of USD 372,150 for the period of one to three months and bear interest at rates ranging from 4.9% to 8% per annum.

Loan 5 with a carrying amount of USD 1,064,773 (2023: USD nil) is secured by a legal mortgage on a leasehold property of the Company with a carrying amount of USD 2,514,152 and guaranteed personally by a director of the Company and a close family member of the director. It is repayable by 120 monthly instalments commencing from July 1, 2024 and bears interest at the rate of 3.90% per annum. A keyman insurance policy was purchased by the company to qualify for this loan. The keyman is a department head, who is a family member of Swee Kheng Chua.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	Debt (cont.)

As at December 31, 2024, the Group did not meet certain financial covenants associated with Loan 5. Despite the breach, no default event has been triggered. Management assessed that based on the Group’s continued strong operational performance, timely payments to date, and the ongoing positive relationship with the lender, no demand for immediate repayment is expected. The lender has not indicated any intention to enforce its rights under the covenant breach. Accordingly, the loan continues to be classified as a non-current liability as at the reporting date.

Loan 6 with a carrying amount of USD 940,777 (2023: USD nil), is a USD 1,000,000 principal convertible note bearing an interest rate of 3.00% per annum on the principal. (elaborated below under convertible notes)

Loan 7 with carrying amount of USD 346,971 (2023: USD nil), is repayable by 60-months instalments commencing from September 1, 2024 and bears interest at the rate of 3.5% over the bank's prevailing 3 month Cost of Funds as determined by bank.

b.	Debt are classified as financial liabilities and are measured at amortized costs, other than Loan 6 which is measured at fair value through profit and loss (FVTPL).

c.	Loan 1 to 5 and 7 are denominated in Singapore Dollar. Loan 6 is denominated in USD.

d.	At the end of the reporting period, all debt were on fixed rate. However, the bank has the discretion to revise the interest at sole discretion of the bank.

Convertible notes

On June 10, 2024, Softbank Robotics Singapore Pte Ltd subscribed to a USD 1,000,000 convertible note with a 24 month maturity period with Concorde International Group Ltd. The principal amount of the note and all accrued but unpaid interest thereon is payable in full on the sooner of: (i) the 2-year anniversary of the Note date; (ii) after the first anniversary, if the share price has consecutively remained below the Initial Public Offering (IPO) price for 10 days (upon written notice from the Holder); or (iii) upon an event of default. The conversion option is exercisable at any time prior to the maturity period, to convert all or any portion of the outstanding amount into the Company’s Class A ordinary shares, par value USD 0.00001 per share, at a conversion price equal to the higher of the IPO price or 85% of the Volume Weighted Average Price (VWAP) over the 60 days preceding the notice of conversion, which is only exercisable after the one-year anniversary of the loan

On June 14, 2024, Concorde Security Pte Ltd secured a 5 years-term loan of SGD 500,000 from OCBC. On June 25, 2024, Concorde Security Pte Ltd (the “Grantor”) entered into a call option agreement annexed to the term loan, which grants OCBC the option to subscribe for shares of the Grantor at a 20% discount to the price of the initial public offering (the “Grantor IPO”) of the ordinary shares of the Grantor or the trade sale price. OCBC shall be entitled to subscribe up to (i) 20% of enlarged ordinary share capital of the Grantor, or (ii) SGD 500,000, whichever is lower (the “Call Option”). As of June 25, 2024, the Grantor has an issued share capital of SGD 4,070,000 divided into 1,542,748 ordinary shares of the Grantor. The rights to exercise this option will occur at the time of (i) the closing of the Grantor IPO pursuant to which such shares will be listed and quoted on the Singapore Exchange Securities Trading Limited or such other recognized stock exchange as may be agreed by the parties or (ii) trade sale (the purchase of 50% or more of the total number of issued ordinary shares or total assets of the Grantor by another entity). The loan is guaranteed personally by one of the directors of the Company, a close family member of the director and Concorde International Group Pte Ltd. It bears interest at the rate of 3.5% over the Bank’s prevailing 3 months cost of funds as determined by the bank per annum over the rate payable by the bank for the cost of borrowing over a three-month prevailing period. The loan is immediately repayable contemporaneously upon the completion of (1) the exercise of the Call Option, (2) the Grantor IPO, or (3) trade sale. Subsequent to the completion of the listing on Nasdaq on April 28, 2025, the Company does not intend to pursue an IPO in any of the secondary markets outside the U.S., and the Bank will only exercise the call option in the event of a secondary offering outside the U.S. or a private sale. A Board resolution dated April 30, 2025, confirms that no secondary offering will be undertaken in other markets for the next five years. The Company is also in discussions with the Bank to cancel the call option.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	Other financial liability

Included in the other financial liability is liability arising from the convertible note with a 24 month maturity period subscribed by Softbank Robotics Singapore Pte Ltd with Concorde International Group Ltd amounting to USD 37,393 (Refer Loan 6 under Note 10 for details of convertible note).

The fair value of the financial liability was initially value through discounted cashflow method. Due to change in market and status of the Group, binomial method was used to reflects the fair value of the embedded derivate. Below are the movement of the fair value of the embedded derivative.

USD
Fair value as at June 10, 2024 *	37,393
Fair value as at December 31, 2024 **	173,551

Fair value adjustment	136,158

*	Valued using discounted cashflow method
**	Valued using binomial method

13.	Deferred tax asset/(liability)

The following are the major deferred tax liabilities and assets recognized by the group and movements thereon during the current and prior reporting period.

	December 31, 2024	Movement	December 31, 2023
	USD	USD	USD
Deferred tax liabilities:
Deductible temporary differences	(182,096)	(74,087)	(108,009)
Deferred tax assets:
Unutilized tax credits	-	25,479	(25,479)
Net deferred tax liabilities	(182,096)	(48,608)	(133,488)

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	Trade and other payables

	December 31, 2024	December 31, 2023
	USD	USD
Trade payables
Third parties	33,355	609,281

Other payables and accruals
Amounts due to related parties (refer note 24)	216,940	405,632
Other payables	638,182	466,834
Accrued expense	419,650	110,219
	1,274,772	982,685
Total trade and other payables	1,308,127	1,591,966

Trade payables are unsecured, interest free and have an average payment term of 30 days and its carrying amount approximates its fair value.

15.	Equity

	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2022
	Par Value Per Share	Number of shares	Par Value Per Share	Number of shares	Par Value Per Share	Number of shares
	USD		USD		USD
Share capital
Authorized shares
Class A Ordinary Shares	0.00001	250,000,000	0.00001	250,000,000	0.00001	250,000,000
Class B Ordinary Shares	0.00001	100,000,000	0.00001	100,000,000	0.00001	100,000,000

Issued and outstanding shares
Class A Ordinary Shares	0.00001	-	0.00001	-	0.00001	-
Class B Ordinary Shares	0.00001	20,888,886	0.00001	100,000	0.00001	100,000

CONCORDE INTERNATIONAL GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	Equity (cont.)

The Company was incorporated under the laws of the British Virgin Islands on May 2, 2023. The original authorized share capital of the Company was USD 50,000 divided into 50,000 Ordinary Shares, par value USD 1 per share with 1 share issued and outstanding at incorporation.

On March 14, 2024, the Company sub-divided, re-designated and reclassified the 50,000 authorized shares as below:

(i)	50,000 authorized shares were sub-divided to 5,000,000,000 shares of a single class each with a par value of USD 0.00001.

(ii)	4,650,000,000 shares of USD 0.00001 each was cancelled to reduce the number of shares to 350,000,000 of a single class each with a par value of USD 0.00001.

(iii)	The Company further reclassified the shares into (i) 250,000,000 Class A Ordinary Shares with a par value of USD 0.00001 each; and (ii) 100,000,000 Class B Ordinary Shares with a par value of USD 0.00001 each.

Equity

The shareholders’ equity structure as of December 31, 2023 and 2022 are presented after giving retrospective effect on January 1, 2022 to the reorganization of the Company that was under common control and completed on November 3, 2023. Immediately before and after reorganization, the Company, together with its subsidiaries, were effectively controlled by the same shareholders; therefore, for accounting purposes, the reorganization was accounted for as a recapitalization.

a.	Merger reserves

The merger reserves represent the differences between the consideration paid and the share capital and capital reserves of the subsidiaries acquired under common control.

b.	Other reserves

Other reserves represent reserves arising from bad debt of merger for the subsidiaries acquired under common control and foreign currency exchange translation reserve, which is used to record the foreign currency exchange differences arising from the translation of the consolidated financial statement of foreign subsidiaries whose functional currency is different from that of the presentation currency of the Group.

Accordingly, the Company issued 0 Class A Ordinary Shares and 100,000 Class B Ordinary Shares, which were outstanding as of December 31, 2023.

On March 18, 2024, the Company has further issued 20,788,886 Class B Ordinary Shares with par value of USD 0.00001 per share, to members of our Board, executive officers or their affiliates and existing shareholders resulting in a total of 20,888,886 Class B Ordinary Shares issued and outstanding to members of our Board, executive officers or their affiliates and existing shareholders resulting in a total of 20,888,886 Class B Ordinary Shares as of December 31, 2024.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16	Share-based Compensation

On March 18, 2024, the Company has further issued 20,788,886 Class B Ordinary Shares with par value of USD 0.00001 per share, to members of our Board, executive officers or their affiliates and existing shareholders resulting in a total of 20,888,886 Class B Ordinary Shares.

The granted shares were measured in accordance with IFRS2 of fair value at grant date. The Company utilizes the unlevered discounted cash flow method to determine the fair value of restricted share at the grant date , which is a level 3 input of IFRS 13. The Company utilized the unlevered discounted cash flow method, analyzing growth projections and benchmarking against comparable companies. The Company discounted the projected unlevered free cash flows for the next five years and the terminal value, calculated in year 5 using the perpetuity growth method with an estimated 2% rate. The weighted average cost of capital (WACC) was estimated 18%.

The shares were fair valued at USD 4 per share. The difference of the fair value of USD 4 per share and nominal value of USD 0.00001 per share were recognized as share-based compensation expense as set forth in the table below. No such shares were issued in other period.

Shareholder	Class B Ordinary Shares	Fair value of share-based compensation
		USD
Swee Kheng Chua(1), (2), (3)	17,900,000	71,599,820
Terence Wing Khai Yap(1), (2), (3)	250,000	999,998
Sze Yin Ong(1), (2), (3)	46,296	185,184
Sharifah Noriati Binte Said Omar(1), (2), (3)	185,185	740,738
Ping Ping Lim(1), (2), (3)	377,775	1,511,096
Jia Wei Chua, (2), (3)	14,815	59,260
Meang Fai Pang(4)	14,815	59,260
Weilekai Investments Pte Ltd(3)	2,000,000	7,999,980
	20,788,886	83,155,336

1)	These are the Key Management Personnel of the Company

2)	These are the employees of the Company

3)	These are the related parties of the Company

4)	This is a close associate of the Company

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	Earnings/(Loss) per share

(a)	Basic earnings/(loss) per ordinary share

	December 31, 2024	December 31, 2023	December 31, 2023
(Loss)/profit attributable to equity holders of the parent (USD)	(83,637,387)	960,686	(783,037)
Weighted average number of ordinary shares outstanding	16,458,468	100,000	100,000
Basic (loss)/earnings per ordinary share (USD)	(5.08)	9.61	(7.83)

(b)	Diluted earnings/(loss) per ordinary share

The diluted earnings/(loss) per ordinary share equal the basic earnings per ordinary share as there were no dilutive potential ordinary shares throughout the reporting periods.

The Group has issued a convertible note as disclosed under Note 10. The note can only be exercised after one year anniversary of the date entered into which is June 10, 2025. Hence it was not included to compute the diluted earnings per shares.

18.	Revenue

	2024	2023	2022
	USD	USD	USD
Type of goods or services
I-Guarding Services*	10,236,195	10,452,263	4,960,585
Man Guarding Services	120,354	150,314	12,193
Others (a)	134,119	53,416	33,567
	10,490,668	10,655,993	5,006,345

*	The I-Guarding services include project installation services amount to USD 418,874, USD 339,568 and USD 749,021 for the years ended December 31, 2024, 2023 and 2022 for which revenue is recognized at a point in time (b).

	2024	2023	2022
	USD	USD	USD
Timing of transfer of goods or services
At a point of time (refer (a) and (b) above)	552,993	392,984	782,588
Over time	9,937,675	10,263,009	4,223,757
	10,490,668	10,655,993	5,006,345

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	Income tax expenses

The components of income tax provision are:

	December 31, 2024	December 31, 2023	December 31, 2022
	USD	USD	USD
Current income tax expense	61,306	-	-
Deferred income tax expense	53,596	131,240	-
Total income tax expenses	114,902	131,240	-

A reconciliation between income tax expense and the product of accounting loss multiple by the applicable corporate tax rate for the reporting periods ended December 31, 2024, 2023 and 2022 were as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
	USD	USD	USD
Profit/(Loss) before income tax	(83,508,195)	1,125,435	(803,980)

Tax calculated at statutory rate of 17% (2023: 17%)	(14,196,647)	191,324	(136,677)
Differences arise from tax rate in different jurisdiction	14,834	-	-
Income not subject to tax	(113,131)	(28,390)	(360)
Expense not deductible for tax purpose	14,283,615	73,097	93,008
Recognition of timing difference	53,596	9,432	(9,997)
Tax on enhance deductible for qualifying expenditure	-	-	(37,959)
Utilization of tax benefit	(34,488)	-	-
Deferred tax assets previously not recognized, net of foreign exchange fluctuation	-	(88,615)	-
Deferred tax assets (net) not recognized	167,285	(25,608)	91,985
Others	(60,162)	-	-
	114,902	131,240	-

In Singapore context, the realization of future income tax benefits from unabsorbed tax losses will only be obtained if the Company derives future assessable income of sufficient amount to enable the benefits of the deductions to be realized and the Company continues to comply with the conditions for deductibility imposed by the law. There were tax benefits of USD 480,391 not recognized.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	Employee benefits expenses

	December 31, 2024	December 31, 2023	December 31, 2022
	USD	USD	USD
Directors’ emoluments	553,793	260,115	226,447
Short term employment benefits	1,395,550	895,300	522,391
Defined contribution plan	195,860	141,193	82,476
Other employee benefits	6,767	14,737	81,458
	2,151,970	1,311,345	912,772

21.	Other expenses

	December 31, 2024	December 31, 2023	December 31, 2022
	USD	USD	USD
Bad debt allowance*	566,202	(246,619)	463,463
Professional fees	918,016	121,773	193,838
Distribution expenses	99,515	102,971	142,513
Office expenses	185,258	221,371	154,802
Rental expenses	1,542	31,342	29,865
Others	49,370	83,801	5,154
	1,819,903	314,639	989,635

*	Included in the bad debt allowance being an amount owing by iMatrix Global Pte Ltd and Concorde Global I Pte Ltd written off in year ended December 31, 2024.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	Other income

	December 31, 2024	December 31, 2023	December 31, 2022
	USD	USD	USD
Receipt of government grants	164,197	47,894	132,836
Interest income	38,922	30,560	48,405
Fair value adjustment*	(117,973)	-	-
Compensation received	355,879	-	-
Others	60,635	158,457	23,960
Total other income	501,660	236,911	205,201

*	Fair value adjustment pertains to adjustments made on other financial assets, keyman insurance contract and other financial liabilities in relation to convertible debt.

23.	Finance costs

	December 31, 2024	December 31, 2023	December 31, 2022
	USD	USD	USD
Interest on debts and borrowings	210,918	144,703	74,154
Interest on lease liabilities	7,712	4,923	879
Total finance costs	218,630	149,626	75,033

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	Related party transactions

The table below sets forth the major related parties and their relationships with the Group as at the end of the reporting period:

Name of related parties	Relationship with the Company
Concorde Global I Pte Ltd	Controlled by Mr. Chua Swee Kheng and Lim Ping Ping
iMatrix Global Pte Ltd	Mr. Chua Swee Kheng has significant influence over the company
Total Protection Solutions Pte Ltd	Lim Ping Ping is a shareholder of Total Protection Solutions Pte Ltd until November 2023
Ping Ping, Lim	Non-controlling shareholder and spouse of Mr. Chua Swee Kheng
Swee Kheng Chua	Controlling shareholder and Chief Executive Officer
Jia Wei Chua	Son of Mr. Chua Swee Kheng, keyman to Concorde Security Pte. Ltd.
Concorde International Group Pte Ltd	Subsidiary of Concorde International Group Ltd
Concorde i-FAST USA Inc.	Subsidiary of Concorde International Group Ltd
Concorde Security Pte Ltd	Subsidiary of Concorde International Group Pte Ltd
Concorde Security Sdn Bhd	Subsidiary of Concorde International Group Pte Ltd
Concorde Security Limited	Subsidiary of Concorde International Group Pte Ltd
Concorde Asia Pte Ltd	Subsidiary of Concorde International Group Pte Ltd
Berjaya Academy Pte Ltd	Subsidiary of Concorde International Group Pte Ltd

The principal related party balances and transactions as of and for the years ended December 31, 2024 and 2023 are as follows:

Amount due from related parties:

		December 31, 2024	December 31, 2023
		USD	USD
Total Protection Solutions Pte Ltd	(a)	553,184	753,976
Advance from supplier – Total Protection Solutions Pte Ltd (refer note 8)		323,514	-
Concorde Global I Pte Ltd		-	15,168
Swee Kheng Chua	(b)	4,616	75,838
		881,314	844,982
Included in Trade Receivables:
Concorde Global I Pte Ltd	(c)	10,448	10,779
iMatrix Global Pte Ltd	(c)	6,105	6,297
Total Protection Solutions		4,610	4,757
		21,663	21,833

(a)	On December 31, 2022, the Group formalized an agreement with Total Protection Solutions Pte Ltd loaned USD 651,702. The loan is unsecured, and it bears an interest rate of 5%. The loan was initially due on demand. In the financial year ended December 31, 2023, the Group extended an additional loan of USD 89,575, following the initial formalized agreement. This loan remains unsecured and carries an interest rate of 5%.On February 1, 2024, the Group entered into a repayment agreement with Total Protection Solutions Pte Ltd. Total Protection Solutions Pte Ltd will repay this loan on a monthly basis over a 5 year period commencing March 2024.

(b)	The loan is unsecured, interest free and repayable on demand on the basis that the Group owed to Swee Kheng Chua.

(c)	The balance pertains to payment on behalf and interest charged on the payment on behalf for the prior years. In 2024, 100% ECL has been provided due to uncertainty about the recoverability

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	Related party transactions (cont.)

Amount due to related parties:

		December 31, 2024	December 31, 2023
		USD	USD
Swee Kheng Chua	(a)	221,556	405,632
Included in Trade Payable	(b)
Total Protection Pte Ltd		-	517,383

(a)	In the financial year ended December 31, 2023, Swee Kheng Chua voluntarily requested a pay cut resulting in payments made to him during the year as a balance owed to the Company. He also received a debt repayment from iMatrix Global Pte Ltd on behalf of the Company, and Ping Ping Lim’s due amount to the Company was reassigned to him. The resulting owed amount to the Company was then used to offset the outstanding debt. The amount due to Swee Kheng Chua represents a short-term non-interest-bearing loan. The loan is unsecured.

(b)

Trade payable arise from the subcontractor services provided to Concorde Security Pte Ltd which are trade in nature. The Company received credit notes from Total Protection Solution Pte Ltd amounting to SGD1,244,122 during the year ended December 31, 2024.

	December 31, 2024	December 31, 2023	December 31, 2022
	USD	USD	USD
Subcontracting costs
Total Protection Solution Pte Ltd	2,667,045	2,504,458	1,668,048
iMatrix Global Pte Ltd	-	16,403	150,305
	2,667,045	2,520,861	1,818,353

Expenses paid on behalf – Chua Swee Kheng	4,695	-	-
Interest income – Total Protection Solution Pte Ltd	33,285	29,853	-
Loan repayment (given), net - Total Protection Solution Pte Ltd	185,407	71,449	(912,089)

iMatrix Global Pte Ltd and Total Protection Solution Pte Ltd provided Subcontracting service to the Concorde Security Pte Ltd.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	Related party transactions (cont.)

Key management personnel compensation for the year ended is as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
	USD	USD	USD
Swee Kheng Chua	260,306	70,725	212,047
Sharifah Noriati Binte Said Omar*	62,810	21,983	34,632
Ping Ping Lim**	225,435	88,193	157,119
Terence Wing Khai Yap	264,454	86,098	—
Sze Yin Ong	81,921	52,191	—
Jia Wei Chua***	83,746	-	-
Total compensation	978,672	319,190	403,798

*	Ms. Sharifah Noriati Binte Said Omar serves as a nominee director at Berjaya Academy Pte Ltd, our 70% owned subsidiary, as well as Concorde Security Pte Ltd (Singapore), our 96.81% owned subsidiary, and Concorde Asia Pte Ltd (Singapore), our 70% owned subsidiary.

**	Ms. Ping Ping Lim is a senior manager in the Company. She is the spouse of Swee Kheng Chua and an authorizer for several banks, in Berjaya Academy Pte Ltd, our 70% owned subsidiary, as well as Concorde Security Pte Ltd (Singapore), our 96.81% owned subsidiary, and Concorde Asia Pte Ltd (Singapore), our 70% owned subsidiary.

***	Mr. Jia Wei Chua, Swee Kheng Chua’s child is the keyman of Concorde Security Pte Ltd (Singapore), our 96.81% owned subsidiary. He is one of the key management in Conconrde Security Pte Ltd.

Compensation payable to key management personnel comprises of salaries, bonus, allowances and Employer’s contribution to Central Provident Funds. In the financial year 2023, Swee Kheng Chua and Ping Ping Lim both requested for a voluntary pay cut in Concorde Security Pte Ltd.

On March 18, 2024, the Company has further issued 20,788,886 Class B Ordinary Shares with par value of USD 0.00001 per share, to members of the Board, executive officers or their affiliates and existing shareholders. Such Class B Ordinary Shares issued to each of them were fair valued at USD 4 (Refer Note 16 for details).:

Terms and conditions of transactions with related parties

There have been no guarantees provided or received for any related party receivables or payables. For the year ended December 31, 2024, the Group has recorded USD 16,834 (2023 and 2022: USD nil) expected credit loss allowances relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	Commitments and Contingent Liabilities

As part of the Board’s ongoing regulatory compliance process, the Board continues to monitor legal and regulatory developments and their potential impact on the Company under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. Management is not aware of any contingencies that may have a significant impact on the financial position of the Company.

On November 2, 2020, the Group issued a claim against Essilor Amera Pte Ltd. (“Essilor”), via its solicitor, Central Chamber Law Corporation, for willful termination of contract without due course. The Group was engaged by Essilor to provide security services 201 Kallang Bahru and 215 Kallang Bahru. The Group’s service has been terminated prematurely without notice. The total amount that the Group is claiming from Essilor is SGD 179,724.07. No provision has been made in these consolidated financial statements as the group’s management does not consider that there is any probable loss.

The Group is in the process to issue a claim against C&W Services (S) Pte Ltd. (“C&W”), for non-fulfillment of contract obligations. The Group was engaged by C&W to provide security services at various Mapletree Logistics Trust Properties from November 14, 2022 to November 13, 2029. The Group’s service has been terminated prematurely with outstanding service fee unpaid amounting to SGD 1,621,342.60. The total amount that the Group is claiming from C&W is SGD 1,621,342.60. The Group’s legal counsel, Lions Chambers LLC Advocates & Solicitors, have advised that they consider that the claim has merit, and they have recommended that it be contested. No provision has been made in these consolidated financial statements as the group’s management does not consider that there is any probable loss.

The Group has engaged Lions Chambers LLC Advocates & Solicitors as its legal counsel and is in the process to issue a claim against Eurokars Group of Companies (“Eurokars”), for non-fulfillment of contract obligations. The Group was engaged by Eurokars to provide security services at various Eurokars sites from October 1, 2020 to September 30, 2021. The Group’s service has been terminated prematurely without notice. The total amount that the Group is claiming from Eurokars is SGD 382,600. No provision has been made in these consolidated financial statements as the group’s management does not consider that there is any probable loss.

On May 14, 2021, the Group has issued a claim against V N Ganapathy (“Mr. Ganapathy”), via its solicitors, Edmond Pereira Law Corporation, for refund of deposit made for purchase of commercial vehicle. The total amount claiming from the Group is SGD 15,328. No provision has been made in these consolidated financial statements as the group’s management does not consider that there is any probable loss. The Group decided not to pursue this case.

On June 22, 2020, the Group has issued a claim against Avipesh Rai (“Avipesh Rai”) via its solicitor, Central Chamber Law Corporation, for breach of contract and employee confidentiality obligations SGD 224,000 No provision has been made in these consolidated financial statements as the group’s management does not consider that there is any probable loss.

Other than as disclosed above, the Group does not have any contingent liabilities as of the end of the reporting period.

Performance guarantees

As of December 31, 2024 and 2023, the Company had commitments with banks and other parties for performance guarantees in favor of customers and others of approximately USD 966,671 and USD 946,099.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	Capital Management

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and net current asset position in order to support its business and maximize shareholder value. The capital structure of the Group comprises issued share capital, merger reserve, foreign currency translation reserve and accumulated losses.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes during the financial year ended December 31, 2024 and 2023. The net gearing ratios as at December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
	USD	USD
Borrowings	6,028,792	3,972,648
Less: cash and bank balances	(1,000,284)	(956,975)
Net debt	5,028,508	3,015,673
Total Owner’s equity	2,108,568	2,565,237
Net gearing ratio	2.38	1.18

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	Financial Instruments and Risk Management

The Group’s activities expose it to a variety of financial risks from its operation. The key financial risks include liquidity risk, credit risk and market risk (including interest rate risk and foreign currency risk).

The Board of Directors review and agree policies and procedures for the management of these risks, which are executed by the management team. It is and has been throughout the current and previous financial year, the Group’s policy that no trading in derivatives for speculative purposes should be undertaken.

The following sections provide details regarding the Group’s exposure to the abovementioned financial risks and the objectives, policies, and processes for the management of these risks.

There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risks.

(a)	Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Group. The Group’s exposure to credit risk arises primarily from trade receivables. For other financial assets (including cash and cash equivalents), the Group minimizes credit risk by dealing exclusively with high credit rating counterparties.

The Group has adopted a policy of only dealing with creditworthy counterparties. The Group performs ongoing credit evaluation of its counterparties’ financial condition and generally does not require collateral.

The Group considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Group has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 60 days, default of interest due for more than 30 days or there is significant difficulty of the counterparty.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	Financial Instruments and Risk Management (cont.)

To minimize credit risk, the Group has developed and maintained the Group’s credit risk gradings to categorizes exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Group’s own trading records to rate its major customers and other debtors. The Group considers available reasonable and supportive forward-looking information which includes the following indicators:

(a)	Credit risk

-	Internal credit rating

-	External credit rating

-	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations.

-	Actual or expected significant changes in the operating results of the debtor.

-	Significant increases in credit risk on other financial instruments of the same debtor

-	Significant changes in the expected performance and behavior of the debtor, including changes in the payment status of debtors in the group and changes in the operating results of the debtor.

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

The Group determined that its financial assets are credit-impaired when:

-	There is significant difficulty of the debtor.

-	A breach of contract, such as a default or past due event

-	It is becoming probable that the debtor will enter bankruptcy or other financial reorganization.

-	There is a disappearance of an active market for that financial asset because of financial difficulty.

Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	Financial Instruments and Risk Management (cont.)

The Group’s current credit risk grading framework comprises the following categories:

Category	Definition of category	Basis for recognizing expected credit loss (ECL)
I	Counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
II	Amount is >30 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL — not credit-impaired
III	Amount is >60 days past due or there is evidence indicating the asset is credit-impaired (in default).	Lifetime ECL — credit impaired
IV	There is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.	Amount is written-off

The table below details the credit quality of the Group’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

Group	Note	12-month or lifetime ECL	Gross carrying amount	Impairment	Net carrying amount
			USD	USD	USD
December 31, 2024
Trade and other receivables		12-month	5,346,652	(968,322)	4,378,330
Cash and cash equivalents		12-month	1,000,284	-	1,000,284

December 31, 2023
Trade and other receivables		12-month	4,758,445	(428,099)	4,330,346
Cash and cash equivalents		12-month	956,975	-	956,975

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	Financial Instruments and Risk Management (cont.)

(i)	Trade and other receivables

The Group assessed the latest performance and financial position of the counterparties, adjusted for the future outlook of the industry in which the counterparties operate in, and concluded that there has been no significant increase in the credit risk since the initial recognition of the financial assets. Accordingly, the Group measured the impairment loss allowance using 12-month ECL and determined that the ECL is insignificant.

(ii)	Cash and cash equivalents

No expected credit losses are recognized from cash and cash equivalents arising from bank balances with financial institution because the probability of default by these financial institutions are negligible.

(b)	Liquidity risk

	Carrying amount	Contractual cash flow	Within 1 year	Within 2 to 5 years	After 5 years
Group	USD	USD	USD	USD	USD
2024
Financial assets
Other financial assets	69,505	69,505	-	-	69,505
Trade and other receivables	4,378,331	4,378,331	4,378,331	-	-
Cash and cash equivalents	1,000,283	1,000,283	1,000,283	-	-
Total undiscounted financial assets	5,448,119	5,448,119	5,378,614	-	69,505

Financial liabilities
Trade and other payables	1,042,462	1,042,462	1,042,462	-	-
Lease liabilities	260,162	285,562	103,063	182,499	-
Derivative liabilities	173,551	173,551	-	173,551	-
Debt	6,102,679	6,957,197	3,249,560	1,342,420	2,365,217
Total undiscounted financial liabilities	7,578,854	8,458,772	4,395,085	1,698,470	2,365,217

2023
Financial assets
Trade and other receivables	4,330,346	4,330,346	4,330,346	-	-
Cash and cash equivalents	956,975	956,975	956,975	-	-
Total undiscounted financial assets	5,287,321	5,287,321	5,287,321	-	-

Financial liabilities
Trade and other payables	1,591,562	1,591,562	1,591,562	-	-
Lease liabilities	149,903	161,748	65,160	96,588	-
Debt	3,972,648	4,264,451	1,909,420	781,172	1,573,859
Total undiscounted financial liabilities	5,714,113	6,017,761	3,566,142	877,760	1,573,859

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	Financial Instruments and Risk Management (cont.)

(c)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect the Group’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(i)	Interest rate risk

Interest rate risk is the risk that fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market interest rates.

The Group’s exposure to interest rate risk arises primarily from its debt and lease liabilities. At the end of reporting period, the weighted average effective interest rates for the debt and lease liabilities were as follows:

	2024	2023	2022
Fixed rates
Debt	1.5% – 8%	1.5% – 8%	1.5% – 6.4%
Lease liabilities	1.5% – 2.5%	1.5% – 2.5%	1.5% – 2.5%

Possible changes in interest rate are not expected to have a material impact on the result of the Group.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	Financial Instruments and Risk Management (cont.)

(ii)	Foreign currency risk

The Group’s monetary assets and liabilities are exposed to foreign currency risk because of its transactions where the denominations differ from its functional currency. The Group’s foreign currency exposures arise mainly from the exchange rate movements of the Singapore Dollar (“SGD”), Malaysian Ringgit (“MYR”), Great Britain Pound(“GBP”) against the U.S. dollar (“USD). The Group manages the exchange risk by monitoring the movements in exchange rate regularly.

The Group does not enter into any forward contracts to hedge its exposure to movements in exchange rates.

If the MYR had strengthened/weakened by 0.03%, 2.32% and 1.61% against the SGD (the average monthly variance during the year period ended December 31, 2024, 2023 and 2022, respectively with all other variables held constant), the post-tax profit would have been approximately USD 27,185, USD 23,106 and USD 530 higher/lower for the years ended December 31, 2024, 2023 and 2022, respectively, as a result of net foreign exchange gains/losses on translation of net monetary assets denominated in the MYR/SGD which is not the functional currency of the respective Company’s entities.

If the GBP had strengthened/weakened by 0.54%, 0.52% and 1.62% against the SGD (the average monthly variance during the year period ended December 31, 2024, 2023 and 2022, respectively with all other variables held constant), the post-tax profit would have been approximately USD 448,826, USD 10,687 and USD 6,427 higher/lower for the years ended December 31, 2024, 2023 and 2022, respectively, as a result of net foreign exchange gains/losses on translation of net monetary assets denominated in the GBP/SGD which is not the functional currency of the respective Company’s entities.

28.	Subsequent events

The Company has evaluated all events or transactions that occurred after December 31, 2024, up through May 15, 2024. During the period, the Company did not have any material subsequent events other than disclosed below.

On April 22, 2025, the Company was successfully listed on the NASDAQ Stock Exchange, and on April 23, 2025, it issued an aggregate of 1,250,000 Class A Ordinary Shares, receiving proceeds of US$4,371,613.55. This amount represents full payment for the shares, net of underwriting discounts, offering expenses, and other costs, as outlined in the Underwriting Agreement and the flow of funds memorandum dated April 23, 2025. Subsequently, on May 2, 2025, the Underwriter exercised the over-allotment option pursuant to the Underwriting Agreement, and the Company issued an additional 187,500 ordinary shares (the “Option Shares”). The Company received same-day wire transfers totaling US$693,750 in connection with the issuance of the Option Shares.

On April 29, 2025, the Company entered into 24-month agreements with two Hong Kong-incorporated entities, each valued at USD 1 million, to support global market business development.