Form 20-F
period 2025-12-31
Concorde International Group Ltd.
filed 2026-05-12
CIK 2001794

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report________________________

For the transition period from ____________ to ____________

Commission file number 001-42606

CONCORDE INTERNATIONAL GROUP LTD

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

British Virgin Islands

(Jurisdiction of Incorporation or Organization)

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

+65 62960802

(Address of Principal Executive Offices)

Swee Kheng Chua, CEO

+65 62960802

alan.chua@concorde.com.sg

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A Ordinary Shares, par value US$0.00001 per share	YOOV	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 6,674,356 Class A ordinary shares, par value US$0.00001 per share and 20,311,112 Class B ordinary shares, par value US$0.00001 per share issued and outstanding as of December 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated filer	☐
Non-Accelerated Filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

In this report, unless otherwise indicated or unless the context otherwise requires:

●	“Class A Ordinary Share” are to Class A ordinary share of Concorde International Group Ltd, par value US$0.00001 per share;

●	“Class B Ordinary Share” are to Class B ordinary share of Concorde International Group Ltd, par value US$0.00001 per share;

●	“Concorde International” are to Concorde International Group Ltd, a holding company incorporated in the British Virgin Islands (“BVI”) under the BVI Business Companies Act (as amended) (the “BVI Act”) on May 2, 2023;

●	“Concorde Singapore” are to Concorde International’s 100% owned subsidiary, Concorde International Group Pte Ltd, a corporation formed in Singapore on June 12, 2023;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

●	“IFRS” are to International Financial Reporting Standards as issued by the International Accounting Standards Board;

●	“Nasdaq” are to the Nasdaq Stock Market LLC;

●	“ordinary share” or “Ordinary Share” are to each of our Class A ordinary share and Class B ordinary share, par value US$0.00001 per share;

●	“PCAOB” are to the U.S. Public Company Accounting Oversight Board;

●	“SEC” are to the United States Securities and Exchange Commission;

●	“SGD” or “Singapore Dollars” are to Singapore dollar(s), the lawful currency of Singapore;

●	“Securities Act” are to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

●	“U.S. dollars,” “dollars,” “USD” or “$” are to the legal currency of the United States; and

●	“we,” “us,” “the Company,” “our” or “our company” are to the combined business of Concorde International Group Ltd and its consolidated subsidiaries.

ii

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those included in “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by terminology such as “may,” “might,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements may include statements relating to, among other things:

●	our goals and strategies;

●	our future business development, financial conditions and results of operations;

●	our ability to continually develop new technology, services and products and keep up with changes in the industry in which we operate;

●	the expected growth of the industry, as well as our future business development;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our ability to protect and enforce our intellectual property rights;

●	our ability to attract and retain qualified executives and personnel;

●	our expectations regarding our relationships with customers, suppliers and other business partners;

●	competition in our industries;

●	government policies and regulations related to our industries; and

●	fluctuations in general economic and business conditions in Singapore and globally.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report on Form 20-F. You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

We operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely on forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

An investment in our ordinary shares involves significant risks. Below is a summary of material risks that we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Relating to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	A significant amount of our revenue is generated from our existing long-term customers; thus, our inability to retain and maintain a good relationship with our existing customers can have a material adverse effect on our business and financial results.

●	We currently report our financial results under IFRS, which differs in certain significant respects from U.S. generally accepted accounting principles.

●	A critical part of our success was driven by introducing and providing innovative and cost-saving security services. If our new products and services are not successful, it could have a material adverse effect on our business.

●	The proper and efficient functioning of our computer, data backup, information technology, telecom and processing systems, and our monitoring stations are essential to our business.

●	As a security service provider, we are exposed to greater risk of liability for employee acts or omissions or system failure, than may be inherent in other businesses.

●	Our monitoring security facilities will call the police and fire departments when emergencies arise. If the police and fire departments fail or delay responding to our calls, our business and reputation could be adversely affected.

●	From time to time, we are subject to claims for infringing, misappropriating or otherwise violating the intellectual property rights of others and will be subject to such claims in the future, which could have an adverse effect on our business and operations.

●	Our inability to acquire necessary intellectual property or adequately protect our intellectual property could adversely affect our business and results of operation.

●	Reliance on external security vendors may increase our operational and financial risks.

Risks Relating to Regulatory Compliance

Risks and uncertainties related to our regulatory compliance include, but are not limited to, the following:

●	Increasing legislative and regulatory initiatives on cybersecurity and data privacy regulations could adversely impact our business and financial results.

●	As we expand globally, we will be subject to more regulation by various governmental agencies.

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Risks Relating to Our Class A Ordinary Shares

Risks and uncertainties related to our Class A ordinary shares include, but are not limited to, the following:

●	Our dual class voting structure has the effect of concentrating the voting control to holders of our Class B Ordinary Shares, which will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these shareholders. It may also adversely affect the trading market for our Class A Ordinary Shares due to exclusion from certain stock market indices and depress the trading price of our Class A Ordinary Shares.

●	Future issuance of ordinary shares will result in additional dilution of the percentage ownership of our shareholders and could cause the price of the Class A Ordinary Shares to fall.

●	The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors.

●	Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Class A Ordinary Shares.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	As a company incorporated in the BVI, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market listing standards.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

In addition, we face other risks and uncertainties that may materially affect our business prospects, financial condition, and results of operations. You should consider the risks discussed in “Risk Factors” and elsewhere in this annual report before investing in our Class A Ordinary Shares.

Risks Relating to Our Business and Industry

A significant amount of our revenue is generated from our existing long-term customers; thus, our inability to retain and maintain a good relationship with our existing customers can have a material adverse effect on our business and financial results.

As of the date of this annual report, our main line of revenue is generated from providing security services by monitoring properties, assets and building systems under 24/7 surveillance, ensuring security and business efficiency for our customers. A significant driver of our growth is our recurring revenue business in which customers who contracted to purchase our products and services and are required to pay monthly fees. As such, our ability to maintain our existing significant customer base is important to our long-term profitability. For the fiscal years ended December 31, 2025, 2024 and 2023, the total sales to our five largest customers accounted for 30%, 23% and 33% of our total revenue, respectively. The loss or material reduction of business, either due to a reduction in demand from one or more of our significant customers, such as industrial and commercial customers, or our inability to timely meet any elevated level of customer demand for various reasons, the lack of success of sales initiatives or changes in customer preferences or loyalties for our products and services related to any such significant customer could have a material adverse impact on our business. This requires that we minimize our rate of customer disconnects, or attrition, which can increase as a result of factors such as problems experienced with our product or service quality, customer service, customer non-pay, unfavorable general economic conditions, and the preference for lower pricing of competitors’ products and services over ours. If attrition rates were to rise significantly, we may be required to accelerate the depreciation and amortization expense for, or to impair, certain of our assets, including with respect to customer relationships, which would cause a material adverse effect on our financial condition and results of operations.

We currently report our financial results under IFRS, which differs in certain significant respects from U.S. generally accepted accounting principles.

We report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and United States generally accepted accounting principles, or U.S. GAAP, and those differences may be material. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

We have substantial customer concentration, with a limited number of customers accounting for a substantial portion of our recent revenues.

Historically, we have derived a significant portion of our revenues from our top five customers. For the fiscal years ended December 31, 2025, 2024 and 2023 the total sales to our five largest customers accounted for 30%, 23% and 33% of our total revenue, respectively.

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

One of the key products we offer is a suite of smart security solutions called “I-Guarding Services”. The first of these solutions is our patented IFS, a mobile vehicular platform providing security and facility maintenance services. Our I-Guarding Services offer high-quality and advanced technological products and services for our customers and require a highly trained and engaged workforce. As a result, we rely on our ability to attract, train and retain sufficient numbers of qualified employees. Specifically, because employees become more productive and skillful as they gain experience, market demand for such employees will become more competitive and retaining those individuals is very important for our success, especially as we expand and grow our market. Further, failure to recruit or retain qualified employees in the future may impair our efficiency and effectiveness and our ability to pursue growth opportunities. A significant amount of turnover of our executive team or other employees in key positions, such as Co-Chief Executive Officers may negatively impact our operations. Factors that affect our ability to maintain sufficient numbers of qualified employees include, for example, employee engagement, our reputation, unemployment rates, competition from other employers, availability of qualified personnel and our ability to offer appropriate compensation and benefit packages. If we are unable to attract, train and retain sufficient numbers of qualified employees, our business, financial condition, cash flows or results of operations could be adversely affected.

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

A critical part of our business success was driven by introducing and providing innovative and cost-saving security services for our customers. As of the date of this annual report, we are offering products and services including I-Guarding Services, Man-Guarding Services, Consultancy and Training Services, etc. To stay competitive in the market, we believe we must continue to develop and commercialize new products and services that meet the varied and evolving needs of our customers in order to continue to grow our business. While we devote significant effort and resources to the research and development of new products, we cannot guarantee the new products and services we may launch in the future will be well received by our customers. In addition, the speed of development by our competitors and new market entrants is increasing. We cannot provide any assurance that any new product or service will be successfully commercialized in a timely manner, if ever, or, if commercialized, will result in returns greater than our investment. Investment in a product or service could divert our attention and resources from other projects that become more commercially viable in the market. We also cannot provide any assurance that any new product or service will be accepted by the market. In addition, new products and services may present new and difficult technological and intellectual property challenges that may subject us to claims or complaints if our customers experience service failures or other quality issues. To the extent our new products and services are not successful, it could have a material adverse effect on our business, financial condition, cash flow or results of operations.

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

Prior growth rates in revenues and other operating and financial results should not be considered indicative of our future performance. Revenue for the years ended December 31, 2025, 2024 and 2023 was US$12,475,443, US$10,490,668 and US$10,655,993, respectively. For the same years, we incurred a net profit/(loss) of US$(15,202,384), US$(83,623,097) and US$994,194, respectively. Our future performance and operating results depend on, among other things: (1) our ability to renew and/or upgrade contracts with existing customers and maintain customers satisfaction with existing customers; (2) our ability to generate new customers; (3) our ability to increase the density of our customers base for existing service locations or continue to expand into new geographic markets; (4) our ability to successfully develop and market new and innovative products and services; (5) the level of product, service and price competition; (6) the degree of saturation in, and our ability to further penetrate, existing markets; (7) our ability to manage growth, revenues, origination or acquisition costs of new customers and attrition rates, the cost of servicing our existing customers and general and administrative costs; and (8) our ability to attract, train and retain qualified employees. If our future operating and financial results suffer as a result of any of the other reasons mentioned above, or any other reasons, there could be a material adverse effect on our business, financial condition, cash flows or results of operations.

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

The U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and ongoing or recent military conflict between Russia and Ukraine, and between Israel and Hamas. In February 2022, Russia launched a full-scale military invasion of Ukraine. In February 2026, the United States and Israel launched their aerial attacks of Iran. Although the length and impact of the ongoing military conflicts are highly unpredictable, these conflicts could lead to market disruptions, including significant volatility in commodity prices, availability of the credit markets and capital markets. These military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results.

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our current auditor, Guangdong Prouden CPAs GP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to PCAOB’s regular inspections to assess its compliance with the applicable professional standards. Guangdong Prouden CPAs GP is headquartered in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022, and is subject to inspection by the PCAOB on a regular basis.

Our current auditor is not identified in the report issued by PCAOB on December 16, 2021 as a firm subject to the PCAOB’s determination. As a result, we and investors in our Class A Ordinary Shares were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our Class A Ordinary Shares would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Risks Relating to Our Class A Ordinary Shares

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

As of the date of this annual report, Mr. Swee Kheng Chua, our Co-Chief Executive Officer and Chairman of the Board, retains controlling voting power in the Company based on having approximately 89.4% of the combined voting power of our outstanding ordinary shares. Because of the one hundred-to-one voting ratio between our Class B and Class A Ordinary Shares, Mr. Swee Kheng Chua, will have the ability to control the outcome of most matters requiring shareholder approval, including:

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

Future issuance of ordinary shares will result in additional dilution of the percentage ownership of our shareholders and could cause the price of the Class A Ordinary Shares to fall.

We may need additional capital in the future to finance our operations. We may sell ordinary shares, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. Furthermore, we may issue additional ordinary shares in connection with the grant of equity awards to employees under our equity incentive plans. Any such issuance of additional shares may cause shareholders to experience significant dilution of their ownership interests and the value of our securities to decline.

The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Class A Ordinary Shares will be volatile and could fluctuate widely. Many factors that are beyond our control may materially adversely affect the market price and marketability of our Class A Ordinary Shares and our ability to raise capital through equity financings. These factors include the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, earnings, cash flow and data related to our operations;

●	changes in market condition, market potential and competitive landscape;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	fluctuations in global and Singaporean and global economies;

●	changes in financial estimates by securities analysts;

●	adverse publicity about us or our industry;

●	additions or departures of key personnel and senior management;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, it may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Class A Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. In connection with the audits of our consolidated financial statements as of December 31, 2025, 2024 and 2023, we and our independent registered public accounting firms identified certain material weaknesses in our internal control over financial reporting U.S. Public Company Accounting Oversight Board (“PCAOB”) of the United States. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As of December 31, 2025, our management identified the following material weaknesses in our internal control over financial reporting:

●	Lack of proper training of the accounting staff to ensure consistent application of IFRS as well as compliance with related financial reporting guidelines.

●	Ineffective design of review controls regarding both routine accounting processes and accounting treatments for complex transactions to ensure that accounting transactions are properly recognized and measured in the consolidated financial statements.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including: (i) hiring more qualified staff to fill up the key roles in the operations; and (ii) setting up a financial and system control framework with formal documentation of polices and controls in place.

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

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

As a company incorporated in the BVI, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market listing standards.

As a BVI company listed on the Nasdaq Stock Market, we are subject to the Nasdaq Stock Market listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the BVI, which is our home country, may differ significantly from the Nasdaq Stock Market listing standards.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the Nasdaq Stock Market listing standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

We qualify as a foreign private issuer under the Exchange Act, and exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act imposing liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. However, the information we are required to file with or furnish to the SEC are less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and all of our officers, directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As a controlled company, we are not subject to all of the corporate governance rules of the Nasdaq Capital Market.

The “controlled company” exception to the rules of the Nasdaq Capital Market provides that a company of which more than 50% of the voting power is held by an individual, group or another company, a “controlled company,” need not comply with certain requirements of the Nasdaq Capital Market corporate governance rules. As of the date of this annual report, Mr. Swee Kheng Chua, our Co-Chief Executive Officer and a director of the Company, beneficially owned more than 50% of the voting power of our outstanding ordinary shares. We are a “controlled company” within the meaning of the corporate governance rules of the Nasdaq Capital Market. Controlled companies are exempt from the corporate governance rules of the Nasdaq Capital Market requiring that listed companies have (i) a majority of the board of directors consist of “independent” directors under the listing standards of the Nasdaq Capital Market, (ii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting the requirements of the Nasdaq Capital Market, and (iii) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of the Nasdaq Capital Market. We currently utilize and presently intend to continue to utilize these exemptions. As a result, we may not have a majority of independent directors, our nomination and corporate governance committee and compensation committee may not consist entirely of independent directors and such committees may not be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Capital Market. See “Management.”

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain all remaining funds and future earnings, if any, for the operations and expansion of the business of our operating subsidiaries and do not anticipate declaring or paying any further dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant and will be subject to the restrictions contained in any future financing instruments.

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

Certain corporate governance practices in the British Virgin Islands, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We can rely on home country practice with respect to our corporate governance. If we choose to follow the British Virgin Islands’ practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of the foregoing, public shareholders may have more difficulties in protecting their interests in the face of actions taken by our management, or members of our board of directors than they would as public shareholders of a company incorporated in the United States.

If we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of NASDAQ Capital Market, our Class A Ordinary Shares may not be listed or may be delisted, which could negatively impact the price of our Class A Ordinary Shares and your ability to sell them.

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market. We cannot assure you that our Class A Ordinary Shares will continue to be listed on the Nasdaq Capital Market.

In addition, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our Class A Ordinary Shares could be subject to delisting.

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

During the course of our review and testing, we may identify deficiencies and be unable to remediate them before we must provide the required reports. In connection with the audits of our consolidated financial statements for the years ended December 31, 2025, we identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above-mentioned period. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses. We will engage external advisors with subject matter expertise and additional external resources to provide assistance in assessing the control environment and in reviewing our financial and SEC reporting compliance. We also expect to engage additional external advisors to provide assistance in the areas of information technology and financial accounting. In addition, as a public company we will be required to file accurate and timely interim and annual reports with the SEC under the Exchange Act. In order to report our results of operations and financial statements on an accurate and timely basis, we will depend in part on third parties to provide timely and accurate notice of their costs to us. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from the Nasdaq Capital Market or other adverse consequences that would materially and adversely affect our business, financial condition, results of operations and prospects.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our Class A Ordinary Shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on the current and anticipated value of our assets and composition of our income and assets, we do not expect to be a PFIC for the current taxable year.

While we do not expect to be or become a PFIC for the taxable year ended December 31, 2025, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition and classification of our income, assets and operations. In particular, increased volatility in the market price of our Class A Ordinary Shares may significantly increase our risk of becoming a PFIC. The market price of our Class A Ordinary Shares may continue to fluctuate widely and, consequently, we cannot assure you of our PFIC status for any taxable year. Fluctuations in the market prices of our Class A Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unhooked intangibles, may be determined by reference to the market price of our Class A Ordinary Shares from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4. INFORMATION OF THE COMPANY

A. History and Development of the Company

General Information

Our corporate address is 3 Ang Mo Kio Street 62, #01-49 LINK@AMK, Singapore 569139. Our company email address is info@concordesecurity.com.

Our website can be found at www.concordesecurity.com. The information contained on our website is not a part of this annual report, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our Class A Ordinary Shares.

Corporate Structure

The chart below presents our current corporate structure, as of the date of this annual report:

Concorde International Group Ltd (BVI)
Concorde International Group Pte Ltd (Singapore) 100%
Concorde Security Pte Ltd (Singapore) 96.81%
Concorde i-Fast USA Inc. (USA) 100%
Concorde Security Limited (UK) 100%
Concorde Asia Pte Ltd (Singapore) 70%
Berjaya Academy Pte Ltd (Singapore) 70%
Concorde Security Sdn Bhd* (Malaysia) 49%
YOOV Group Holding Limited (BVI) 100%
YOOV Internet Technology Limited (Hong Kong) 100%
Potwin International Limited (BVI) 100%
YOOV Internet Technology (Asia) Limited (Hong Kong) 100%
YOOV Malaysia Sdn Bhd (Malaysia) 100%
YOOV Group Holding Pte Ltd (Singapore) 100%
YOOV Capital Limited (Hong Kong) 100%
Jump Group Limited (Hong Kong) 100%
BYOB Group Limited (Hong Kong) 100%
Good On Time Limited (Hong Kong) 75%
Interactive Union Limited (Hong Kong) 70%
Good Staywell HK Limited (Hong Kong) 30%
YOOV Internet Technology (HK) Limited (Hong Kong) 100%
YOOV Insurance Services Limited (Hong Kong) 65%

*	On January 23, 2026, the Group transferred the legal title of a 51% equity interest in Concorde Security Sdn Bhd, a wholly-owned subsidiary of the Group, to a third-party investor. Pursuant to a Deed of Trust entered into between the parties, the Group remains the 100% beneficial owner of Concorde Security Sdn Bhd Ltd, with the third-party holding the transferred equity interest solely in a nominee capacity for the benefit of the Group. As the Group retains full beneficial ownership and control over the subsidiary’s business and operations, Concorde Security Sdn Bhd continues to be 100% consolidated in the Group’s financial statements.

Dual Class Structure

Under our current memorandum and articles of association, we are authorized to issue up to a maximum of 350,000,000 ordinary shares with a par value of US$0.00001 each comprising (i) 250,000,000 Class A Ordinary Shares with a par value of US$0.00001 each; and (ii) 100,000,000 Class B Ordinary Shares with a par value of US$0.00001 each. Class B Ordinary Shares are entitled to one hundred votes per share on proposals requiring or requesting shareholder approval, unless prohibited by law. Class A Ordinary Shares are entitled to one vote on any such matter. Other than as to voting and conversion rights, Class B Ordinary Shares and Class A Ordinary Shares have the same rights and rank pari passu with one another, including the rights to dividends and other capital distributions. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

As of the date of this annual report, our Co-Chief Executive Officer and Chairman of the Board, Mr. Swee Kheng Chua retains controlling voting power in the Company based on having approximately 89.4% of all voting rights. This concentrated control may limit or preclude the ability of others to influence corporate matters including significant business decisions for the foreseeable future.

Our Corporate History

Concorde International was incorporated in the British Virgin Islands on May 2, 2023. Our registered office in the British Virgin Islands is at Conyers Trust Company (BVI) Limited of Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110. Our principal executive office is at 3 Ang Mo Kio Street 62, #01-49 LINK@AMK, Singapore 569139. Our telephone number at this location is +65 62960802. Our principal website address is https://concordesecurity.com. The information contained on our website does not form part of this annual report.

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

Concorde Security Pte Ltd (Singapore) was incorporated on June 16, 2005. Concorde Security Pte Ltd’s main business is in the provision of man-guarding and i-Guarding services in Singapore. It has received numerous awards and recognition. Notably, it has received various grants from the IMDA.

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

On January 1, 2019, Lek Seck Tin invested US$1,000,000 in exchange for an equity stake of 1.48% of Concorde Security Pte Ltd (Singapore).

On November 27, 2018, Wolfgang Steuerle and Yogeshwari A/P Subramaniam invested US$500,000 in exchange for an equity stake of 0.74% of Concorde Security Pte Ltd (Singapore).

On July 29, 2005, Sharifah Noriati Binte Said Omar was allocated 0.98% of Concorde Security Pte Ltd (Singapore) in lieu of services provided.

Concorde Security Sdn Bhd (Malaysia), Concorde Singapore’s 100% owned subsidiary, was incorporated in Malaysia on January 13, 2015. On January 23, 2026, we disposed of a 51% equity interest in Concorde Security Sdn Bhd to a third-party investor.

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

Concorde Asia Pte Ltd, Concorde Singapore’s 70% indirectly owned subsidiary, was incorporated in Singapore on October 8, 2013.

Berjaya Academy Pte Ltd, Concorde Singapore’s 70% indirectly owned subsidiary, was formed in Singapore on March 6, 2020.

Concorde i-FAST USA Inc. (Texas), Concorde Singapore’s 100% owned subsidiary, was incorporated in State of Texas on April 25, 2024.

On March 18, 2026, the Company completed the merger with YOOV Group Holding Limited (“YOOV”), pursuant to an Agreement and Plan of Merger dated February 3, 2026 (the “Merger Agreement”) and a waiver agreement dated March 18, 2026 (the “Waiver Agreement”), by and between the Company and YOOV. Upon the completion of the transaction, YOOV became a wholly owned subsidiary of the Company.

Group Reorganization

In connection with our initial public offering, we have undertaken a reorganization of our corporate structure (the “Reorganization”) in the following steps:

●	On May 2, 2023, Concorde International Group Ltd was incorporated under the laws of the British Virgin Islands;

●	On June 12, 2023, we incorporated Concorde International Group Pte Ltd as a wholly owned subsidiary of Concorde International Group Ltd;

●	On July 31, 2023, Concorde International Group Pte Ltd acquired 100% of the equity interests in Concorde Security Limited from Concorde Group Pte Ltd;

●	On October 27, 2023, Concorde International Group Pte Ltd acquired 100% of the equity interests in Concorde Security Sdn Bhd from Swee Kheng Chua;

●	On November 1, 2023, Concorde International Group Pte Ltd acquired 96.81% of the equity interests in Concorde Security Pte Ltd from Swee Kheng Chua. Concorde Security Pte Ltd is a 96.81% subsidiary of Concorde International Group Pte Ltd;

●	On November 1, 2023, Concorde International Group Pte Ltd acquired 100% of the equity interests in Concorde Asia Pte Ltd from Swee Kheng Chua. On November 3, 2023, Weilekai Investment Pte Ltd acquired 30% of the equity interests in Concorde Asia Pte Ltd from Concorde International Group Pte Ltd. Consequently, Concorde Asia Pte Ltd is a 70% indirectly owned subsidiary of Concorde International Group Pte Ltd;

●	On November 1, 2023, Concorde International Group Pte Ltd acquired 100% of the equity interests in Berjaya Academy Pte Ltd from Sharifah Noriati Binte Said Omar. On November 8, 2023, Weilekai Investment Pte Ltd acquired 30% of the equity interests in Berjaya Academy Pte Ltd from Concorde International Group Pte Ltd;

●	On April 25, 2024, Concorde i-FAST USA Inc. was incorporated in the State of Texas as a wholly owned subsidiary of Concorde International Group Ltd.

Consequently, Concorde International Group Ltd, through a restructuring which is accounted for as a reorganization of entities under common control, became the ultimate holding company of all the companies mentioned above.

Recent Developments

Initial Public Offering

On April 22, 2025, the Company was successfully listed on the Nasdaq Capital Market under the symbol “CIGL” on April 22, 2025, and on April 23, 2025, it issued an aggregate of 1,250,000 Class A Ordinary Shares, for total gross proceeds of US$5,000,000, receiving net proceeds of US$4,371,614 after deducting underwriting discounts and commissions, the non-accountable expense allowance, and other expenses from the offering.

Subsequently, on May 2, 2025, the representative fully exercised the over-allotment option to purchase an additional 187,500 Class A Ordinary Shares at the public offering price, resulting in gross proceeds of US$750,000. The Company received same-day wire transfers totaling US$693,750 after netting off underwriting discount in connection with the issuance of the option shares.

Convertible Notes Financing

On June 10, 2024, Softbank Robotics Singapore Pte Ltd (“Softbank”) subscribed to a USD 1,000,000 convertible note (“Note”) with a 24-month maturity period with the Company. The Note shall be convertible to the Company’s Class A Ordinary Shares at a conversion price that is equal to the higher of (i) the price per share paid by investors for Class A Ordinary Shares in the Company’s initial public offering or (ii) a 15% discount to the volume weighted average price during the sixty-day period prior to the date of notice of conversion is given to the Company at Softbank’s sole discretion after one year from the date of issuance.

On September 12, 2025, Softbank furnished a duly executed note conversion notice (the “Conversion Notice”) pursuant to which Softbank converted the original principal amount of US$1,000,000.00 and accrued but unpaid interest in the amount of US$36,328.69 of the Note into 259,082 Class A Ordinary Shares (the “Conversion Shares”), par value US$0.00001 per share, of the Company. According to the Note and the Conversion Notice, Softbank discharged the entire loan amount and accrued unpaid interest of the Note in exchange for receiving the Conversion Shares at a conversion price of US$4.00 per share.

2025 Equity Incentive Plans

On October 1, 2025, the compensation committee and board of directors of the Company approved the 2025 equity incentive plans. On November 10, 2025, the Company granted an aggregate of 4,400,000 restricted Class A Ordinary Shares under its 2025 Equity Incentive Plan to an employee and certain consultants of the Company in consideration of services rendered to the Company.

The YOOV Merger

On March 18, 2026, the Company completed the merger with YOOV Group Holding Limited (“YOOV”), pursuant to an Agreement and Plan of Merger dated February 3, 2026 (the “Merger Agreement”) and a waiver agreement dated March 18, 2026 (the “Waiver Agreement”), by and between the Company and YOOV. Upon the completion of the transaction, YOOV became a wholly owned subsidiary of the Company. In connection with the closing of the merger with YOOV, the Company issued 200,000,000 newly issued Class A Ordinary Shares to shareholders of YOOV.

YOOV is a holding company incorporated in the British Virgin Islands with no material operations of its own. Headquartered in Hong Kong, YOOV operates its sales and operations offices in Australia, Hong Kong, Malaysia, and Taiwan. YOOV is a prominent provider of Artificial Intelligence-as-a-Service (AIaaS) solutions, specializing in intelligent business automation. AIaaS enables businesses to incorporate AI technologies and capabilities through a cloud platform without the need for significant infrastructure investment. YOOV derives the vast majority of its revenues from operations in Hong Kong. A significant portion of its management, employees, and business operations are based in Hong Kong.

In connection with the merger with YOOV, the Company commenced trading under the new ticker symbol “YOOV” on the Nasdaq Capital Market, effective April 13, 2026. The CUSIP number of the Company’s Class A Ordinary Shares remains unchanged.

B. Business overview

Our Business Model

Concorde International Group Ltd is an integrated security services provider that combines physical manpower and innovative technology to deliver effective security solutions. From 2020 to 2021, in recognition of our technology and solutions, we were included in the “Pre-approved IT solutions vendor” under the category of security, by the IMDA. From 2022 to 2023, in recognition of our technology solution, the IMDA approved our solutions in the Singapore government’s ADS under the Small Medium Enterprises Go Digital Programme. In 2025, we were awarded Best FM Partner (Security) 2025 by Singapore International Facility Management Association. See “—Our Awards and Recognitions” for more information. With these awards and recognitions, we believe we are the leading solution provider in Singapore. Through the integration of our patented technology solution, we help our clients reduce costs and enhance security. We have experienced significant revenue growth, primarily driven by the increasing labor costs and increasing demands in security and facilities management.

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

We offer a range of services to enhance security and safety: (1) i-Guarding Services; (2) Man-Guarding Services; and (3) Consultancy and Training Services. Our i-Guarding Services leverages technology to increase efficiency, with a mobile platform and cluster® aggregation model of higher skillset workforce. For the fiscal years ended December 31, 2025, 2024 and 2023, our i-Guarding Services accounted for 97.1%, 97.6% and 98.1% of our consolidated revenues, respectively. Man-Guarding Services employs trained security officers to maintain safety and deter unlawful activities. For the fiscal years ended December 31, 2025, 2024 and 2023, it accounted for 1.4%, 1.1% and 1.4% of our consolidated revenues, respectively. For the fiscal year ended December 31, 2025, 2024 and 2023, our revenue from others accounted for 1.5%, 1.3% and 0.5% of our consolidated revenue, respectively, which was mainly related to a one-off sales of security consumable and consultancy and training services that provide expert guidance tailored to clients’ needs.

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

Our company’s second flagship product is the Intelligent Facility Authenticator (“IFA”). The IFA is an innovative solution that leverages advanced kiosk technology to enhance security and streamline visitor management. In response to the challenges of limited manpower and rising costs, the IFA system automates the issuance of secure passes and access cards, eliminating the need for physical human interaction. It works by sending secure pass-icons to visitors, verifying their identity upon entry, and dispensing access cards with varying levels of security clearance. This technology not only enhances security within buildings but also offers efficient visitor management services, making it a game-changer in industries where kiosk adoption is increasing. Ultimately, IFA represents a significant advancement in security access control without relying on human intervention.

In August 2025, Concorde International Group Pte. Ltd. entered into a Software Purchase Agreement with Business Risk Investments Pty Ltd to acquire the proprietary “Software Risk” software and related assets. Software Risk is a cloud-based SaaS facilities management platform designed to centralize oversight of maintenance, security, and operational workflows across single or multiple sites, providing an all-in-one system for managing maintenance, physical security, visitor access, cleaning, waste disposal, environmental monitoring, incident reporting, and task scheduling. With intuitive web and mobile applications, managers can automate workflows, receive real-time data, and track resources, enabling greater efficiency, cost savings, and higher service standards. Integrated into our patented Mobile Surveillance and Response ecosystem, we believe Software Risk will transform our service offering into a unified platform that combines facilities management with mobile surveillance and rapid response, and further enhance incident management, strengthens resource coordination, and delivers greater operational visibility across client sites.

As of the date of this annual report, approximately 99% of our clients were based in Singapore, with less than 1% of the Group’s revenue derived from Australia. During the fiscal year ended December 31, 2025, the Group primarily anchored in the Singapore market, where the security services industry continues to undergo structural transformation. We continued to prioritize the renewal and acquisition of recurring contracts, which provide revenue visibility and support long-term financial stability. For the fiscal year ended December 31, 2025, our top two customers, ST Engineering Synthesis Pte Ltd and People’s Association at One Tampines Hub accounted for approximately 9% and 6% of our total revenue, respectively. For the fiscal year ended December 31, 2024, our top two customers, People’s Association at OneTampinesHub and People’s Association at OnePunggol accounted for 7% and 6% of our total revenue, respectively. For the fiscal year ended December 31, 2023, our top two customers, Singapore University of Technology and Design and People’s Association at OnePunggol accounted for approximately 8% and 7% of our total revenue, respectively.

Our Products and Services

Guarding Services

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

According to the diagram, our i-Guarding service consists of a mobile monitoring and response vehicle (known as the IFS) that patrols a designated radius, covering numerous buildings or locations within a 24-hour period. Each building or location installs electronic security systems that include access control systems, security monitoring cameras, and sensors that can be integrated with our IFS. As a result, instead of deploying guards at each location, these electronic security systems can be used. These systems are connected to our IFS via existing telecommunications infrastructures, including Super Wifi, 4G, or 5G networks. Should an alarm be triggered, the IFS will immediately respond via the remote command center within the vehicle and provide on- site response if the need arises. As a result, clients can reduce their reliance on manpower guards.

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

For the fiscal years ended December 31, 2025, 2024 and 2023, our i-Guarding Services accounted for approximately 97.1%, 97.6% and 98.1% of our consolidated revenues, respectively. It also encompasses the design, implementation, and installation of security systems to protect physical assets and personnel from potential threats and vulnerabilities. This includes IFA, Visitor Management Systems, Keys Management Systems, security turnstile facilities, Internet of Things devices, and other smart security solutions. It involves a strategic assessment of risks, the selection and deployment of appropriate security measures, and the establishment of protocols for ongoing maintenance and monitoring. This integrated approach ensures the safety and integrity of the environment or infrastructure in question, encompassing both physical security elements such as surveillance systems, access controls, and alarm systems. The ultimate goal of a security project and installation is to mitigate risks and safeguard against unauthorized access, theft, and other security threats.

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

For the fiscal year ended December 31, 2025, 2024 and 2023, our Man-Guarding Services was approximately 1.4%, 1.1% and 1.4% of our total revenues, respectively.

Consultancy and Training Service

Consultancy and training services provide expert guidance and training support to clients seeking to enhance their security and safety knowledge domains. The service is structured specifically to meet the clients’ needs.

For the fiscal year ended December 31, 2025, 2024 and 2023, our Consultancy and Training Service was approximately 1.5%, 0.5% and 0.50% respectively, of our total revenues.

Our Awards and Recognitions

Since our transition into a security solution services company using our unique business model innovation with our technological inventive solution in 2014, we received a number of awards and accreditations in recognition of our performance and quality services. The following table sets forth the awards and accreditations we have been granted up to December 31, 2025:

Year	Award/Recognition	Awarded by or Recognized by	Recipient
2014	Business Model Innovation Award	Singapore Manufacturing Federation	Concorde Security Pte Ltd
2015	Best Innovative Use of Infocomm Technology Award	Singapore Infocomm Technology Federation (SiTF)	Concorde Security Pte Ltd
2016	Most Innovative Use of Infocomm Technology (Private Sector — SME) Award	IMDA and Singapore Infocomm Technology Federation (SiTF)	Concorde Security Pte Ltd
2017	IP Awards	World Intellectual Property Organization — Intellectual Property Office of Singapore (WIPO-IPOS)	Concorde Security Pte Ltd & Concorde Asia Pte Ltd
2017	Case Study: The Transformation of Concorde Security Pte Ltd	Nanyang Technopreneurship Center	Concorde Security Pte Ltd
2017	Main Case The Resilience of a Disruptive Innovator: Concorde Security	Singapore Management University and Harvard Business Publishing Education	Concorde Security Pte Ltd
2018 – 2019	Industry Transformation Map Pilot Programme	IMDA	Concorde Security Pte Ltd
2020 – 2021	Pre-approved IT solutions vendor under category of security	IMDA	Concorde Security Pte Ltd
2022 – 2023	ADS under the SMEs Go Digital Programme	IMDA	Concorde Security Pte Ltd
2025	Best FM Partner (Security)	Singapore International Facility Management Association	Concorde Security Pte Ltd
2025	SME Icon Award	ASEAN International Fair Trade Services, Malaysia	Concorde Security Pte Ltd

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

●	Maintain our high-quality customer base. We believe customer retention is also strongly correlated with the credit quality of our customers. We plan to maintain our focus on strict underwriting standards and will establish processes to evaluate potential new customers’ creditworthiness to improve our customer selection or require upfront payments for higher-risk customers. We expect that our focus on generating high-quality customers will continue to result in a portfolio of customers with attractive credit scores, thereby improving retention, decreasing credit risk exposure, and generating a strong, long-term customer portfolio that generates robust returns on new customer acquisition expenditures and drives strong cash flow generation.

●	Disciplined expansion of our patented protected solution beyond Singapore. Building upon our achievements in the Singapore market, we continue to execute our regional expansion roadmap, pivoting from traditional security services toward a high-margin, Technology-as-a-Service model. Over the next 15 months, our strategy is underpinned by a robust sales pipeline and secured multi-year contracts from Singapore Statutory Boards. These high-value partnerships validate our IFS cluster aggregation model, which successfully transitions traditional man-guarding into an innovation-led ecosystem that enhances service delivery while effectively mitigating rising labor costs.

Marketing and Advertising

As of the date of this annual report, we serve approximately 92 customers in Singapore. Our marketing strategies target both our existing customers and potential new ones.

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

Collaborations

S/No	Company/Organization	Summary of Collaboration
1	ST Engineering Synthesis Pte Ltd	Provision of technology solutions including security services for the Punggol Digital District as part of Singapore’s Smart Nation initiative, in which is a key project aimed at integrating digital technology and smart solutions to create a modern and connected urban environment.
2	Infocomm Media Development Authority	Funding grants from the Singapore government to support technological transformation of clients in Singapore.
3	Kyowa Security Guard & General Services Pte Ltd	Provision of I Guarding Services and Solutions to reduce the reliance of security manpower and enhance of security outcome.
4	Exploit Technologies Pte Ltd	Deployment and integration of network devices with the TV white space technology in Singapore.
5	Guardforce AI Singapore Pte Ltd	Distribution and technology integration of Guardforce AI’s robotics solutions in Singapore. Target market includes shopping centers, hotels, exhibition centers.
6	Ryde Group Ltd.	Provision of cross-sector workforce transformation in Singapore by creating up to 5,000 flexible security-related job opportunities for Ryde’s driver-partners through the integration of Concorde’s patented Cluster™ Mobile Command Center technology and specialized training.

Legal Proceedings

See Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Regulations

Our business operations are not subject to any special legislation or regulatory controls other than those generally applicable to companies and businesses incorporated and/or operating in Singapore.

Police Regulatory Department (PRD)

The PRD of Singapore regulates sectors that pose risks to a safe, secure and orderly society under various regimes in support of Singapore’s Police Force’s mission to prevent, deter and detect crime. The PRD is responsible for policy formulation, application processing and enforcement action across its licensing regimes. The private security industry falls under the PRD’s licensing regime which is regulated by the Private Security Industry Act 2007 and its subsidiary legislation.

Personal Data Protection Act (PDPA)

Data Protection Obligations

The PDPA establishes the Singapore regime for the protection of personal data, and governs the collection, use and disclosure of personal data by organizations. In this regard, “personal data” as defined under the PDPA refers to data, whether true or not, about an individual who can be identified from that data or other information to which the organization has or is likely to have access.

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

Infocomm Media Development Authority (IMDA)

The IMDA is a statutory board under the Singapore Ministry of Communications and Information. IMDA provides numerous programmes, policies and grants that cater to industries and communities. IMDA also protects consumers’ privacy through the PDPC.

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

C. Organizational Structure

See “Item 4. Information on the Company—A. History and Development of the Company—Corporate Structure” above for details of our current organizational structure.

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

Country	Patent Number	Grant Date	Notes
Australia	2013403341	29 November 2018	—
Austria	—	3 March 2021	Validated
Belgium	—	3 March 2021	Validated
Canada	2927618	12 November 2024	—
Denmark	—	3 March 2021	Validated
Europe	3058557	3 March 2021	—
Finland	—	3 March 2021	Validated
France	—	3 March 2021	Validated
Germany	—	3 March 2021	Validated
Indonesia	IDP000068823	18 May 2020	—
Ireland	—	3 March 2021	Validated
Italy	—	3 March 2021	Validated
Luxembourg	—	3 March 2021	Validated
Malaysia	MY-187148-A	4 September 2021	—
Mexico	366057	26 June 2019	—
Netherlands	—	3 March 2021	Validated
Portugal	—	3 March 2021	Validated
Saudi Arabia	6402	2 April 2019	—
Singapore	11201401790Q	30 March 2015	—
South Africa	2016/03082	29 November 2017	—
Spain	—	3 March 2021	Validated
Sri Lanka	18746	16 October 2017	—
Sweden	—	3 March 2021	Validated
Switzerland & Liechtenstein	—	3 March 2021	Validated
Taiwan	1647662	11 January 2019	—
Thailand	90976	16 January 2023	—
Turkey	TR2021009092T4	3 March 2021	Validated
UK	—	3 March 2021	Validated
US	US 11,854,354B2	26 December 2023
Vietnam	28278	7 April 2021	—

Continue-In-Part Patent Applications (pending examination)

Country	Patent Application Number	Filing Date	Notes
US (continue-in-part)	18512004	16 November 2023	Pending Exam/Grant
India	202444088403	15 November 2024	Pending Exam/Grant
Japan	2024-199666	15 November 2024	Pending Exam/Grant
New Zealand	816292	15 November 2024	Pending Exam/Grant
Qatar	QA/202411/00952	16 November 2023	Pending Exam/Grant
UAE	P2024-03074	16 November 2023	Pending Exam/Grant
PCT	PCT/SG2024/050740	15 November 2024	Pending Exam/Grant

Patent #2: Security control system for granting access and security control method thereof

Country	Patent Number	Grant Date	Notes
Australia	2014398695	3 January 2019	—
Cambodia	KH/GRRP.SG/00009	5 March 2018	—
Canada	2,953,503	17 September 2019	—
Europe	3161564	31 July 2024	—
Hong Kong	HK1237435	28 March 2025	—
Indonesia	IDP000054272	30 October 2018	—
Japan (Divisional)	6816218	25 December 2020	—
Korea	19-2387126	12 April 2022	—
Malaysia	MY-177786-A	23 September 2020	—
Philippines	1-2016 502598	16 March 2022	—
Qatar	B.K.Q. 184/2021	28 November 2021	—
Saudi Arabia	SA 7729	21 March 2021	—
Singapore	11201407621R	29 March 2017	—
South Africa	2017/00401	25 April 2018	—
Taiwan	1653608	11 March 2019	—
Thailand	100298	22 April 2024	—
UAE	4981	16 December 2022
US	US 9,786,106 B2	10 October 2017	—
Vietnam	31865	4 April 2022	—

Europe Patent Validated Countries:

Country	Patent Number	Grant Date	Notes
Unitary Patent System (18 Countries)	3161564	31 July 2024	Validated
Czech Republic	—	31 July 2024	Validated
Ireland	—	31 July 2024	Validated
Monaco	—	31 July 2024	Validated
Norway	—	31 July 2024	Validated
Poland	—	31 July 2024	Validated
Spain	—	31 July 2024	Validated
Switzerland & Liechtenstein	—	31 July 2024	Validated
Turkey	—	31 July 2024	Validated
UK	—	31 July 2024	Validated

Patent #3: An offshore security monitoring system and method

Country	Patent Number	Grant Date	Notes
Australia	2014405635	25 July 2019	—
Europe	3188964	4 August 2021	—
Malaysia	MY-184329-A	1 April 2021	—
Singapore	11201701752U	7 April 2020	—
UK	3188964	4 August 2021	Validated
US	US 9,953,513 B2	24 April 2018	—

Patent #4: Mobile Monitoring System, Mobile Monitoring Unit and Mobile Monitoring Method

Country	Patent Number	Grant Date	Notes
Australia	2018425896	2 May 2024	—
Bangladesh	1006362	9 February 2022	—
Europe	—	—	Pending Exam/Grant
Hong Kong	—	—	Pending Registration of EP Grant
Malaysia	MY-206494-A	18 December 2024	—
Qatar	—	—	Pending Exam/Grant
Singapore	11202011337V	17 September 2025	—
UAE	8805	17 September 2025	—
US	US 11,688,270 B2	27 June 2023
Malaysia (Divisional)	—	—	Pending Exam/Grant

We also own a portfolio of trademarks and trademark applications in Singapore and globally as shown below:

Trademark #1: CONCORDE

Country	Trademark Number	Grant Date	Notes
Singapore	40201806077W	4 July 2019	—
International Registration (IR)	1446192	2 October 2018	—
IR — UK	1446192	15 April 2019	—

Trademark #2: CLUSTER

Country	Trademark Number	Grant Date	Notes
Singapore	40202110784Q	16 December 2021	—

Trademark #3: Aggregate

Country	Trademark Number	Grant Date	Notes
Singapore	40202503358T	31 July 2025	—

Design #1: Terminal with Screen

Country	Design Number	Grant Date	Notes
Singapore	30201703562R	5 April 2017	—

Facilities

We own approximately 735 sqm of office space in Singapore, which serves as our corporate headquarters. It is located at 3 Ang Mo Kio Street 62, #01-49 LINK@AMK, Singapore 569139.

Additionally, we lease approximately 292 sqm of office space in Singapore, as follows:

●	Block 808 French Road, #03-27 Kitchener Complex, Singapore 200808. Approximately 92 (Sqm), with a term from July 1, 2024 to June 30, 2027.

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

A. Operating Results

Introduction

For the year ended December 31, 2025, the Group reported a significant net non-GAAP loss before tax amid ongoing transitions and local market challenges. Notwithstanding this temporary setback, the underlying strength of our proven business model and the sustained demand for our services underscore our resilience. This short-term impact is consistent with our strategic focus on building sustainable market growth and reflects our continued commitment to, and readiness for, anticipated market expansion.

Revenue increased mainly driven by the acquisition of new clients during the year. The Company believes this growth reflects the competitive strength of its service offerings in the Singapore market and indicates increasing market demand. Revenue rose by US$1,984,775, or 18.9%, from US$10,490,668 for the year ended December 31, 2024 to US$12,475,443 for the year ended December 31, 2025.

Net loss decreased significantly by US$68,420,713, or 81.8%, from US $83,623,097 for the year ended December 31, 2024 to US$15,202,384 for the year ended December 31, 2025. This substantial improvement was primarily driven by a marked reduction in share-based compensation expense, which declined by US$72,287,336 from US$83,155,336 during the year ended 2024 (pre-IPO) to US$10,868,000 during the year ended 2025 (post-IPO).

While revenue increased during the current financial year, increased professional fees of US$3,290,887 and higher employee benefit expenses of US$783,394 partially offset the overall improvement in profitability.

Key Factors Affecting Our Results of Operations

Demand for Our Services

For the fiscal years ended December 31, 2025, 2024, and 2023, our business was primarily locally derived. Demand for security services in Singapore remains structurally resilient and growing, supported by heightened security risks, urban density, and regulatory requirements. The industry continues to benefit from strong government backing under initiatives such as the Security Industry Transformation Map (ITM) 2025, which is driving higher standards, technology adoption and integrated security solutions.

In addition, increasing digitalization, growth in data centers, and stricter cybersecurity and operational resilience requirements are expanding the scope of security services beyond traditional manpower-based guarding to include technology-enabled and integrated security solutions, further supporting demand growth.

However, demand for our services remains significantly influenced by government and regulatory policies. Regulatory frameworks such as licensing requirements, progressive wage mandates, outcome-based contracting, and higher entry barriers for security agencies may impact industry dynamics, cost structures, and service demand. Changes in such policies, including evolving security, labor, and technology regulations, could materially affect the demand and delivery model for our services.

The Singapore security industry is also highly competitive and undergoing transformation from a traditionally manpower-intensive model to one that emphasizes productivity and technology integration. This transition, coupled with a large number of licensed security agencies in the market, may exert downward pressure on pricing and margins, particularly where service buyers remain cost sensitive.

Our Relationships with Major Customers

Our future growth and profitability are significantly dependent on our ability to maintain close and mutually beneficial relationships with existing customers and to expand our customer base. For the fiscal years ended December 31, 2025, 2024 and 2023, the total sales to our five largest customers accounted for 30%, 23% and 33% of our total revenue, respectively.

There is no assurance that our major customers will continue to be satisfied with our services and will continue to be our customer. Demand for our services is closely linked to service quality and customer satisfaction, as buyers increasingly prioritize outcome-based performance and integrated solutions. Failure to meet evolving customer expectations, including reliability, technology capabilities, and regulatory compliance, may result in the loss of existing contracts and adversely affect our ability to secure new business.

Ability to secure new contract

Our business and revenue growth depend significantly on our ability to secure new contracts and renew existing contracts. The security services industry in Singapore is mature and highly competitive, with numerous established service providers competing on price, service quality and technological capabilities. If we are unable to successfully compete for new contracts or renew existing contracts on commercially acceptable terms, our revenue, profitability and results of operations may be materially and adversely affected.

Cost of Labor

Our business is labor-intensive and our results of operations are significantly affected by labor costs. In Singapore, the Progressive Wage Model mandates minimum wage requirements and wage progression for security personnel. Any increases in wage levels, whether due to regulatory changes, market conditions or labor shortages, may increase our operating costs. If we are unable to pass on such increased costs to our customers, our gross profit margins and overall profitability may be materially and adversely affected.

Cost of subcontracting

As part of our strategy to focus on patented, technology-integrated service offerings, we increasingly subcontract traditional manpower to a related party. Our results of operations are therefore exposed to fluctuations in subcontracting costs, which are influenced by market labor conditions and vendor pricing. Any significant increase in subcontracting costs, particularly if not offset by corresponding increases in service fees, may have a material and adverse effect on our gross profit margins and financial performance.

Gross profit margin

Our ability to maintain and improve our gross profit margins depends on our ability to effectively manage and negotiate subcontracting and operating costs, as well as on our customers’ willingness to adopt technology-driven security solutions that reduce reliance on manual labor. If we are unable to achieve cost efficiencies or if customers are slow to adopt such solutions, we may continue to rely on more labor-intensive services, which could result in lower margins. This may materially and adversely affect our profitability and results of operations.

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

We will remain an emerging growth company until one of the following occurs: (i) our total annual gross revenues are US$1.235 billion or more. (ii) we issue more than US$1 billion in non-convertible debt in the past three years. or (iii) we become a “large accelerated filer” under the Exchange Act, which could occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

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

	2025		2024		2023
	$	% of Revenue	$	% of Revenue	$	% of Revenue
Revenues
I-Guarding Services	12,111,955	97.1%	10,236,195	97.6%	10,452,263	98.1%
Man Guarding Services	175,345	1.4%	120,354	1.1%	150,314	1.4%
Others	188,143	1.5%	134,119	1.3%	53,416	0.5%
Total Revenue	12,475,443		10,490,668		10,655,993

Cost and expenses
Cost of revenue, excluding depreciation and amortization	(8,628,602)	69.2%	(6,875,141)	65.5%	(7,662,024)	71.9%

Other income
Receipt of government grants	182,528		164,197		47,894
Interest income	28,217		38,922		30,560
Fair value adjustment	68,551		(117,973)
Compensation received	178,088		355,879		-
Others	46,275		60,635		158,457
	503,659	4.0%	501,660	4.8%	236,911	2.2%

Employee benefits expenses	(2,935,364)	23.5%	(2,151,970)	20.5%	(1,311,345)	12.3%

Depreciation and amortization expense	(589,976)	4.7%	(279,543)	2.7%	(329,836)	3.1%

Expected credit loss	(59,645)	0.5%	(562,755)	5.4%	69,763	0.7%

Other expenses
Bad debt written off	-		(3,447)		176,856
Professional fees	(4,208,903)		(918,016)		(121,773)
Distribution expenses	(188,429)		(99,515)		(102,971)
Office expenses	(358,390)		(185,258)		(221,371)
Property management expenses	(22,668)		(1,542)		(31,342)
Others	71,778		(49,370)		(83,801)
	(4,706,612)	37.7%	(1,257,148)	12.0%	(384,402)	3.6%

Share-based compensation expense	(10,868,000)	87.1%	(83,155,336)	792.7%	-	-

Finance costs	(296,152)	2.4%	(218,630)	2.1%	(149,626)	1.4%
Net(Loss)/Profit before tax	(15,105,249)		(83,508,195)		1,125,434
Income tax expense	(97,135)		(114,902)		(131,240)
Net (Loss)/Profit before tax	(15,202,384)		(83,623,097)		994,194

Comparison of Years Ended December 31, 2025 and 2024

Revenues

Revenues. The principal activities of the Company for the years ended December 31, 2025 and 2024 were providing I-Guarding service and Man Guarding service. Revenue for the years ended December 31, 2025 and 2024 was US$12,475,443 and US$10,490,668, respectively, representing increase of 18.9% which was primarily driven by a combination of the addition of new customers through projects tendering.

Revenue from Man Guarding Services. Revenue from Man Guarding Services increased by US$54,991, or 45.7%, to US$175,345 for the year ended December 31, 2025, from US$120,354 for the year ended December 31, 2024. This increase was driven by customer-specific requirements during the period. Notwithstanding this growth, the broader trend reflects a strategic shift in customer preferences toward I-Guarding’s integrated security solutions, which combine technology-driven surveillance, remote monitoring, and data analytics to deliver greater efficiency, scalability, and cost-effectiveness compared to traditional Man Guarding services.

Revenue from I-Guarding Services. Revenue from I-Guarding Services increased by US$1,875,760, or 18.3%, to US$12,111,955 for the year ended December 31, 2025, from US$10,236,195 in the preceding year. This growth was primarily driven by heightened demand for security services in Singapore, supported by increased enforcement of regulatory requirements, wider adoption of the Progressive Wage Model, and a growing emphasis on integrated security solutions and digital surveillance across commercial and public sectors.

Revenue from Others. Revenue from others increase by US$54,024, or 40.3%, to US$188,143 for the year ended December 31, 2025 from US$134,119 for the year ended December 31, 2024. The increase is primarily due to the revenue generated by Berjaya Academy Pte. Ltd. For the year ended December 31, 2025, Berjaya Academy Pte. Ltd. generated revenue of US$188,142, compared to US$56,625 for the year ended December 31, 2024, which was derived from the delivery of government-approved security courses. This significant increase reflects strong market demand and further reinforces our position as a leading provider in Singapore’s security training industry.

Cost and expenses

Cost of revenue (exclusive of depreciation and amortization). Cost of revenue (exclusive of depreciation and amortization expense) mainly includes sub-contractor cost, guards labor cost, guards related employees’ expenses and consumables. Our cost of sales increased by US$1,753,461, or 25.5%, to US$8,628,602 for the year ended December 31, 2025, from US$6,875,141 for the year ended December 31, 2024. Higher cost of revenue was in line with increase in revenue. As part of our strategy to focus on patented, technology-integrated service offerings, we increasingly subcontract traditional manpower and installation services to third-party vendors.

Depreciation and amortization expense. Depreciation and amortization include depreciation and amortization of property and equipment; and intangible assets such as trademark and patents. Depreciation and amortization increased by US$310,433, or 111%, to US$589,976 for the year ended December 31, 2025 from US$279,543 for the year ended December 31, 2024. The increase is attributed to the increase in depreciation of property and equipment of US$316,525, increase in depreciation of right-of-use assets of US$47,354 offset with decline in amortization expense for intangible assets of US$53,446.

Employee Benefits Expenses. Our staff expenses consist primarily of non-guard related employee expenses. Our employee expenses increased by US$783,394, or 36.4%, to US$2,935,364 for the year ended December 31, 2025 from US$2,151,970 for the year ended December 31, 2024. Such increase as a result of the Company’s listing, the Group incurred costs related to Board of Directors’ emoluments and adjusted key professional salaries to remain competitive and retain talent.

Expected credit loss. Expected credit loss decreased significantly by US$503,110, or 89.4%, to US$59,645 for the year ended December 31, 2025, from US$562,755 for the year ended December 31, 2024. This reduction was primarily attributable to improved credit quality of trade receivables, strengthened collection efforts, and the settlement of previously outstanding balances. In addition, tighter credit risk management practices and a more selective approach to customer onboarding contributed to the lower level of impairment recognized during the year.

Professional fees. Professional fees include consultancy fees incurred in the area of accounting, auditing, legal and secretarial work. Professional fees increased by US$3,290,887, or 358%, to US$4,208,903 for the year ended December 31, 2025 from US$918,016 for the year ended December 31, 2024. The increase was primarily attributable to professional and advisory services related to the Company’s listing exercise and consultancy services engaged for global business development.

Distribution expenses. Distribution expenses include expenses incurred for transportation, telecommunication, publicity and entertainment. Distribution expenses increased by US$88,914, or 89.3%, to US$188,429 for the year ended December 31, 2025 from US$99,515 for the year ended December 31, 2024. The increase is primarily due to higher management travel expenses incurred in connection with global business development activities.

Office expenses. Office expenses include expenses incurred for miscellaneous office administration such as subscriptions, office supplies, utility and office insurance. Office expenses increased by US$173,132, or 93.5%, to US$358,390 for the year ended December 31, 2025 from US$185,258 for the year ended December 31, 2024. Such increase was primarily due to increase in insurance expense of US$106,837, office supplies amounting to US$26,847, subscription fee expense of US$27,034 and other office expenses.

Property management expenses. Property management expenses, which comprise property management fees and sinking fund contributions, increased by US$21,126, or 1,370%, to US$22,668 for the year ended December 31, 2025, from US$1,542 for the year ended December 31, 2024. The increase was primarily attributable to adjustments made to the prior year figures, which resulted in an understated expense base for 2024. As a result, the year-on-year comparison is not fully comparable. Excluding the impact of these prior year adjustments, the underlying property management expenses remained relatively stable.

Others. Other income/(expenses), which comprise foreign currency exchange gains or losses and miscellaneous low-value items, decreased by US$121,148, or 245%, to US$(71,778) for the year ended December 31, 2025, from US$49,370 for the year ended December 31, 2024. The decrease was mainly driven by the appreciation of the Singapore dollar against the U.S. dollar, which resulted in a foreign exchange gain of US$117,134 for the year ended December 31, 2025, compared to the prior year.

Finance costs. Finance costs, which comprise interest on debts as well as interest on lease liabilities, increased by US$77,522, or 35.5%, to US$296,152 for the year ended December 31, 2025, from US$218,630 for the year ended December 31, 2024. The increase was primarily attributable to higher interest expenses on debts, which rose by US$71,419 due to overall increase in prevailing interest rates.

Comparison of Years Ended December 31, 2024 and 2023

Revenues

Revenues. The principal activities of the Company for the years ended December 31, 2024 and 2023 were providing I-Guarding service and Man Guarding service. Revenue for the years ended December 31, 2024 and 2023 was US$10,490,668 and US$10,655,993, respectively, representing decrease of 1.6%. Revenue remains stable as we continue to conserve operational capacity for global market growth plans.

Revenue from Man Guarding Services. Revenue from Man Guarding Services decreased by US$29,960, or 20%, to US$120,354 for the year ended December 31, 2024, from US$150,314 for the year ended December 31, 2023. This line of revenue consist entirely of a sole customer.

Revenue from I-Guarding Services. Revenue from I-Guarding Services decrease by US$216,068, or 2.1%, to US$10,236,195 for the year ended December 31, 2024 from US$10,452,263 for the year ended December 31, 2023. The slight decrease was the result of a strategic period of sales reconsolidation and stabilization, as we conserve resources in preparation for global market expansion and rebalance our client portfolio toward higher-quality customers.

Revenue from Others. Revenue from others increase by US$80,703, or 151%, to US$134,119 for the year ended December 31, 2024 from US$53,416 for the year ended December 31, 2023. This significant increase was partly due to a one-off incidental transaction, where we acted as an agent for the sale of security apparel, contributing US$77,494. Revenue from others accounted for 1.3% of our total revenue for the year ended December 31, 2024, as compared to 0.50% for the year ended December 31, 2023.

For the year ended December 31, 2024, Berjaya Academy Pte Ltd generated US$56,625 in revenue. In comparison, for the year ended December 31, 2023—its first year of revenue generation starting from February—the Academy earned US$34,981 from the delivery of government-approved security courses. This growth reflects clear market demand and reinforces our position as a leading provider in Singapore’s security training industry.

Cost and expenses

Cost of revenue (exclusive of depreciation and amortization). Cost of revenue (exclusive of depreciation and amortization expense) mainly includes sub-contractor cost, guards labor cost, guards related employees’ expenses and consumables. Our cost of sales decreased by US$786,883, or 10.3%, to US$6,875,141 for the year ended December 31, 2024, from US$7,662,024 for the year ended December 31, 2023. This decrease was a result of the Company’s enhanced efforts in subcontractor monitoring, due to which credit notes amounting to US$892,390 were received from a major subcontractor.

Depreciation and amortization expense. Depreciation and amortization include depreciation and amortization of IT equipment, vehicles, leasehold property; and intangible assets such as Research and Developments and Patents. Depreciation and amortization decreased by US$50,293, or 15%, to US$279,543 for the year ended December 31, 2024 from US$329,836 for the year ended December 31, 2023. The decrease is attributed to the decline in amortization expense for intangible assets in the year ended December 31, 2024.

Employee Benefits Expenses. Our staff expenses consist primarily of non-guard related employee expenses. Our employee expenses increased by US$840,625, or 64%, to US$2,151,970 for the year ended December 31, 2024 from US$1,311,345 for the year ended December 31, 2023. Such increase was due to overall general increased hiring of management staffs including key appointment personnels. As of December 31, 2024, our headcount in our primary subsidiary, Concorde Security Pte Ltd, increased by 100% as compared to the headcount as of December 31, 2023.

Bad debt written off. Bad debts written off increased by US$180,303, or 102%, compared to a net bad debt recovery (income) of US$176,856 for the year ended December 31, 2023. This increase was primarily attributable to the absence of a bad debt write-back of US$176,856 that was recorded in 2023.

Expected credit loss. Expected credit loss increased significantly by US$632,518, or 907%, to US$562,755 for the year ended December 31, 2024, compared to a write-back of expected credit losses (income) of US$69,763 for the year ended December 31, 2023. This increase was primarily attributable to a deterioration in the credit risk profile of certain customers, resulting in higher impairment provisions, as well as a more conservative provisioning approach adopted during the year.

Professional fees. Professional fees include consultancy fees incurred in the area of accounting, auditing, legal and secretarial work. Professional fees increased by US$796,243, or 653%, to US$918,016 for the year ended December 31, 2024 from US$121,773 for the year ended December 31, 2023. The increase is mainly due to audit fees and other accounting/ professional fee incurred for the offering but not directly attributable to it, amounting to US$817,360.

Distribution expenses. Distribution expenses include expenses incurred for transportation, telecommunication, publicity and entertainment. Distribution expenses decreased by US$3,456, or 3%, to US$99,515 for the year ended December 31, 2024 from US$102,971 for the year ended December 31, 2023. Such decrease was in line with decrease in sales.

Office expenses. Office expenses include expenses incurred for miscellaneous office administration such as subscriptions, office supplies, utility and office insurance. Office expenses decreased by US$36,113, or 16%, to US$185,258 for the year ended December 31, 2024 from US$221,371 for the year ended December 31, 2023. Such decrease was primarily due to decrease in patent registration and maintenance expense of US$28,781, and staff training amounting to US$20,625, which is partially offset by the increase in insurance expense amounting to US$10,042 and other office expenses.

Property management expenses. Property management expenses incurred on leased properties at 808 Kitchener Road and unit at #07-33 at Link@AMK. The expenses decreased by US$29,800, or 95%, to US$1,542 for the year ended December 31, 2024 from US$31,342 for the year ended December 31, 2023. The tenancy was ceased during the year and the Company repurposed the premises for internal use.

Others. Others include unrealized currency exchange loss and other small-value miscellaneous expenses. Other decreased by US$34,431, or 41%, to US$49,370 for the year ended December 31, 2024 from US$83,801 for the year ended December 31, 2023. Such decrease was mainly due to unrealized currency exchange gain of US$17,555.

Finance costs. Finance costs comprise interest on debts and interest on lease liabilities. Finance costs increased by US$69,004, or 46%, to US$218,630 for the year ended December 31, 2024 from US$149,626 for the year ended December 31, 2023. Such increase was due to additional loans taken during the year ended December 31, 2024.

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

Reconciliations of Adjusted Net (Loss)/ Profit to the most comparable IFRS financial metric for historical periods are presented in the table below:

	Year Ended December 31,
Reconciliation of non-GAAP net (loss) profit	2025	2024	2023
	$	$	$
Net (Loss)/ Profit before tax	(15,105,249)	(83,508,195)	1,125,434
Adjustments:
Share based compensation expense	10,868,000	83,155,336	-
Adjusted Net (Loss)/Profit before tax	(4,237,249)	(352,859)	1,125,434
Income tax expense	(97,135)	(114,902)	(131,240)
Adjusted Net (Loss)/Profit for the year	(4,334,384)	(467,761)	994,194

Taxation

Although we have subsidiaries formed in the United Kingdom and Malaysia, those entities do not have active business activities as of the date of this annual report.

British Virgin Islands

Concorde International Group Ltd is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Concorde International Group Ltd is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no withholding tax from British Virgin Islands will be imposed.

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

We have not recognized deferred tax assets with respect to our carried forward tax losses as we are not able to estimate the timing of the availability of future taxable profits to utilize these tax losses, based on our operating history. Unabsorbed tax losses may be carried forward indefinitely.

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

At the end of reporting period, the weighted average effective interest rates for the debt and lease liabilities were as follows:

	December 31,
	2025	2024	2023
Fixed rates
Debt	1.9% – 8.2%	1.5% – 8%	1.5% – 8%
Lease liabilities	4.7% – 6.5%	1.5% – 2.5%	1.5% – 2.5%

Possible changes in interest rate are not expected to have a material impact on the result of our Company.

Foreign Currency Exchange Risk

The reporting currency of the Company is the U.S. dollar (“USD”). The functional currency of CGPL, CSPL, BAPL and CAPL is the Singapore Dollar (“SGD”). The functional currency of the Company and CiF is the U.S. dollar (“USD). The functional currency of CSSB is Malaysia Ringgit (“MYR”). The functional currency of CSL is Great Britain Pound (“GBP”).

For the subsidiaries whose functional currency is the SGD, MYR and GBP dollar, profit or loss and other comprehensive income and cash flows are translated at the average exchange rates during the reporting periods, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the statements of financial position. Translation adjustments resulting from the process of translating the local currency financial statements into USD are included in comprehensive income/loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the consolidated statement of financial position’s date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in profit or loss as incurred.

Material Accounting Policy Information

The following are the material accounting policy information used in the preparation of the consolidated financial statements:

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

In providing round-the-clock security manning, the customer simultaneously receives and consumes the benefits of the Group’s performance. Therefore, the nature of the service sales is recognized over time, on a monthly billing cycle basis.

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

Right to payment for performance completed to date, an entity considers both contractual terms and applicable laws. This right does not necessarily specify a fixed amount but must ensure that the entity is compensated for work completed if the contract is terminated for reasons unrelated to the entity’s performance failure. Customers have entered into a contract with the Group that does recurring monthly billing, securing the Group’s right to payment for services rendered as they are consumed.

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

Share-based Compensation

In 2024, the shares granted were measured in accordance to IFRS 2 of fair value at grant date. The Group utilizes the unlevered discounted cash flow method to determine the fair value of restricted share at the grant date considering the dilutive effect of restricted share, which is a level 3 input of IFRS 13. In 2025, following the Group’s initial public offering, the fair value of shares granted was measured based on the quoted market price at the grant date, which represents a Level 1 input under IFRS 13.

As the shares granted do not contain any vesting conditions, the equity instruments are considered fully vested at grant date, and the fair value is recognised as an expense immediately in profit or loss, with a corresponding increase in equity.

The fair value determined at grant date is not subsequently remeasured.

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

B. Liquidity and Capital Resources

We fund our operations primarily through cash generated from operating activities and proceeds from our initial public offering (“IPO”).

On April 22, 2025, we were successfully listed on the Nasdaq Stock Exchange. On April 23, 2025, we completed our IPO and issued an aggregate of 1,250,000 Class A ordinary shares, generating net proceeds of approximately US$4,371,614, after deducting underwriting discounts, commissions, and offering expenses. On May 2, 2025, the underwriters exercised their over-allotment option in full, and we issued an additional 187,500 Class A ordinary shares, generating additional proceeds of approximately US$693,750.

Our primary uses of cash consist of funding ongoing operating expenses, capital expenditures, and IPO-related costs. As of December 31, 2025, 2024 and 2023, we had cash and cash equivalents of US$1,629,018, US$1,000,284, and US$956,975, respectively.

We believe that our existing cash and cash equivalents, together with cash provided from financing activities, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on a number of factors, including our revenue growth, the expansion of our sales and marketing activities, and potential acquisitions or investments in complementary businesses and technologies. We may require additional financing in the future to support our growth strategy, which may include equity or debt financings.

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the years indicated.

	For the year ended December 31,
	2025	2024	2023
Net cash (used in)/provided by operating activities	$(3,516,401)	$(564,187)	$790,944
Net cash used in investing activities	(116,537)	(952,990)	(309,631)
Net cash provided by financing activities	4,172,668	1,589,835	947
Net change in cash during period	539,730	72,658	482,260
Effect of exchange rate changes on cash and cash equivalents	89,004	(29,351)	33,437

Operating Activities

Net cash used in operating activities was US$3,516,401 for the year ended December 31, 2025, compared to US$564,187 for the year ended December 31, 2024. The increase in net cash outflow was primarily attributable to higher operating losses after adjusting for non-cash items, together with unfavorable movements in working capital. Cash outflows for the year ended December 31, 2025 were mainly driven by a loss before tax of US$15,105,249, partially offset by non-cash adjustments of US$11,700,408, primarily comprising share-based compensation of US$10,868,000 and depreciation and amortization of US$589,976. Working capital changes were unfavorable, mainly reflecting an increase in trade and other receivables of approximately US$1,315,746 and a partially offsetting increase in trade and other payables of US$1,244,873.

Net cash used in operating activities was US$564,187 for the year ended December 31, 2024, compared to net cash generated of US$790,944 for the year ended December 31, 2023. The net cash outflow in 2024 was primarily attributable to a loss before tax of US$83,508,195, largely offset by non-cash adjustments of US$84,300,428, primarily driven by share-based compensation of US$83,155,336. Changes in working capital were unfavorable overall, reflecting a decrease in trade and other payables of US$446,240, partially offset by a decrease in trade and other receivables of approximately US$892,894.

Investing Activities

Net cash used in investing activities was US$116,537 for the year ended December 31, 2025, compared to net cash used in investing activities of US$952,990 for the year ended December 31, 2024. The net cash outflow in 2025 was primarily attributable to purchases of property and equipment of US$186,835 and downpayment made for right-of-use assets of US$96,498, partially offset by proceeds from disposal of property and equipment of US$46,841 and repayments of loans from related parties of US$119,955.

Net cash used in investing activities was US$952,990 for the year ended December 31, 2024, compared to net cash used in investing activities of US$306,631 for the year ended December 31, 2023. Investing cash outflows in 2024 were primarily attributable to purchases of property and equipment of US$1,052,484 and purchases of keyman insurance of US$85,913, partially offset by repayments of loans from related parties of US$185,407.

Financing Activities

Net cash provided by financing activities was US$4,172,668 for the year ended December 31, 2025, compared to US$1,589,835 for the year ended December 31, 2024. The increase was primarily attributable to higher proceeds from issuance of shares of US$5,750,000, partially offset by repayments of debts of US$541,874, payment of deferred offering costs of US$909,861 and lease payments of US$125,597.

Net cash provided by financing activities was US$1,589,835 for the year ended December 31, 2024, compared to US$947 for the year ended December 31, 2023. The increase was primarily attributable to higher proceeds from debts of US$3,259,062, partially offset by repayments of debts of US$1,255,766, payment of deferred offering costs of US$333,088, and lease payments of US$80,581. Proceeds from issuance of shares were minimal at US$208.

Related Party Transactions

The following schedule describes the transactions and balances with related parties for the fiscal years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
	2025 (Audited)	2024 (Audited)	2023 (Audited)
	$	$	$
Concorde Global I Pte Ltd	-	-	15,168
Total Protection Solutions Pte Ltd	451,335	553,184	753,976
Advance from supplier – Total Protection Solutions Pte Ltd	-	323,514	-
Swee Kheng Chua	-	4,616	75,838
Total amount due from related parties	451,335	881,314	844,982

Included in Trade Receivables
Concorde Global I Pte Ltd	11,068	10,448	10,779
iMatrix Global Pte Ltd	6,467	6,105	6,297
Total Protection Solutions Pte Ltd		4,610	4,757
	17,535	21,163	21,833

The following schedule describes the amount due to related parties for the fiscal years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
	2025 (Audited)	2024 (Audited)	2023 (Audited)
	$	$	$
Total Protection Solutions Pte Ltd (included in Trade Payable)	690,741	-	517,383
Swee Kheng Chua	207,551	221,556	405,632

The following schedule describes the related parties transactions during the period for the years ended December 31, 2025 and 2024 and 2023:

	Year Ended December 31,
	2025	2024	2023
	(Audited)	(Audited)	(Audited)
	$	$	$
Subcontracting costs
Total Protection Solution Pte Ltd	6,027,928	2,667,045	2,504,458
iMatrix Global Pte Ltd	-	-	16,403
Total subcontracting costs	6,027,928	2,667,045	2,520,861

Expenses paid on behalf –Swee Kheng Chua	34,755	4,695	-
Interest income – Total Protection Solution Pte Ltd	25,650	33,285	29,853
Loan repayment - Total Protection Solution Pte Ltd	126,318	185,407	71,449

On March 18, 2024, 20,788,886 Class B Ordinary Shares were issued to members of our Board, executive officers or their affiliates and existing shareholders as part of the share-based compensation plan, with the fair value recognized through comprehensive loss. The Class B Ordinary Shares issued to each of them were fair valued at US$4 per share.

On November 10, 2025, the Group granted an aggregate of 4,400,000 restricted Class A ordinary shares under its 2025 Equity Incentive Plan to an employee and certain consultants in consideration of services rendered to the Group. Immediately after the issuance of these Class A ordinary shares, the Group has (i) 6,674,356 Class A ordinary shares issued and outstanding, and (ii) 20,311,112 Class B ordinary shares issued and outstanding.

Contractual Obligations, Commitments and Contingencies

Comparison of Fiscal Years ended December 31, 2025, 2024 and 2023

Our contractual obligations as of December 31, 2025, 2024 and 2023 consist of the obligations under the lease agreements covering our office space and debt.

The following table summarizes our lease obligations for the fiscal years ended December 31, 2025, 2024 and 2023:

Year ended December 31, 2025	Within 1 year	1 to 5 years	>5 years	Total
Undiscounted lease liabilities	114,113	214,034	—	328,147
Interest expense	(12,489)	(13,667)	—	(26,156)
	101,624	200,367	—	301,991

Year ended December 31, 2024	Within 1 year	1 to 5 years	>5 years	Total
Undiscounted lease liabilities	103,063	182,499	—	285,562
Interest expense	(13,625)	(11,775)	—	(25,400)
	89,438	170,724	—	260,162

Year ended December 31, 2023	Within 1 year	1 to 5 years	>5 years	Total
Undiscounted lease liabilities	65,160	96,588	—	161,748
Interest expense	(5,339)	(6,506)	—	(11,845)
	59,821	90,082	—	149,903

The follow table summarizes our debt for the fiscal years ended December 31, 2025, 2024 and 2023:

Years ended December 31,	2025 (Audited)	2024 (Audited)	2023 (Audited)
Within 1 year	2,886,638	3,122,678	1,863,110
1 to 5 years	1,923,795	2,906,113	2,109,538
	4,810,433	6,028,791	3,972,648

No other significant capital or commitments, long-term obligations, or guarantees as of December 31, 2025, 2024 and 2023.

Off-Balance Sheet Commitments Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

C. Research and Development, Patents and Licenses, Etc.

Please refer to “Item 4. Information on the Company—D. Property, Plant and Equipment—Intellectual Property.

We did not incur research and development expense for the fiscal year ended December 31, 2025.

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

As at December 31, 2024, management changed the valuation technique to a binomial option pricing model to value the convertible note. The change was made because the binomial method better reflects the optional nature of the conversion feature. On September 12, 2025, the convertible loan has been converted to Class A ordinary shares.

ii. Fair value of share-based compensation

The Company issued the Class B Ordinary Shares to members of the Board, executive officers, their affiliates, and existing shareholders. The cost of the restricted shares is measured based on the fair value on the grant date.

The Group applied a discounted cash flow valuation model, which incorporates key assumptions including projected future cash flows and discount rates. These inputs are not directly observable in the market and are classified as Level 3 inputs under IFRS 13.

In 2025, following the Group’s initial public offering, the fair value of equity instruments granted was determined based on quoted market prices. As such, no significant judgement or estimation uncertainty arises from the valuation of share-based payments in 2025.

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

G. Safe Harbor

See “Introductory Notes—Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our current directors and executive officers.

NAME	AGE	POSITION
Swee Kheng Chua (Alan)(2)(3)	59	Chairman of the Board, Director and Co-Chief Executive Officer
Wong Ling Yan (Philip)	45	Director and Co-Chief Executive Officer
Tan Poh Chen (Agnes)	53	Director
Goh Kok Kee (Alfred)(1)(2)(3)	65	Independent Director; Chair of Compensation Committee
Mark Allen Brisson(1)(2)(3)	59	Independent Director; Chair of Nominating and Corporate Governance Committee
Sim Peng Thia(1)(2)(3)	51	Independent Director; Chair of Audit Committee

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Swee Kheng Chua (Alan)

Mr. Chua is the Co-Chief Executive Officer and Chairman of the Board of Concorde International Group. As self-made entrepreneur, he founded Concorde Security Pte Ltd in Singapore more than two decades ago. Mr. Chua is the inventor of several patented technologies, granted across 29 jurisdictions, including Mobile Surveillance and Response, Access Control Management, Secured Aerial Viewer, and Secured Cruise Vessel, marketed under Concorde’s i-Guarding Solution.

Mr. Chua’s transformative contributions to the security industry have been recognised by the Singapore government, which featured the i-Facility Sprinter (IFS) model as a core component of the Industry Transformation Map (ITM) launched in 2018. His pioneering impact is further underscored by a case study titled “The Resilience of a Disruptive Innovator: Concorde Security,” published on Harvard Business Impact, which highlights his groundbreaking approach to disruptive innovation within a traditional industry.

Wong Ling Yan (Philip)

Mr. Wong founded YOOV in 2016 and currently is its chief executive officer and chairman of the board, overseeing the company’s overall corporate strategy, fundraising, and investor relations. Mr. Wong has more than 20 years of experience in real estate and information technology industries, undertaking core responsibilities including corporate finance and technology business development. Prior to YOOV, in 2012, he established several education centers in Hong Kong, which solidified his track record as a serial entrepreneur with a proven exit. Mr. Wong commenced his professional career in 2007 with Wachovia Bank and Wells Fargo Bank, where he focused on corporate and investment banking for real estate. Mr. Wong holds a Master of Business Administration from The Chinese University of Hong Kong and is also a registered professional surveyor.

Tan Poh Chen (Agnes)

Ms. Tan has served as an executive wealth manager at Infinity Financial Advisory Pte Ltd since 2024. Ms. Tan has over 20 years of experience in financial advisory and corporate risk consultancy. In her current capacity at Infinity Financial Advisory Pte Ltd, Ms. Tan specializes in insurance planning, investment advisory and corporate risk management. Prior to this appointment, from 2005 onwards, she worked at Manulife Singapore and Financial Alliance Pte Ltd, where she focused on delivering financial consultation services. Her professional qualifications include the Chartered Financial Consultant (ChFC, 2020), Associate Financial Consultant (AFC, 2016), Collective Investment Schemes II (M8A, 2013), Life Insurance & Investment-Linked Policies II (M9A, 2013), Collective Investment Schemes (M8, 2010), and Life Insurance & Investment-Linked Policies (M9, 2004).

Goh Kok Kee (Alfred)

Mr. Goh has served as the Company’s independent director since March 31, 2025. Mr. Goh began his professional career as a military officer in the Singapore Armed Forces (SAF) and attained the rank of Major. He was appointed as the Aide-de-Camp to the President of the Republic of Singapore (1991-1996). In his service 1996-2019 as an Operationally Ready National Serviceman, he attained the rank of Lieutenant Colonel in 2010 and received the Long Service Medal by Minister at the National Day Awards Investiture in 2011 and the Commendation Medal (Military) and at the National Day Awards Investiture in 2013 . Mr. Goh currently serves as the Associate Director at Guthrie FMC Pte Ltd, having relinquished from his role as Executive Director within the same company in 2023. Alfred joined Guthrie FMC Pte Ltd in 2014, a facilities management company as a Project Director and subsequently as Executive Director in 2016. Guthrie FMC Pte Ltd is a subsidiary of Guthrie GTS Limited which was established in 1821. In his nine years as an Executive Director, he increased the company sales turnover from S$22.7 mil to an average of S$46.0 mil between 2020 and 2023. During the Covid-19 Pandemic, the company was awarded the Certificate of Commendation by the President of the Republic of Singapore for exceptional efforts which had significant impact in Singapore’s fight against COVID-19. From 1996 to 2014, Mr. Goh was managing his family business ABC Marineland Services Pte Ltd and digitalized the company’s operation and financial processes in 2000. His professional qualifications include an Honors Degree in Building Science (1986), a Post-Graduate Certificate in International Arbitration (2007), Certification Course for Green Mark Facilities Managers (2014) and Managing Security Agencies Within Legal Framework (2015).

Mark Allen Brisson

Mr. Brisson has served as the Company’s independent director since March 31, 2025. Mr. Brisson is an experienced international executive with over 25 years in the security, fire safety, monitoring, and building services industries across Asia-Pacific and Australasia. Mr. Brisson currently serves as an Independent Non-Executive Director of SU Group Holdings Limited (Nasdaq: SUGP) since December 2023 and a Non-Executive Director of Australian-listed Intelligent Monitoring Group Limited (ASX: IMB) since June 2024. He also advises several overseas startups and security/industrial companies and has worked as a consultant in the electronic security and life safety sector since December 2020. Previously, from December 2016 to November 2020, he was President of Chubb Fire and Security (Australia and New Zealand), an international provider of security and fire safety solutions. From December 2013 to December 2016, he served as President of the Building & Industrial Services divisions at United Technologies Corporation (Australia and New Zealand), overseeing Chubb field operations, Otis Elevators, Carrier HVAC, and fire and security products. From May 2010 to December 2013, Mr. Brisson was President of various divisions at United Technologies Corporation (Australia and New Zealand), responsible for Chubb Cash in Transit, Fire Systems installation and service, Electronic Security and Monitoring. Earlier, from June 2006 to April 2010, he was Managing Director at UTC Fire and Security for Hong Kong, Macau, Taiwan, and Guangdong. From December 2004 to June 2006, he served as General Manager of Chubb Hong Kong Electronic Security. Mr. Brisson holds a Bachelor of Arts degree in Political Science from Simon Fraser University in Canada and is a Fellow of the Hong Kong Institute of Directors.

Sim Peng Thia

Ms. Thia has served as the Company’s independent director since March 31, 2025. Ms. Thia has over 20 years of experience in the Technology and Banking industry including wholesale corporate banking, institutional & international banking portfolio management and general management. Ms. Thia currently serves as the Executive Coach, Founder & Director of Catenary Pte Ltd Singapore since June 2021. She was the Senior Regional Manager, Global Financial Institutions for OCBC Bank Singapore from June 2020 to August 2021. She was the Executive Director, Business Planning & Strategic Initiatives for Standard Chartered Bank Singapore from February 2018 to June 2020. She was the Head, PM Loan Sales, Institutional & International Banking Portfolio Management for Australia and New Zealand Banking Group Limited Singapore from July 2015 to February 2018. She is a Certified Financial Analyst (“CFA” - CFA Institute), certified in Green& Sustainable Finance (CBI), Professional Certified Coach (“PCC” - ICF), Team Coach (“Practitioner Level” - EMCC), Certified Neuro-Behavioral Modelling Coach (SAC) and a qualified Practitioner Program (Global Team Coaching Institute). Ms. Thia obtained a Bachelor of Engineering (Electrical & Electronics from Imperial College, University of London in 1996. She also obtained a Master Science in Applied Finance from the National University of Singapore in 2000. In addition, she also obtained a Master in Business Administration from INSEAD in 2005. In addition, she was awarded an Overseas Merit Scholarship from the Singapore Technologies Group in 1993.

Family Relationships

Mr. Jia Wei Chua, Swee Kheng Chua’s son is one of the key management of Concorde Security Pte Ltd (Singapore), our 96.81% owned subsidiary. Other than this, no family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

Compensation of Directors and Officers

For the fiscal year ended December 31, 2025, we paid aggregate cash compensation of US$1,066,051 to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors and the executive officers. Key management personnel compensation for the fiscal years ended December 31, 2025, 2024 and 2023 is as follows:

	Year Ended December 31,
	2025 (Audited)	2024 (Audited)	2023 (Audited)
	$	$	$
Swee Kheng Chua (Alan)	294,937	260,306	70,725
Sharifah Noriati Binte Said Omar (1)	52,226	62,810	21,983
Ping Ping Lim (2)	245,311	225,435	88,193
Terence Wing Khai Yap (3)	298,599	264,454	86,098
Sze Yin Ong (4)	97,727	81,921	52,191
Jia Wei Chua	101,387	83,746	-
Total compensation	1,090,187	978,672	319,190

Notes:

(1)	Ms. Sharifah Noriati Binte Said Omar serves as a nominee director at Berjaya Academy Pte Ltd, our 70% owned subsidiary, as well as Concorde Security Pte Ltd (Singapore), our 96.81% owned subsidiary, and Concorde Asia Pte Ltd (Singapore), our 70% owned subsidiary.

(2)	Ping Ping Lim, Swee Kheng Chua’s spouse.

(3)	Terence Wing Khai Yap resigned from the Board effective November 9, 2025.

(4)	Sze Yin Ong resigned as CFO effective November 5, 2025.

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

Share Incentive Plan

2025 Equity Incentive Plan

On October 1, 2025, our Compensation Committee and Board approved the Concorde International Group Ltd. 2025 Equity Incentive Plan (the “Plan”). The following is a summarized description of the Plan. Capitalized terms not defined herein shall have the meaning given to them in the Plan.

The Plan provides for an aggregate number of Class A Ordinary Shares that may be reserved for the grant of Awards under the Plan as may be determined, in its sole and absolute discretion, by the Committee or the board of directors of the Company, shall not exceed 20% of the aggregate issued and outstanding Class A Ordinary Shares and Class B ordinary Shares at the time of the granting of awards, less the aggregate number of Class A Ordinary Shares or Class B Ordinary Shares then reserved for issuance pursuant to any other share compensation arrangement, in the form of incentive share options, non-qualified share options, restricted shares, restricted share units, share appreciation rights, performance share awards and performance compensation awards to employees, directors, and consultants of the Company or any affiliates of the Company. Class A Ordinary Shares granted in connection with all Awards under the Plan shall be counted against this limit as one (1) Class A Ordinary Share for every one (1) Class A Ordinary Share granted in connection with such Award. During the terms of the Awards, the Company shall keep available at all times the number of Class A Ordinary Shares required to satisfy such Awards.

The purposes of the Plan are to (a) promote the long-term growth and profitability of the Company, and any affiliate to attract and retain the types of employees, consultants and directors who will contribute to the Company’s long-term success; (b) provide incentives that align the interests of employees, consultants and directors with those of the shareholders of the Company; and (c) promote the success of the Company’s business.

The following paragraphs describe the principal terms of the Plan.

Administration of the Plan. The Plan is currently administered by the compensation committee of the Board, or the Committee. Among other things, the Committee has the authority to construe and interpret the Plan, to select persons who will receive awards, to determine the types of awards and the number of shares to be covered by awards, and to establish the terms, conditions, performance criteria, restrictions and other provisions of awards.

Participant. Persons eligible to receive awards under the Plan will be those employees, consultants, and directors of the Company and its affiliates who are selected by the Committee.

Share Option General. Subject to the provisions of the Plan, the Committee has the authority to determine all grants of share options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the Committee may determine. No fractional Class A Ordinary Shares shall be issued or delivered pursuant to the Plan.

Option Price. The exercise price for share options will be determined at the time of grant. The exercise price will not be less than the fair market value on the date of grant. The exercise price for any incentive share option award may not be less than the fair market value of the shares on the date of grant. A ten percent shareholder shall not be granted an incentive share option unless the option exercise price is at least 110% of the fair market value of the Class A Ordinary Share at the grant date and the option is not exercisable after the expiration of five years from the grant date.

Exercise of Options. An option may be exercised only in accordance with the terms and conditions for the option agreement as established by the Committee at the time of the grant. The option must be exercised by a notice to the Company, accompanied by payment of the exercise price. Payments may be made in cash or, at the option of the Committee, by actual or constructive delivery of Class A Ordinary Shares to the holder of the option based upon the fair market value of the shares on the date of exercise.

Expiration of Options. If not previously exercised, an option will expire on the expiration date established by the Committee at the time of grant. The term of a non-qualified share option granted under the Plan shall be determined by the Committee; provided, however, no non-qualified share option shall be exercisable after the expiration of 10 years from the grant date.

Option Vesting Schedule. Awards shall vest as determined by the Committee.

Incentive and Non-Qualified Options. As described elsewhere in this summary, an incentive share option is an option that is intended to qualify under certain provisions of the Internal Revenue Code of 1986, or the Code, for more favorable tax treatment than applies to non-qualified share options. Any option that does not qualify as an incentive share option will be a non-qualified share option. Under the Code, certain restrictions apply to incentive share options. For example, the exercise price for incentive share options may not be less than the fair market value of the shares on the grant date and the term of the option may not exceed ten years. In addition, an incentive share option may not be transferred, other than by will or the laws of descent and distribution and is exercisable during the holder’s lifetime only by the holder. In addition, no incentive share options may be granted to a holder that is first exercisable in a single year if that option, together with all incentive share options previously granted to the holder that also first become exercisable in that year, relate to shares having an aggregate fair market value in excess of US$100,000, measured at the grant date.

Share Appreciation Rights. Share appreciation rights, or SARs, may be granted alone or in tandem with share options. A SAR is a right to receive a payment in Class A Ordinary Shares or cash (as determined by the Committee) equal in value to the excess of the fair market value of one share of Class A Ordinary Share on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The exercise price per share of Class A Ordinary Share subject to a SAR may not be less than fair market value at the time of grant.

Restricted Awards. Restricted awards are awards of Class A Ordinary Shares or hypothetical Class A Ordinary Shares units having a value equal to the fair market value of an identical number of Class A Ordinary Shares. Restricted awards are forfeitable and non-transferable until the awards are vested. The vesting date or dates and other conditions for vesting are established when the shares are awarded. Restricted shareholders generally have the rights of a shareholder with respect to the shares, including the right to receive dividends, the right to vote the restricted share and, conditioned upon full vesting of shares of restricted share, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted share or specifically set forth in the recipient’s restricted share agreement. The Committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period. Restricted share unit holders will have no voting rights with respect to any restricted share units. Restricted share units may also be granted with a deferral feature, whereby settlement is deferred beyond the vesting date until the occurrence of a future payment date or event set forth in the award agreement. The Committee may provide that the restricted share units will be credited with cash and share dividends paid by the Company in respect of one share of Class A Ordinary Shares, or Dividend Equivalents. Dividend Equivalents will be deferred until the expiration of the applicable restriction period.

Performance Compensation Awards. The Plan also provides for performance compensation awards, representing the right to receive a payment, which may be in the form of cash, Class A Ordinary Shares, or a combination, based on the attainment of pre-established goals set forth in the applicable award agreement. Performance compensation awards that become vested following the achievement of the performance goals will be paid to participants as soon as administratively practicable following completion of the certification of the achievement of the performance goals by the Committee but in no event later than 21/2 months following the end of the fiscal year ended during which the performance period is completed.

Performance Criteria. Under the Plan, one or more performance criteria will be used by the Committee in establishing performance goals. Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance, as the Administrator may deem appropriate, or as compared to the performance of a group of comparable companies or published or special index that the Committee deems appropriate. In determining the actual size of an individual performance compensation award, the Committee may reduce or eliminate the amount of the award through the use of negative discretion if, in its sole judgment, such a reduction or elimination is appropriate. The Committee will not have the discretion to grant or provide payment in respect of performance compensation awards if the performance goals have not been attained.

Governing Law. The Plan, all award agreements, the grant and exercise of awards thereunder, and the sale, issuance and delivery of Class A Ordinary Shares thereunder upon exercise of awards are governed by the laws of British Virgin Islands.

Other Material Provisions. Awards will be evidenced by a written agreement, in such form as may be approved by the Committee. In the event of various changes to Company capitalization, such as stock splits, stock dividends and similar re-capitalizations, an appropriate adjustment will be made by the Committee to the number of shares covered by outstanding awards or to the exercise price of such awards. The Committee is also permitted to include in the written agreement provisions that provide for certain changes in the award in the event of a change of control of the Company, including acceleration of vesting. Except as otherwise determined by the Committee at the date of grant, awards will not be transferable, other than by will or the laws of descent and distribution. The Committee also has the authority to alter or amend the Plan or any outstanding award or may terminate the Plan as to further grants, provided that no amendment will, to the extent that such approval is required by law or the rules of an applicable exchange, increase the number of shares available under the Plan, change the persons eligible for awards under the Plan, extend the time within which awards may be made, or amend the provisions of the Plan related to amendments. The plan will automatically terminate on the ten-year anniversary of the date when the company adopts the Plan. No amendment that would adversely affect any outstanding award made under the Plan can be made without the consent of the holder of such award.

For information regarding share awards granted to our directors and executive officers, see note 16 of the consolidated financial statements.

C. Board Practices

Board of Directors and Committees

The Nasdaq Marketplace Rules generally require that most of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of six directors, including three independent directors, namely, Swee Kheng Chua, Wong Ling Yan Philip, Tan Poh Chen Agnes, Goh Kok Kee Alfred, Mark Allen Brisson and Sim Peng Thia.

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

Audit Committee and Audit Committee Financial Expert

Our Audit Committee is currently composed of three members: Sim Peng Thia, Goh Kok Kee (Alfred) and Mark Allen Brisson. Our Board of Directors determined that each member of the Audit Committee meets the independence criteria prescribed by applicable regulation and the rules of the SEC for Audit Committee membership and is an “independent” director within the meaning of the NASDAQ Marketplace Rules. Each Audit Committee member also meets NASDAQ’s financial literacy requirements. Ms. Sim Peng Thia currently serves as Chairman of the Audit Committee.

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

Compensation Committee

Our Compensation Committee consists of Swee Kheng Chua (Alan), Sim Peng Thia, Goh Kok Kee (Alfred) and Mark Allen Brisson. Sim Peng Thia, Goh Kok Kee (Alfred) and Mark Allen Brisson satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605(c)(2) of the Nasdaq Marketplace Rules. Mr. Goh Kok Kee Alfred serves as chairman of the Compensation Committee. The Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

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

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Swee Kheng Chua (Alan), Sim Peng Thia, Goh Kok Kee (Alfred) and Mark Allen Brisson. Mr. Mark Allen Brisson serves as chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

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

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in the same circumstances taking into account, but without limitation, (a) the nature of the company, (b) the nature of the decision, and (c) the position of the director and the nature of the responsibilities undertaken by him or her. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

Conflicts of Interest

Subject to the provisions of our memorandum and articles of association, a director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. After becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into, a director must disclose the interest to all other directors of the Company.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors. Each director shall hold office for the term, if any, as may be specified in the resolution appointing him or until his earlier death, resignation or removal.

D. Employees

As of the date of this annual report, we employed about 109 full-time staff.

Department	Number of Employees
Management	2
Finance and Accounting	4
Operations Management	15
Business Development	7
Technology & Engineering	7
Administrative	10
Securities officers	64
Total	109

E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our shares as of the date of this annual report by:

●	Each of our directors and named executive officers;

●	All directors and named executive officers as a group; and

●	Each person who is known by us to beneficially own 5% or more of each class of our voting securities.

The calculations in the shareholder table below are based on 226,985,468 Ordinary Shares issued and outstanding as of the date of this annual report, comprising of 206,674,356 Class A Ordinary Shares and 20,311,112 Class B Ordinary Shares. Beneficial ownership is determined generally in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by any person listed below and the percentage ownership of such person, all ordinary shares of ours underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares†		Class B Ordinary Shares†		Total Voting Power ††
Name of Beneficial Owners*	Number	%	Number	%	%
Swee Kheng Chua (Alan)(1)	392,589	0.2	20,000,001	98.5	89.4
Wong Ling Yan (Philip)(2)	51,000,500	24.7	—	—	2.3
Tan Poh Chen (Agnes)(3)	120,000,000	58.1	—	—	5.4
Goh Kok Kee (Alfred)	—	—	—	—	—
Mark Allen Brisson	—	—	—	—	—
Sim Peng Thia	—	—	—	—	—
All directors and executive officers as a group	171,402,089	83.0	20,000,001	98.5	97.1
YOOV Work Limited(3)	120,000,000	58.1	—	—	5.4

*	The business address of Swee Kheng Chua, Goh Kok Kee, Mark Allen Brisson and Sim Peng Thia is 3 Ang Mo Kio Street 62 #01-49 LINK@AMK, Singapore 569139. The business address of Wong Ling Yan is 26/F, COFCO Tower, No. 262 Gloucester Road, Causeway Bay, Hong Kong. The business address of Tan Poh Chen is Room 3406, 34/F, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong.

†	The holders of Class A Ordinary Shares are entitled to one (1) vote for each Class A Ordinary Share held of record, and the holders of Class B Ordinary Shares are entitled to one hundred (100) votes for each Class B Ordinary Share held of record, and on all matters submitted to a vote of the shareholders.

††	A total of 226,985,468 Ordinary Shares are issued and outstanding as of the date of this annual report.

(1)	Represents (i) 18,000,000 Class B Ordinary Shares directly owned by Swee Kheng Chua, (ii) 377,775 Class A Ordinary Shares directly owned by Ping Ping Lim, Swee Kheng Chua’s spouse, (iii) 14,814 Class A Ordinary Shares and 1 Class B Ordinary Share directly owned by Jia Wei Chua, Swee Kheng Chua’s son, who lives in the same household; and (iv) 2,000,000 Class B Ordinary Shares owned by Weilekai Investments Pte Ltd. Weilekai Investments Pte Ltd is a Singapore company, which is 50% owned by Swee Kheng Chua and 50% owned by Ping Ping Lim. Swee Kheng Chua is deemed to beneficially own the Class B Ordinary Shares owned by Weilekai Investments Pte Ltd and has sole voting and dispositive powers over its shares.

(2)	Represents 51,009,500 Class A Ordinary Shares beneficially owned by Wong Ling Yan, which consists of (i) 24,335,800 Class A Ordinary Shares directly held by Golden Harvest Group Limited, (ii) 14,873,700 Class A Ordinary Shares directly held by Mission Delight Corporation Development Limited, and (iii) 11,800,000 Class A Ordinary Shares directly held by Facewell International Limited. Each of Golden Harvest Group Limited, Mission Delight Corporation Development Limited and Facewell International Limited is an exempted company incorporated with limited liability under the laws of the British Virgin Islands, wholly-owned and controlled by Mr. Wong. The registered address of each of Golden Harvest Group Limited, Mission Delight Corporation Development Limited and Facewell International Limited is 26/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong.

(3)	Represents 120,000,000 Class A Ordinary Shares held by YOOV Work Limited, a limited liability company incorporated in the British Virgin Islands. YOOV Work Limited is ultimately controlled by Tan Poh Chen, and its registered office is situated at ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Other Related Party Transactions

The table below sets forth the major related parties and their relationships with the Group as at the end of the reporting period:

Name of related parties	Relationship with the Company
Concorde Global I Pte Ltd	Controlled by Swee Kheng Chua and Ping Ping Lim
iMatrix Global Pte Ltd	Swee Kheng Chua has significant influence over the company
Total Protection Solutions Pte Ltd	Ping Ping Lim was a shareholder of Total Protection Solutions Pte Ltd until November 2023, and also key subcontractor to the Group
Ping Ping Lim	Non-controlling shareholder and spouse of Swee Kheng Chua
Swee Kheng Chua	Controlling shareholder and Co-Chief Executive Officer
Jia Wei Chua	Son of Swee Kheng Chua, keyman to Concorde Security Pte. Ltd.

(a)	The principal related party balances and transactions as of and for the years ended December 31, 2025, 2024 and 2023 are as follows:

Amount due from related parties:

		December 31, 2025	December 31, 2024
		USD	USD
Total Protection Solutions Pte Ltd	(a)	451,335	553,184
Advance from supplier – Total Protection Solutions Pte Ltd (refer note 8)		-	323,514
Swee Kheng Chua	(b)	-	4,616
		451,335	881,314
Included in Trade Receivables:
Concorde Global I Pte Ltd	(c)	11,068	10,448
iMatrix Global Pte Ltd	(c)	6,467	6,105
Total Protection Solutions Pte Ltd		-	4,610
		17,535	21,163

(a)	On December 31, 2022, the Group formalized an agreement with Total Protection Solutions Pte Ltd loaned USD 651,702. The loan is unsecured, and it bears an interest rate of 5%. The loan was initially due on demand. In the financial year ended December 31, 2023, the Group extended an additional loan of USD 89,575, following the initial formalized agreement. This loan remains unsecured and carries an interest rate of 5%. On February 1, 2024, the Group entered into a repayment agreement with Total Protection Solutions Pte Ltd. Total Protection Solutions Pte Ltd will repay this loan on a monthly basis over a 5 year period commencing March 2024.

(b)	The loan is unsecured, interest free and repayable on demand.

(c)	The balance pertains to payment on behalf and interest charged on the payment on behalf for the prior years. In 2024, 100% expected credit loss has been provided due to uncertainty about the recoverability.

Amount due to related parties:

		December 31, 2025	December 31, 2024
		USD	USD
Swee Kheng Chua	(a)	207,551	221,556

Included in Trade Payable
Total Protection Solutions Pte Ltd	(b)	690,741	-

(a)	In the financial year ended December 31, 2023, Swee Kheng Chua voluntarily requested a pay cut resulting in payments made to him during the year as a balance owed to the Group. He also received a debt repayment from iMatrix Global Pte Ltd on behalf of the Group, and Ping Ping Lim’s due amount to the Group was reassigned to him. The resulting amount owed to the Group was then used to offset the outstanding debt. The amount due to Swee Kheng Chua represents a short-term non-interest-bearing loan. The loan is unsecured.

(b)	Trade payable arise from the subcontractor services provided to Concorde Security Pte Ltd which are trade in nature. The Group received credit notes from Total Protection Solution Pte Ltd amounting to SGD 1,244,122 during the year ended December 31, 2024.

	December 31, 2025	December 31, 2024	December 31, 2023
	USD	USD	USD
Subcontracting costs
Total Protection Solution Pte Ltd	6,027,928	2,667,045	2,504,458
iMatrix Global Pte Ltd	-	-	16,403

Expenses paid on behalf – Swee Kheng Chua	34,755	4,695	-
Interest income – Total Protection Solution Pte Ltd	25,650	33,285	29,853
Loan repayment - Total Protection Solution Pte Ltd	126,318	185,407	71,449

iMatrix Global Pte Ltd and Total Protection Solution Pte Ltd provided Subcontracting service to the Group.

Key management personnel compensation for the year ended is as follows:

	December 31, 2025	December 31, 2024
	USD	USD
Swee Kheng Chua	294,937	260,306
Sharifah Noriati Binte Said Omar*	52,226	62,810
Ping Ping Lim**	245,311	225,435
Terence Wing Khai Yap	298,599	264,454
Sze Yin Ong	97,727	81,921
Jia Wei Chua***	101,387	83,746
Total compensation	1,090,187	978,672

*	Ms. Sharifah Noriati Binte Said Omar serves as a nominee director at Berjaya Academy Pte Ltd, our 70% owned subsidiary, as well as Concorde Security Pte Ltd (Singapore), our 96.81% owned subsidiary, and Concorde Asia Pte Ltd (Singapore), our 70% owned subsidiary.

**	Ms. Ping Ping Lim is a senior manager in the Company. She is the spouse of Swee Kheng Chua and an authorizer for several banks, in Berjaya Academy Pte Ltd, our 70% owned subsidiary, as well as Concorde Security Pte Ltd (Singapore), our 96.81% owned subsidiary, and Concorde Asia Pte Ltd (Singapore), our 70% owned subsidiary.

***	Mr. Jia Wei Chua, Swee Kheng Chua’s child is the keyman of Concorde Security Pte Ltd (Singapore), our 96.81% owned subsidiary. He is one of the key management in Concorde Security Pte Ltd.

Compensation payable to key management personnel comprises of salaries, bonus, allowances and Employer’s contribution to Central Provident Funds. In the financial year 2023, Swee Kheng Chua and Ping Ping Lim both requested for a voluntary pay cut in Concorde Security Pte Ltd.

On March 18, 2024, the Company has further issued 20,788,886 Class B Ordinary Shares with par value of USD 0.00001 per share, to members of the Board, executive officers or their affiliates and existing shareholders. Such Class B Ordinary Shares issued to each of them were fair valued at USD 4 (Refer Note 14A for details).

Terms and conditions of transactions with related parties

There have been no guarantees provided or received for any related party receivables or payables. For the year ended December 31, 2025, the Group has recorded USD Nil (2024 and 2023: USD16,834 and nil) expected credit loss allowances relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

Parthasarathy Krishnamoorthy v. Concorde International Group, Ltd., et al., Civil Action No. 1:26-cv-02283: On March 20, 2026, a purported securities class action complaint was filed in the United States District Court for the Southern District of New York against the Company, certain of its current and/or former officers and directors, and certain third parties, including the Company’s independent registered public accounting firm and underwriters.

The complaint purports to assert claims under the U.S. federal securities laws on behalf of a putative class of investors who purchased or otherwise acquired the Company’s securities during the alleged class period. The complaint seeks, among other things, unspecified damages, interest, attorneys’ fees and other relief.

The deadline for investors to file motions seeking appointment as lead plaintiff is May 20, 2026. Under the current schedule, briefs in support of lead plaintiff motions are required to be filed with the Court on May 20, 2026. If more than one motion is filed, opposition briefs are scheduled to be filed on June 5, 2026. A hearing is currently scheduled for June 12, 2026, at which the Court will consider the appointment of the lead plaintiff or lead plaintiffs, as well as the selection of counsel to serve as lead counsel for the putative class.

The Company believes the claims are without merit and intends to defend the matter vigorously. At this preliminary stage of the proceeding, the Company is unable to predict the outcome of the matter or reasonably estimate the possible loss or range of loss, if any. Accordingly, no provision has been recorded in the consolidated financial statements in respect of this matter.

Patrick Shane Johnson, et al. v. Syla Technologies Co., Ltd., et al. (New York County Sup. Ct. Index No. 153671/2026): On March 24, 2026, Plaintiffs Patrick Shane Johnson, Jack Pena, and Hitesh Dev filed a putative civil class action complaint before the Supreme Court of the State of New York, New York County.  Plaintiffs, for themselves and others similarly situated, assert claims against approximately 47 issuers (including the Company), as well as a large number of underwriters and individuals.  Although none of the named Plaintiffs are alleged to be current or former shareholders of the Company, Plaintiffs assert claims against the Company for violations of Sections 11 and 12 of the Securities Act of 1933 arising from alleged material misrepresentations or omissions in the Company’s registration statement or prospectus issued in connection with the Company’s initial public offering.  More specifically and similar to all of the named defendants-issuers, Plaintiffs allege that the Company purportedly failed to disclose that the Company’s shares were susceptible to pump-and-dump schemes, which Plaintiffs allege purportedly occurred and which schemes were conducted by unknown individuals, of the defendants themselves.  The Company has not yet been formally served with the Summons and Complaint filed in the action.  Should the case proceed, the Company believes the claims asserted against it are legally defective and without merit, and the Company intends to vigorously defend the action.

From time to time, we may be subject to legal, regulatory and/or administrative proceedings relating to third-party and principal intellectual property infringement claims, contract disputes involving suppliers and customers, claims relating to data and privacy protection, employment-related disputes, unfair competition and other matters in the ordinary course of our business. As of the date of this annual report, other than the lawsuits described above, we are not a party to any legal or administrative proceedings that we believe would have a material adverse effect on our business, financial condition, or results of operations.

Dividend Policy

The Company is a holding company incorporated in the British Virgin Islands, and it relies principally on dividends from its Singapore subsidiaries for its cash requirements, including any payment of dividends to its shareholders. Singapore regulations may restrict the ability of our Singapore subsidiaries to pay dividends to Concorde International.

We have never declared or paid cash dividends on our Class A Ordinary Shares. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our Class A Ordinary Shares in the near future. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our Class A Ordinary Shares. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. See also “Item 3. Key Information—Risk Factors—Risks Relating to Our Class A Ordinary Shares—We do not expect to declare or pay dividends in the foreseeable future.”

B. Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

ITEM 9. THE OFFER AND LISTING

A. Offer and listing details

Our Class A Ordinary Shares have been listed and started trading on the Nasdaq Capital Market since April 22, 2025 under the symbol “CIGL” and have been traded under the symbol “YOOV” since April 13, 2026.

B. Plan of distribution

Not applicable.

C. Markets

See our disclosures above under “A. Offer and Listing Details.”

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of the date of this annual report, we are authorized to issue up to a maximum of 350,000,000 ordinary shares with a par value of US$0.00001 each comprising (i) 250,000,000 Class A Ordinary Shares with a par value of US$0.00001 each (“Class A Ordinary Shares”); and (ii) 100,000,000 Class B Ordinary Shares with a par value US$0.00001 each (“Class B Ordinary Shares”, together with Class A Ordinary Shares, “Ordinary Shares”).

B. Memorandum and Articles of Association

We are a BVI business company, and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the BVI Act.

We incorporate by reference into this annual report our Second Amended and Restated Memorandum and Articles of Association, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File Number 333-281799) filed with the Securities and Exchange Commission on August 27, 2024, as amended. Our Second Amended and Restated Memorandum and Articles of Association was adopted by written resolutions of the shareholder of the Company in March 2024, which became effective in the same month.

The following description of our Ordinary Shares and provisions of our Second Amended and Restated Memorandum and Articles of Association are summaries and are qualified by reference to the Second Amended and Restated Memorandum and Articles of Association.

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates evidencing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote with their Ordinary Shares. As of the date of this annual report, we have 206,674,356 Class A Ordinary Shares and 20, 311,112 Class B Ordinary Shares issued and outstanding.

Holders of our Class A Ordinary shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Other than in respect of voting and conversion, the Class A Ordinary Shares and the Class B Ordinary Shares carry equal rights and rank pari passu with one another, including the rights to dividends and other capital distribution.

Conversion

Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any direct or indirect sale, transfer, assignment or disposition of Class B Ordinary Shares or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise by a holder thereof to any person or entity which is neither ultimately controlled by Swee Kheng Chua (the “Founder”) nor another holder of Class B Ordinary Shares or an Affiliate (as defined in the Articles) of such another holder, all Class B Ordinary Shares held by a holder thereof shall be automatically and immediately converted into an equal number of Class A Ordinary Shares. Upon any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person or entity which is neither ultimately controlled by the Founder nor another holder of Class B Ordinary Shares or an Affiliate (as defined in the Articles) of such another holder, all Class B Ordinary Shares held by a holder thereof shall be automatically and immediately converted into an equal number of Class A Ordinary Shares.

Distributions

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of Directors subject to the BVI Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called general meeting of the shareholders entitled to vote on such action. Following the Company’s IPO, any action required or permitted to be taken by the shareholders of the Company must be effected by a meeting of the shareholders, such meeting to be duly convened and held in accordance with the Articles. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Class A Ordinary Share which such shareholder holds and one hundred (100) votes for each Class B Ordinary Share which such shareholder holds. Holders of Class A Ordinary Shares and holders of Class B Ordinary Shares shall, at all times, vote together as one class, on all matters submitted to a vote for shareholders’ consent (other than in respect of separate general meetings of the holders of a class or series of shares).

Qualification

There is currently no shareholding qualification for directors.

Meetings

We must provide not less than seven days’ notice of all meetings of shareholders to those persons whose names appear as shareholders in the register of members on the date the notice is given and who are entitled to vote at the meeting. Our board of directors shall call a meeting of the shareholders upon the written request of shareholders holding at least thirty percent (30%) of the voting rights in respect of the matter for which the meeting is being requested. In addition, our board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least ninety percent (90%) of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver on his part.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than fifty percent (50%) of the votes of Ordinary Shares entitled to vote on the resolutions to be considered at the meeting. Such a quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day at the same time and place or to such other time and place as the board of directors may determine, and if shareholders representing not less than one-third of the votes of the Ordinary Shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board of directors is not present, then the shareholders present shall choose a shareholder to chair the meeting of shareholders. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman.

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

The BVI Act contains various mechanisms to protect minority shareholders, including:

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

(iii)	Unfair Prejudice Remedies: a member of a company who considers that the affairs of the company have been, are being or are likely to be, conducted in a manner that is, or any acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him, may apply to the court for an order and, if the court considers that it is just and equitable to do so, it may make such order as it thinks fit, including, without limitation, one or more of the following orders:

	(aa)	in the case of a shareholder, requiring the company or any other person to acquire the shareholder’s shares;

	(bb)	requiring the company or any other person to pay compensation to the member;

	(cc)	regulating the future conduct of the company’s affairs;

	(dd)	amending the memorandum or articles of association of the company;

	(ee)	appointing a receiver of the company;

	(ff)	appointing a liquidator of the company under section 159(1) of the Insolvency Act;

	(gg)	directing the rectification of the records of the company; and

	(hh)	setting aside any decision made or action taken by the company or its directors in breach of the BVI Act or the company’s memorandum and articles of association.

(iv)	Personal and Representative Actions: a member can bring an action against the company for a breach of a duty owed by the company to member in his capacity as a member. Where a member brings such an action and other members have the same (or substantially the same) action against the company, the court may appoint the first member to represent all or some of the members having the same interest and may make an order:

	(aa)	as to the control and conduct of the proceedings;

	(bb)	as to the costs of the proceedings; and

	(cc)	directing the distribution of any amount ordered to be paid by a defendant in the proceedings among the members represented.

The BVI Act provides that any member of a company is entitled to payment of the fair value of their shares upon dissenting from any of the following:

(i)	a merger, if the company is a constituent company, unless the company is the surviving company, and the member continues to hold the same or similar shares;

(ii)	a consolidation, if the company is a constituent company;

(iii)	any sale, transfer, lease, exchange or other disposition of more than 50% of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including:

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

(iv)	a redemption of 10% or fewer of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and

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

Transfer of Ordinary Shares

Subject to the restrictions in our Memorandum and Articles, the lock-up agreements with the representative of the underwriters and applicable securities laws, any of our shareholders may transfer all or any of his or her Ordinary Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any Ordinary Shares.

Liquidation

The BVI court has authority under the BVI Insolvency Act, 2003 to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

A BVI company may enter into voluntary liquidation under the BVI Act if it has no liabilities or is able to pay its debts as they fall due and the value of its assets equals or exceeds its liabilities.

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

A company shall keep minutes of all meetings of directors, members, committees of directors and committees of members and copies of all resolutions consented to by directors, members, committees of directors and committees of members. The books, records and minutes required by the BVI Act shall be kept at the office of the BVI registered agent of the company or at such other place as the directors determine. See “Where You Can Find More Information.”

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

Shareholders of BVI companies not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum and articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

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

Directors’ fiduciary duties

BVI law provides that every director of a BVI company in exercising his powers or performing his duties shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, BVI law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes BVI law or the memorandum and articles of association of the company.

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

Shareholder action by written consent

Our Memorandum and Articles provide that shareholders may approve corporate matters by way of a resolution approved at a duly constituted meeting of shareholders by the affirmative vote of a simple majority of the votes of those shareholders entitled to vote and voting on the resolution, subject to the Articles. Following the Company’s IPO, any action required or permitted to be taken by the shareholders of the Company must be effected by a meeting of the shareholders, such meeting to be duly convened and held in accordance with the Articles. Prior to the consummation of the Company’s IPO, any action that could be taken by shareholders at a meeting could also be taken by a resolution consented to in writing, without the need for any prior notice.

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

Removal of directors

Our Articles provide that a director may be removed from office by a resolution of members or by resolution of directors. A resolution for the removal of a director may only be passed at a meeting called for the purpose of removing the director or for purposes including the removal of the director or by a written resolution passed by at least seventy-five percent (75%) of the votes of the members or directors of the Company entitled to vote.

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

Dissolution; Winding Up

As permitted by BVI law and our Memorandum and Articles, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if we have no liabilities or we are able to pay our debts as they fall due and the value of the Company’s assets equals or exceeds its liabilities.

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

(b)	the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons (or in the case of a shareholder being a corporation, its duly authorized representative) together holding or representing by proxy not less than one-third in nominal or par value of the issued shares of that class (but so that if at any adjourned meeting of s

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described under this item or “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions,” or otherwise in this annual report.

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

E. Taxation

British Virgin Islands Taxation

According to Conyers Dill & Pearman, our BVI counsel, as Concorde International is incorporated under the BVI Act, it is exempt from all provisions of the Income Tax Act (as amended) of the British Virgin Islands (including with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by Concorde International to persons who are not persons resident in the British Virgin Islands).

Capital gains realized with respect to any shares, debt obligations or other securities of Concorde International by persons who are not persons resident in the British Virgin Islands are also exempt from all provisions of the Income Tax Act (as amended) of the British Virgin Islands.

No estate, inheritance, succession or gift tax is payable by persons who are not persons resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of Concorde International.

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

According to ReThink Legal, our Singaporean counsel, a Singapore tax resident corporate taxpayer is subject to Singapore income tax on:

●	income accruing in or derived from Singapore; or

●	income derived from outside Singapore (i.e. foreign-sourced income) which is received or deemed received in Singapore, unless otherwise exempted. A non-Singapore tax resident corporate taxpayer is liable to Singapore income tax on income accruing in or derived from Singapore.

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

The remaining chargeable income (after the tax exemption scheme for new companies or the partial tax exemption scheme for companies) will be fully taxable at the prevailing corporate tax rate. For the year of assessment 2025, companies will receive a 50% corporate income tax rebate capped at S$40,000. For companies which employed at least one local employee in 2024 will receive a cash payout of at least S$2,000. The maximum total benefits of the corporate income tax rebate and the cash payout that a company may receive is capped at S$40,000.

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

Accordingly, dividends received in respect of the ordinary shares of a Singapore-tax resident company by either a resident or non- resident of Singapore are not subject to Singapore income tax (whether by withholding or otherwise).

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

Subject to specified exceptions, Section 13W of the Income Tax Act 1947 (“SITA”) provides for certainty on the non-taxability of gains derived by a corporate taxpayer from the disposal of ordinary shares during the period from June 1, 2012 where:

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

U.S. Federal Income Taxation Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A Ordinary Shares by a U.S. Holder (as defined below) that holds our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the Code. This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, minimum tax, and other non-income tax considerations, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular U.S. Holders in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions or underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or former long-term residents of the U.S.;

●	tax-exempt entities (including private foundations);

●	governments or agencies or instrumentalities thereof;

●	qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	holders who acquire their Class A Ordinary Shares pursuant to any employee share option or otherwise as compensation;

●	holders that hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	holders that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own ordinary shares representing 10% or more of our stock (by vote or value);

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities (except as explicitly discussed below);

●	persons holding our Class A ordinary shares through a trust;

●	beneficiaries of a trust holding our Class A ordinary shares; or

●	persons subject to Section 451(b) of the Code.

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal income taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our Class A Ordinary Shares. This brief description is based on the current provisions of the Code, existing, temporary and proposed U.S. Treasury Regulations promulgated thereunder, published administrative pronouncements of the IRS and other applicable authorities federal income tax laws of the United States in effect as of the date of this annual report, as well as judicial interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences to a U.S. Holder of the ownership or disposition of Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF ACQUIRING, OWNING AND DISPOSING OF CLASS A ORDINARY SHARES. HOLDERS OF CLASS A ORDINARY SHARES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSIDERATIONS TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF CLASS A ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

Dividends

Subject to the discussion below entitled “Passive Foreign Investment Company Rules,” any cash distributions paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A Ordinary Shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our Class A Ordinary Shares will not be eligible for the dividends received deduction generally allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our Class A Ordinary Shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purposes of clause (1) above to be readily tradeable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq. Our Class A Ordinary Shares are listed on Nasdaq and are therefore considered readily tradeable on an established securities market in the United States. There can be no assurance, however, that our Class A Ordinary Shares will be considered readily tradeable on an established securities market in future years. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares.

Dividends paid on our Class A Ordinary Shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may be eligible instead to claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below entitled “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will generally be long-term if the Class A Ordinary Shares have been held for more than one year. Long-term capital gain of non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss is subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit or deduction under their particular circumstances and the potential impact of the Treasury Regulations.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (as defined for U.S. federal income tax purposes), or the “income test”, or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the “asset test”. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the Company’s goodwill and other unbooked intangibles are taken into account when determining the value of the Company’s assets. Passive income generally includes, among other things, dividends, interest, certain rents and royalties, and certain gains from commodities or securities transactions and the excess of gains over losses from the disposition of certain assets which produce passive income. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based upon our current and projected income and assets, we do not expect to be a PFIC for the current taxable year. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact- intensive determination made annually that depends, in part, upon the composition of our income and assets. In particular, increased volatility in the market price of our Class A Ordinary Shares may significantly increase our risk of becoming a PFIC. The market price of our Class A Ordinary Shares may continue to fluctuate widely, and consequently, we cannot assure you of our PFIC status for any taxable year. Fluctuations in the market prices of our Class A Ordinary Shares may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market prices of our Class A Ordinary Shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, our risk of being or becoming classified as a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder, other than the taxable year in which the U.S. Holder’s holding period Class A Ordinary Shares begins, that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the portion of the U.S. Holder’s holding period for the Class A Ordinary Shares that preceded the taxable year in which the U.S. Holder receives the distribution), and (ii) any gain realized on the sale or other disposition of Class A Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income;

●	the amount allocated to each prior taxable year (or portion thereof), other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year (or portion thereof), other than a pre-PFIC year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, with respect to the first taxable year in which such U.S. Holder holds (or is deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, provided that such stock is regularly traded (generally, stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter) on a qualified exchange or other market, as defined in applicable Treasury Regulations. Our Class A Ordinary Shares are listed on the Nasdaq, which is a qualified exchange for these purposes. We anticipate that our Class A Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard and we cannot guarantee that our Class A Ordinary Shares will continue to be listed and regularly traded on the Nasdaq. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above. Therefore, U.S. Holders should assume that a qualified electing fund election will not be available.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an IRS Form 8621 annually. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our Class A Ordinary Shares if we are or become a PFIC. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to “specified foreign financial assets” (which may include our Class A Ordinary Shares), subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file an IRS Form 8938.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, (i) we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, (ii) our officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and (iii) our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

The reporting currency of the Company is the U.S. dollar (“USD”). The functional currency of CGPL, CSPL, BAPL and CAPL is the SGD. The functional currency of the Company and CiF is the U.S. dollar (“USD). The functional currency of CSSB is Malaysia Ringgit (“MYR”). The functional currency of CSL is Great Britain Pound (“GBP”).

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

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

None.

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

Our management carried out an evaluation, under the supervision of our Co-Chief Executive Officers of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act, as of December 31, 2025. Based on that evaluation, our management, including our Co-Chief Executive Officers, concluded that our disclosure controls and procedures were ineffective as of December 31, 2025 due to the material weakness in internal control over financial reporting identified below.

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

Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025, due to two material weaknesses identified in our internal control over financial reporting as described below:

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

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including: (i) hiring more qualified staff to fill up the key roles in the operations; and (ii) setting up a financial and system control framework with formal documentation of polices and controls in place.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because our company is neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

Changes in Internal Control over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16. [Reserved]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ms. Sim Peng Thia, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and chairman of our audit committee, is an audit committee financial expert.

ITEM 16B. CODE OF BUSINESS ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors. A copy of conduct and business ethics has been filed as an exhibit to our Registration Statement on Form F-1, File No. 333-281799, filed on August 27, 2024, as amended. The Company will provide any person a copy of its code of ethics, without charge, upon request. Such request should be addressed to the Company at 3 Ang Mo Kio Street 62, #01-49 LINK@AMK Singapore 569139.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Guangdong Prouden CPAs GP, our current principal external auditor, and AssentSure PAC and Kreit & Chiu CPA LLP, our former principal external auditors, during the periods indicated. We did not pay any other fees to these independent registered public accounting firms during the periods indicated below.

	For the Years Ended December 31,
	2025	2024	2023
Audit Fees(1)	$302,500	$312,000	$183,750
Audit-related Fees(2)	-	-	-

(1)	“Audit Fees” represent the aggregate fees billed during each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements. Kreit & Chiu CPA LLP has audited the consolidated statements of financial position as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the fiscal years ended December 31, 2024 and 2023, and the related notes. Guangdong Prouden CPAs GP has audited the consolidated statements of financial position as of December 31, 2025, the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the fiscal years ended December 31, 2025, and the related notes.

(2)

“Audit Related Fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for other services except for the audit of our annual consolidated financial statements.

All audit and permitted non-audit services provided by our principal accountant, including audit services, audit-related services, tax services, and other services as described above, must be and have been approved in advance by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Engagement of Assentsure PAC

On August 1, 2025, we ratified the engagement of Assentsure PAC (“Assentsure”) as our new independent registered public accounting firm to audit the consolidated financial statements of the Company as of and for the year ending December 31, 2025, effective as of March 9, 2026, and dismissed Kreit & Chiu CPA LLP. This change in independent registered public accounting firm was approved by our audit committee of the board of directors and our board of directors.

Kreit & Chiu CPA LLP’s audit report on our consolidated financial statements as of and for the years ended December 31, 2024 and 2023 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. During the audit for the fiscal years ended December 31, 2024 and 2023, there were no (i) disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions, between us and Kreit & Chiu CPA LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Kreit & Chiu CPA LLP, would have caused Kreit & Chiu CPA LLP to make reference to the subject matter of the disagreements in connection with its report on the consolidated financial statements, or (ii) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F except that Kreit & Chiu CPA LLP had discussed with our audit committee, in connection with the audit for the years ended and as of December 31, 2024 and 2023, material weaknesses in our internal control over financial reporting related to (a) lack of proper segregation of duties over the execution and approval of journal entries and financial processes; (ii) lack of proper training of the accounting staff to ensure consistent application of IFRS as well as compliance with related financial reporting guidelines; and (iii) ineffective design of review controls regarding both routine accounting processes and accounting treatments for complex transactions to ensure that accounting transactions are properly recognized and measured in the consolidated financial statements.

We have provided Kreit & Chiu CPA LLP with a copy of this disclosure in Item 16F and requested from Kreit & Chiu CPA LLP a letter addressed to the SEC indicating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Kreit & Chiu CPA LLP addressed to the SEC, dated August 5, 2025, is filed herein as Exhibit 16.1.

During the years ended and as of December 31, 2024 and 2023, and the subsequent interim period to our engagement of Assentsure on August 1, 2025, neither we nor anyone on behalf of us consulted with Assentsure regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us by Assentsure that Assentsure concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (b) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F and the related instructions therein) or a reportable event (as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F).

Engagement of Guangdong Prouden CPAs GP

On March 18, 2026, we engaged Guangdong Prouden CPAs GP as our new independent registered public accounting firm and dismissed Assentsure. This change in independent registered public accounting firm was approved by our audit committee of the board of directors and our board of directors.

The audit report on the consolidated financial statements as of and for the year ended December 31, 2024 was audited by the Company former auditor, Kreit & Chiu CPA LLP. AssentSure did not audit the audit report on the Company’s consolidated financial statements as of and for the year ended December 31, 2025, and it has reviewed the Company’s unaudited consolidated financial statements for the six months ended June 30, 2025. During the review for the six months ended June 30, 2025 and the subsequent period through the dismissal date of March 9, 2026, there were no (i) disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions, between us and AssentSure on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of AssentSure, would have caused AssentSure to make reference to the subject matter of the disagreements in connection with its report on the consolidated financial statements, or (ii) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F.

We have provided AssentSure with a copy of this disclosure in Item 16F and requested from AssentSure a letter addressed to the SEC indicating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from AssentSure addressed to the SEC, dated March 17, 2026, is filed herein as Exhibit 16.2.

During the years ended and as of December 31, 2024 and 2023, and the subsequent interim period to our engagement of Guangdong Prouden CPAs GP on March 9, 2026, neither we nor anyone on behalf of us consulted with Guangdong Prouden CPAs GP regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us by Guangdong Prouden CPAs GP that Guangdong Prouden CPAs GP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (b) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F and the related instructions therein) or a reportable event (as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F).

ITEM 16G. CORPORATE GOVERNANCE

We are incorporated in the British Virgin Islands and our corporate governance practices are governed by applicable laws of the British Virgin Islands and our memorandum and articles of association. In addition, because our Class A ordinary shares are listed on the Nasdaq Stock Market, or Nasdaq, we are subject to Nasdaq’s corporate governance requirements.

As a British Virgin Islands company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Class A Ordinary Shares—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.” We followed home country practice with respect to the requirements (i) that a majority of our board of directors consist of independent directors, (ii) that we have a compensation committee that is composed entirely of independent directors, and (iii) that we have a nominations committee comprised solely of independent directors. In addition, we relied on home country practices for (i) the adoption of our 2025 Equity Incentive Plan, and (ii) issuance of Class A ordinary shares under the Merger Agreement. Furthermore, we will follow home country practice and will not hold an annual shareholders meeting for the fiscal year ended December 31, 2025, in lieu of the Nasdaq Marketplace Rule that each Company shall hold an annual meeting of shareholders within one year of the end of each fiscal year.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies governing the purchase, sale, and other disposition of our securities by directors, senior management, and employees. A copy of the insider trading policies is filed as an exhibit to this annual report.

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

For additional information on our cybersecurity risks, please see “Item 3. Key Information—D. Risk Factors.”

PART III

ITEM 17. FINANCIAL STATEMENTS

In lieu of responding to this item, we have responded to Item 18 of this annual report.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of Concorde International Group Ltd, adopted on March 14, 2024 (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-1 filed on August 27, 2024)
2.1*	Rights of Class A Ordinary Shares Registered Pursuant to Section 12 of the Exchange Act as of December 31, 2025
4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 filed on August 27, 2024)
4.2	Form of Independent Director Agreement between the Registrant and its independent directors (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 filed on August 27, 2024)
4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.3 to the Amendment No.1 to Form F-1 filed on September 18, 2024)
4.4	U.S.$1,000,000 Convertible Promissory Note between Softbank Robotics Singapore Pte Ltd and Concorde International Group Ltd, dated June 10, 2024 (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed on August 27, 2024
4.5	Securities Purchase Agreement between Softbank Robotics Singapore Pte Ltd and Concorde International Group Ltd, dated June 10, 2024 (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 filed on August 27, 2024)
4.6	Form of Concorde International Group Ltd 2025 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 of our Current Report on Form 6-K filed on October 1, 2025)
4.7	Form of Share Option Agreement (incorporated by reference to Exhibit 10.1 of our Current Report on Form 6-K filed on October 1, 2025)
4.8	Form of Restricted Share Award Agreement (incorporated by reference to Exhibit 10.2 of our Current Report on Form 6-K filed on October 1, 2025)
4.9	Form of Restricted Share Units Award Agreement (incorporated by reference to Exhibit 10.3 of our Current Report on Form 6-K filed on October 1, 2025)
4.10	Software Purchase Agreement, dated August 20, 2025, between Concorde International Group Ltd. and Business Risk Investments Pty Ltd (incorporated by reference to Exhibit 10.1 of our Current Report on Form 6-K filed on September 15, 2025)
4.11	Agreement and Plan of Merger dated February 3, 2026, by and between the Company and YOOV Group Holding Limited (incorporated by reference to Exhibit 10.1 of our Current Report on Form 6-K filed on March 24, 2026)

4.12	Waiver Agreement dated March 18, 2026, by and between the Company and YOOV Group Holding Limited (incorporated by reference to Exhibit 99.1 of our Current Report on Form 6-K filed on March 24, 2026)
8.1*	List of Subsidiaries
11.1	Code of Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-1 filed on August 27, 2024)
11.2	Insider Trading Policies of the Registrant (incorporated by reference to Exhibit 11.2 to the Form 20-F filed on May 15, 2025)
12.1*	Co-CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Co-CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.3*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Co-CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Co-CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.3**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Guangdong Prouden CPAs GP
15.2*	Consent of Kreit & Chiu CPA LLP
15.3*	Consent of Conyers Dill & Pearman
15.4*	Consent of ReThink Legal
16.1	Letter from Kreit & Chiu CPAs LLP, Independent Registered Public Accounting Firm (incorporated by reference to Exhibit 15.1 of our Current Report on Form 6-K filed on August 5, 2025)
16.2	Letter from AssentSure PAC, Independent Registered Public Accounting Firm (incorporated by reference to Exhibit 16.1 of our Current Report on Form 6-K filed on March 18, 2026)
97.1	Clawback Policy (incorporated by reference to Exhibit 99.5 to the Amendment No.1 to Registration Statement on Form F-1 filed on September 18, 2024)
101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONCORDE INTERNATIONAL GROUP LTD

By:	/s/ Swee Kheng Chua
Name:	Swee Kheng Chua
Title:	Co-Chief Executive Officer and Chairman

Date: May 12, 2026

CONCORDE INTERNATIONAL GROUP LTD

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Concorde International Group Ltd

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Concorde International Group Ltd and its subsidiaries (the “Company”) as of December 31, 2025, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the fiscal year ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the fiscal year ended December 31, 2025, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Guangdong Prouden CPAs GP

Guangdong Prouden CPAs GP

We have served as the Company’s auditor since 2026.

Guangzhou, China

May 12, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Concorde International Group Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Concorde International Group Ltd. (the “Company”) as of December 31, 2024, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

/s/ Kreit and Chiu CPA LLP

We have served as the Company’s auditor from 2023 to 2025.

New York, NY

May 15, 2025

CONCORDE INTERNATIONAL GROUP LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2025 AND 2024

		2025	2024
	Note	USD	USD
Assets
Non-current assets:
Property and equipment, net	5	3,627,148	3,720,807
Right-of-use asset, net	6	451,791	322,332
Intangible assets, net	7	8,313	9,325
Other financial assets	8	71,561	393,019
Deferred offering costs		-	449,110
Amount due from related parties, net of current portion	24	316,410	432,017
Total non-current assets		4,475,223	5,326,610

Current assets:
Trade and other receivables	9	5,028,742	3,825,146
Amount due from related parties	24	134,925	121,167
Cash and cash equivalents	10	1,629,018	1,000,284
Total current assets		6,792,685	4,946,597
Total assets		11,267,908	10,273,207

Equity and liabilities
Equity
Share capital	15	270	209
Additional paid in capital		99,606,785	-
Merger reserves	15	2,336,848	2,336,848
Other reserves	15	117,490	83,085,159
Accumulated Deficit		(98,474,450)	(83,313,648)
Equity attributable to equity holders of the parent company		3,586,943	2,108,568
Non-controlling interests		112,611	151,629
Total equity		3,699,554	2,260,197

Liabilities
Non-current liabilities:
Lease liabilities, net of current portion	6	200,367	170,724
Debt - due after one year	11	1,923,795	2,906,113
Deferred tax liabilities	13	136,053	182,096
Other financial liabilities	12	-	173,551
Total non-current liabilities		2,260,215	3,432,484

Current liabilities:
Trade and other payables	14	1,925,425	1,091,188
Amount due to related parties	24	207,551	216,940
Tax payable		186,901	60,282
Lease liabilities	6	101,624	89,438
Debt - due within one year	11	2,886,638	3,122,678
Total current liabilities		5,308,139	4,580,526
Total liabilities		7,568,354	8,013,010
Total equity and liabilities		11,267,908	10,273,207

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDE INTERNATIONAL GROUP LTD.
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2025, 2024 AND 2023

		2025	2024	2023
	Note	USD	USD	USD
Revenue	18	12,475,443	10,490,668	10,655,993
Cost of revenue (exclusive of depreciation and amortization expenses shown separately below)		(8,628,602)	(6,875,141)	(7,662,024)
		3,846,841	3,615,527	2,993,969

Other income	22	503,659	501,660	236,911
Expected credit loss provision		(59,645)	(562,755)	69,763
Depreciation and amortization expenses		(589,976)	(279,543)	(329,836)
Employee benefit expenses	20	(2,935,364)	(2,151,970)	(1,311,345)
Other expenses	21	(4,706,612)	(1,257,148)	(384,402)
Share-based compensation	16	(10,868,000)	(83,155,336)	-
Finance costs	23	(296,152)	(218,630)	(149,626)

(Loss) / Profit before tax		(15,105,249)	(83,508,195)	1,125,434
Income tax expense	19	(97,135)	(114,902)	(131,240)
(Loss) / Profit for the year		(15,202,384)	(83,623,097)	994,194

Other comprehensive income/(loss)
Other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods (net of tax):
Foreign currency translation		190,231	(106,213)	26,610

Total comprehensive (loss) / profit for the year, net of tax		(15,012,153)	(83,729,310)	1,020,804

(Loss)/ Profit for the year attributable to:
Equity holders of the parent company		(15,242,850)	(83,637,387)	960,686
Non-controlling interests		40,466	14,290	33,508
		(15,202,384)	(83,623,097)	994,194

Total comprehensive (loss) / profit for the year attributable to:
Equity holders of the parent company		(15,055,183)	(83,743,600)	987,296
Non-controlling interests		43,030	14,290	33,508
		(15,012,153)	(83,729,310)	1,020,804

(Loss) / Earnings per share
Basic	17	(0.67)	(5.08)	9.61
Diluted	17	(0.67)	(5.08)	9.61

 The accompanying notes are an integral part of these consolidated financial statements.

CONCORDE INTERNATIONAL GROUP LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025, 2024 AND 2023

	Share capital	Additional Paid In Capital	Merger reserve	Other reserve	Foreign currency translation reserve	Earnings/ (Accumulated Deficit)	Equity attributable to owners of the parent	Non- controlling interests	Total equity
	USD	USD	USD	USD	USD	USD	USD	USD	USD
Balance as at January 1, 2023	1	-	2,336,848	(88,744)	41,424	(783,037)	1,506,492	103,831	1,610,323

Profit for the year	-	-	-	-	-	960,686	960,686	33,508	994,194
Other comprehensive income	-	-	-	-	26,610	-	26,610	-	26,610
Total comprehensive income	-	-	-	-	26,610	960,686	987,296	33,508	1,020,804

Transactions with equity holders:
Capital distribution	-	-	-	71,449	-	-	71,449	-	71,449
Balance as at December 31, 2023	1	-	2,336,848	(17,295)	68,034	177,649	2,565,237	137,339	2,702,576

Prior period adjustment	-	-	-	-	-	146,090	146,090	-	146,090
(Loss)/Profit for the year	-	-	-	-	-	(83,637,387)	(83,637,387)	14,290	(83,623,097)
Other comprehensive loss	-	-	-	-	(106,213)	-	(106,213)	-	(106,213)
Total comprehensive (loss)/income	-	-	-	-	(106,213)	(83,637,387)	(83,743,600)	14,290	(83,729,310)

Transactions with equity holders:
Capital distribution	-	-	-	(14,703)	-	-	(14,703)	-	(14,703)
Issuance of new shares	208	-	-	-	-	-	208	-	208
Share-based compensation			-	83,155,336	-	-	83,155,336	-	83,155,336
Balance as at December 31, 2024	209	-	2,336,848	83,123,338	(38,179)	(83,313,648)	2,108,568	151,629	2,260,197

Prior year reclassification	-	83,155,336	-	(83,155,336)	-	82,048	82,048	(82,048)	-

(Loss)/Profit for the year	-	-	-	-	-	(15,242,850)	(15,242,850)	40,466	(15,202,384)
Other comprehensive income	-	-	-	-	187,667	-	187,667	2,564	190,231
Total comprehensive income/(loss)	-	-	-	-	187,667	(15,242,850)	(15,055,183)	43,030	(15,012,153)

Transactions with equity holders:
Issuance of new shares	14	4,507,036	-		-	-	4,507,050	-	4,507,050
Conversion of convertible note	3	1,076,457					1,076,460	-	1,076,460
Share-based compensation	44	10,867,956	-		-	-	10,868,000	-	10,868,000
Balance as at December 31, 2025	270	99,606,785	2,336,848	(31,998)	149,488	(98,474,450)	3,586,943	112,611	3,699,554

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDE INTERNATIONAL GROUP LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025, 2024 AND 2023

	2025	2024	2023
	USD	USD	USD
Cash flows from operating activities
(Loss)/Profit before tax	(15,105,249)	(83,508,195)	1,125,434

Adjustments for:
Depreciation of property and equipment	466,420	149,895	188,969
Depreciation of right-of-use assets	122,016	74,662	48,134
Gain on disposal of fixed asset	(29,443)	-	-
Fixed asset written off	10,279	-	-
Amortization of intangible assets	1,540	54,986	92,734
Interest expense	296,152	218,630	149,626
Interest income	(25,650)	(35,940)	(29,853)
Amount due from related party written off	-	2,131	-
Share-based compensation	10,868,000	83,155,336	-
Expected credit loss provision	59,645	562,755	-
Fair value adjustment	(68,551)	117,973	-
Operating cash flows before movements in working capital	(3,404,841)	792,233	1,575,044

Change in working capital:
Increase in trade and other receivables	(1,315,746)	(892,894)	(930,482)
Increase/(decrease) in trade and other payables	1,244,873	(446,240)	190,338
Decrease in amount due to related parties	(8,142)	(17,286)	(43,956)
Cash used in operations	(3,483,856)	(564,187)	790,944
Income tax	(32,545)	-	-
Net cash used in /provided by operating activities	(3,516,401)	(564,187)	790,944

Cash flows from investing activities
Purchase of property and equipment	(186,835)	(1,052,484)	(407,203)
Downpayment for right-of-use assets	(96,498)	-	-
Premium paid for purchase of keyman insurance	-	(85,913)	-
Proceeds from disposal of property and equipment	46,841	-	30,942
Acquired intangible asset	-	-	(4,819)
Loan repaid from related parties	119,955	185,407	71,449
Net cash used in investing activities	(116,537)	(952,990)	(309,631)

Cash flows from financing activities
Proceeds from issuance of shares	5,750,000	208	-
Payment of deferred offering cost	(909,861)	(333,088)	-
Proceeds from debt	-	3,259,062	2,036,696
Repayment of debt	(541,874)	(1,255,766)	(1,984,699)
Repayment of lease liabilities	(125,597)	(80,581)	(51,050)
Net cash provided by financing activities	4,172,668	1,589,835	947

Net increase in cash and cash equivalents	539,730	72,658	482,260
Cash and cash equivalents at beginning of year	1,000,284	956,975	441,278
Effect of foreign exchange rate changes on cash and cash equivalents	89,004	(29,349)	33,437
Cash and cash equivalents at December 31, 2025	1,629,018	1,000,284	956,975

Non-cash investing and financing activities
Fair value measurement of share-based compensation	10,868,000	83,155,336	-
Fair value adjustment for other financial assets	(2,035)	16,615	-
Fair value adjustment for other financial liabilities	70,586	101,357	-
Initial measurement of right-of-use asset and lease liability	137,937	187,852	76,713

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General

Concorde International Group Ltd (“Company” or “Concorde”), was incorporated in the British Virgin Islands on May 2, 2023. The Company’s registered office is at Conyers Trust Company (BVI) Limited of Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110. The Company’s agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. The major operation of the Group is located at 3 Ang Mo Kio Street 62 #01-49 LINK@AMK Singapore 569139.

Concorde International Group Ltd (“CIGL”), was incorporated in 2023 to acquire via Concorde International Group Pte Ltd (Singapore) the following companies, Concorde Security Pte Ltd (Singapore), Concorde Security Sdn Bhd (Malaysia), Concorde Security Limited (UK), Concorde Asia Pte Ltd (Singapore) and Berjaya Academy Pte Ltd (Singapore).

Concorde International Group Ltd, and its subsidiaries (collectively referred to as the “Group”) engages principally in providing man guarding and i-Guarding services including project installation and maintenance work located in Singapore.

i-Guarding services is a technology-integrated security service implementing and utilizing technologies such as I-Facility Sprinter (“IFS”), Visitor Management Systems (VMS), Keys Management Systems (KMS), Intelligent Facility Authenticators (IFA), security turnstile facilities, Internet of Things (IoT) devices, and other smart security solutions. Man Guarding is the provision of traditional manpower to man-operate at the customer’s site.

On April 22, 2025, the Company was successfully listed on the NASDAQ Stock Exchange, and on April 23, 2025, it issued an aggregate of 1,250,000 Class A Ordinary Shares, receiving proceeds of US$4,371,614. This amount represents full payment for the shares, net of underwriting discounts, offering expenses, and other costs, as outlined in the Underwriting Agreement and the flow of funds memorandum dated April 23, 2025. Subsequently, on May 2, 2025, the Underwriter exercised the over-allotment option pursuant to the Underwriting Agreement, and the Company issued an additional 187,500 ordinary shares (the “Option Shares”). The Company received same-day wire transfers totaling US$693,750 after netting off underwriting discount in connection with the issuance of the Option Shares.

These consolidated financial statements are presented in United States Dollars (“USD”) and have been rounded to the nearest USD.

2.	Adoption of new and revised Standards

New and amended IFRS Accounting Standards that are effective for the current year

The following standards and amendments have been adopted by the Group for the first time for the financial year beginning on January 1, 2025:

Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates:

Lack of Exchangeability

The adoption of amendment does not have material impact on the Group’s financial positions and performance for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Adoption of new and revised Standards (cont.)

The following new standards and amendments to standards have not come into effect for the financial year beginning January 1, 2025, and have not been early adopted by the Group in preparing these consolidated financial statements.

The adoption of IFRS 18 ‘Presentation and Disclosure in Financial Statements’, effective for periods commencing on or after January 1, 2027, is expected to have a material impact on the presentation of the consolidated financial statements.

These disclosures reflect the situation where management is still in the process of identifying the possible impact of IFRS 18. Depending on where management are in this process, it may be possible to provide further information about the possible impact of applying IFRS 18. Except for IFRS 18, none of these new standards and amendments to standards is expected to have a material effect on the consolidated financial statements of the Group.

Title	Effective date
IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IAS 31 Translation to a Hyperinflationary Presentation Currency	January 1, 2027
Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosure: Classification and Measurement of Financial Instruments	January 1, 2026
Annual Improvements to IFRS – Volume 11	January 1, 2026
Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures : Sale or Contribution of Assets between an investor and its Associate or Joint Venture	Effective date has been removed temporarily by the IASB

3.	Material Accounting Policy Information

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

3.1	Basis of accounting

The consolidated financial statements of Concorde have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are presented in USD.

The accounting policies used for the preparation of these consolidated financial statements are based upon the application of IFRS 1.D17, which results in assets and liabilities being measured at the same carrying amount as in the standalone financial statements of subsidiaries for the years December 31, 2025, 2024 and 2023 after adjusting for consolidation and equity accounting adjustments and for the effects of the business combination in which the entity acquired the subsidiaries.

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

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Material Accounting Policy Information (cont.)

3.2	Going concern

Pursuant to IAS 1, Presentation of Financial Statements, the Group is required to and does evaluate at each annual and interim period   whether there are conditions or events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

As of December 31, 2025, our consolidated financial statements were prepared on the assumption that we would continue as a going concern. The Group’s ability to continue as a going concern is dependent upon the Group’s profit generating operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

3.3	Principles of consolidation

The consolidated financial statements incorporate the financial statements of the parent entity and entities controlled by Group made up to December 31 each year. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

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

(b)	Rights arising from other contractual agreements; and

(c)	The voting rights of the Group and potential voting rights

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Material Accounting Policy Information (cont.)

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

Name of subsidiaries	Date of incorporation	Principal activities	Relationship with the Group
Concorde International Group Pte Ltd	June 12, 2023	Holding company	100% own subsidiary
Concorde i-FAST USA Inc.	April 25, 2024	Security solution services	100% own subsidiary
Concorde Security Pte Ltd	June 16, 2005	Security solution services	96.81% own subsidiary
Concorde Security Sdn Bhd	January 13, 2015	Security solution services	100% own subsidiary
Concorde Security Limited	December 23, 2016	Security solution services	100% own subsidiary
Concorde Asia Pte Ltd	October 08, 2013	Security solution services	70% own subsidiary (directly or indirectly)
Berjaya Academy Pte Ltd	March 06, 2020	Consultancy and training course services	70% own subsidiary (directly or indirectly)

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Material Accounting Policy Information (cont.)

3.4	Revenue recognition

Revenue is measured based on the consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

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

Revenue is recognized when the Group satisfies a performance obligation by transferring promised goods or services to the customer, which is when the customer obtains control of the goods or services.

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

In providing round-the-clock security manning, the customer simultaneously receives and consumes the benefits of the Group’s performance. Therefore, the nature of the service sales is recognized over time, on a monthly billing cycle basis.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Material Accounting Policy Information (cont.)

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

Right to payment for performance completed to date, an entity considers both contractual terms and applicable laws. This right does not necessarily specify a fixed amount but must ensure that the entity is compensated for work completed if the contract is terminated for reasons unrelated to the entity’s performance failure. Customers have entered into a contract with the Group that does recurring monthly billing, securing the Group’s right to payment for services rendered as they are consumed.

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

Revenue from a contract to provide man guarding services is recognized over time, using the output method to measure progress towards complete satisfaction of the service, as the customer simultaneously receives and consumes the benefits provided by the Group. In the applicable of the output method, the Group has used the appraisal of results achieved method. Accordingly, in view of the nature of the service income on a contract basis, management considers that this output method is most appropriate in measuring the progress towards complete satisfaction of these performance’s obligation. The Company also utilizes the “as invoiced” practical expedient where performance obligations are satisfied over time and the invoiced amount corresponds directly with the value the Company is providing to the customer.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Material Accounting Policy Information (cont.)

(b)	I-Guarding Services (including installation and maintenance services)

I-Guarding Services is a comprehensive technology-integrated package of round-the-clock ongoing security monitoring and maintenance services, the service is consumed continuously and revenue is recognized over time through monthly invoicing.

The Group sells a range of products such as closed-circuit cameras, turnstiles, gates, authenticators, and cabling, and provides installation services for these products.

In the case, where the installation is part of a comprehensive package that includes monthly security monitoring and maintenance services, revenue is recognized over time as these services are consumed. This installation is a prerequisite for our comprehensive package, involving continuous service and maintenance of the installed facilities by the Group. Therefore, the setup of these facilities constitutes a continuous performance obligation, inseparable from the provision of security services.

In the case, where the installation is part of a security setup without ongoing monthly security monitoring or maintenance services, revenue is recognized at a point in time upon completion of installation and acceptance by customers. This recognition occurs when control of the goods is transferred to the customers, in accordance with the agreed terms, and significant risks and rewards of ownership have been passed to them. Such service denotes a small portion of the total i-guarding services sales. The point-in-time sales within the I-Guarding services are USD 310,465, USD 418,874 and USD 339,568 for 2025, 2024 and 2023 respectively. These installations are standalone and capable of operating independently from our security services. Examples include installing turnstiles, modifying gates, and installing biometric locks.

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

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Material Accounting Policy Information (cont.)

3.7	Leases — The Group as lessee

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

The Group generally uses the incremental borrowing rate as the discount rate. To determine the incremental borrowing rate, the Group obtains a reference rate and makes certain adjustments to reflect the terms of the lease and the asset leased.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Material Accounting Policy Information (cont.)

Lease payments included in the measurement of the lease liability comprise:

●	Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable

●	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date

●	The amount expected to be payable by the lessee under residual value guarantees

●	The exercise price of purchase options, if the lessee is reasonably certain to exercise the options

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

The Group recognizes a right-of-use asset and lease liability at the lease commencement date for all lease arrangement for which the Group is the lessee, except for leases which have lease term of 12 months or less and leases of low value assets for which the Group applied the recognition exemption allowed under IFRS 16 Leases (“IFRS 16”). For these leases, the Group recognizes the lease payment as an operating expense on a straight-line basis over the term of the lease.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Material Accounting Policy Information (cont.)

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

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term. When the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. The right-of-use asset is also reduced by allowances for expected credit losses, if any, and adjusted for certain remeasurements of the lease liability, where applicable.

The Group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘Property and Equipment’ policy.

Where a contract contains more than one lease component, the Group allocates the consideration in the contract to each lease component on the basis of the relative standalone price of the lease component. Where the contract contains non-lease components, the Group applied the practical expedient to not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

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

Current tax

The tax currently payable is based on taxable profit for the year.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Material Accounting Policy Information (cont.)

Deferred tax

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. A deferred tax liability was recognized by the Group during the financial year ended December 31, 2025 and 2024 as the Group’s net deferred tax stemming from business losses in previous years, may not completely offset the tax liability recognized for the year.

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

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Material Accounting Policy Information (cont.)

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

Estimated useful life
Furniture and Fittings	3 years
Office equipment	3 years
Building	50 years
Motor Vehicle	5 years
Security Equipment	3 – 7 years
Renovation	3 – 7 years

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Material Accounting Policy Information (cont.)

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

(b)	Patents and trademark

Patents and trademarks are measured initially at purchase cost and are amortized on a straight-line basis over their useful lives.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Material Accounting Policy Information (cont.)

3.13.2	Intangible assets acquired separately

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

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Material Accounting Policy Information (cont.)

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

In the consolidated statement of financial position, cash and cash equivalents comprise cash and bank balances. Cash equivalents are short-term (generally with original maturity of three months or less), highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

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

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Material Accounting Policy Information (cont.)

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

Other financial asset

Under IFRS 9, the insurance contract is recognized as a financial asset.. In accordance to IFRS9 paragraph 4 classification of financial asset, two key criteria are assessed for further classification: the entity’s business model for managing the assets and the contractual cash flow characteristics. Financial assets can be classified into three categories: Amortized Cost for those held to collect cash flows that are solely payments of principal and interest; Fair Value Through Other Comprehensive Income (FVOCI) for assets held to collect cash flows and for selling, also with solely payments of principal and interest; and Fair Value Through Profit or Loss (FVPL) for assets that do not meet the criteria for the first two categories. This classification ensures that financial assets are measured and reported in a way that accurately reflects their economic substance. The insurance contract is not classified as a financial asset for collecting contractual cash flows through compensation for the life insured. Since the contract does not represent solely the payment of principal and interest, it fails the SPPI (Solely Payments of Principal and Interest) test. Therefore, it will be recognized at fair value through profit and loss in subsequent reporting periods.

Other financial asset includes a keyman insurance policy purchased by the Group for a department head, who is a family member of Swee Kheng Chua. $84,389 was capitalized. The amount was revalued to $71,561 as at December 31, 2025. The policy has an accumulating asset value and provides $1 million coverage on the life insured. The Group has the discretion to reassign the life insured.

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

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Material Accounting Policy Information (cont.)

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

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Material Accounting Policy Information (cont.)

Financial liabilities

All financial liabilities are measured subsequently at amortized cost using the effective interest method.

Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for trading, or (iii) designated as at fair value through profit or loss (“FVTPL”), are measured subsequently at amortized cost using the effective interest method.

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

Where a financial liability contains an embedded derivative, the Group assesses whether the embedded derivative is required to be separated from the host contract. An embedded derivative is separated and accounted for at fair value through profit or loss if it is not closely related to the host contract and meets the definition of a derivative.

If the embedded derivative is assessed to be closely related to the host contract, or is not material, it is not separately recognised and the financial liability continues to be measured at amortised cost.

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

A contingent liability is a possible obligation that arises from past events whose existence would be confirmed by the occurrence or non-occurrence of one or more uncertain future events beyond the control of the Group or a present obligation that is not recognized because it is not probable that an outflow of resources would be required to settle the obligation. A contingent liability also arises in extremely rare cases where there is a liability that cannot be recognized because it cannot be measured reliably. The Group does not recognize a contingent liability but discloses its existence in the consolidated financial statements (Refer Note 25 to the consolidated financial statements).

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Material Accounting Policy Information (cont.)

3.18	Earnings/(Loss) per share

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

3.19	Foreign currency transaction and translations

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recognized at the rates of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the exchange rates at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are recognized in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into the presentation currency of the Group (i.e. USD) at the rate of exchange prevailing at the end of each reporting period, and their income and expenses are translated at the average exchange rates for the year. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity under the heading of foreign currency translation reserve.

3.20	Deferred offering costs

Deferred offering costs consists of legal, accounting, underwriter’s fees, and other costs incurred through the balance date that are directly related to the proposed Initial Public Offering (IPO) and that would be charged to equity upon completion of the proposed IPO. Should the proposed IPO prove unsuccessful, deferred costs and additional expenses to be incurred would be charged to the statement of profit or loss.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Material Accounting Policy Information (cont.)

3.21	Reportable segments

Basis for segmentation

The Group’s chief executive officer (the Chief Operating Decision Maker or CODM) is responsible for resource allocation and performance assessment. Operating segments are determined using the management approach, based on internal reporting reviewed monthly by the CODM for decision-making and evaluation.

Based on management’s assessment, the Group has determined that it has two operating segments, which are (i) security services; and (ii) training school.

Information about reportable segment

	Security Services	Training school	Unallocated	Total
	USD	USD	USD	USD
2025
Segment Revenue	12,287,301	188,142	-	12,475,443
Segment Profit / (Loss)	174,125	(50,994)	(15,325,515)	(15,202,384)

2024
Segment Revenue	10,434,043	56,625	-	10,490,668
Segment Loss	(296,079)	(171,682)	(83,155,336)	(83,623,097)

	USD	USD	USD	USD
2025
Assets	10,728,560	69,594	469,754	11,267,908
Liabilities	(7,065,168)	(24,875)	(478,311)	(7,568,354)

2024
Assets	9,803,387	20,710	449,110	10,273,207
Liabilities	(6,868,823)	(29,859)	(1,114,328)	(8,013,010)

Geographic allocation

All business units of the Group are operating in Singapore.  The Group allocates revenue based on the location of the customer. The geographic revenue are generated majority from Singapore and less than 1% of the Group’ revenue generated from Australia.

3.22	Share-based compensation

The Group issued restricted shares to members of the Board, executive officers, their affiliates, external consultants, and existing shareholders. The cost of the restricted shares is measured based on the fair value on the grant date.

In 2024, the shares granted were measured in accordance to IFRS 2 of fair value at grant date. The Group utilizes the unlevered discounted cash flow method to determine the fair value of restricted share at the grant date considering the dilutive effect of restricted share, which is a level 3 input of IFRS 13. In 2025, following the Group’s initial public offering, the fair value of shares granted was measured based on the quoted market price at the grant date, which represents a Level 1 input under IFRS 13.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Material Accounting Policy Information (cont.)

As the shares granted do not contain any vesting conditions, the equity instruments are considered fully vested at grant date, and the fair value is recognised as an expense immediately in profit or loss, with a corresponding increase in equity.

The fair value determined at grant date is not subsequently remeasured.

3.23	Prior period adjustments

From time to time, the Group may identify errors related to prior periods. When such errors are determined to be immaterial to both the current period and the prior period financial statements, they are corrected in the period in which they are identified rather than restating the prior period financial statements.

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

During the year ended December 31, 2025, the Group enhanced the presentation of its equity structure by introducing additional line items in the statement of changes in equity to provide more relevant and transparent information. The changes primarily relate to a more detailed presentation of non-controlling interests, retained earnings, other reserves and additional paid-in capital. No changes were made to the previously reported amounts, and there is no impact on the Group’s total equity, financial position, results of operations or cash flows for any of the periods presented. The Company assessed materiality based on both quantitative and qualitative factors in accordance with the guidance set forth in SEC Staff Accounting Bulletin (“SAB”) Topics 1.M and 1.N.

Certain prior year amounts in the consolidated financial statements and related notes have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported financial position, results of operations, or cash flows. Specifically, amounts due from related parties that were previously presented in current assets have been reclassified to better reflect their expected settlement timing. The current portion is now included in “Amount due from related parties”, while the non-current portion is presented in “Amount due from related parties, net of current portion”.

4.	Critical accounting judgements and key sources of estimation uncertainty

In applying the group’s accounting policies, the directors are required to make judgements that have a significant impact on the amounts recognized and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

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

The Group has changed the valuation method during the initial recognition and subsequent measurement. At initial recognition in June 2024, the Group used a discounted cash flow (DCF) method to value the host loan component and the embedded derivative separately, as the fair value of the conversion feature could not be reliably measured using market-based inputs due to the absence of an IPO and observable market data. The fair values of the Group’s fixed interest-bearing borrowings are determined using the discounted cash flow (DCF) method, applying a discount rate that represents the issuer’s borrowing rate as of the reporting period’s end. There are no financial instruments for which Level 1 or Level 2 fair value measurements were applied.

As at December 31, 2024, management changed the valuation technique to a binomial option pricing model to value the convertible note. The change was made because the binomial method better reflects the optional nature of the conversion feature. On September 12, 2025, the convertible note has been converted to Class A ordinary shares as disclosed in Note 15.

iii.	Fair value of share-based compensation

The Company issued the Class B Ordinary Shares to members of the Board, executive officers, their affiliates, and existing shareholders. The cost of the restricted shares is measured based on the fair value on the grant date.

The Group applied a discounted cash flow valuation model, which incorporates key assumptions including projected future cash flows and discount rates. These inputs are not directly observable in the market and are classified as Level 3 inputs under IFRS 13.

In 2025, following the Group’s initial public offering, the fair value of equity instruments granted was determined based on quoted market prices. As such, no significant judgement or estimation uncertainty arises from the valuation of share-based payments in 2025.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	Property and equipment

	Building	Security equipment	Motor vehicle	Renovation	Office equipment	Furniture and fittings	Total
	USD	USD	USD	USD	USD	USD	USD
Cost
At December 31, 2023	2,881,844	719,914	470,457	406,207	224,355	47,837	4,750,614
Additions	-	988,816	6,800	2,532	54,336	-	1,052,484
Currency translation adjustments	(88,344)	(22,069)	(12,651)	(12,453)	(6,025)	(1,466)	(143,008)
At December 31, 2024	2,793,500	1,686,661	464,606	396,286	272,666	46,371	5,660,090
Additions	-	67,837	-	3,526	114,623	849	186,835
Write off	-	-	(202,123)	(1,694)	(2,372)	-	(206,189)
Disposal	-	(487,648)	(38,938)	-	-	-	(526,586)
Currency translation adjustments	165,771	100,087	29,139	23,516	16,825	2,750	338,088
At December 31, 2025	2,959,271	1,366,937	252,684	421,634	401,742	49,970	5,452,238

Accumulated Depreciation
As December 31, 2022	230,548	609,395	357,122	402,143	201,598	45,395	1,846,201
Depreciation	56,817	16,438	42,282	4,006	29,355	997	149,895
Currency translation adjustments	(8,017)	(18,956)	(4,410)	(12,395)	(11,625)	(1,410)	(56,813)
At December 31, 2024	279,348	606,877	394,994	393,754	219,328	44,982	1,939,283
Depreciation	58,233	321,329	46,706	195	38,703	1,254	466,420
Write off	-		(194,689)	-	(1,241)	-	(195,930)
Disposal	-	(472,846)	(36,342)	-	-	-	(509,188)
Currency translation adjustments	17,530	41,270	27,380	23,369	12,261	2,695	124,505
At December 31, 2025	355,111	496,630	238,049	417,318	269,051	48,931	1,825,090

Net book value
At December 31, 2024	2,514,152	1,079,784	69,612	2,532	53,338	1,389	3,720,807
At December 31, 2025	2,604,160	870,307	14,635	4,316	132,691	1,039	3,627,148

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	Property and equipment (cont)

As at December 31, 2025 and 2024, the Group’s building with carrying amount of USD 2,604,160 and USD 2,514,152, respectively are mortgaged to secure the Group’s debt and certain credit facilities granted from banks.

As at December 31, 2024, the Group has security equipment with a carrying amount of USD 964,301 that are currently not available for use. Accordingly, these assets are not subject to depreciation during the financial year. Management will continue to assess the status and future use of these assets on a regular basis.

During the year ended December 31, 2025, the security equipment were brought into use. As at December 31, 2025, the carrying amount of these assets is USD725,314. Depreciation has commenced in line with the Group’s accounting policy for property and equipment once the assets are available for use in the manner intended by management.

There was no impairment of fixed assets recorded for the years ended December 31, 2025 and 2024.

6.	Leases

Right-of-use assets

The Group entered into a tenancy arrangement with Housing Development Board to renew the tenancy of the Premises for a term of 3 years, commencing from July 1, 2021 at monthly rental SGD 2,250. The lease ended on June 30, 2024 and was renewed for a term of 3 years, commencing from July 1, 2024, at monthly rental of SGD 2,250. During the financial year ended December 31, 2024, the Group also entered into a tenancy arrangement with Faith Global Pte Ltd to renew a tenancy of an office premise for a term of 2.5 years, commencing from July 1, 2024. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As at December 31, 2025, the carrying value of security equipment held under finance lease obligation as at December 31, 2025 is USD 389,536 (2024: USD 240,700). The leased asset is pledged as security for the related finance lease liability.

As at December 31, 2025, the carrying value of security equipment held under finance lease obligation as at December 31, 2024 is USD389,535 (2024: USD 240,700 and 2023: USD 98,047) The leased asset is pledged as security for the related finance lease liability.

During the year ended December 31, 2025, the Group purchased security equipment at cost amounting to USD 199,761 (2024: USD 166,227) by finance lease arrangements amounting to USD 103,263 (2024: USD 130,324) at interest rate of 4.7-5.25% (2024: 2.99%) repayable by 60 (2024: 60) monthly instalments.

The carrying amounts of right-of-use assets are as below:

	Office premise	Security equipment	Total
	USD	USD	USD
At December 31, 2023	79,382	98,047	177,429
Addition	57,528	166,227	223,755
Depreciation expense	(53,743)	(20,919)	(74,662)
Foreign currency translation	(1,535)	(2,655)	(4,190)
At December 31, 2024	81,632	240,700	322,332
Addition	34,674	199,761	234,435
Depreciation expense	(57,859)	(64,157)	(122,016)
Foreign currency translation	3,808	13,232	17,040
At December 31, 2025	62,255	389,536	451,791

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	Leases (cont.)

	Operating Lease	Finance Lease	Total
	USD	USD	USD
Lease liabilities
At December 31, 2023	81,297	68,606	149,903
Addition during the year	57,528	130,324	187,852
Lease payments	(55,135)	(25,446)	(80,581)
Accretion of interest	1,901	5,811	7,712
Foreign currency translation	(2,524)	(2,200)	(4,724)
At December 31, 2024	83,067	177,095	260,162
Addition during the year	34,674	103,263	137,937
Lease payments	(61,365)	(64,232)	(125,597)
Accretion of interest	1,496	12,319	13,815
Foreign currency translation	4,960	10,714	15,674
At December 31, 2025	62,832	239,159	301,991

	December 31, 2025	December 31, 2024
	USD	USD
Represented by:
Current liabilities	101,624	89,438
Non-current liabilities	200,367	170,724
	301,991	260,162

Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate. The weighted average incremental borrowing rate applied to new leases during year 2025, 2024 and 2023 were 2.25%.

The following table summarizes the maturity of lease liabilities:

Year ended December 31, 2025	Within 1 year	1 to 5 years	>5 years	Total
Undiscounted lease liabilities	114,113	214,034	-	328,147
Interest expense	(12,489)	(13,667)	-	(26,156)
	101,624	200,367	-	301,991

Year ended December 31, 2024	Within 1 year	1 to 5 years	>5 years	Total
Undiscounted lease liabilities	103,063	182,499	-	285,562
Interest expense	(13,625)	(11,775)	-	(25,400)
	89,438	170,724	-	260,162

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Intangible assets

	Research and development	Software	Patents	Trademark	Total
	USD	USD	USD	USD	USD
Cost
At December 31, 2023	262,824	16,180	9,884	8,266	297,154
Currency translation adjustments	(8,057)	(496)	(303)	(255)	(9,111)
At December 31, 2024	254,767	15,684	9,581	8,011	288,043
Currency translation adjustments	15,119	931	568	477	17,095
At December 31, 2025	269,886	16,615	10,149	8,488	305,138

Accumulated amortization
At December 31, 2023	211,719	13,034	2,378	4,627	231,758
Amortization	50,380	3,102	689	814	54,985
Currency translation adjustments	(7,332)	(452)	(86)	(155)	(8,025)
At December 31, 2024	254,767	15,684	2,981	5,286	278,718
Amortization	-	-	705	835	1,540
Currency translation adjustments	15,119	931	189	328	16,567
At December 31, 2025	269,886	16,615	3,875	6,449	296,825

Net book value
At December 31, 2024	-	-	6,600	2,725	9,325

At December 31, 2025	-	-	6,274	2,039	8,313

There was no impairment of intangible assets recorded for the years ended December 31, 2025, 2024 and 2023.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	Other financial assets

	2025	2024
	USD	USD

Keyman insurance	71,561	69,505
Advance from supplier	-	323,514
	71,561	393,019

Keyman insurance was purchased by the company for a department head, who is a family member of Swee Kheng Chua, for which USD 85,956 was capitalized as other financial asset. The amount was revalued to USD71,651 (2024: USD69,505) as at December 31, 2025. The policy has an accumulating asset value and provides $1 million coverage on the life insured. The Company has the discretion to reassign the life insured.

Advances from supplier pertain to credit notes issued by the supplier. The credit notes raised as compensation for the unsatisfactory of their services. These credit notes were offset against prior year and current year purchases. As at December 31, 2025, credit balances were fully utilized.

9.	Trade and other receivables

	December 31, 2025	December 31, 2024
	USD	USD
Trade receivables
Trade receivables (refer note a below)	5,843,587	4,701,900
Less: Allowances for expected credit losses	(1,026,591)	(968,322)
Trade receivables, net	4,816,996	3,733,578

Ageing analysis of trade receivables
Not past due	2,644,699	2,176,512
Up to 60 days	1,237,287	814,010
61 to 365 days	707,559	651,860
Over 1 year	1,254,042	1,059,518
	5,843,587	4,701,900

Other receivables
Government grant receivable	18,791	6,137
Advance to employees	-	9,090
Deposit recoverable	46,505	29,216
Prepayments	136,581	47,125
Other receivables	9,869	-
	211,746	91,568
Total trade and other receivables	5,028,742	3,825,146

a.	Included in trade receivables are unbilled revenue amounting to USD 1,712,206 and USD 1,147,184 at December 31, 2025 and 2024, respectively which related to I-Guarding services. The services are provided within the financial year end however billing was made subsequent to the financial year ended. According to the contract with the customer, the consideration on the services provided are unconditional as the performance obligation has been complied with.

b.	Trade receivables are non-interest bearing and are generally on 30 days’ terms.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	Trade and other receivables (cont.)

c.	Lifetime expected loss provision for trade receivables of the Group are as follows:

		December 31, 2025		December 31, 2024
Customers’ characteristics	Weighted- average expected credit loss rate	Gross carrying amount	Allowance for expected credit losses	Gross carrying amount	Allowance for expected credit losses
		USD	USD	USD	USD

Low risk	0.6% - 0.8%	4,857,969	40,973	3,755,925	22,347
Loss	100%	985,618	985,618	945,975	945,975

		5,843,587	1,026,591	4,701,900	968,322

d.	The reconciliation of movement in the allowances for expected credit losses is as follows:

	December 31, 2025	December 31, 2024
	USD	USD
Balance at January 1	968,322	428,099
Impairment during the year	59,645	562,755
Written off	(58,850)	-
Currency translation adjustment	57,474	(22,532)
Balance at December 31	1,026,591	968,322

e.	Government grants receivables are pre-approved government grants granted to customers for adoption of digitalization. Such grant is directly disbursed to the Group.

f.	The government grant receivables is in relation to approved innovation project implemented. There are no unfulfilled conditions or other contingencies attaching to this grant.

10.	Cash and cash equivalents

	December 31, 2025	December 31, 2024
	USD	USD
Cash on hand	4,128	7,099
Cash at bank	1,624,890	993,185
Total cash and cash equivalents	1,629,018	1,000,284

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	Debt

	December 31, 2025	December 31, 2024
	USD	USD
Loan 1 – Property loan	1,741,530	1,689,025
Loan 2 – Bridge loan	-	192,686
Loan 3 – Bridge loan	25,401	177,969
Loan 4 – Money market loan	1,713,262	1,617,290
Loan 5 – Property loan	1,028,849	1,064,773
Loan 6 – Convertible note	-	940,077
Loan 7 – Business Venture loan	301,391	346,971
	4,810,433	6,028,791

Represented by:
Current liabilities	2,886,638	3,122,678
Non-current liabilities	1,923,795	2,906,113
	4,810,433	6,028,791

a.	The details of the debts are as follows:

Loan 1 with a carrying amount of USD 1,695,437 (2024: USD 1,689,025) is secured by a legal mortgage on a leasehold property of the Group with a carrying amount of USD 2,601,160 (2024: USD 2,514,154) and guaranteed personally by a director of the Group and a close family member of the director. It is repayable by 300 monthly instalments commencing from February 1, 2020 and bears interest at the rate of 1.30% to 6% per annum.

Loan 2 with a carrying amount USD 192,686 as at December 31, 2024 was unsecured and guaranteed personally by a director and a close family member of the director. It was repayable by 57-months instalments commencing December 2020 and bears interest at the rate of 2.5% per annum. The loan has been fully repaid in September 2025

Loan 3 with a carrying amount of USD 25,401 (2024: USD 177,969) is unsecured and guaranteed personally by a director and a close family member of the director. It is repayable by 60-months instalments commencing from December 1, 2021 and bears interest at the rate of 2.5% per annum.

Loan 4 with a carrying amount of USD 1,713,362 (2024: USD 1,617,290) is secured by a legal mortgage on a freehold property of a director and joint and several guarantee of USD 2,902,770 executed by a director and a close family member of the director. The money market loan shall be drawn in one or more tranches, subject to a minimum of USD 372,150 for the period of one to three months and bear interest at rates ranging from 2.47% to 5.64% (2024: 4.9% to 6.4%) per annum.

Loan 5 with a carrying amount of USD 1,028,849 (2024: USD 1,064,773) is secured by a legal mortgage on a leasehold property of the Group with a carrying amount of USD 2,604,160 and guaranteed personally by a director of the Group and a close family member of the director. It is repayable by 120 monthly instalments commencing from July 1, 2024 and bears interest at the rate of 3.90% per annum. A keyman insurance policy was purchased by the Group to qualify for this loan. The keyman is a department head, who is a family member of Swee Kheng Chua, Chief Executive Officer of the Group.

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

As at December 31, 2025, the Group did not meet certain financial covenants associated with Loan 5. Accordingly, the loan has been reclassified as a current liability as at the reporting date. Despite the breach, no default event has been triggered. Management assessed that based on the Group’s continued strong operational performance, timely payments to date, and the ongoing positive relationship with the lender, no demand for immediate repayment is expected. The lender has not indicated any intention to enforce its rights under the covenant breach.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	Debt (cont.)

Loan 6 (2024: USD 940,077), is a USD 1,000,000 principal convertible note bearing an interest rate of 3.00% per annum on the principal. The loan has been subsequently valued at fair value through profit or loss. The convertible note has created other financial liability (Note 12) due to conversion feature (elaborated below under convertible notes). The loan has been subsequently converted to Class A ordinary shares on September 12, 2025.

Loan 7 with carrying amount of USD 301,392 (2024: USD 346,971), is repayable by 60-months instalments commencing from September 1, 2024 and bears interest at the rate of 3.89% per annum. (elaborated below under convertible notes)

b.	Debt are classified as financial liabilities and are measured at amortized costs, except for Loan 6 was measured at fair value through profit and loss (FVTPL) as at reporting date.

c.	Loan 1 to 5 and 7 are denominated in Singapore Dollar. Loan 6 is denominated in USD.

d.	At the end of the reporting period, all debt were on fixed rate. However, the bank has the discretion to revise the interest at sole discretion of the bank.

Convertible notes

On June 10, 2024, Softbank Robotics Singapore Pte Ltd subscribed to a USD 1,000,000 convertible note with a 24 months maturity period with Concorde International Group Ltd. The principal amount of the note and all accrued but unpaid interest thereon is payable in full on the sooner of: (i) the 2-year anniversary of the Note date; (ii) after the first anniversary, if the share price has consecutively remained below the IPO price for 10 days (upon written notice from the Holder); or (iii) upon an event of default. The conversion option is exercisable at any time prior to the maturity period, to convert all or any portion of the outstanding amount into the Company’s Class A ordinary shares, par value USD 0.00001 per share, at a conversion price equal to the higher of the IPO price or 85% of the Volume Weighted Average Price (VWAP) over the 60 days preceding the notice of conversion, which is only exercisable after the one-year anniversary of the loan. On September 12, 2025, the loan has been fully converted into 259,082 of Class A ordinary shares.

On June 14, 2024, Concorde Security Pte Ltd secured a 5 years-term loan of SGD 500,000 from Oversea-Chinese Banking Corporation (“OCBC”). On June 25, 2024, Concorde Security Pte Ltd (the “Grantor”) entered into a call option agreement annexed to the term loan, which grants OCBC the option to subscribe for shares of the Grantor at a 20% discount to the price of the initial public offering (the “Grantor IPO”) of the ordinary shares of the Grantor or the trade sale price. OCBC shall be entitled to subscribe up to (i) 20% of enlarged ordinary share capital of the Grantor, or (ii) SGD 500,000, whichever is lower (the “Call Option”). As of June 25, 2024, the Grantor has an issued share capital of SGD 4,070,000 divided into 1,542,748 ordinary shares of the Grantor. The rights to exercise this option will occur at the time of (i) the closing of the Grantor IPO pursuant to which such shares will be listed and quoted on the Singapore Exchange Securities Trading Limited or such other recognized stock exchange as may be agreed by the parties or (ii) trade sale (the purchase of 50% or more of the total number of issued ordinary shares or total assets of the Grantor by another entity). The loan is guaranteed personally by one of the directors of the Company (Swee Kheng Chua), a close family member of the director (Ping Ping Lim) and Concorde International Group Pte Ltd. It bears interest at the rate of 3.5% over the Bank’s prevailing 3 months cost of funds as determined by the bank per annum over the rate payable by the bank for the cost of borrowing over a three-month prevailing period. The loan is immediately repayable contemporaneously upon the completion of (1) the exercise of the Call Option, (2) the Grantor IPO, or (3) trade sale.

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

Other financial liability is liability arising from the convertible note with a 24 months maturity period subscribed by Softbank Robotics Singapore Pte Ltd with Concorde International Group Ltd which have been fully converted on September 12, 2025 (Refer Loan 6 under Note 11 for details of convertible note). Under IFRS 9 (4.3.7), if an entity is unable to measure reliably the fair value of an embedded derivative on the basis of its terms and conditions, the fair value of the embedded derivative is the difference between the fair value of the hybrid contract and the fair value of the host.

The fair value of the financial liability was initially value through discounted cashflow method. Due to change in market and status of the Group, on December 31, 2024 and September 12, 2025 binomial method was used to reflects the fair value of the embedded derivate. Below are the movement of the fair value of the embedded derivative.

USD
Initial recognition	37,393
Fair value adjustment	136,158
Fair value as at December 31, 2024	173,551
Fair value adjustment	(70,586)
Fair value as at September 12, 2025 (conversion date)	102,965

13.	Deferred tax liabilities

The following are the major deferred tax liabilities and assets recognized by the group and movements thereon during the current and prior reporting period.

	Deductible temporary difference	Unutilized tax credits	Net deferred tax liabilities
	USD	USD	USD
As at December 31, 2023	(108,009)	(25,479)	(133,488)
Movement	(78,645)	25,049	(53,596)
Exchange differences	4,558	430	4,988
As at December 31, 2024	(182,096)	-	(182,096)
Movement	55,934	-	55,934
Exchange differences	(9,891)	-	(9,891)
As at December 31, 2025	(136,053)	-	(136,053)

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	Trade and other payables

	December 31, 2025	December 31, 2024
	USD	USD
Trade payables
Third parties	844,349	33,355

Other payables and accruals
Other payables	428,416	638,183
Accrued expense	652,660	419,650
	1,081,076	1,057,833
Total trade and other payables	1,925,425	1,091,188

Trade payables are unsecured, interest free and have an average payment term of 30 days and its carrying amount approximates its fair value.

15.	Equity

	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2024
	Par Value Per Share	Number of shares	Par Value Per Share	Number of shares
	USD		USD
Share capital
Authorized shares
Class A Ordinary Shares	0.00001	250,000,000	0.00001	250,000,000
Class B Ordinary Shares	0.00001	100,000,000	0.00001	100,000,000

Issued and outstanding shares
Class A Ordinary Shares	0.00001	6,674,356	-	-
Class B Ordinary Shares	0.00001	20,311,112	0.00001	20,888,886

The movements of the shares outstanding are as follows:

	Note	Class A Ordinary Shares	Class B Ordinary Shares
As at December 31, 2023		-	100,000
Movements:
Share-based compensation		-	20,788,886
As at December 31, 2024		-	20,888,886
Movements:
Issuance of new shares		1,437,500	-
Conversion of convertible note	11	259,082	-
Share conversion from Class B to Class A		577,774	(577,774)
Share-based compensation		4,400,000	-
As at December 31, 2025		6,674,356	20,311,112

CONCORDE INTERNATIONAL GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	Equity (cont.)

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

(iii)

The Company further reclassified the shares into (i) 250,000,000 Class A Ordinary Shares with a par value of USD 0.00001 each; and (ii) 100,000,000 Class B Ordinary Shares with a par value of USD 0.00001 each. Class B Ordinary Shares are entitled to one hundred votes per share and Class A Ordinary Shares are entitled to one vote per share. Each Class B Ordinary Shares is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Other than as to voting and conversion rights, Class B Ordinary Shares and Class A Ordinary Shares have the same rights and rank pari passu with one another, including the rights to dividends and other capital distribution.

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

As at December 31, 2024, the Company discounted the projected unlevered free cash flows for the next five years and the terminal value, calculated in year 5 using the perpetuity growth method with an estimated 2% rate. The weighted average cost of capital (WACC) was estimated 18%.

As at December 31, 2025, The Company discounted the projected unlevered free cash flows for the next five years and the terminal value, calculated in year 5 using the perpetuity growth method with an estimated 3% rate. The weighted average cost of capital (WACC) was estimated 10.6%.

The shares were fair valued at USD4 per share. The difference of the fair value of USD4 per share and nominal value of USD0.00001 per share were recognized as share-based compensation expense. No such shares were issued in other period.

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

On June 16, 2025, there were 562,960 Class B shares converted to 562,960 Class A shares. On September 5, 2025, there were 14,814 Class B shares converted to 14,814 Class A shares.

On November 10, 2025, the Company granted an aggregate of 4,400,000 restricted Class A ordinary shares under its 2025 Equity Incentive Plan to an employee and certain consultants of the Company as set forth in the table below in consideration of services rendered to the Company.

Shareholder	Class B Ordinary Shares	Fair value of share-based compensation
		USD
Sharifah Noriati Binte Said Omar(1), (2), (3)	2,000,000	4,940,000
Consultants	2,400,000	5,928,000
	4,400,000	10,868,000

1)	These are the Key Management Personnel of the Company

2)	These are the employees of the Company

3)	These are the related parties of the Company

4)	This is a close associate of the Company

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	(Loss)/ Earnings per share

(a)	Basic (loss)/ earnings per ordinary share

	December 31, 2025	December 31, 2024	December 31, 2023
(Loss)/Profit attributable to equity holders of the parent (USD)	(15,242,850)	(83,637,387)	960,686
Weighted average number of ordinary shares outstanding	22,586,305	16,458,468	100,000
Basic (loss)/earnings per ordinary share (USD)	(0.67)	(5.08)	9.61

(b)	Diluted (loss)/ earnings per ordinary share

The diluted (loss)/earnings per ordinary share equal the basic earnings per ordinary share as there were no dilutive potential ordinary shares throughout the reporting periods.

The Group has issued a convertible note as disclosed under Note 11. The note can only be exercised after one year anniversary of the date entered into which is June 10, 2025 and has been converted on September 12, 2025.

18.	Revenue

	2025	2024	2023
	USD	USD	USD
Type of goods or services
I-Guarding Services	12,111,955	10,236,195	10,452,263
Man Guarding Services	175,345	120,354	150,314
Others	188,143	134,119	53,416
	12,475,443	10,490,668	10,655,993

Revenue from one major customer accounted for approximately 14%, 16% and 14% of the Group’s total revenue for the year ended December 31, 2025, 2024 and 2023 respectively, arising from the provision of I-Guarding services.

	2025	2024	2023
	USD	USD	USD
Timing of transfer of goods or services
At a point of time	308,257	552,993	392,984
Over time	12,167,186	9,937,675	10,263,009
	12,475,443	10,490,668	10,655,993

*	The I-Guarding services include project installation services amount to USD 120,114, USD 418,874 and USD 339,568 for the years ended December 31, 2025, 2024 and 2023 for which revenue is recognized at a point in time.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	Income tax expenses

The components of income tax provision are:

	December 31, 2025	December 31, 2024	December 31, 2023
	USD	USD	USD
Current income tax expense	153,069	61,306	-
Deferred income tax credit	(55,934)	53,596	131,240
Total income tax expenses	97,135	114,902	131,240

A reconciliation between income tax expense and the product of accounting loss multiple by the applicable corporate tax rate for the reporting periods ended December 31, 2025, 2024 and 2023 were as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
	USD	USD	USD
(Loss)/Profit before income tax	(15,105,249)	(83,508,195)	1,125,434

Tax calculated at statutory rate of 17%	(2,567,892)	(14,196,647)	191,324
Differences arise from tax rate in different jurisdiction	162,102	14,834	-
Deferred tax assets previously not recognized, net of foreign exchange fluctuation	26,870	-	(88,615)
Income not subject to tax	(1,303)	(113,130)	(28,390)
Expense not deductible for tax purpose	2,536,799	14,283,615	73,097
Recognition of timing difference	(55,769)	53,596	9,432
Utilization of tax benefit	(27,382)	(34,488)	-
Deferred tax assets (net) not recognized	-	167,283	(25,608)
Under provision for prior year tax	83,343	-	-
Others	(59,633)	(60,161)	-
	97,135	114,902	131,240

In Singapore context, the realization of future income tax benefits from unabsorbed tax losses will only be obtained if the Group derives future assessable income of sufficient amount to enable the benefits of the deductions to be realized and the Group continues to comply with the conditions for deductibility imposed by the law. Unabsorbed tax losses may be carried forward indefinitely. There were tax benefits of USD 542,356 (2024: USD 480,391) not recognized.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	Employee benefits expenses

	December 31, 2025	December 31, 2024	December 31, 2023
	USD	USD	USD
Directors’ emoluments	761,244	553,793	260,115
Short term employment benefits	1,898,561	1,395,550	895,300
Defined contribution plan	226,257	195,860	141,193
Other employee benefits	49,302	6,767	14,737
	2,935,364	2,151,970	1,311,345

21.	Other expenses

	December 31, 2025	December 31, 2024	December 31, 2023
	USD	USD	USD
Bad debt written off	-	3,447	(176,856)
Professional fees	4,208,903	918,016	121,773
Distribution expenses	188,429	99,515	102,971
Office expenses	358,390	185,258	221,371
Property management expenses	22,668	1,542	31,342
Exchange difference	(99,579)	17,555	54,754
Others	27,801	31,815	29,047
	4,706,612	1,257,148	384,402

22.	Other income

	December 31, 2025	December 31, 2024	December 31, 2023
	USD	USD	USD
Receipt of government grants	182,528	164,197	47,894
Interest income	25,650	35,940	30,560
Bank interest income	2,567	2,982	-
Fair value adjustment*	68,551	(117,973)	-
Compensation received	178,088	355,879	-
Others	46,275	60,635	158,457
Total other income	503,659	501,660	236,911

*	Fair value adjustment pertains to adjustments made on other financial assets, keyman insurance contract and other financial liabilities.

23.	Finance costs

	December 31, 2025	December 31, 2024	December 31, 2023
	USD	USD	USD
Interest on debts	282,337	210,918	144,703
Interest on lease liabilities	13,815	7,712	4,923
Total finance costs	296,152	218,630	149,626

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	Related party transactions

The table below sets forth the major related parties and their relationships with the Group as at the end of the reporting period:

Name of related parties	Relationship with the Company
Concorde Global I Pte Ltd	Controlled by Swee Kheng Chua and Ping Ping Lim
iMatrix Global Pte Ltd	Swee Kheng Chua has significant influence over the company
Total Protection Solutions Pte Ltd	Ping Ping Lim was a shareholder of Total Protection Solutions Pte Ltd until November 2023, and also key subcontractor to the Group
Ping Ping, Lim	Non-controlling shareholder and spouse of Swee Kheng Chua
Swee Kheng Chua	Controlling shareholder and Chief Executive Officer
Jia Wei Chua	Son of Swee Kheng Chua, keyman to Concorde Security Pte. Ltd.

(a)	The principal related party balances and transactions as of and for the years ended December 31, 2025, 2024 and 2023 are as follows:

Amount due from related parties:

		December 31, 2025	December 31, 2024
		USD	USD
Total Protection Solutions Pte Ltd	(a)
Current portion		134,925	121,167
Non current portion		316,410	432,017
		451,335	553,184
Advance from supplier – Total Protection Solutions Pte Ltd (refer note 8)		-	323,514
Swee Kheng Chua	(b)	-	4,616
		451,335	881,314
Included in Trade Receivables:
Concorde Global I Pte Ltd	(c)	11,068	10,448
iMatrix Global Pte Ltd	(c)	6,467	6,105
Total Protection Solutions Pte Ltd		-	4,610
		17,535	21,163

(a)	On December 31, 2022, the Group formalized an agreement with Total Protection Solutions Pte Ltd loaned USD 651,702. The loan is unsecured, and it bears an interest rate of 5%. The loan was initially due on demand. In the financial year ended December 31, 2023, the Group extended an additional loan of USD 89,575, following the initial formalized agreement. This loan remains unsecured and carries an interest rate of 5%. On February 1, 2024, the Group entered into a repayment agreement with Total Protection Solutions Pte Ltd. Total Protection Solutions Pte Ltd will repay this loan on a monthly basis over a 5 year period commencing March 2024.

(b)	The loan is unsecured, interest free and repayable on demand.

(c)	The balance pertains to payment on behalf and interest charged on the payment on behalf for the prior years. In 2024, 100% expected credit loss has been provided due to uncertainty about the recoverability

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	Related party transactions (cont.)

Amount due to related parties:

		December 31, 2025	December 31, 2024
		USD	USD
Swee Kheng Chua	(a)	207,551	216,940

Included in Trade Payable
Total Protection Solutions Pte Ltd	(b)	690,741	-

(a)	In the financial year ended December 31, 2023, Swee Kheng Chua voluntarily requested a pay cut resulting in payments made to him during the year as a balance owed to the Group. He also received a debt repayment from iMatrix Global Pte Ltd on behalf of the Group, and Ping Ping Lim’s due amount to the Group was reassigned to him. The resulting amount owed to the Group was then used to offset the outstanding debt. The amount due to Swee Kheng Chua represents a short-term non-interest-bearing loan. The loan is unsecured.

(b)	Trade payable arise from the subcontractor services provided to Concorde Security Pte Ltd which are trade in nature. The Group received credit notes from Total Protection Solution Pte Ltd amounting to SGD 1,244,122 during the year ended December 31, 2024.

	December 31, 2025	December 31, 2024	December 31, 2023
	USD	USD	USD
Subcontracting costs
Total Protection Solution Pte Ltd	6,027,928	2,667,045	2,504,458
iMatrix Global Pte Ltd	-	-	16,403

Expenses paid on behalf – Swee Kheng Chua	34,755	4,695	-
Interest income – Total Protection Solution Pte Ltd	25,650	33,285	29,853
Loan repayment - Total Protection Solution Pte Ltd	126,318	185,407	71,449

iMatrix Global Pte Ltd and Total Protection Solution Pte Ltd provided Subcontracting service to the Group.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	Related party transactions (cont.)

Key management personnel compensation for the year ended is as follows:

	December 31, 2025	December 31, 2024
	USD	USD
Swee Kheng Chua	294,937	260,306
Sharifah Noriati Binte Said Omar*	52,226	62,810
Ping Ping Lim**	245,311	225,435
Terence Wing Khai Yap	298,599	264,454
Sze Yin Ong	97,727	81,921
Jia Wei Chua***	101,387	83,746
Total compensation	1,090,187	978,672

*	Ms. Sharifah Noriati Binte Said Omar serves as a nominee director at Berjaya Academy Pte Ltd, our 70% owned subsidiary, as well as Concorde Security Pte Ltd (Singapore), our 96.81% owned subsidiary, and Concorde Asia Pte Ltd (Singapore), our 70% owned subsidiary.

**	Ms. Ping Ping Lim is a senior manager in the Company. She is the spouse of Swee Kheng Chua and an authorizer for several banks, in Berjaya Academy Pte Ltd, our 70% owned subsidiary, as well as Concorde Security Pte Ltd (Singapore), our 96.81% owned subsidiary, and Concorde Asia Pte Ltd (Singapore), our 70% owned subsidiary.

***	Mr. Jia Wei Chua, Swee Kheng Chua’s child is the keyman of Concorde Security Pte Ltd (Singapore), our 96.81% owned subsidiary. He is one of the key management in Concorde Security Pte Ltd.

Compensation payable to key management personnel comprises of salaries, bonus, allowances and Employer’s contribution to Central Provident Funds. In the financial year 2023, Swee Kheng Chua and Ping Ping Lim both requested for a voluntary pay cut in Concorde Security Pte Ltd.

On March 18, 2024, the Company has further issued 20,788,886 Class B Ordinary Shares with par value of USD 0.00001 per share, to members of the Board, executive officers or their affiliates and existing shareholders. Such Class B Ordinary Shares issued to each of them were fair valued at USD 4 (Refer Note 14A for details).:

Terms and conditions of transactions with related parties

There have been no guarantees provided or received for any related party receivables or payables. For the year ended December 31, 2025, the Group has recorded USD Nil (2024 and 2023: USD 16,834 and USD nil) expected credit loss allowances relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

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

On April 26, 2026, the Group has issued a claim against Grocery Logistics of Singapore Pte Ltd via its solicitor, ReThink Legal, for breach of contract of SGD3,714,279. No provision has been made in these consolidated financial statements as the group’s management does not consider that there is any probable loss.

As of December 31, 2025 and 2024, the Company had commitments with banks and other parties for performance guarantees in favor of customers and others of approximately USD 878,304 and USD 966,671.

On March 20, 2026, a purported securities class action complaint was filed in the United States District Court for the Southern District of New York against the Company, certain of its current and/or former officers and directors, and certain third parties, including the Company’s independent registered public accounting firm and underwriters, captioned Parthasarathy Krishnamoorthy v. Concorde International Group, Ltd., et al., Civil Action No. 1:26-cv-02283 (the “Class Action”). The Class Action purports to assert claims under the U.S. federal securities laws on behalf of a putative class of investors who purchased or otherwise acquired the Company’s securities during the alleged class period. The complaint seeks, among other things, unspecified damages, interest, attorneys’ fees and other relief. The Company intends to defend the matter vigorously.

The Company has not recognized a contingent liability for this Class Action event as it does not qualify for the recognition criteria under The Company has not recognised a provision for this Class Action event as it does not meet the recognition criteria under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets.

On March 24, 2026, Plaintiffs Patrick Shane Johnson, Jack Pena, and Hitesh Dev filed a putative civil class action complaint before the Supreme Court of the State of New York, New York County, captioned Patrick Shane Johnson, et al. v. Syla Technologies Co., Ltd., et al. (New York County Sup. Ct. Index No. 153671/2026).  Plaintiffs, for themselves and others similarly situated, assert claims against approximately 47 issuers (including the Company), as well as a large number of underwriters and individuals.  Although none of the named Plaintiffs are alleged to be current or former shareholders of the Company, Plaintiffs assert claims against the Company for violations of Sections 11 and 12 of the Securities Act of 1933 arising from alleged material misrepresentations or omissions in the Company’s registration statement or prospectus issued in connection with the Company’s initial public offering.  More specifically and similar to all of the named defendants-issuers, Plaintiffs allege that the Company purportedly failed to disclose that the Company’s shares were susceptible to pump-and-dump schemes, which Plaintiffs allege purportedly occurred and which schemes were conducted by unknown individuals, of the defendants themselves.  The Company has not yet been formally served with the Summons and Complaint filed in the action.  Should the case proceed, the Company believes the claims asserted against it are legally defective and without merit, and the Company intends to vigorously defend the action.

Other than as disclosed above, the Group does not have any contingent liabilities as of the end of the reporting period.

As part of the Board’s ongoing regulatory compliance process, the Board continues to monitor legal and regulatory developments and their potential impact on the Group under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. Management is not aware of any contingencies that may have a significant impact on the financial position of the Group.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	Capital Management

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and net current asset position in order to support its business and maximize shareholder value. The capital structure of the Group comprises issued share capital, additional paid in capital, merger reserve, foreign currency translation reserve and accumulated losses.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes during the financial year ended December 31, 2025 and 2024. The net gearing ratios as at December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
	USD	USD
Debts	4,810,434	6,028,791
Less: cash and cash equivalent	(1,629,018)	(1,000,284)
Net debt	3,181,416	5,028,507
Total Owner’s equity	3,586,943	2,108,568
Net gearing ratio	0.89	2.38

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

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	Financial Instruments and Risk Management (cont.)

(a)	Credit risk

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

The table below details the credit quality of the Group’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

			Gross
		12-month or	carrying		Net carrying
Group	Note	lifetime ECL	amount	Impairment	amount
			USD	USD	USD
December 31, 2025
Trade receivables	9	Lifetime ECL	5,843,587	(1,026,591)	4,816,996
Other receivables	9	12-month	211,746	-	211,746
Amount due from related party	24	12-month	451,335	-	451,335
Cash and cash equivalents	10	12-month	1,629,018	-	1,629,018

December 31, 2024
Trade receivables	9	12-month	4,701,900	(968,322)	3,733,578
Other receivables	9	12-month	91,568		91,568
Amount due from related party	24	12-month	553,184		553,184
Cash and cash equivalents	10	12-month	1,000,283	-	1,000,283

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	Financial Instruments and Risk Management (cont.)

(i)	Trade and other receivables

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

(b)	Liquidity risk

	Carrying amount	Contractual cash flow	Within 1 year	Within 2 to 5 years	After 5 years
Group	USD	USD	USD	USD	USD
2025
Financial assets
Other financial assets	71,561	71,561	-	-	71,561
Trade and other receivables	5,028,742	5,028,742	5,028,742	-	-
Amount due from related party	451,335	451,335	134,925	316,410
Cash and cash equivalents	1,629,018	1,629,018	1,629,018	-	-
Total undiscounted financial assets	7,180,656	7,180,656	6,792,685	316,410	71,561

Financial liabilities
Trade and other payables	1,755,837	1,755,837	1,755,837	-	-
Amount due to related party	207,551	207,551	207,551	-	-
Lease liabilities	301,991	328,147	114,113	214,034	-
Debt	4,810,433	6,116,634	3,192,218	1,023,017	1,901,399
Total undiscounted financial liabilities	7,075,812	8,408,169	5,269,719	1,237,051	1,901,399

2024
Financial assets
Other financial assets	69,505	69,505	-	-	69,505
Trade and other receivables	3,825,146	3,825,146	3,825,146	-	-
Amount due from related party	553,184	553,184	121,167	432,017
Cash and cash equivalents	1,000,283	1,000,283	1,000,283	-	-
Total undiscounted financial assets	5,448,119	5,448,119	4,946,596	432,017	69,505

Financial liabilities
Trade and other payables	825,522	825,522	825,522	-	-
Amount due to related party	216,940	216,940	216,940
Lease liabilities	260,162	285,562	103,063	182,499	-
Derivative liabilities	173,551	173,551	-	173,551
Debt	6,028,791	6,957,197	3,249,560	1,342,420	2,365,217
Total undiscounted financial liabilities	7,504,966	8,458,772	4,395,085	1,698,470	2,365,217

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	Financial Instruments and Risk Management (cont.)

(c)	Market risk

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

The Group’s exposure to interest rate risk arises primarily from its debt and lease liabilities. At the end of reporting period, the weighted average effective interest rates for the debt and lease liabilities were as follows:

	2025	2024	2023
Fixed rates
Debts	1.9% - 8.2%	1.5% – 8%	1.5% – 8%
Lease liabilities	4.7% – 6.5%	1.5% – 2.5%	1.5% – 2.5%

Possible changes in interest rate are not expected to have a material impact on the result of the Group.

(ii)	Foreign currency risk

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

If the MYR had strengthened/weakened by 2% and 0.03% against the SGD (the average monthly variance during the year period ended December 31, 2025 and 2024 with all other variables held constant), the post-tax profit would have been approximately USD 266,404 and USD 27,185 higher/lower for the years ended December 31, 2025 and 2024, as a result of net foreign exchange gains/losses on translation of net monetary assets denominated in the MYR/SGD which is not the functional currency of the respective Company’s entities.

If the GBP had strengthened/weakened by 0.36% and 0.54% against the SGD (the average monthly variance during the year period ended December 31, 2025 and 2024 with all other variables held constant), the post-tax profit would have been approximately USD 48,001 and USD 448,826 higher/lower for the years ended December 31, 2025 and 2024, as a result of net foreign exchange gains/losses on translation of net monetary assets denominated in the GBP/SGD which is not the functional currency of the respective Company’s entities.

28.	Reconciliation for changes in liabilities arising from financing activities

The table below details changes in the group’s liabilities arising from financing activities, including both cash and non-cash changes.

			Non cash changes
	January 1, 2025	Financing cashflows	Interest charged	New leases	Fair value adjustment	Effect of changes in foreign exchange rates	December 31, 2025
Debts	5,088,014	(541,874)	282,337	-	-	(18,043)	4,810,434
Operating lease liabilities	83,067	(61,365)	1,496	34,674	-	4,960	62,832
Finance lease liabilities	177,095	(64,232)	12,319	103,263	-	10,714	239,159

			Non cash changes
	January 1, 2024	Financing cashflows	Interest charged	New leases	Fair value adjustment	Effect of changes in foreign exchange rates	December 31, 2024
Debts	3,972,648	1,003,296	193,418	-	-	81,348	5,088,014
Convertible note – host debt	-	964,922	17,500	-	(42,345)	-	940,077
Other financial liabilities	-	35,078	-	-	138,473	-	173,551
Operating lease liabilities	81,297	(55,135)	1,901	57,528	-	(2,524)	83,067
Finance lease liabilities	68,606	(25,446)	5,811	130,324	-	(2,200)	177,095

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.	Subsequent events

The Group has evaluated all events or transactions that occurred after December 31, 2025, up through May 15, 2026. During the period, the Company did not have any material subsequent events other than disclosed below.

On January 23, 2026, the Group transferred the legal title of a 51% equity interest in Concorde Security Sdn. Bhd. (“CSSB”), its wholly owned subsidiary to a third-party investor. Notwithstanding the reduction in shareholding, the Group retained control over the subsidiary’s business and operations, and accordingly, CSSB continues to be consolidated in the Group’s financial statements.

On March 30, 2026, CSSB entered into seven (7) separate Sale and Purchase Agreements with Premier Elite Marketing Sdn. Bhd., an independent third party, to acquire seven (7) units of three-storey mixed commercial buildings located in Johor, Malaysia. The aggregate consideration for the seven (7) units is 600,000 Class A ordinary shares of the Company, to be issued to the vendor’s nominee and subject to a three (3) month lock-up. As of the date of this filing, the 600,000 Class A ordinary shares have not yet been issued, and the assets have yet to be acquired. The transaction remains subject to completion conditions, including share registration and regulatory consent.

On February 3, 2026, Concorde International Group Ltd. (“CIGL”) entered into an Agreement and Plan of Merger with YOOV Group Holding Limited (“YOOV”) under the BVI Companies Act, 2004 (as revised), valuing YOOV at an equity value of US$600 million on a fully diluted basis.

The transaction was completed on March 18, 2026, pursuant to the Merger Agreement and a related waiver agreement, following which YOOV became a wholly owned subsidiary of CIGL. In connection with the closing, CIGL issued 200,000,000 new Class A ordinary shares to YOOV shareholders. Immediately after completion, CIGL had a total of 226,985,468 outstanding ordinary shares, comprising 206,674,356 Class A ordinary shares and 20,311,112 Class B ordinary shares.